Focus on growth and efficiency

Annual Report 2007

Structure of Commerzbank Group

Board of Managing Directors

Segments

Private and Business Customers	*Mittelstandsbank*	Corporates & Markets	Commercial Real Estate	Public Finance and Treasury

Operating units

Private and Business Customers	*Mittelstandsbank*	Corporates & Markets	Commercial Real Estate	Public Finance and Treasury
• Asset Management • Private Banking • Private and Business Customers • Retail Credit	• Corporate Banking • Financial Institutions	Corporates & Markets	• Commercial Real Estate	• Public Finance • Group Treasury
comdirect bank AG	BRE Bank SA	Regions abroad: • Western Europe • North and Latin America • Africa	Commerz Real AG	
	Regions abroad: • Central and Eastern Europe • Scandinavia • Asia / Oceania			

All staff and management functions are bundled into the Group Management division. Information Technology, Transaction Banking and Organization are provided by the Services division.

About Commerzbank

An integrated big bank

Commerzbank was founded in Hamburg in 1870 as Commerz- und Disconto-Bank. Roughly 100 years later, its headquarters were moved to Frankfurt am Main, also the legal domicile.

The acquisition of Eurohypo, the biggest European specialist in real-estate and public finance, makes Commerzbank the second-largest German bank. It sees its role as a competent provider of services, mainly for private and SME customers, but also for big corporates, institutions and multinationals. The bank's declared aim is to expand its market shares in these core areas, and above all to be the best bank for the German SME sector.

Commerzbank offers its customers a broad range of products and services. Its subsidiaries cover specific areas such as asset management, real-estate or leasing.

From its Frankfurt headquarters, Commerzbank operates a branch network throughout Germany. It is represented abroad in the world's main economic and financial centres by subsidiaries, branches and representative offices. It also has ties with more than 5,000 banks around the globe. Commerzbank's international business is geared towards institutional customers and the corporate sector. In some locations services are also provided for high-net-worth individuals. The bank is highly experienced in serving SME customers abroad. It handles the financing of 16 % of German foreign trade, giving it a market share well above the average.

More than 90 % of Commerzbank's capital is spread over a broad investor base; some 75 % is held by institutional investors.

Facts and figures

- Group net income reached a record €1.92bn, roughly one fifth more than in 2006
- A proposal will be put to the AGM to raise the dividend per share one third to €1.00
- Commerzbank Group's balance-sheet total rose moderately by 1.3 % to €616.5bn
- Capital ratios are within the defined range and thus at a sound level

Highlights of Commerzbank Group

Income statement	2007	2006[1]
Operating profit (€ m)	2,513	2,649
Operating profit per share (€)	3.83	4.04
Pre-tax profit (€ m)	2,505	2,396
Consolidated surplus (€ m)	1,917	1,604
Earnings per share (€)	2.92	2.44
Operating return on equity (%)	18.7	21.8
Cost/income ratio in operating business (%)	64.2	59.6
Return on equity of consolidated surplus (%)	15.4	14.2

Balance sheet	31.12.2007	31.12.2006[1]
Balance-sheet total (€ bn)	616.5	608.3
Risk-weighted assets according to BIS (€ bn)	237.4	231.5
Equity (€ bn) as shown in balance sheet	16.1	15.3
Own funds (€ bn) as shown in balance sheet	30.6	30.1

BIS capital ratios		
Core capital ratio, excluding market-risk position (%)	7.0	6.8
Core capital ratio, including market-risk position (%)	6.9	6.7
Own funds ratio (%)	10.8	11.1

Short/long-term rating		
Moody's Investors Service, New York	P-1/Aa3	P-1/A2
Standard & Poor's, New York	A-1/A	A-2/A-
Fitch Ratings, London	F1/A	F1/A

[1] after restatement

Operating profit (€ m)



2007
2,513
2006
2,649
2005
1,757
2004
1,011
2003
559

In the absence of any serious bad news, we will match the strong 2007 result this year as well. If the markets permit, we can do even better.

After-tax return on equity (%)



2007
15.4
2006
14.2
2005
12.8
2004
4.0
2003
-22.3

We are making good progress with our aim of achieving sustainable returns of more than 15 % after tax.

COMMERZBANK

Commerzbank Aktiengesellschaft
Frankfurt am Main

German securities code no.: 803 200
ISIN: DE 0 008 032 004

Invitation*

Dear shareholders,

We have pleasure in extending to you a cordial invitation to the **Annual General Meeting of shareholders** of Commerzbank Aktiengesellschaft, to be held in the Jahrhunderthalle Frankfurt, Frankfurt am Main-Höchst, Pfaffenwiese, **at 10 a.m. on Thursday May 15, 2008.**

Agenda

1. Presentation of the established financial statements and management report (including the explanatory report on information pursuant to Art. 289 (4) of the German Commercial Code) of Commerzbank Aktiengesellschaft for the financial year 2007, together with the presentation of the approved consolidated financial statements and management report (including the explanatory report on information pursuant to Art. 315 (4) of the German Commercial Code) of the Commerzbank Group for the financial year 2007, the report of the Supervisory Board and the corporate governance and remuneration report for the financial year 2007

2. Resolution on the appropriation of the distributable profit

The Board of Managing Directors and the Supervisory Board propose that the distributable profit of EUR 657,168,541.00 earned in financial year 2007 be used for the purposes of:

a dividend of EUR 1.00
per eligible no-par-value share.

3. Resolution on the approval of the actions of the members of the Board of Managing Directors

The Board of Managing Directors and the Supervisory Board propose that the actions of the members of the Board of Managing Directors who held office during financial year 2007 be approved.

4. Resolution on the approval of the actions of the members of the Supervisory Board

The Board of Managing Directors and the Supervisory Board propose that the actions of the members of the Supervisory Board who held office during financial year 2007 be approved.

5. Resolution on the appointment of the Auditor, the Group Auditor and the auditor tasked with reviewing the interim financial statements for financial year 2008

The Supervisory Board proposes that Pricewaterhouse Coopers Aktiengesellschaft Wirtschaftsprüfungsgesellschaft, Frankfurt am Main, be appointed Auditor and Group Auditor

* This translation is intended for convenience purposes only and solely the German version of the invitation to and the Agenda of the Annual General Meeting of shareholders shall be binding.

and auditor to review the interim financial statements for financial year 2008.

6. **Resolution on the appointment of the auditor to review the interim financial statements for the first quarter of financial year 2009**

The Supervisory Board proposes that Pricewaterhouse Coopers Aktiengesellschaft Wirtschaftsprüfungsgesellschaft, Frankfurt am Main, be appointed auditor to review the interim financial statements for the first quarter of financial year 2009.

7. **Resolution on the election of members and reserve members of the Supervisory Board**

The term of office of all of the members of the current Supervisory Board ends at the Annual General Meeting on May 15, 2008, so new elections for the shareholder representatives by the Annual General Meeting are required. The intention is for Klaus-Peter Müller, should he be elected to the Supervisory Board, to be elected as Chairman of the Supervisory Board by the members of the Supervisory Board following the Annual General Meeting.

The Annual General Meeting (AGM) is not bound to comply with proposals for election. The Supervisory Board is constituted in accordance with Arts. 96 (1) and 101 (1) of the German Stock Corporation Act (*Aktiengesetz*, AktG) and Art. 7 (1) sentence 1, no. 3 of the German Co-determination Act (*Mitbestimmungsgesetz*).

The Supervisory Board therefore proposes that the following be resolved:

a) That the persons named below be elected for the period running from the AGM on May 15, 2008 until the AGM that passes a resolution approving the actions of the Supervisory Board for financial year 2012 as shareholder representatives on the Supervisory Board:

Dott. Sergio Balbinot
Managing Director Assicurazioni Generali S.p.A.
Trieste

Dr. Burckhard Bergmann
Former member of the Board of Managing Directors of E.ON AG; Consultant
Hattingen

Dr.-Ing. Otto Happel
Entrepreneur
Lucerne

Prof. Dr.-Ing. Hans-Peter Keitel
Member of the Supervisory Board of HOCHTIEF AG
Essen

Friedrich Lürßen
Chairman of the Board of
Fr. Lürssen Werft GmbH & Co. KG
Bremen

Prof. h.c. (CHN) Dr. rer. oec. Ulrich Middelmann
Deputy Chairman of the Board of Managing Directors of ThyssenKrupp AG
Bochum

Klaus-Peter Müller
Chairman of the Board of Managing Directors of Commerzbank AG (until May 15, 2008)
Bad Homburg

Klaus Müller-Gebel
Lawyer (*Rechtsanwalt*)
Bad Soden

Dr. Marcus Schenck
Member of the Board of Managing Directors of E.ON AG
Düsseldorf

Dr.-Ing. E.h. Heinrich Weiss
Chairman of the Board of SMS GmbH
Hilchenbach

b) That the following persons be elected as reserves for the above shareholder representatives:

Dr. Thomas Kremer
Head of Corporate Department Legal and Compliance of ThyssenKrupp AG
Düsseldorf

Dr. Christian Rau
Chief Legal Officer of Linde AG
Munich

In the order given above, the reserve members will become members of the Supervisory Board if shareholder represen-

tatives on the Supervisory Board, or reserve members who have taken their place, leave the board before the end of their normal term of office and the AGM has not appointed a successor before they leave. The term of office of reserve members who have taken the place of a member who has left the Supervisory Board ends at the AGM at which a successor is elected for the member of the Supervisory Board that the reserve member replaced, and in any event no later than at the time when the normal term of office of such member would have expired. A reserve member taking the place of a member of the Supervisory Board resumes his position as a reserve member in the order given above whenever the AGM elects a new member to the Supervisory Board in place of the member who left early and was replaced by the reserve member.

The seats held by the shareholder representatives on the Supervisory Board and the reserve members proposed for election on other mandatory supervisory boards and comparable domestic and foreign supervisory bodies (Art. 125 (1) sentence 1 AktG) are listed in the Annex to item 7 of this Agenda.

8. Resolution on the authorization for Commerzbank Aktiengesellschaft to purchase its own shares for the purpose of securities trading, pursuant to Art. 71 (1) no. 7 AktG

The Board of Managing Directors and the Supervisory Board propose that the following be resolved:

a) That Commerzbank Aktiengesellschaft be authorized to purchase and sell its own shares for the purpose of securities trading. The aggregate amount of shares to be acquired for this purpose shall not exceed 5 % of the share capital of Commerzbank Aktiengesellschaft at the end of any given day. Together with the Company's own shares purchased for other reasons which are held by Commerzbank Aktiengesellschaft or are attributable to it pursuant to Art. 71a et seq., AktG, the shares purchased on the basis of this authorization may at no time exceed 10 % of the share capital of Commerzbank Aktiengesellschaft. The lowest price at which the Bank may buy its shares may not be more than 10 % lower than the mean value for the share price (closing auction prices or similar successor prices for the Commerzbank share in XETRA trading or a similar successor system to the XETRA system on the Frankfurt Stock Exchange) on the last three trading days prior to the purchase; the highest price at which the Bank may buy its own shares may not be more than 10 % higher than this level.

b) This authorization shall be valid until October 31, 2009. The authorization pursuant to Art. 71 (1) no. 7 AktG to purchase the Bank's own shares, resolved by the AGM of Commerzbank Aktiengesellschaft on May 16, 2007 under item 7 of the Agenda, shall be canceled when this new authorization becomes effective.

9. Resolution on the authorization for Commerzbank Aktiengesellschaft to purchase and use its own shares, pursuant to Art. 71 (1) no. 8 AktG, with shareholders' subscription rights excluded and with the possibility to exclude shareholders' pre-emptive tender rights

The Board of Managing Directors and the Supervisory Board propose that the following be resolved:

a) That Commerzbank Aktiengesellschaft be authorized to repurchase its own shares up to a level of 10 % of the share capital for purposes other than trading. Together with the Company's own shares purchased for other reasons which are held by Commerzbank Aktiengesellschaft or are attributable to it pursuant to Art. 71a et seq., AktG, the shares purchased on the basis of this authorization may at no time exceed 10 % of the share capital of Commerzbank Aktiengesellschaft.

   aa) The purchase may be effected at the discretion of the Board of Managing Directors (1) via the stock exchange, (2) by means of a public tender offer to all shareholders or (3) by means of a public invitation to all shareholders to submit an offer for the sale of shares (hereafter "Invitation to Sell").

      (1) If the shares are purchased via the stock exchange, the price paid may not be more than 10 % higher or lower (excluding incidental costs) than the mean value for the share price (closing auction prices or similar successor prices for the Commerzbank share in XETRA trading or a similar successor system to the XETRA system on the Frankfurt Stock Exchange) on the last three trading days preceding the purchase.

(2) If the shares are purchased via a public tender offer Commerzbank Aktiengesellschaft shall determine the purchase price or a purchase price range per Commerzbank share. If a purchase price range is set the final price will be determined on the basis of the declarations of acceptance received. The purchase price or the purchase price range may not be more than 10 % higher or lower (excluding incidental costs) than the mean value for the share price (closing auction prices or similar successor prices for the Commerzbank share in XETRA trading or a similar successor system to the XETRA system on the Frankfurt Stock Exchange) on the last three trading days preceding the final decision by the Board of Managing Directors to issue the public tender offer ("the Key Date"). The public tender offer may contain purchase price ranges, deadlines for acceptance, conditions and other provisions, in particular the ability to adjust the price range if substantial changes occur in the Commerzbank share price after publication of the public tender offer. In this case, the date for establishing the admissible upper and lower price limits shall be the day of the final decision by the Board of Managing Directors on an adjustment of the price range.

(3) If an Invitation to Sell is issued the purchase price or the purchase price range will be determined on the basis of the offers received by Commerzbank Aktiengesellschaft. However, the purchase price or the purchase price range may not be more than 10 % higher or lower (excluding incidental costs) than the mean value for the share price (closing auction prices or similar successor prices for the Commerzbank share in XETRA trading or a similar successor system to the XETRA system on the Frankfurt Stock Exchange) on the last three trading days preceding the day on which the offers to sell are accepted by Commerzbank Aktiengesellschaft. The Invitation to Sell may contain purchase price ranges, deadlines for acceptance, conditions and other provisions, in particular the ability to adjust the price range if substantial changes occur in the Commerzbank share price after publication of the Invitation to Sell. In this case, the Key Date for establishing the admissible upper and lower price limits shall be the day of the final decision by the Board of Managing Directors on an adjustment of the price range.

bb) The authorization for the Bank to repurchase its own shares may be used on one or more occasions, wholly or in part, by Commerzbank Aktiengesellschaft or its Group companies (Art. 18 (1) AktG) or by third parties acting on its behalf or on behalf of its Group companies, and in any combination of the purchase options described above.

cc) If in the event of a repurchase via a public tender offer or an Invitation to Sell the number of Commerzbank shares tendered to Commerzbank Aktiengesellschaft exceeds the maximum number of Commerzbank shares intended for repurchase, the shares will be accepted on a quota basis in proportion to the number of Commerzbank shares tendered. Provision may be made for preferential acceptance of smaller numbers of up to 100 tendered shares per shareholder. The Board of Managing Directors is authorized to exclude shareholders' pre-emptive tender rights in respect of this provision.

dd) The provisions of the Securities Trading Act (*Wertpapierhandelsgesetz*) and the Commission Regulation (EC) No. 2273/2003 of 22 December 2003 shall be observed wherever and to the extent that they apply.

ee) This authorization shall be valid until October 31, 2009. The authorization pursuant to Art. 71 (1) no. 8 AktG to purchase and use the Bank's own shares, resolved by the AGM of Commerzbank Aktiengesellschaft on May 16, 2007 under item 8 of the Agenda, shall be canceled when this new authorization becomes effective.

b) That the Board of Managing Directors be authorized to use the Company's own shares purchased on the basis of this authorization as follows:

aa) to sell them via the stock exchange or by means of a public offer to all shareholders;

bb) to sell them in ways other than via the stock exchange or by means of a public tender offer to all

shareholders, provided that the repurchased shares are sold at a price that is not materially lower than the market price of Commerzbank shares offering the same conditions at the time of sale. In this case, the portion of the share capital represented by the Commerzbank shares being sold may not exceed 10 % of the share capital of Commerzbank Aktiengesellschaft. In determining this maximum amount, all Commerzbank shares must be counted that have been issued on the basis of other authorizations valid at the time of this authorization for the issue of Commerzbank shares or financial instruments entitling the holders to subscribe to Commerzbank shares with shareholders' subscription rights excluded pursuant to Art. 186 (3) sentence 4 AktG *mutatis mutandis*.

cc) to sell them in ways other than via the stock exchange or by means of a public tender offer to all shareholders, where this is carried out for the purpose of acquiring companies or interests in companies;

dd) in the event of the shares being sold via the stock exchange or by means of a public tender offer to all shareholders, by granting subscription rights to the holders or creditors of convertible bonds or bonds with warrants or profit-sharing certificates (with conversion or option rights) or corresponding conversion obligations issued by Commerzbank Aktiengesellschaft or by companies in which Commerzbank Aktiengesellschaft directly or indirectly holds a majority interest (group companies as defined in Art. 18 (1) AktG) to the extent of their entitlement to shares after they have exercised their conversion or option rights or fulfilled their conversion obligations;

ee) to issue shares to employees of Commerzbank Aktiengesellschaft or of companies in which Commerzbank Aktiengesellschaft directly or indirectly holds a majority interest (group companies as defined in Art. 18 (1) AktG);

ff) to redeem and cancel the shares without the need for a further AGM resolution; the Supervisory Board is authorized to amend the Articles of Association to reflect the reduction in the share capital.

The above authorizations to use previously repurchased shares may be realized wholly or in part, in one or several tranches, individually or jointly. All of the Company's own shares may be used for one or more of the above purposes. Shareholders' subscription rights to Commerzbank shares which are resold after having been purchased by the Bank shall be excluded insofar as these shares are used in accordance with the above authorizations under sections bb) to ee).

c) That the Board of Managing Directors may only act on the above authorization under section b) with the prior approval of the Supervisory Board.

10. Resolution on the authorization for Commerzbank Aktiengesellschaft to use derivatives in purchasing the Bank's own shares pursuant to Art. 71 (1) no. 8 AktG and to exclude shareholder's subscription and pre-emptive tender rights in this connection

Supplementing the authorization to be resolved under the preceding agenda item 9 to purchase the Company's own shares pursuant to Art. 71 (1) no. 8, Commerzbank Aktiengesellschaft should also be authorized to use derivatives when making such repurchases.

The Board of Managing Directors and the Supervisory Board propose that the following be resolved:

a) That, supplementing the authorization proposed for resolution under the preceding agenda item 9 to purchase the Company's own shares pursuant to Art. 71 (1) no. 8, Commerzbank Aktiengesellschaft also be authorized to use derivatives when purchasing the Company's own shares pursuant to the authorization to be resolved under agenda item 9, in addition to the ways described in said resolution. The Board of Managing Directors shall be authorized to sell options that oblige Commerzbank Aktiengesellschaft to buy Commerzbank shares (put options) upon exercise of such options by the holder of the options, to buy options that give Commerzbank Aktiengesellschaft the right to acquire Commerzbank shares from the holder of the options (call options) upon exercise of such options, and to acquire Commerzbank shares by using a combination of put and call options.

Any share purchase using put options, call options or a combination of such options is restricted to shares amounting to no more than 5 % of the share capital. The term of the options must be structured such that, in exercising the options, the Commerzbank shares may only be acquired up to October 31, 2009.

b) That the terms of the options must ensure that, when exercised, only such shares are delivered as, after purchase / sale of the options, in keeping with the principle of equal treatment, were purchased over the stock exchange at the prevailing price for Commerzbank shares at the time of purchase in XETRA trading on the Frankfurt Stock Exchange (or a similar successor system to the XETRA system on the Frankfurt Stock Exchange). The purchase price per Commerzbank share to be paid upon exercise of an option (the strike price) may not be above or below the average closing price for Commerzbank shares in XETRA trading on the Frankfurt Stock Exchange (or a similar successor system to the XETRA system on the Frankfurt Stock Exchange) on the last three trading days preceding conclusion of the related option transaction by more than 10 % (in each case excluding incidental costs but taking into account the option premium paid / received).

The purchase price paid by Commerzbank Aktiengesellschaft for call options may not be above, and the amount received by Commerzbank Aktiengesellschaft upon sale of put options may not be below, the theoretical fair value determined in accordance with recognized financial-mathematical methods for the options concerned, for the calculation of which the strike price must be taken into account.

If the Company's own shares are acquired using derivatives in compliance with the above regulations, the rights of shareholders to enter into option transactions with Commerzbank Aktiengesellschaft is excluded through the appropriate application of Art. 186 (3) sentence 4 AktG. Nor do any rights for shareholders to enter into option transactions exist to the extent that the conclusion of option transactions provides for a preferential right to offer to enter into option transactions related to smaller numbers of shares.

Shareholders are only entitled to submit their Commerzbank shares if Commerzbank Aktiengesellschaft has an obligation towards them arising from the option transactions. Any right to submit shares beyond this is excluded.

c) This authorization shall be valid until October 31, 2009. For the use of shares acquired by using derivatives, the regulations provided under item 9 b) and c) of the Agenda apply accordingly.

11. Resolution on the authorization for the Board of Managing Directors to increase the Bank's share capital (Authorized Capital 2008) – with the possibility of excluding shareholders' subscription rights if contributions in kind are made – and amendment of the Articles of Association

Art. 4 (3) and (6) of the Articles of Association contain authorizations for the Board of Managing Directors to increase share capital which are only valid until April 30, 2009 and it is accordingly foreseeable that they will expire before the AGM in 2009. In order to grant the Board of Managing Directors total flexibility also on the timing for exercising the various authorizations, the authorizations under Art. 4 (3) and (6) of the Articles of Association shall be canceled and replaced by an authorization running until May 14, 2013.

The Board of Managing Directors and the Supervisory Board propose that the following be resolved:

a) That the authorizations resolved under item 7 and item 8 of the Agenda of the AGM on May 12, 2004 for the Board of Managing Directors to increase the share capital be canceled with effect from the date of entry in the Commercial Register of the new Authorized Capital 2008 to be resolved below under b) and c).

b) That the Board of Managing Directors be authorized, with the approval of the Supervisory Board, to increase the Company's share capital by May 14, 2013 through the issue of new no-par-value shares against cash or contributions in kind, in either one or several tranches, by a maximum amount of €470,000,000.00 (Authorized Capital 2008). On principle, shareholders are to be offered subscription rights; the mandatory subscription right may also be granted in such manner that the new shares are taken up by a bank or a syndicate of banks under an obligation to offer them for subscription to

shareholders of Commerzbank Aktiengesellschaft. However, the Board of Managing Directors may, with the approval of the Supervisory Board, exclude shareholders' subscription rights to the extent necessary to offer to the holders of conversion or option rights either already issued or still to be issued by Commerzbank Aktiengesellschaft or by companies in which Commerzbank Aktiengesellschaft directly or indirectly holds a majority interest (group companies as defined in Art. 18, (1), *Aktiengesetz*), subscription rights to the extent to which they would be entitled after they had exercised their conversion or option rights or fulfilled their corresponding conversion obligation. In addition, any fractional amounts of shares may, with the approval of the Supervisory Board, be excluded from shareholders' subscription rights. Furthermore, the Board of Managing Directors may, with the approval of the Supervisory Board, exclude shareholders' subscription rights insofar as the share capital is increased for the purpose of acquiring companies or interests in companies against contributions in kind.

c) That in Art. 4 of the Articles of Association, the current version of paragraph 6 be canceled and the following new paragraph 6 inserted:

"(3) The Board of Managing Directors shall be authorized, with the approval of the Supervisory Board, to increase the Company's share capital by May 14, 2013 through the issue of new no-par-value shares against cash or contributions in kind, in either one or several tranches, by a maximum amount of €470,000,000.00 (Authorized Capital 2008). On principle, shareholders are to be offered subscription rights; the mandatory subscription right may also be granted in such manner that the new shares are taken up by a bank or a syndicate of banks under an obligation to offer them for subscription to shareholders of Commerzbank Aktiengesellschaft. However, the Board of Managing Directors may, with the approval of the Supervisory Board, exclude shareholders' subscription rights to the extent necessary to offer to the holders of conversion or option rights, either already issued or still to be issued by Commerzbank Aktiengesellschaft or by companies in which Commerzbank Aktiengesellschaft directly or indirectly holds a majority interest (group companies as defined in Art. 18, (1), *Aktiengesetz*), subscription rights to the extent to which they would be entitled after they had exercised their conversion or option rights or fulfilled their corresponding conversion obligation. In addition, any fractional amounts of shares may, with the approval of the Supervisory Board, be excluded from shareholders' subscription rights. Furthermore, the Board of Managing Directors may, with the approval of the Supervisory Board, exclude shareholders' subscription rights insofar as the share capital is increased for the purpose of acquiring companies or interests in companies against contributions in kind."

In the Articles of Association Art. 4 (6) shall be canceled, Art. 4 (7) becomes Art. 4 (6) without amending its substance, Art. 4 (8) becomes Art. 4 (7) without amending its substance and Art. 4 (9) becomes Art. 4 (8) without amending its substance.

d) The Supervisory Board shall be authorized to amend the text of Art. 4 of the Articles of Association to reflect the extent to which this authorized capital increase is used or to adjust the article once the authorization has expired.

12. Resolution on the authorization for the Board of Managing Directors to issue convertible bonds, bonds with warrants or profit-sharing rights (both with and without conversion or option rights) with the possibility of excluding shareholders' subscription rights and on the conditional increase of the share capital (Authorization 2008/I) – and also to amend the Articles of Association

The Board of Managing Directors and the Supervisory Board propose that the following be resolved:

I. Cancellation of the authorizations dated May 30, 2003 and May 20, 2005.

The authorizations resolved by the AGMs on May 30, 2003 (item 12 of the Agenda for that meeting) and May 20, 2005 (item 8 of the Agenda for that meeting) for the Board of Managing Directors to issue convertible bonds, bonds with warrants or profit-sharing rights (both with or without conversion or option rights) shall be canceled upon entry in the Commercial Register of the conditional capital to be resolved below under IV.

II. Authorization for the issue of convertible bonds and / or bonds with warrants and / or profit-sharing rights (both with or without conversion or option rights)

1. Term of the authorization; face value, number of shares; maturity; interest

   The Board of Managing Directors shall be authorized, to issue, with the approval of the Supervisory Board, by no later than May 14, 2013 interest-bearing convertible bonds or bonds with warrants or profit-sharing rights (these with and without conversion or option rights) with or without a limitation on maturity date with a total face value of up to €4,000,000,000.00. The convertible bonds or bonds with warrants or profit-sharing rights (hereinafter also referred to jointly as "Financial Instruments") may be bearer or registered instruments. Conversion / option rights are granted to holders / creditors of convertible bonds or bonds with warrants, and conversion / option rights may be granted to holders or creditors of profit-sharing rights under the precise terms for the respective Financial Instruments for a total number of up to 160,000,000 shares and a portion of the share capital not exceeding in aggregate €416,000,000.00. The maturity date of the conversion or option rights may not be later than the maturity dates of the respective Financial Instruments. Interest payable on the Financial Instruments may be variable; it may also be fully or partially dependent on key profit figures released by Commerzbank Aktiengesellschaft or the Commerzbank Group (including distributable profit or the dividends laid down for Commerzbank shares under resolutions on the appropriation of profit). Furthermore the terms of the Financial Instruments may provide for subsequent payment of payments not made in earlier years.

2. Currency; contribution in kind; issues by companies in which Commerzbank Aktiengesellschaft directly or indirectly holds a majority interest; fulfilment of capital adequacy requirements

   a) The Financial Instruments shall be issued in Euro but may also – subject to a limit of the equivalent amount in Euro – be issued in the currency of another OECD country.

   b) The Financial Instruments may also be issued against contribution in kind for the purpose of acquiring companies or interests in companies or to carry out a merger of companies.

   c) They may furthermore be issued by companies in which Commerzbank Aktiengesellschaft directly or indirectly holds a majority interest (group companies as defined in Art. 18 (1) AktG). In the case of issues of Financial Instruments by companies in which Commerzbank Aktiengesellschaft holds a majority interest, the Board of Managing Directors shall be authorized to give a guarantee for the Financial Instrument on behalf of Commerzbank Aktiengesellschaft and to grant / guarantee the holders / creditors of such Financial Instruments conversion / option rights on Commerzbank shares.

   d) The Financial Instruments may be structured such that the consideration to be exchanged for their issue fulfils the capital adequacy requirements of the German Banking Act.

3. Conversion and option rights

   a) In the case of issues of convertible bonds, holder / creditors of a single bond (hereinafter also referred to as a "Partial Bond") receive the right, under the terms more closely defined in the terms and conditions of the convertible bonds, to convert their Partial Bond(s) into Commerzbank shares. The conversion ratio is calculated by dividing the face value or the issue price below the face value of a Partial Bond by the fixed conversion price per Commerzbank share. Fractions of shares resulting from this calculation will be settled in cash unless the terms and conditions of the convertible bond exclude settlement of such fractional amounts. The pro-rata amount of the share capital represented by the shares to be issued upon conversion may not exceed the face value or the issue price below the face value of a Partial Bond.

   b) In the case of issues of bonds with warrants, one or more warrants will be attached to each Partial Bond, which grant the holders / creditors of the

Partial Bond(s) the right, under terms more closely defined in the terms and conditions of the options, to subscribe to Commerzbank shares. Fractions of shares resulting from the subscription ratio will be settled in cash unless the terms and conditions of the option exclude settlement of such fractional amounts. The pro-rata amount of the share capital represented by the shares to be subscribed upon exercise of the option may not exceed the face value of the Partial Bond.

c) In the case of issue of profit-sharing rights with conversion rights, no. 3 a), and in the case of profit-sharing rights with option rights, no. 3 b) shall apply *mutatis mutandis*.

4. Conversion obligations, granting of new or existing shares

a) The terms and conditions of convertible bonds and of profit-sharing rights (provided that the profit-sharing rights entitle holders to conversion rights) may also give rise to an obligation to exercise the conversion rights at the end of their terms or at another time (in each case also referred to as "Final Maturity"). The aforementioned conditions may moreover entitle Commerzbank Aktiengesellschaft to grant Commerzbank shares to the holders / creditors of the convertible bonds at Final Maturity in whole or in part in lieu of the cash settlement due, provided that the Financial Instruments had been issued while upholding shareholders' subscription rights – also in cases where subscription rights have been excluded for fractional amounts (no. 6 b) aa) and where subscription rights have been excluded in favor of holders / creditors of Financial Instruments issued on an earlier occasion (no. 6 b) bb) – or where subscription rights have been excluded pursuant to Art. 186 (3) sentence 4 AktG). The pro-rata amount of the share capital represented by shares to be issued at Final Maturity is also not permitted in these cases to exceed the the lower of face value price or the issue price of the Financial Instruments.

b) Commerzbank Aktiengesellschaft is entitled in cases of conversions (including in cases of a corresponding conversion obligation) or when options are exercised, at its own discretion, to grant shares from conditional capital or authorized capital or shares that already exist.

5. Conversion and option price, adjustment of the conversion and option price to protect value

a) The conversion price (in the case of issue of convertible bonds or profit-sharing rights with conversion rights) shall be fixed in Euro and

aa) be equal in cases where shareholders generally retain a subscription right – also in cases where subscription rights have been excluded for fractional amounts (no. 6 b) aa) and where subscription rights have been excluded in favor of holders / creditors of Financial Instruments issued on an earlier occasion (no. 6 b) bb) – subject to no. 5 a) dd – to 125 % of the average closing price for Commerzbank shares in XETRA trading on the Frankfurt Stock Exchange or on a comparable successor system to the XETRA system over the time commencing at the beginning of the subscription period up to and including the day before the announcement of the final establishment of the conditions pursuant to Art. 186 (2) AktG (hereinafter referred to as "Reference Period I" or the "Share Price in Reference Period I");

bb) be equal in cases where shareholders' subscription rights have been excluded through application of Art. 186 (3) sentence 4 AktG (no. 6 b) cc) – subject to no. 5 a) ee – to 125 % of the volume weighted average price (hereinafter referred to as "VWAP") for Commerzbank shares in XETRA trading on the Frankfurt Stock Exchange or on a comparable successor system to the XETRA system over the term of the bookbuilding process to be carried out by the banks arranging the issue during which investors may submit purchase applications for the convertible bonds or profit-sharing rights (hereinafter referred to as "Reference Period II" or the "Share Price in Reference Period II");

cc) be equal in cases where shareholders' subscription rights have been excluded upon the issue of Financial Instruments against contribution in kind (no. 6 b) dd) – subject to no. 5 a) ee – to 125 % of the VWAP for Commerzbank shares in XETRA trading on the Frankfurt Stock Exchange or on a comparable successor system to the XETRA system over the ten days preceding the resolution by the Board of Managing Directors to issue the Financial Instruments against contribution in kind (hereinafter referred to as "Reference Period III" or the "Share Price in Reference Period III");

dd) be equal in the case of Financial Instruments with a conversion obligation pursuant to no. 4 a) sentence 1 when shareholders generally retain a subscription right – also in cases where subscription rights have been excluded for fractional amounts (no. 6 b) aa) and where subscription rights have been excluded in favor of holders / creditors of Financial Instruments issued on an earlier occasion (no. 6 b) bb) – to 120 % of the Share Price in Reference Period I when the conversion right is exercised by the holder / creditor of the Financial Instrument and in cases of a mandatory conversion at Final Maturity, the following:

(1) the Share Price in Reference Period I if the VWAP for Commerzbank shares in XETRA trading on the Frankfurt Stock Exchange or on a comparable successor system to the XETRA system during the ten trading days preceding Final Maturity (hereinafter referred to as the "Share Price at Final Maturity") is lower than or equal to the Share Price in Reference Period I,

(2) 120 % of the Share Price in Reference Period I if the Share Price at Final Maturity is equal to or higher than 120 % of the Share Price in Reference Period I,

(3) the Share Price at Final Maturity if this lies between the Share Price in Reference Period I and 120 % of the Share Price in Reference Period I;

ee) be equal in cases of Financial Instruments with a conversion obligation pursuant to no. 4 a) sentence 1 and where shareholders' subscription rights have been excluded through application of Art. 186 (3) sentence 4 AktG (no. 6 b) cc) or where shareholders' subscription rights have been excluded upon the issue of Financial Instruments against payment in kind (no. 6 b) dd) to 120 % of the Share Price (i) in Reference Period II (where shareholders' subscription rights have been excluded through application of Art. 186 (3) sentence 4 AktG or (ii) in Reference Period III (where shareholders' subscription rights have been excluded upon the issue of Financial Instruments against contribution in kind) when the conversion right is exercised by the holder / creditor of the Financial Instrument, and in cases of a mandatory conversion at Final Maturity, the following:

(1) the Share Price in Reference Period II or Reference Period III respectively if the VWAP for Commerzbank shares in XETRA trading on the Frankfurt Stock Exchange or on a comparable successor system to the XETRA system during the ten trading days preceding Final Maturity (hereinafter referred to as the "Share Price at Final Maturity") is in either case lower than or equal to the Share Price in Reference Period II or in Reference Period III respectively,

(2) 120 % of the Share Price in Reference Period II or Reference Period III respectively if the Share Price at Final Maturity is in either case equal to or higher than 120 % of the Share Price in Reference Period II or Reference Period III respectively,

(3) the Share Price at Final Maturity if this lies between the Share Price in Reference Period II or Reference Period III and 120 % of the Share Price in Reference Period II or Reference Period III respectively,

ff) be equal in cases of Financial Instruments with a conversion obligation regardless of the above regulations to 100 % of the share price (i) in Reference Period I (if Financial Instruments are issued with shareholders' subscription rights), (ii) in Reference Period II (if Financial Instruments are issued where shareholders' subscription rights have been excluded through application of Art. 186 (3) sentence 4 AktG) or (iii) in Reference Period III (if Financial Instruments are issued against contribution in kind where shareholders' subscription rights have been excluded), provided that Commerzbank Aktiengesellschaft arranges for the mandatory conversion of the Financial Instruments in compliance with the terms and conditions of the Financial Instruments (i) to prevent Commerzbank Aktiengesellschaft from suffering a direct heavy loss or (ii) to avoid a substantial lowering of the credit rating of Commerzbank Aktiengesellschaft by a recognized rating agency or (iii) because one of the key capital ratios of Commerzbank Aktiengesellschaft or the Commerzbank Group defined in the terms and conditions of the Financial Instruments falls below a defined threshold;

gg) be equal to the VWAP for Commerzbank shares in XETRA trading on the Frankfurt Stock Exchange or on a comparable successor system to the XETRA system on the third trading day immediately preceding Final Maturity if the terms and conditions of the convertible bonds or profit-sharing rights (to the extent that these grant conversion rights) pursuant to no. 4 a) sentence 2 provide for holders / creditors of these Financial Instruments to be granted Commerzbank shares in whole or in part in lieu of payment of the cash settlement due.

b) The option price (in the case of issue of bonds or profit-sharing rights with warrants) shall be fixed in euros and

aa) be equal in cases where shareholders generally retain a subscription right – also in cases where subscription rights have been excluded for fractional amounts (no. 6 b) aa) and where subscription rights have been excluded in favor of holders/creditors of Financial Instruments issued on an earlier occasion (no. 6 b) bb) – to 140 % of the average closing price for Commerzbank shares in XETRA trading on the Frankfurt Stock Exchange or on a comparable successor system to the XETRA system over the time commencing at the beginning of the subscription period up to and including the day before the announcement of the final establishment of the conditions pursuant to Art. 186 (2) AktG;

bb) be equal in cases where shareholder's subscription rights have been excluded through application of Art. 186 (3) sentence 4 AktG (no. 6 b) cc) to 140 % of the VWAP for Commerzbank shares in XETRA trading on the Frankfurt Stock Exchange or on a comparable successor system to the XETRA system over the term of the bookbuilding process to be carried out by the banks arranging the issue during which investors may submit purchase applications for the bonds with warrants or profit-sharing rights;

cc) be equal in cases where shareholders' subscription right have been excluded upon the issue of Financial Instruments against contribution in kind (no. 6 b) dd) to 140 % of the VWAP for Commerzbank shares in XETRA trading on the Frankfurt Stock Exchange or on a comparable successor system to the XETRA system over the ten days preceding the resolution by the Board of Managing Directors to issue the Financial Instruments against payment in kind.

Art. 9 (1) of the German Stock Corporation Act shall remain unaffected.

The conversion / option price must be adjusted during the course of the conversion / option period regardless of Art. 9 (1) AktG in any of the following cases:

- increases in the share capital of Commerzbank Aktiengesellschaft through conversion of capital reserves or retained earnings;
- splits or consolidations of Commerzbank shares;
- increases in the share capital of Commerzbank Aktiengesellschaft granting shareholders subscription rights without a subscription right being granted to holders / creditors of convertible bonds, bonds with warrants or profit-sharing rights of Commerzbank Aktiengesellschaft with conversion rights (or conversion obligations) or option rights to subscribe to Commerzbank shares that have already been issued to the same extent as they would have been entitled to after exercising their conversion or option rights or after fulfillment of the related conversion obligations;
- issues of additional convertible bonds or bonds with warrants or profit-sharing rights of Commerzbank Aktiengesellschaft with conversion rights or conversion obligations or option rights to subscribe to Commerzbank shares or granting or guaranteeing other conversion rights (or related conversion obligations) or option rights to subscribe to Commerzbank shares without a subscription right being granted to holders / creditors of convertible bonds, bonds with warrants or profit-sharing rights of Commerzbank with conversion rights (or conversion obligations) or option rights to subscribe to Commerzbank shares that already exist to the same extent as they would have been entitled to after exercising their conversion or option rights or after fulfillment of the related conversion obligations;
- reductions in the share capital of Commerzbank Aktiengesellschaft (where not solely in the form of a reduction of the pro-rata amount of the share capital attributable to a single share);
- in the event of other unusual measures / events at Commerzbank Aktiengesellschaft.

In all of these cases, the conversion / option right will be adjusted as provided for in more detail in the terms and conditions of the Financial Instruments in line with Art. 216 (3) AktG in such manner that the financial value of the conversion / option rights (or related conversion obligations) is not affected by the measure / event triggering the price adjustment.

As an alternative to adjusting the conversion / option price, it is possible to provide in all of the above cases, as determined in more detail in the terms and conditions of the Financial Instruments, for the Company to make a payment in the appropriate amount of cash upon exercise of the conversion / option rights or upon fulfillment of the related conversion obligations.

6. Subscription rights, exclusion of subscription rights

   a) The Financial Instruments must generally be offered to the shareholders of Commerzbank Aktiengesellschaft for subscription. The statutory subscription right may also be granted in such a way that the Financial Instruments are taken over by a bank or a banking syndicate with the obligation to offer them to shareholders for subscription. If the Financial Instruments are issued by a company in which Commerzbank Aktiengesellschaft directly or indirectly holds a majority interest, Commerzbank Aktiengesellschaft must ensure the shareholders subscription rights accordingly.

   b) The Board of Managing Directors is however authorized, with the approval of the Supervisory Board, to exclude the subscription right of shareholders to the Financial Instruments

      aa) for fractional amounts arising from the subscription ratio;

      bb) to the extent it is necessary to exclude shareholders' subscription rights in order to grant holders / creditors of Financial Instruments (with conversion rights, conversion obligations or option rights) issued on an earlier occasion a right to subscribe for Commerz bank shares to the same extent as they would

have been entitled to after exercising their conversion or option rights (or after fulfillment of a related conversion obligation);

cc) if the Financial Instruments are structured in such a way that their issue price is not substantially below their theoretical market value as determined by recognized, in particular financial-mathematical methods. The scope of this authorization to exclude shareholders' subscription rights is, however, limited to the issue of Financial Instruments that grant conversion rights or conversion obligations / option rights to Commerzbank shares representing a pro-rata amount of no more than 10 % of the share capital of Commerzbank Aktiengesellschaft. All Commerzbank shares should be counted towards this upper limit which are sold or issued during the term of this authorization – but for no longer than until the grant of a new authorization to sell or issue Commerzbank shares or Financial Instruments with the right to subscribe to such shares where shareholders' subscription rights are excluded pursuant to Art. 186 (3) sentence 4 AktG – on the basis of other authorizations for the sale or issue of Commerzbank shares or Financial Instruments with the right to subscribe to such shares where shareholders' subscription rights are excluded in such manner.

dd) if and to the extent that the Financial Instruments are issued against contribution in kind for the purpose of acquiring companies, parts of companies or interests in companies (including increasing an existing interest in a company) or carrying out a merger, and excluding shareholders' subscription rights is in the overriding interest of Commerzbank Aktiengesellschaft.

ee) whenever profit-sharing rights without conversion rights, conversion obligations or option rights are issued – to the extent that these are structured similar to bonds, i.e. they do not confer any rights of membership in Commerzbank Aktiengesellschaft or rights to liquidation proceeds from Commerzbank Aktiengesellschaft, and the interest paid on them is not linked to the size of the net profit for the year, the distributable profit or the dividend of Commerzbank Aktiengesellschaft. Moreover the interest payable and the issue price of these profit-sharing rights must be in line with the market conditions prevailing at the time they are issued.

7. Authorization to lay down additional details of the Financial Instruments

   The Board of Managing Directors – in the scope described above – shall be authorized with the approval of the Supervisory Board – and with the approval of the relevant boards where the Financial Instruments are issued by companies in which Commerzbank Aktiengesellschaft holds a majority interest – to lay down additional details of the issue and structure of the Financial Instruments, in particular but not limited to the rate of interest, issue price, maturity and denomination, as well as the conversion and option term.

III. The share capital of Commerzbank Aktiengesellschaft shall be conditionally increased by up to €416,000,000.00 through the issue of up to 160,000,000 no-par-value bearer shares (Conditional Capital 2008 / I). The conditional capital increase is to enable shares to be allocated upon the exercise of conversion or option rights (or upon fulfillment of the related conversion obligations) to holders / creditors of the convertible bonds or convertible profit-sharing rights or warrants attached to bonds or profit-sharing certificates with warrants issued on the basis of the authorization dated May 15, 2008 (Authorization 2008 / I).

The new shares will be issued at the conversion / option price (issue amount) as determined in more detail under Authorization 2008/I resolved under no. II. above. The conditional capital increase will only be carried out to the extent that holders / creditors of convertible bonds or warrants attached to bonds or profit-sharing certificates with warrants issued or guaranteed by Commerzbank Aktiengesellschaft or by companies in which Commerz-

bank Aktiengesellschaft directly or indirectly holds a majority interest (group companies as defined in Art. 18 (1) AktG) make use by May 14, 2013 of their conversion/ option rights or fulfill their related conversion obligations on the basis of the authorization resolved by the AGM on May 15, 2008 (Authorization 2008/I), and the conditional capital is required under the terms and conditions of the bonds or profit-sharing rights (with conversion or option rights). The new shares shall rank for dividend payment from the start of the financial year in which they are issued through the exercising of either conversion or option rights, or through fulfilling the related conversion obligation.

The Board of Managing Directors shall be authorized to determine the other details for effecting the conditional capital increase. The Supervisory Board shall be authorized to amend Art. 4 of the Articles of Association to reflect the use eventually made of this authorization and upon expiration of all conversion/option periods, and to effect all other amendments relating only to the wording of the Articles of Association.

IV. As the time limit has expired, the authorized capital in Art. 4 (4) of the Articles of Association is no longer valid. Art. 4 (4) in its current version shall therefore be deleted and the following new paragraph 4 inserted in its place:

"(4) As resolved by the Annual General Meeting of May 15, 2008, the Company's share capital shall be conditionally increased by up to €416,000,000.00 divided into 160,000,000 no-par-value bearer shares (Conditional Capital 2008/I). The conditional capital increase will only be carried out to the extent that holders/creditors of convertible bonds or convertible profit-sharing rights or warrants attached to bonds or profit-sharing certificates issued or guaranteed by Commerzbank Aktiengesellschaft or by companies in which Commerzbank Aktiengesellschaft directly or indirectly holds a majority interest (group companies as defined in Art. 18, (1), *Aktiengesetz*) by May 14, 2013 on the basis of the authorization resolved by the Annual General Meeting on May 15 , 2008 (Authorization 2008/I) make use of their conversion/option rights or meet their related conversion obligations, and the conditional capital is required under the terms and conditions of the bonds or profit-sharing rights (with conversion or option rights)."

13. Resolution on the authorization for the Board of Managing Directors to issue convertible bonds, bonds with warrants or profit-sharing rights (both with and without conversion or option rights) with the possibility of excluding shareholders' subscription rights and on the conditional increase of the share capital (Authorization 2008/II) – and also to amend the Articles of Association

The Board of Managing Directors and the Supervisory Board propose that the following be resolved:

I. Cancellation of the authorizations dated May 30, 2003 and May 20, 2005.

The authorizations resolved by the AGMs on May 30, 2003 (item 12 of the Agenda for that meeting) and May 20, 2005 (item 8 of the Agenda for that meeting) for the Board of Managing Directors to issue convertible bonds, bonds with warrants or profit-sharing rights (both with or without conversion or option rights) shall be cancelled upon entry in the Commercial Register of the conditional capital to be resolved below under IV.

II. Authorization for the issue of convertible bonds and/or bonds with warrants and/or profit-sharing rights (both with or without conversion or option rights)

1. Term of the authorization; face value, number of shares; maturity; interest

The Board of Managing Directors shall be authorized to issue, with the approval of the Supervisory Board, by no later than May 14, 2013 interest-bearing convertible bonds or bonds with warrants or profit-sharing rights (these with and without conversion or option rights) with or without a limitation on maturity date with a total face value of up to €4,000,000,000.00. The convertible bonds or bonds with warrants or profit-sharing rights (hereinafter also referred to jointly as "Financial Instruments") may be bearer or registered instruments. Conversion/ option rights are granted to holders/creditors of convertible bonds or bonds with warrants, and conversion/option rights may be granted to holders or creditors of profit-sharing rights under the terms

more closely defined for the respective Financial Instruments for a total number of up to 160,000,000 shares and a portion of the share capital not exceeding in aggregate €416,000,000.00. The maturity date of the conversion or option rights may not be later than the maturity dates of the respective Financial Instruments. Interest payable on the Financial Instruments may be variable; it may also be fully or partially dependent on key profit figures released by Commerzbank Aktiengesellschaft or the Commerzbank Group (including distributable profit or the dividends laid down for Commerzbank shares under resolutions on the appropriation of profit). Furthermore the terms of the Financial Instruments may provide for subsequent payment of payments not made in earlier years.

2. Currency; issues by companies in which Commerzbank Aktiengesellschaft directly or indirectly holds a majority interest; fulfilment of capital adequacy requirements

   a) The Financial Instruments shall be issued in Euro but may also – subject to a limit of the equivalent amount in Euro – be issued in the currency of another OECD country.

   b) They may furthermore be issued by companies in which Commerzbank Aktiengesellschaft directly or indirectly holds a majority interest (group companies as defined in Art. 18 (1) AktG). In the case of issues of Financial Instruments by companies in which Commerzbank Aktiengesellschaft holds a majority interest, the Board of Managing Directors shall be authorized to give a guarantee for the Financial Instrument on behalf of Commerzbank Aktiengesellschaft and to grant/guarantee the holders/creditors of such Financial Instruments conversion/option rights on Commerzbank shares.

   c) The Financial Instruments may be structured such that the consideration to be exchanged for their issue fulfils the capital adequacy requirements of the German Banking Act.

3. Conversion and option rights

   a) In the case of issues of convertible bonds, holders/creditors of a single bond (hereinafter also referred to as a "Partial Bond") receive the right, under the terms more closely defined in the terms and conditions of the convertible bonds, to convert their Partial Bond(s) into Commerzbank shares. The conversion ratio is calculated by dividing the face value or the issue price below the face value of a Partial Bond by the fixed conversion price per Commerzbank share. Fractions of shares resulting from this calculation are settled in cash unless the terms and conditions of the convertible bond exclude settlement of such fractional amounts. The pro-rata amount of the share capital represented by the shares to be issued upon conversion may not exceed the face value or the issue price below the face value of a Partial Bond.

   b) In the case of issues of bonds with warrants, one or more warrants will be attached to each Partial Bond, which grant the holders/creditors of the Partial Bond(s) the right, under the terms more closely defined in the terms and conditions of the options, to subscribe to Commerzbank shares. Fractions of shares resulting from the subscription ratio are settled in cash unless the terms and conditions of the option exclude settlement of such fractional amounts. The pro-rata amount of the share capital represented by the shares to be subscribed upon exercise of the option may not exceed the face value of the Partial Bond.

   c) In the case of issue of profit-sharing rights with conversion rights, no. 3 a), and in the case of profit-sharing rights with option rights, no. 3 b) shall apply *mutatis mutandis*.

4. Conversion obligations, granting of new or existing shares

   a) The terms and conditions of convertible bonds and of profit-sharing rights (provided that the profit-sharing rights entitle holders to conversion rights) may also form the basis of an obligation to exercise the conversion rights at the end of their terms or at another time (in each case also referred to as "Final Maturity"). The aforementioned conditions may moreover entitle Commerzbank Aktiengesellschaft to grant Commerzbank shares to the holders / creditors of the convertible bonds at Final Maturity in whole or in part in lieu of the cash settlement due provided that the Financial Instruments had been issued while upholding shareholders' subscription rights – including in cases where subscription rights have been excluded for fractional amounts (no. 6 b) aa) and where subscription rights have been excluded in favor of holders / creditors of Financial Instruments issued on an earlier occasion (no. 6 b) bb) – or where subscription rights have been excluded pursuant to Art. 186 (3) sentence 4 AktG). The pro-rata amount of the share capital represented by shares to be issued at Final Maturity is also not permitted in these cases to exceed the face value or a lower issued price of the Financial Instruments.

   b) Commerzbank Aktiengesellschaft is entitled in cases of conversions (including in cases of a corresponding conversion obligation) or when options are exercised, at its own discretion, to grant shares from conditional capital or authorized capital or shares that already exist.

5. Conversion and option price, adjustment of the conversion and option price to preserve value

   a) The conversion price (in the case of issue of convertible bonds or profit-sharing rights with conversion rights) shall be fixed in Euro and

      aa) be equal in cases where shareholders generally retain a subscription right – also in cases where subscription rights have been excluded for fractional amounts (no. 6 b) aa) and where subscription rights have been excluded in favor of holders / creditors of Financial Instruments issued on an earlier occasion (no. 6 b) bb) – subject to no. 5 a) cc – to 135 % of the average closing price for Commerzbank shares in XETRA trading on the Frankfurt Stock Exchange or on a comparable successor system to the XETRA system over the time commencing at the beginning of the subscription period up to and including the day before the announcement of the final establishment of the conditions pursuant to Art. 186 (2) AktG (hereinafter referred to as "Reference Period I" or the "Share Price in Reference Period I");

      bb) be equal in cases where shareholder's subscription rights have been excluded through application of Art. 186 (3) sentence 4 AktG (no. 6 b) cc) – subject to no. 5 a) dd – to 135 % of the volume weighted average price (hereinafter referred to as "VWAP") for Commerzbank shares in XETRA trading on the Frankfurt Stock Exchange or on a comparable successor system to the XETRA system over the term of the bookbuilding process to be carried out by the banks arranging the issue during which investors may submit purchase applications for the convertible bonds or profit-sharing rights (hereinafter referred to as "Reference Period II" or the "Share Price in Reference Period II");

      cc) be equal in the case of Financial Instruments with a conversion obligation pursuant to no. 4 a) sentence 1 when shareholders generally retain a subscription right – also in cases where subscription rights have been excluded for fractional amounts (no. 6 b) aa) and where subscription rights have been excluded in favor of holders / creditors of Financial Instruments issued on an earlier occasion (no. 6 b) bb) – to 120 % of the Share Price in Reference Period I when the conversion right is exercised by the holder / creditor of the Financial Instrument and, in cases of a mandatory conversion at Final Maturity, the following:

(1) the Share Price in Reference Period I if the VWAP for Commerzbank shares in XETRA trading on the Frankfurt Stock Exchange or on a comparable successor system to the XETRA system during the ten trading days preceding Final Maturity (hereinafter referred to as the "Share Price at Final Maturity") is lower than or equal to the Share Price in Reference Period I,

(2) 120 % of the Share Price in Reference Period I if the Share Price at Final Maturity is equal to or higher than 120 % of the Share Price in Reference Period I,

(3) the Share Price at Final Maturity if this lies between the Share Price in Reference Period I and 120 % of the Share Price in Reference Period I,

dd) be equal in cases of Financial Instruments with a conversion obligation pursuant to no. 4 a) sentence 1 and where hareholders' subscription rights have been excluded through the application of Art. 186 (3) sentence 4 AktG, to 120 % of the Share Price in Reference Period II when the conversion right is exercised by the holder/creditor of the Financial Instrument and, in cases of a mandatory conversion at Final Maturity, the following:

(1) the Share Price in Reference Period II if the VWAP for Commerzbank shares in XETRA trading on the Frankfurt Stock Exchange or on a comparable successor system to the XETRA system during the ten trading days preceding Final Maturity (hereinafter referred to as the "Share Price at Final Maturity") is on any occasion lower than or equal to the Share Price in Reference Period II,

(2) 120 % of the Share Price in Reference Period II if the Share Price at Final Maturity is equal to or higher than 120 % of the Share Price in Reference Period II,

(3) the Share Price at Final Maturity if this lies between the Share Price in Reference Period II and 120 % of the Share Price in Reference Period II,

ee) be equal in cases of Financial Instruments with a conversion obligation regardless of the above regulations to 100 % of the share price (i) in Reference Period I (if Financial Instruments are issued with shareholders' subscription rights), (ii) in Reference Period II (if Financial Instruments are issued where shareholders' subscription rights have been excluded through application of Art. 186 (3) sentence 4 AktG), provided that Commerzbank Aktiengesellschaft arranges for the mandatory conversion of the Financial Instruments in compliance with the terms and conditions of the Financial Instruments (i) to prevent Commerzbank Aktiengesellschaft from suffering a direct heavy loss or (ii) to avoid a substantial lowering of the credit rating of Commerzbank Aktiengesellschaft by a recognized rating agency or (iii) because one of the key capital ratios of Commerzbank Aktiengesellschaft or the Commerzbank Group defined in the terms and conditions of the Financial Instruments falls below a defined threshold;

ff) be equal to the VWAP for Commerzbank shares in XETRA trading on the Frankfurt Stock Exchange or on a comparable successor system to the XETRA system on the third trading day immediately preceding Final Maturity if the terms and conditions of the convertible bonds or profit-sharing rights (to the extent that these grant conversion rights) pursuant to no. 4 a) sentence 2 provide for holders/creditors of these Financial Instruments to be granted Commerzbank shares in whole or in part in lieu of payment of the cash settlement due.

b) The option price (in the case of issue of bonds or profit-sharing rights with warrants) shall be fixed in euros and

aa) be equal in cases where shareholders generally retain a subscription right – also in cases where subscription rights have been excluded for fractional amounts (no. 6 b) aa) and where subscription rights have been excluded in favor of holders / creditors of Financial Instruments issued on an earlier occasion (no. 6 b) bb) – to 150 % of the average closing price for Commerzbank shares in XETRA trading on the Frankfurt Stock Exchange or on a comparable successor system to the XETRA system over the time commencing at the beginning of the subscription period up to and including the day before the announcement of the final establishment of the conditions pursuant to Art. 186 (2) AktG;

bb) be equal in cases where shareholder's subscription rights have been excluded through application of Art. 186 (3) sentence 4 AktG (no. 6 b) cc) to 150 % of the average closing price for Commerzbank shares in XETRA trading on the Frankfurt Stock Exchange or on a comparable successor system to the XETRA system over the term of the bookbuilding process to be carried out by the banks arranging the issue during which investors may submit purchase applications for the bonds with warrants or profit-sharing rights.

Art. 9 (1) of the German Stock Corporation Act shall remain unaffected..

The conversion / option price must be adjusted during the course of the conversion / option period regardless of Art. 9 (1) AktG in any of the following cases:

- increases in the share capital of Commerzbank Aktiengesellschaft through conversion of capital reserves or retained earnings;
- splits or consolidations of Commerzbank shares;
- increases in the share capital of Commerzbank Aktiengesellschaft granting shareholders subscription rights without a subscription right being granted to holders / creditors of convertible bonds, bonds with warrants or profit-sharing rights of Commerzbank Aktiengesellschaft with conversion rights (or conversion obligations) or option rights to subscribe to Commerzbank shares that have already been issued to the same extent as they would have been entitled to after exercising their conversion or option rights or after fulfillment of the related conversion obligations;
- issues of additional convertible bonds or bonds with warrants or proft-sharing rights of Commerzbank Aktiengesellschaft with conversion rights or conversion obligations or option rights to subscribe to Commerzbank shares or granting or guaranteeing other conversion rights (or related conversion obligations) or option rights to subscribe to Commerzbank shares without a subscription right being granted to holders / creditors of convertible bonds, bonds with warrants or profit-sharing rights of Commerzbank with conversion rights (or conversion obligations) or option rights to subscribe to Commerzbank shares that already exist to the same extent as they would have been entitled to after exercising their conversion or option rights or after fulfillment of the related conversion obligations;
- reductions in the share capital of Commerzbank Aktiengesellschaft (where not solely in the form of a reduction of the pro-rata amount of the share capital attributable to a single share);
- in the event of other unusual measures / events at Commerzbank Aktiengesellschaft.

In all of these cases, the conversion / option right will be adjusted as provided for in more detail in the terms and conditions of the Financial Instruments in line with Art. 216 (3) AktG in such manner that the financial value of the conversion / option rights (or related conversion obligations) is not affected by the measure / event triggering the price adjustment.

As an alternative to adjusting the conversion / option price, it is possible to provide in all of the above cases, as determined in more detail in the terms and conditions of the Financial Instruments, for the Company to make a payment in the appropriate amount of cash upon exercise of the conversion / option rights or upon fulfillment of the related conversion obligations.

6. Subscription rights, exclusion of subscription rights

   a) The Financial Instruments must generally be offered to the shareholders of Commerzbank Aktiengesellschaft for subscription. The statutory subscription right may also be granted in such a way that the Financial Instruments are taken over by a bank or a banking syndicate with the obligation to offer them to shareholders for subscription. If the Financial Instruments are issued by a company in which Commerzbank Aktiengesellschaft directly or indirectly holds a majority interest, Commerzbank Aktiengesellschaft must ensure the shareholders subscription rights accordingly.

   b) The Board of Managing Directors is, however, authorized, with the approval of the Supervisory Board, to exclude the subscription right of shareholders to the Financial Instruments

      aa) for fractional amounts arising from the subscription ratio;

      bb) to the extent it is necessary to exclude shareholders' subscription rights, in order to grant holders / creditors of Financial Instruments (with conversion rights, conversion obligations or option rights) issued on an earlier occasion a right to subscribe for Commerzbank shares to the same extent as they would have been entitled to after exercising their conversion or option rights (or after fulfillment of a related conversion obligation).

      cc) if the Financial Instruments are structured in such a way that their issue price is not substantially below their theoretical market value as determined by recognized, in particular financial-mathematical methods. The scope of this authorization to exclude shareholders' subscription rights is, however, limited to the issue of Financial Instruments that grant conversion rights or conversion obligations / option rights to Commerzbank shares representing a pro-rata amount of no more than 10 % of the share capital of Commerzbank Aktiengesellschaft. All Commerzbank shares should be counted towards this upper limit which are sold or issued during the term of this authorization – but for no longer than until the granting of a new authorization to sell or issue Commerzbank shares or Financial Instruments with the right to subscribe to such shares where shareholders' subscription rights are excluded pursuant to Art. 186 (3) sentence 4 AktG – on the basis of other authorizations for the sale or issue of Commerzbank shares or Financial Instruments with the right to subscribe to such shares where shareholders' subscription rights are excluded in such manner.

      dd) whenever profit-sharing rights without conversion rights, conversion obligations or option rights are issued – to the extent that these are structured similar to bonds, i.e. they do not confer any rights of membership in Commerzbank Aktiengesellschaft or rights to liquidation proceeds from Commerzbank Aktiengesellschaft, and the interest paid on them is not linked to the size of the net profit for the year, the distributable profit or the dividend of Commerzbank Aktiengesellschaft. Moreover the interest payable and the issue price of these profit-sharing rights must be in line with the market conditions prevailing at the time they are issued.

7. Authorization to lay down additional details of the Financial Instruments

   The Board of Managing Directors – in the scope described above – shall be authorized with the approval of the Supervisory Board – and with the approval of the relevant boards where the Financial Instruments are issued by companies in which Commerzbank Aktiengesellschaft holds a majority interest – to lay down the additional details of the issue and structure of the Financial Instruments, in particular but not limited to the rate of interest, issue price, maturity and denomination, as well as the conversion and option term.

III. The share capital of Commerzbank Aktiengesellschaft shall be conditionally increased by up to €416,000,000.00 through the issue of up to 160,000,000 no-par-value bearer shares (Conditional Capital 2008/II). The conditional capital increase is to enable shares to be allocated upon the exercise of conversion or option rights (or upon fulfillment of the related conversion obligations) to holders/creditors of the convertible bonds or convertible profit-sharing rights or warrants attached to bonds or profit-sharing certificates with warrants issued on the basis of the authorization dated May 15, 2008 (Authorization 2008/II).

The new shares will be issued at the conversion/option price (issue amount) as determined in more detail under the Authorization 2008/II resolved under no. II. above. The conditional capital increase will only be carried out to the extent that holders/creditors of convertible bonds or warrants attached to bonds or profit-sharing certificates with warrants issued or guaranteed by Commerzbank Aktiengesellschaft or by companies in which Commerzbank Aktiengesellschaft directly or indirectly holds a majority interest (group companies as defined in Art. 18 (1) AktG) make use by May 14, 2013 of their conversion/option rights or fulfill their related conversion obligations on the basis of the authorization resolved by the AGM on May 15, 2008 (Authorization 2008/II), and the conditional capital is required under the terms and conditions of the bonds or profit-sharing rights (with conversion or option rights). The new shares shall rank for dividend payment from the start of the financial year in which they are issued through the exercising of either conversion or option rights, or through fulfilling the related conversion obligation.

The Board of Managing Directors shall be authorized to determine the other details for effecting the conditional capital increase. The Supervisory Board shall be authorized to amend Art. 4 of the Articles of Association to reflect the use eventually made of this authorization and upon expiration of all conversion/option periods, and to effect all other amendments relating only to the wording of the Articles of Association.

IV. In Art. 4 of the Articles of Association, the current version of paragraph 5 shall be canceled and the following new paragraph 5 inserted:

"(5) As resolved by the Annual General Meeting of May 15, 2008, the Company's share capital shall be conditionally increased by up to €416,000,000.00 divided into 160,000,000 no-par-value bearer shares (Conditional Capital 2008/II). The conditional capital increase will only be carried out to the extent that holders/creditors of convertible bonds or convertible profit-sharing rights or warrants attached to bonds or profit-sharing certificates issued or guaranteed by Commerzbank Aktiengesellschaft or by companies in which Commerzbank Aktiengesellschaft directly or indirectly holds a majority interest (group companies as defined in Art. 18, (1), *Aktiengesetz*) by May 14, 2013 on the basis of the authorization resolved by the Annual General Meeting on May 15, 2008 (Authorization 2008/II) make use of their conversion/option rights or meet their related conversion obligations, and the conditional capital is required under the terms and conditions of the bonds or profit-sharing rights (with conversion or option rights)."

14. Resolution on the approval of the profit and loss transfer agreement between Commerzbank Aktiengesellschaft, Frankfurt am Main, and Commerz Services Holding GmbH, Frankfurt am Main

The Board of Managing Directors intends, following granting of approval by the AGM, to enter into a profit and loss transfer agreement between Commerzbank Aktiengesellschaft, Frankfurt am Main, and Commerz Services Holding GmbH, Frankfurt am Main (hereinafter also referred to as the "Controlled Company").

"Profit and Loss Transfer Agreement

between

Commerzbank Aktiengesellschaft, Frankfurt am Main
– hereinafter referred to as "Commerzbank" –

and

Commerz Services Holding GmbH, Frankfurt am Main
– hereinafter referred to as the "Controlled Company" –

Preamble

Commerzbank holds all the shares of the Controlled Company.

This does not affect the legal independence of the two companies. The management of the affairs and representation of the Controlled Company remain the responsibility of the management of the Controlled Company.

In the light of the above the contracting parties agree the following:

Art. 1 Profit and loss transfer

(1) The Controlled Company undertakes to transfer its entire profit as defined by Art. 301 AktG, less allocations to retained earnings as per paragraph 2, to Commerzbank during the term of this agreement (Art. 4 of the agreement).

(2) The Controlled Company may, with the approval of Commerzbank, allocate sums from its net income to retained earnings as defined by Art. 272 (3) of the German Commercial Code (HGB) only to the extent that this is justified on the basis of a reasonable commercial appraisal.

(3) Pursuant to Art. 302 AktG as amended, Commerzbank AG undertakes to offset any losses incurred during the term of the agreement, insofar as these losses are not offset by withdrawing sums from the retained earnings which were allocated to them during the term of the agreement.

Art. 2 Adoption of financial statements

(1) The financial statements of the Controlled Company must be produced and adopted before those of Commerzbank.

(2) If the financial year of the Controlled Company ends at the same time as that of Commerzbank, the profit or loss of the Controlled Company being transferred must nonetheless be included in the financial statements of Commerzbank for the same financial year.

Art. 3 Amendments to the agreement

If the law or court rulings relevant to this agreement change, the right to amend the agreement in line with the changed circumstances remains reserved.

Art. 4 Duration of the agreement

(1) This agreement requires approval by the AGM of Commerzbank Aktiengesellschaft and the shareholders' meeting of the Controlled Company. In order to be effective in civil law it must also be registered in the Commercial Register of the Controlled Company. It applies retrospectively from the beginning of the Controlled Company's financial year in which the agreement is entered in the Commercial Register.

(2) This agreement has been concluded for an indefinite period but may not be terminated before the expiry of five full years from the time defined in Art. 4 (1) sentence 3. Thereafter it can be terminated by giving six months' notice to the end of the Controlled Company's financial year.

(3) In addition to the right of ordinary termination set out in paragraph 2, above the agreement can also be terminated for good cause. Good causes permitting an extraordinary and immediate termination include the insolvency of one of the parties, grossly negligent or willful infringements of the agreement, fraud or other illegal actions, or if more than 50 % of Commerzbank's shareholding in the Controlled Company is sold or otherwise transferred to third parties.

(4) Amendments, additions and termination of this agreement must be made in writing, unless more stringent requirements exist in law.

(5) If individual provisions of this agreement become wholly or partly invalid or inapplicable, or should there be a gap in this agreement, this shall not affect the validity of the remaining provisions. In its place a valid provision shall be agreed which corresponds to the purpose and intentions of the invalid or inapplicable provision. In the event of a gap in the agreement a provision shall be agreed which corresponds to what would have been agreed in accordance with the purpose and intention of this agreement if the matter in question had been considered earlier."

In order to come into effect the profit and loss transfer agreement must first be approved both by the AGM of Commerzbank Aktiengesellschaft, which is to be provided in the form of approval of the draft agreement of March 4, 2008, and by the shareholders' meeting of Commerz Services Holding GmbH. The profit and loss transfer agreement is to be concluded as soon as possible after the AGM of Commerzbank Aktiengesellschaft on May 15, 2008 and the approval of the shareholders' meeting of Commerz Services Holding GmbH.

The Board of Managing Directors and the Supervisory Board propose that the following be resolved:

That the profit and loss transfer agreement between Commerzbank Aktiengesellschaft, Frankfurt am Main and Commerz Services Holding GmbH, Frankfurt am Main be approved.

15. Resolution on the approval of the profit and loss transfer agreement between Commerzbank Aktiengesellschaft, Frankfurt am Main, and Commerzbank Auslandsbanken Holding Nova GmbH, Frankfurt am Main

The Board of Managing Directors intends, following granting of approval by the AGM, to enter into a profit and loss transfer agreement between Commerzbank Aktiengesellschaft, Frankfurt am Main, and Commerzbank Auslandsbankenholding Nova GmbH, Frankfurt am Main (hereinafter also referred to as the "Controlled Company").

The profit and loss transfer agreement is worded as follows (quoting the draft agreement dated March 4, 2008):

"Profit and Loss Transfer Agreement

between

Commerzbank Aktiengesellschaft, Frankfurt am Main
– hereinafter referred to as "Commerzbank" –

and

Commerzbank Auslandsbanken Holding Nova GmbH, Frankfurt am Main
– hereinafter referred to as the "Controlled Company" –

Preamble

Commerzbank holds all the shares of the Controlled Company.

This does not affect the legal independence of the two companies. The management of the affairs and representation of the Controlled Company remain the responsibility of the management of the Controlled Company.

In the light of the above the contracting parties agree the following:

Art. 1 Profit and loss transfer

(1) The Controlled Company undertakes to transfer its entire profit as defined by Art. 301 AktG, less allocations to retained earnings as per paragraph 2, to Commerzbank during the term of this agreement (Art. 4 of the agreement).

(2) The Controlled Company may, with the approval of Commerzbank, allocate sums from its net income to retained earnings as defined by Art. 272, (3) of the German Commercial Code (HGB) only to the extent that this is justified on the basis of a reasonable commercial appraisal.

(3) Pursuant to Art. 302 AktG as amended, Commerzbank AG undertakes to offset any losses incurred during the term of the agreement, insofar as these losses are not offset by withdrawing sums from the retained earnings which were allocated to them during the term of the agreement.

Art. 2 Adoption of financial statements

(1) The financial statements of the Controlled Company must be produced and adopted before those of Commerzbank.

(2) If the financial year of the Controlled Company ends at the same time as that of Commerzbank, the profit or loss of the Controlled Company being transferred must nonetheless be included in the financial statements of Commerzbank for the same financial year.

Art. 3 Amendments to the agreement

If the law or court rulings relevant to this agreement change, the right to amend the agreement in line with the changed circumstances remains reserved.

Art. 4 Duration of the agreement

(1) This agreement requires approval by the AGM of Commerzbank Aktiengesellschaft and the shareholders' meeting of the Controlled Company. In order to be effective in civil law it must also be registered in the Commercial Register of the Controlled Company. It applies retrospectively from the beginning of the Controlled Company's financial year in which the agreement is entered in the Commercial Register.

(2) This agreement has been concluded for an indefinite period but may not be terminated before the expiry of five full years from the time defined in Art. 4 (1) sentence 3. Thereafter it can be terminated by giving six months' notice to the end of the Controlled Company's financial year.

(3) In addition to the right of ordinary termination set out in paragraph 2 above the agreement can also be terminated for good cause. Good causes permitting an extraordinary and immediate termination include the insolvency of one of the parties, grossly negligent or willful infringements of the agreement, fraud or other illegal actions, or if more than 50 % of Commerzbank's shareholding in the Controlled Company is sold or otherwise transferred to third parties.

(4) Amendments, additions and a termination of this agreement must be made in writing, unless more stringent requirements exist in law.

(5) If individual provisions of this agreement become wholly or partly invalid or inapplicable, or should there be a gap in this agreement, this shall not affect the validity of the remaining provisions. In its place a valid provision shall be agreed which corresponds to the purpose and intentions of the invalid or inapplicable provision. In the event of a gap in the agreement a provision shall be agreed which corresponds to what would have been agreed in accordance with the purpose and intention of this agreement if the matter in question had been considered earlier."

In order to come into effect the profit and loss transfer agreement must first be approved both by the AGM of Commerzbank Aktiengesellschaft, which is to be provided in the form of approval of the draft agreement of March 4, 2008, and by the shareholders' meeting of Commerzbank Auslandsbanken Holding Nova GmbH. The profit and loss transfer agreement is to be concluded as soon as possible after the AGM of Commerzbank Aktiengesellschaft on May 15, 2008 and the approval of the shareholders' meeting of Commerzbank Auslandsbanken Holding Nova GmbH.

The Board of Managing Directors and the Supervisory Board propose that the following be resolved:

That the profit and loss transfer agreement between Commerzbank Aktiengesellschaft, Frankfurt am Main, and Commerzbank Auslandsbanken Holding Nova GmbH, Frankfurt am Main, be approved.

Information on item 7 of the Agenda

The shareholders' representatives and reserve members proposed for election under item 7 of the Agenda have seats on the mandatory supervisory boards or comparable domestic or foreign controlling bodies of the companies listed below (Art. 125 (1) sentence 3 AktG):

Dott. Sergio Balbinot

1. Seats on other mandatory supervisory boards

a) within the Group

AachenMünchener Lebensversicherung AG
AachenMünchener Versicherung AG
AMB Generali Holding AG

b) outside the Group

Deutsche Vermögensberatung AG

2. Membership of comparable domestic or foreign controlling bodies

a) within the Group

Banco Vitalicio de Espana, C.A. de Seguros y Réaseguros
Europ Assistance Holding
Future Generali India Insurance Co. Ltd.
Future Generali India Life Insurance Co. Ltd.
Generali Asia N.V.
Generali China Insurance Company Ltd.
Generali China Life Insurance Co. Ltd. (Deputy Chairman)
Generali Espana, Holding de Entidades de Seguros, S.A. (Deputy Chairman)
Generali Finance B.V.
Generali France S.A. (Deputy Chairman)
Generali Holding Vienna AG (Deputy Chairman)
Generali Investments SpA
Generali (Schweiz) Holding
La Estrella S.A.
Migdal Insurance Holding Ltd.
Migdal Insurance & Financial Holdings Ltd.
Participatie Maatschappij Graafschap Holland N.V.
Transocean Holding Corporation

b) outside the Group

./.

Dr. Burckhard Bergmann

1. Seats on other mandatory supervisory boards

Allianz Lebensversicherungs-AG
E.ON Energie AG
MAN Ferrostaal AG

2. Membership of comparable domestic or foreign controlling bodies

Accumulatorenwerke Hoppecke Carl Zoellner & Sohn GmbH
Jaeger Beteiligungsgesellschaft mbH & Co. KG (Chairman)
NordStream AG
OAO Gazprom

Dr.-Ing. Otto Happel

1. Seats on other mandatory supervisory boards

./.

2. Membership of comparable domestic or foreign controlling bodies

./.

Prof. Dr.-Ing. Hans-Peter Keitel

1. Seats on other mandatory supervisory boards

HOCHTIEF AG
National-Bank AG

2. Membership of comparable domestic or foreign controlling bodies

HOCHTIEF AUSTRALIA Ltd.
Leighton Holdings Limited (Deputy Chairman)
Hakluyt & Company Ltd.
EQT Infrastructure Limited
RAG Stiftung

Friedrich Lürßen

1. Seats on other mandatory supervisory boards

a) within the Group
./.

b) outside the Group

Atlas Elektronik GmbH
Norddeutsche Steingut Aktiengesellschaft

2. Membership of comparable domestic or foreign controlling bodies

a) within the Group
./.

b) outside the Group

Finanzholding der Sparkasse in Bremen (Deputy Chairman)
MTG Marinetechnik GmbH (Chairman)

Prof. h.c. (CHN) Dr. rer. oec. Ulrich Middelmann

1. Seats on other mandatory supervisory boards

a) within the Group

ThyssenKrupp Elevator AG (Chairman)
ThyssenKrupp Reinsurance AG (Chairman)
ThyssenKrupp Stainless AG (Chairman)
ThyssenKrupp Steel AG

b) outside the Group

E.ON Ruhrgas AG
Lanxess AG*
LANXESS Deutschland GmbH

2. Membership of comparable domestic or foreign controlling bodies

a) within the Group

ThyssenKrupp Acciai Speciali Terni S.p.A. (Italy)
ThyssenKrupp (China) Ltd. (PR China)
ThyssenKrupp Risk and Insurance Services GmbH (Chairman)

b) outside the Group

Hoberg & Driesch GmbH (Chairman)

Klaus-Peter Müller

1. Seats on other mandatory supervisory boards

a) within the Group

Eurohypo AG (Chairman)

b) outside the Group

Linde AG*
Steigenberger Hotels AG

2. Membership of comparable domestic or foreign controlling bodies

a) within the Group

Commerzbank International S.A. (President)

b) outside the Group

Assicurazioni Generali S.p.A.*
KfW Kreditanstalt für Wiederaufbau
Liquiditäts-Konsortialbank GmbH
Parker Hannifin Corporation*

* Listed Company outside the Group (No. 5.4.5 German Corporate Governcance Kodex)

Klaus Müller-Gebel

1. Seats on other mandatory supervisory boards

   comdirect bank AG (Deputy Chairman)
   Deutsche Schiffsbank AG
   Eurohypo AG (Deputy Chairman)

2. Membership of comparable domestic or foreign controlling bodies
   ./.

Dr. Marcus Schenck

1. Seats on other mandatory supervisory boards

a) within the Group

   E.ON Ruhrgas AG

b) outside the Group
   ./.

2. Membership of comparable domestic or foreign controlling bodies

a) within the Group

   E.ON IS GmbH (Chairman)
   NFK Finanzcontor GmbH (Chairman)
   E.ON Risk Consulting GmbH (Chairman)
   E.ON Audit Services GmbH (Chairman)
   OAO OGK-4

b) outside the Group
   ./.

Dr.-Ing E.h. Heinrich Weiss

1. Seats on other mandatory supervisory boards

a) within the Group

   SMS Demag AG (Chairman)

b) outside the Group

   Deutsche Bahn AG
   Voith AG

2. Membership of comparable domestic or foreign controlling bodies

a) within the Group
   ./.

b) outside the Group

   Bombardier Inc.
   Thyssen-Bornemisza Group

Dr. Thomas Kremer

1. Seats on other mandatory supervisory boards

   Howaldtswerke-Deutsche Werft GmbH
   MAN Aktiengesellschaft

2. Membership of comparable domestic or foreign controlling bodies

   ThyssenKrupp Italia S.p.A. (Italy)

Dr. Christian Rau

1. Seats on mandatory supervisory boards
   ./.

2. Membership of comparable domestic or foreign controlling bodies
   ./.

Report by the Board of Managing Directors on item 9 of the Agenda

Under Art. 71 (1) no. 8 AktG it is possible for the Bank to purchase its own shares up to a limit of 10 % of the share capital on the basis of an authorization by the AGM that is valid for a maximum of 18 months. The Board of Managing Directors and the Supervisory Board propose that the AGM should again resolve such an authorization this year in order to provide Commerzbank Aktiengesellschaft with the required latitude for maneuver. The proposed resolution under

item 9 of the Agenda entails such authorization, limited to a period of slightly less than 18 months. Trading in the Bank's own shares is not permitted on the basis of this authorization and will not be carried out.

The proposed authorization will enable the Board of Managing Directors to purchase Commerzbank Aktiengesellschaft's own shares up to a limit of 10 % of its share capital in the interests of Commerzbank Aktiengesellschaft and consequently of its shareholders. The purchase price may not be more than 10 % higher or lower than the average share price on the three trading days preceding the acquisition date (in the case of purchase via the stock exchange) or the date of the final decision by the Board of Managing Directors to make the public tender offer, or the date on which the offers to sell are accepted by Commerzbank Aktiengesellschaft (in the case of a public Invitation to Sell). In order to ensure maximum flexibility the authorization permits the board to adjust price ranges for public tender offers or Invitations to Sell published on the basis of the authorization in the event that substantial changes occur in the Commerzbank share price after the publication date. This flexibility ensures that, in the interests of Commerzbank Aktiengesellschaft and consequently that of its shareholders, an appropriate purchase price is paid for the Bank's own shares. When exercising the authorization to purchase the Bank's own shares the limits prescribed by Art. 71 (2) AktG must be observed at all times. These require that the Bank's own shares purchased, together with other own shares purchased and still held by Commerzbank Aktiengesellschaft or which are attributable to it pursuant to Art. 71a et seq., AktG, may not exceed 10 % of the share capital of Commerzbank Aktiengesellschaft.

Both in the purchase of the Bank's own shares and in the use of these shares the principle of equal treatment of all shareholders must be observed in accordance with Art. 53a AktG. The Board of Managing Directors will observe this principle when purchasing the shares by effecting the purchase at its discretion solely via the stock exchange, by means of a public tender offer or by means of a public invitation to shareholders to submit an offer to sell. As a result all shareholders will have the option in principle to sell or tender their Commerzbank shares.

In order to simplify the purchase procedure and in certain circumstances to make it possible in the first place, the authorization also provides under a) cc that with a public tender offer or an Invitation to Sell, own shares can be purchased excluding the pre-emptive tender rights of shareholders. If the number of Commerzbank shares offered exceeds the number of shares which Commerzbank Aktiengesellschaft wishes to purchase, the shares will be purchased on a proportionate basis. Preferential acceptance of small numbers of up to 100 tendered shares is permissible. The Board of Managing Directors is authorized to exclude the shareholders' right to tender their shares to the extent required to enable this simplification of the purchase procedure.

Under the authorization proposed to the AGM the treasury shares purchased by Commerzbank Aktiengesellschaft may be redeemed and canceled, which will reduce the share capital of Commerzbank Aktiengesellschaft accordingly. This is a way for the Bank to return capital which it no longer requires to the shareholders. In addition to redemption and cancellation, the authorization also permits the sale of own shares previously purchased through a public tender offer to all shareholders or via the stock exchange. In all three cases, just as in the prior purchase of own shares – as set out above – the shareholders' right to equal treatment arising from Art. 53a AktG will be protected.

In line with the legal provisions of Art. 71 (1) no. 8 sentence 5 AktG, the authorization proposed under item 9 of the Agenda also permits the Board of Managing Directors to sell treasury shares that have been purchased in other ways than via the stock exchange or by means of an offer to all shareholders. This is also in the interests of Commerzbank Aktiengesellschaft and consequently of its shareholders, as shares may then for instance be sold to institutional investors, gaining new shareholders in Germany and abroad. At the same time this provision enables Commerzbank Aktiengesellschaft, within the limit of 10 % of its share capital established by Art. 71 (1) no. 8 AktG, to adjust its share capital flexibly to current business requirements and so respond rapidly to favorable stock market conditions.

The position of the shareholders, both in terms of their financial interests and their voting rights, will be adequately protected if treasury shares are sold with shareholders' subscription rights excluded on the basis of the provisions of Art. 71 (1) no. 8 AktG. The authorization is limited to a maximum of 10 % of the Company's share capital; this meets the requirements of Art. 71 (1) no. 8 AktG in conjunction with Art. 186 (3) sentence 4 AktG. In addition, the Board

of Managing Directors will only use this authorization such that overall – i.e. including previously granted authorizations – the limit of 10 % of the share capital provided for in Art. 186 (3) sentence 4 AktG is observed. Any potential dilution of shareholders' ownership stakes will therefore remain within the limits laid down by law. Furthermore, if they are disposed of other than via the stock exchange or by means of an offer to all shareholders, the purchased shares may only be sold at a price which is not substantially lower than the market price of Commerzbank shares offering the same conditions at the date of their disposal. As a result, shareholders will not experience any dilution in the value of their shareholding. Shareholders will suffer no disadvantage – even if they wish to maintain their ownership stake – as they can purchase the relevant additional number of shares via the stock exchange at any time on essentially the same conditions.

The proposed resolution further provides that the shares purchased on this basis may be used, with shareholders' subscription rights excluded, to acquire companies or interests in companies by offering the shares by way of payment. This creates the opportunity for Commerzbank shares to be used as a means of payment in acquisitions. National and international competition frequently requires companies to use their own shares in payment when interests in other companies are being acquired. The proposed authorization, therefore, is intended to make it possible to take advantage of opportunities to acquire companies or interests in other companies flexibly and on reasonable terms in the interests of Commerzbank Aktiengesellschaft and its shareholders. The use of treasury shares preserves liquidity and may therefore be more economical than the use of cash.

The authorization also provides for the possible exclusion of subscription rights in order to offer the repurchased shares for subscription to the holders or creditors of convertible bonds, bonds with warrants, conversion rights or profit-sharing certificates with warrants issued by Commerzbank Aktiengesellschaft or by companies in which it holds a majority interest. In this way the Board of Managing Directors can offer the holders or creditors of conversion and option rights protection against dilution, as envisaged in the terms and conditions for these rights, without having to offer cash compensation or a reduction in the conversion or option price. In such cases the use of pre-existing treasury shares may be more economical than, for example, reducing the conversion price, as the proceeds expected from an issue of convertible bonds do not have to be reduced.

Finally, the proposed authorization provides for the purchased treasury shares to be issued to employees of Commerzbank Aktiengesellschaft and companies in which Commerzbank Aktiengesellschaft directly or indirectly holds a majority interest (group companies as defined in Art. 18 (1) AktG). Employee shares remain an important instrument for increasing staff loyalty and motivation. Issuing employee shares can also be an instrument for creating more flexible and results-oriented remuneration structures. It is in the interests of Commerzbank Aktiengesellschaft and consequently of its shareholders that, in addition to the authorized capital reserved for this purpose, a further basis is available for issuing shares to employees.

The Board of Managing Directors requires the prior approval of the Supervisory Board for any of the uses of the Bank's own shares envisaged under section b) of the proposed authorization.

Report by the Board of Managing Directors on item 10 of the Agenda

Besides the opportunities provided for under item 9 of the Agenda to acquire the Bank's own shares, Commerzbank Aktiengesellschaft should also be authorized to employ derivatives when acquiring its own shares. This additional alternative method of trade will widen Commerzbank Aktiengesellschaft's opportunities for finding ways of structuring the acquisition of its own shares in an optimal manner. Under certain circumstances, it can be advantageous to Commerzbank to sell put options, acquire call options, or buy Commerzbank shares through a combination of put and call options, instead of acquiring Commerzbank shares directly. Employing derivatives to acquire treasury stock, as the restriction to 5 % of the share capital makes clear, is intended to supplement the range of instruments available when repurchasing shares. The term of the options must be selected such that, in exercising the options, the shares are not acquired after October 31, 2009. This will ensure that Commerzbank Aktiengesellschaft does not exercise options to acquire any of its own shares after expiry of the authorization pursuant to Art. 71 (1) 8 AktG that is valid until that date.

With a put option, Commerzbank Aktiengesellschaft grants the acquirer of the put option the right to sell Commerzbank shares to Commerzbank Aktiengesellschaft at a price fixed in the put option (strike price). In return, Commerzbank Aktiengesellschaft receives an option premium which,

taking account of various parameters – including the strike price and term of the option, and the volatility of Commerzbank shares – is equal to the value of the right of disposal enshrined in the put option. If the acquirer exercises the put option, the option premium that the acquirer paid for the put option reduces the total amount paid by Commerzbank Aktiengesellschaft to acquire the shares. Exercising the put option only makes financial sense for the holder of the option if the price of Commerzbank shares at the time the put option is exercised is lower than the strike price, as the acquirer can then sell the share at the higher strike price. From Commerzbank Aktiengesellschaft's perspective, using put options to repurchase shares has the advantage of the strike price being fixed at the time the option transaction is concluded but without any outflow of liquidity until the date when the option is exercised. If the option holder does not exercise the option because the share price on the date for exercising the option is higher than the strike price, then even though Commerzbank Aktiengesellschaft does not acquire any if its own shares by this route, it still retains the option premium received.

If Commerzbank Aktiengesellschaft acquires a call option it receives, in return for paying an option premium, the right to buy a predetermined number of Commerzbank shares at a predetermined price (the strike price) from the seller – known as the writer – of the option. Exercising the call option makes financial sense in this case for Commerzbank Aktiengesellschaft when the price of Commerzbank shares is higher than the strike price, because then it can buy the shares at the lower strike price from the option writer.

As the purchase price for the Commerzbank shares Commerzbank Aktiengesellschaft has to pay the strike price agreed in either type of option. The strike price may be above or below the price quoted for Commerzbank shares on the stock exchange on the day the option transaction is concluded but may not be more than 10 % above or below the average closing price for Commerzbank shares in XETRA trading on the Frankfurt Stock Exchange (or a similar successor system to the XETRA system on the Frankfurt Stock Exchange) on the last three trading days preceding conclusion of the related option transaction; this does not include incidental costs except, of course, the option premium paid or received. The purchase price paid by Commerzbank Aktiengesellschaft for the options may not be above, and the amount received by Commerzbank Aktiengesellschaft upon sale of the options may not be below, the theoretical market value determined in accordance with recognized financial-mathematical methods for the options concerned. Factors to be considered in determining the theoretical fair value of the options concerned include the agreed strike price.

The structure of the supplementary authorization proposed under agenda item 10 prevents shareholders being financially disadvantaged when derivatives are employed to buy the Bank's own shares: the fixing of the strike price and option premium described above and the binding condition that, when options are exercised, only such shares are delivered as, in keeping with the principle of equal treatment, were purchased over the stock exchange at the prevailing price for Commerzbank shares at the time of purchase, ensure that Commerzbank Aktiengesellschaft receives / pays a fair market price, so that shareholders not participating in the option transactions do not suffer any financial disadvantage. This situation is similar to the position of shareholders when shares are repurchased over the stock exchange, since not all shareholders will actually be able to sell shares to Commerzbank Aktiengesellschaft. The provisions for the structuring of the options, in the same way as the provisions regarding the shares to be used to fulfill the option rights, ensure that this form of acquisition also takes full account of the principle of equal treatment of all shareholders. Accordingly, even bearing in mind the legal considerations behind Art. 186 (3) sentence 4 AktG, it can be justified that shareholders should not be given the right to enter into such option transactions with Commerzbank Aktiengesellschaft. Nor do any rights for shareholders to enter into option transactions exist to the extent that the conclusion of option transactions provides for a preferential right to offer to enter into option transactions related to small numbers of shares. In excluding the right to subscribe or tender shares, Commerzbank Aktiengesellschaft is given the opportunity to enter into option transactions at short notice. This would not be possible to the same extent if an offer to buy options had to be made to all the shareholders or an offer had to be made to acquire options from all the shareholders.

The only shareholders with the right to tender shares when Commerzbank Aktiengesellschaft employs put options, call options or a combination of put and call options to repurchase its own shares are those to whom it is specifically obliged to take the shares under the terms of the options. Otherwise derivatives could not be employed to repurchase the Bank's own shares and the related advantages for Commerzbank Aktiengesellschaft could not be realized. After carefully weighing up the interests of the shareholders

and the interest of Commerzbank Aktiengesellschaft in view of the advantages it gains from employing derivatives in repurchasing shares, the Board of Managing Directors considers not granting/restricting the right to tender shares to be justified.

The Board of Managing Directors will inform the next AGM about the utilization of this authorization.

For the use of treasury stock acquired while employing derivatives, the regulations laid down under Agenda item 9 b) and c) apply accordingly. This ensures that the Bank's own shares acquired through the use of options can only be used for the purposes laid down under item 9 of the Agenda.

Report by the Board of Managing Directors on item 11 of the Agenda

Art. 4 (3) and (6) of the Articles of Association each contain an authorization for the Board of Managing Directors to increase the Bank's share capital which is only valid until April 30, 2009 and it is accordingly foreseeable that they will expire before the AGM in 2009. In order to grant the Board of Managing Directors total flexibility on the timing for taking advantage of the various grounds for exercising their authorizations, the authorizations under Art. 4 (3) and (6) of the Articles of Association should be canceled and replaced by a new authorization running until May 14, 2013. This leaves the Board of Managing Directors in a position to adjust the Bank's level of equity to meet business and legal requirements even after April 30, 2009.

The new shares to be issued as a result of the authorization to be resolved under item 11 of the Agenda should in principle be offered for subscription to shareholders. However, the proposed authorized capital also allows – with the approval of the Supervisory Board – to exclude shareholders' subscriptiopn rights:

In the event of new shares being offered to the shareholders of Commerzbank Aktiengesellschaft for subscription, the terms and conditions of the conversion and option rights already issued or still to be issued by Commerzbank Aktiengesellschaft or companies in which it holds a majority interest may provide either for the conversion or option-based subscription price to be reduced in accordance with a formula to protect against a dilution of capital, or for holders of conversion or option rights to be granted subscription rights to the new shares to the extent to which they would be entitled after they had exercised their conversion or option rights. In order to keep both of these possibilities open, the Board of Managing Directors is to be authorized to exclude shareholders' subscription rights to the extent necessary to grant the above-mentioned subscription rights to the holders of conversion or option rights. Granting a subscription right to holders of conversion or option rights to effect the required protection against dilution is under certain circumstances more favorable to Commerzbank Aktiengesellschaft than a reduction in the conversion or option price, as the inflow of capital intended by the issue of the Financial Instruments underlying the conversion or option rights is not diminished.

In addition, the Board of Managing Directors is to be authorized to exclude shareholders' subscription rights for any fractional amounts resulting from the size of the capital increase which is resolved upon and from the need to ensure a practicable subscription ratio. It is often this – very restricted – exclusion of subscription rights that makes an issue at all possible. Fractional amounts are realized at the prevailing market rates.

Apart from the above-mentioned possibilities for excluding subscription rights, the authorization proposed under item 11 of the Agenda provides for a third possibility for excluding shareholders' rights in the event of a capital increase against contributions in kind: this possibility for excluding subscription rights is intended to enable the Board of Managing Directors, with the approval of the Supervisory Board, to acquire in appropriate individual cases companies or interests in companies for example from the financial and insurance sector in return for Commerzbank shares. This creates the possibility for Commerzbank Aktiengesellschaft to offer new Commerzbank shares in return for companies or investments in companies. Experience shows that owners of interesting targets frequently do not want – or do not only want – cash in compensation for the disposal of their shares but (wholly or in part) consideration in the form of shares in the acquirer. Competitive advantages can be secured, therefore, in attractive investments, if sellers can (also) be offered new Commerzbank shares in consideration. The acquisition of companies or investments in companies through the transfer of shares as opposed to consideration all in cash is frequently also in the direct interest of Commerzbank Aktiengesellschaft as acquirer: unlike cash payments, the transfer of shares imposes no strain on liquidity and thus often represents a more favorable form of financing. In

order to make use of favorable opportunities for acquisition, Commerzbank Aktiengesellschaft must therefore be able to increase its capital against contributions in kind, while excluding subscription rights. Through the proposed authorization, the Board of Managing Directors can react quickly to advantageous offers or to other opportunities which arise in the national or international market, thereby realizing chances to acquire companies or interests in companies with the necessary flexibility.

The Board of Managing Directors will, however, examine carefully in each individual case whether the use of Authorized Capital 2008 is necessary and whether the value of the new Commerzbank shares is in line with that of the company or investment in a company to be acquired. With the approval of the Supervisory Board and taking into consideration the interests of Commerzbank Aktiengesellschaft and consequently of its shareholders, the Board of Managing Directors will determine the issue price of the new shares. With an amount of up to €470,000,000 in total, the authorization proposed under item 11 of the Agenda, if used to effect a capital increase against contributions in kind with subscription rights excluded, creates a framework enabling Commerzbank Aktiengesellschaft to acquire, in appropriate instances, larger companies or investments in companies.

Should concrete use be made of the proposed authorization, the Board of Managing Directors will report on it at the AGM which follows such utilization.

Report by the Board of Managing Directors on items 12 and 13 of the Agenda

The issue of convertible bonds, bonds with warrants or profit-sharing rights, above all when these are linked to option or conversion rights (hereinafter referred to as "Financial Instruments") offers attractive opportunities for financing and supplements the opportunities for financing the Company through, for instance, authorized capital. The authorizations resolved by the AGMs on May 30, 2003 and May 20, 2005 for the Board of Managing Directors to issue Financial Instruments expire on May 30, 2008. Commerzbank Aktiengesellschaft should be put in a position to cover its financing requirements through the issue of such financing instruments even after May 30, 2008.

That is why the Board of Managing Directors and the Supervisory Board propose that an authorization be granted under both item 12 and item 13 of the Agenda to issue convertible bonds, bonds with warrants or profit-sharing rights (with or without conversion or option rights) and to create corresponding classes of conditional capital. Both authorizations shall be restricted to a volume of €4,000,000,000.00. Conditional Capital 2008/I and 2008/II, each of which is intended to safeguard the conversion/option rights to shares under the authorizations, each amounts to €416,000,000.00. The authorizations differ from each other in part in respect of the relevant percentage rates for calculating the respective conversion/option prices; the opportunity to issue Financial Instruments against contributions in kind only exists under the authorization proposed under item 12.

The reasons for there being not just one but two authorizations proposed for resolution are given below:

In recent times there have been several lower and higher court judgments – against all previous common practice – that is no longer sufficient to lay down a minimum price when making resolutions on conditional capital to back an authorization for the issue of convertible bonds and similar instruments. Instead a concrete conversion/option price or the basis for calculating it should be clear from the outset in the resolution. An unambiguous clarification of this legal issue by the Federal Court of Justice is still pending. In order to be safely within the law, the Board of Managing Directors and Supervisory Board has decided in these circumstances to propose for resolution under item 12 of the Agenda an authorization and conditional capital (Conditional Capital 2008/I) which would take account of the above court judgments – the proposal gives different but, depending on the precise structure of the Financial Instrument, precisely defined means for calculating the conversion/option price. However, firmly pinning down these prices affects the chances of the Board of Managing Directors being able to place the Financial Instruments that can be used under the terms of the authorization at the financing conditions that are the best possible overall for Commerzbank Aktiengesellschaft. That is why an additional authorization and additional conditional capital (Conditional Capital II) is being proposed to the AGM under item 13 of the Agenda. This authorization contains provisions on the conversion/option price that differ in part from those in the authorization to be resolved under item 12 of the Agenda. This structure gives the Board of Managing Directors recourse to two different conversion/option prices when placing convertible bonds or profit-sharing rights with conversion or option rights and, depending on the utilization of one or other authorization, enables it to ensure that the conversion/option rights can be serviced by

means of either Conditional Capital 2008 / I or Conditional Capital 2008 / II. This flexibility further enables the Board of Managing Directors, within the above tight limits, to achieve correspondingly better financing conditions when the share price is performing particularly well, to the benefit of Commerzbank Aktiengesellschaft and accordingly of its shareholders. Both authorizations are independent of each other which is why they are being put to the vote separately.

As in the authorizations resolved in 2003 and 2005, the intention here is again for the authorizations being proposed for resolution to provide for the possibility of a conversion obligation; this possibility further widens the scope for structuring such Financial Instruments. The proposed authorizations give Commerzbank Aktiengesellschaft the flexibility it requires to be able to have recourse to domestic – or especially via companies in which it holds a majority interest – to international capital markets.

The Board of Managing Directors is initially authorized, with the approval of the Supervisory Board, to issue on one or more occasions interest-bearing convertible bonds and / or bonds with warrants or profit-sharing rights (the latter with or without conversion / option rights) up to May 14, 2013. Attached to the respective Partial Bonds or profit-sharing certificates there may be conversion/option rights which entitle the holders / creditors, under the terms and conditions defined in greater detail for the respective bonds / profit-sharing rights, to subscribe to a total of up to 160,000,000 Commerzbank shares under each authorization.

For Financial Instruments giving rise to conversion rights / obligations or option rights, the authorizations give the precise means for calculating the conversion / option price. The reference point here on each occasion is the price quoted for Commerzbank shares at the time the Financial Instruments are placed. If these provide for a conversion obligation, the share price quoted at the time of the conversion may be made the relevant price under the requirements laid down in each of the authorizations. The conversion / option rights shall be adjusted, if such adjustment is not anyway mandatory by law, to preserve value without affecting Art. 9 (1) AktG if, during the term of the Financial Instruments, dilution to the financial value of the existing conversion / option rights arises – for instance as a result of a capital increase – and, to the extent that this is possible, no subscription rights are granted in compensation.

Looking at shareholders' mandatory subscription rights, the authorizations proposed for resolution provide for two basic structuring alternatives:

Commerzbank Aktiengesellschaft shareholders have in principle an unrestricted mandatory right to subscribe to the Financial Instruments.

At the same time, the intention is for the Board of Managing Directors to be authorized under the terms of both authorizations to exclude, with the approval of the Supervisory Board, shareholders' mandatory subscription rights to the Financial Instruments to be issued. However, the possibility of excluding shareholders' subscription rights only exists within the limits provided for in detail in the authorizations, whereby the subscription rights may only be excluded to a very limited degree in two cases – to settle any fractional amounts arising when determining the subscription ratio and to make it possible to grant subscription rights to holders / creditors of previously issued Financial Instruments with conversion rights, conversion obligations or option rights.

In order to reach a practical subscription ratio, fractional amounts may arise depending on the amount of the respective volume being issued. If subscription rights are excluded in these cases, this makes it easier to process the measure to raise capital, in particular to process shareholders' subscription rights.

If shareholders' subscription rights are excluded in favor of holders / creditors of previously issued Financial Instruments with conversion rights, conversion obligations or option rights, this happens in order to take account of the protection against dilution which is generally due to them under the terms and conditions of the bonds. Excluding subscription rights when utilizing the authorizations being proposed here for resolution is an alternative to adjusting the conversion / option price, which would otherwise have to be done. If adjusting the conversion / option price is avoided by excluding subscription rights, this enables a higher inflow of funds in favor of Commerzbank Aktiengesellschaft to be achieved upon the issue of Financial Instruments under these authorizations.

In addition, the Board of Managing Directors (with the approval of the Supervisory Board) is entitled under the proposed authorizations to exclude shareholders rights to a greater degree, but only under specific additional tight pro-

visions. The authorizations here take advantage of the possibility provided for by legislation in Art. 186 (3) sentence 4 AktG, pursuant to which subscription rights may be excluded "if the capital increase for cash does not exceed ten per cent of the share capital and the issue price is not substantially lower than the price quoted on the stock exchange". The conditional capital available for servicing the conversion rights, conversion obligations or option rights issued through the application of Art. 186 (3) sentence 4 AktG is limited from the outset for both authorizations proposed for resolution to 10 % of the share capital. In addition, the Board of Managing Directors will observe this limit of 10 % of the share capital in respect of all exclusions of subscription rights pursuant to Art. 186 (3) sentence 4 AktG and furthermore not set the issue price substantially lower than the theoretical fair value determined in accordance with recognized financial-mathematical methods. This will ensure that the provisions of Art. 186 (3) sentence 4 AktG are also complied with in respect of the issue price when utilizing Conditional Capital 2008/I or Conditional Capital 2008/II.

This will put the Board of Managing Directors, with the approval of the Supervisory Board, in a position to make use of the capital markets at short notice and rapidly and, by fixing conditions in line with the market, to achieve optimal conditions, for instance in setting the rate of interest and especially the issue price for the Financial Instruments, in order to strengthen Commerzbank Aktiengesellschaft's capital base. Placements that exclude shareholders' subscription rights provide an opportunity for achieving a significantly higher inflow of funds than in the case of issues respecting subscription rights. The main point here is that, in excluding subscription rights, Commerzbank Aktiengesellschaft obtains the flexibility it requires to take advantage of favorable situations on the stock exchange at short notice. While, when granting a subscription right, Art. 186 (3) sentence 4 AktG allows publication of a subscription price (and accordingly the conditions for Financial Instruments with conversion rights, conversion obligations or option rights) up to the third-last day of the subscription period, a market risk exists for several days in view of the volatility of stock markets, in particular the risk of negative changes in the share price, requiring margins for safety when the conditions for the issue are being decided and leading to conditions which do not reflect those in the market. Uncertainty about the utilization of the subscription rights also puts a successful placement at risk or at least burdens it with additional expenses if the issue of the Financial Instruments is undertaken with subscription rights being granted. Ultimately, Commerzbank Aktiengesellschaft cannot react at short notice to changes in market conditions when there are subscription rights owing to the length of the subscription period. Instead it is exposed to falling share prices during the subscription period which could lead to capital being raised at terms unfavorable to Commerzbank Aktiengesellschaft.

Fixing the issue price for the Financial Instruments at a level not substantially below their market value prevents any significant dilution of the financial value of Commerzbank shares; this takes account of the requirement to protect shareholders. Whether or not there is a dilution effect can be determined by comparing the theoretical stock exchange price as determined by recognized financial-mathematical methods with the issue price. If this issue price is in the best judgment of the Board of Managing Directors only insignificantly lower than the theoretical stock exchange price at the time of the issue of the Financial Instruments, exclusion of subscription rights is permissible pursuant to the intention and purpose of the regulation contained in Art. 186 (3) sentence 4 AktG. This ensures that shareholders are protected against inappropriate dilution of the shares they hold: owing to the provision in the authorizations that the issue price should not be substantially below the theoretical fair value, the value of a subscription practically drops to zero, which is why shareholders do not suffer any significant financial losses as a result of the exclusion of subscription rights. Moreover they have the option of maintaining their proportional holding in Commerzbank Aktiengesellschaft's share capital by acquiring the necessary number of shares over the stock exchange at virtually the same conditions. If the Board of Managing Directors considers it appropriate in a given situation, it can and will call in the expert advice of third parties and, for instance, the assurance of an independent bank that no significant dilution in the value of the shares is to be expected. Independent of this review by the Board of Managing Directors a bookbuilding exercise, which is provided for in this instance, also ensures that conditions are fixed in line with market conditions. This prevents the risk of a significant dilution: with bookbuilding, the Financial Instruments are not offered at a fixed price. Instead the issue price in particular, but also the rate of interest and other conditions for the Financial Instruments, are only set on the basis of the applications to buy them submitted by investors in the course of the bookbuilding exercise. This ensures the total value of the Financial Instruments is in line with market conditions.

Furthermore, if the Financial Instruments are issued against contributions in kind (pursuant to Authorization 2008 / I), the Board of Managing Directors, with the approval of the Supervisory Board, is authorized to exclude subscription rights even without the restriction to 10 % of the share capital pursuant to Art. 186 (3) sentence 4 AktG. This is intended to ensure that the Financial Instruments can also be used in particular to acquire companies or investments in companies without having to provide (all the) consideration in cash. This possibility extends the instruments available to Commerzbank Aktiengesellschaft for acquiring strategic investments because the Financial Instruments can be used in a targeted manner as a means of payment for acquisitions. Precisely in such a case, however, subscription rights must be excluded. The authorization also to issue Financial Instruments against contributions in kind in combination with the issue of these Financial Instruments against cash or with other financing instruments puts Commerzbank Aktiengesellschaft in a position to respond very flexibly. The Board of Managing Directors will carefully check on a case-by-case basis whether it is going to make use of the authorization to issue Financial Instruments against consideration in kind while excluding subscription rights. It will only do so when this is in the overwhelming interest of Commerzbank Aktiengesellschaft and accordingly of its shareholders, and a different kind of acquisition of the relevant asset – such as through purchase – would not be legally or practically possible, or would only be possible on less favorable terms.

Finally, the authorizations provide for the complete exclusion of subscription rights in the event that profit-sharing rights are issued under the authorizations without conversion or option rights. A further requirement for the permissibility of excluding subscription rights is that the profit-sharing rights are structured similar tp bonds, i.e. do not confer any rights of membership in the Company or rights to liquidation proceeds from or profits of Commerzbank Aktiengesellschaft. Although it is permissible for the payment of interest to be made dependent on the existence of a net profit, distributable profit or a dividend, no provision is allowed to state that a higher net profit, a higher distributable profit or a higher dividend will lead to the payment of a higher amount of interest. In any event, the issue of profit-sharing rights changes / dilutes neither shareholders' voting rights nor their pro-rata share in the Company and its profit. What is more, as the issue is to be made in line with market conditions, which is provided for if subscription rights are excluded, no material value exists for subscription rights. This form of exclusion of subscription accordingly also does not result in any disadvantages to the shareholders. The advantage of an issue of Financial Instruments while excluding subscription rights in this manner to Commerzbank Aktiengesellschaft – and therefore indirectly to its shareholders – is that, in contrast to an issue with subscription rights, the issue price is not fixed until immediately before the placing, thus avoiding an increased risk of changes in the share price and the allowing proceeds of the issue to be maximized without any safety margin in the interest of all the shareholders.

The conditional increase of share capital by up to €416,000,000.00 in each case proposed under items 12 and 13 of the Agenda is solely for the purpose of ensuring that the requisite number of Commerzbank shares can be issued upon exercise of conversion or option rights and / or upon fulfillment of conversion obligations to the extent that these are needed and, for instance, existing treasury shares are not being used.

Participating in the Annual General Meeting

At the date of convening this AGM, Commerzbank Aktiengesellschaft has issued a total of 657,168,541 no-par-value shares, which confer an equal number of voting rights.

Shareholders are entitled to participate in the AGM and exercise their voting rights if they register with:

Commerzbank Aktiengesellschaft
Zentraler Servicebereich
Transaction Banking Markets – ZTB M 3.2.4
60261 Frankfurt am Main, Germany
Telefax: 069 / 136-26351

providing evidence of their shareholding by the close of business on May 8, 2008.

The custodian bank must confirm that the shares are held; such confirmation has to relate to the start of the twenty-first day before the AGM (April 24, 2008). The registration and confirmation of share ownership must be provided in writing in either German or English.

To participate in the AGM and exercise their voting rights, we recommend as in previous years that shareholders apply to their custodian bank in good time for an AGM admission ticket. The custodian will arrange the necessary registration

and confirm the shareholding to the above office. Shareholders will then be sent their AGM admission ticket. In order to ensure that the admission ticket arrives in time, we request that you order it at the earliest opportunity. Requests for admission tickets must reach the above office by May 8, 2008 at the latest.

Proxy voting

Shareholders who do not wish to attend the Annual General Meeting in person may have their voting rights exercised by proxy, including by a shareholders' association or by a bank.

We also offer shareholders the opportunity to authorize proxies (the "Proxies") appointed by Commerzbank Aktiengesellschaft to vote on their behalf. Shareholders may grant them the necessary proxy authority and instructions either in writing or via the internet. If shareholders wish to avail themselves of this option, they require an admission ticket – even if they do not wish to attend the AGM in person – which they should order at the earliest opportunity from their custodian. Together with the admission ticket, they will receive the form required for issuing proxy authority and instructions as well as the information on how to issue proxy authority and instructions via the internet. Proxy authorities and instructions in writing must reach Commerzbank Aktiengesellschaft by May 13, 2008. Proxy authorities and instructions may be issued via the internet up to 8 p.m. on May 14, 2008. If the Proxies receive a proxy authority and instructions for one and the same shareholding both by post and via the internet – both within the deadlines – only the information received by post shall be considered binding. If shareholders take part in the AGM in person, the proxy authority and instructions issued to the Proxies either in writing or via the internet shall cease to be valid. Unless explicit instructions are provided on the individual items of the Agenda, any authority given to the Proxies either in written form or via the internet shall be invalid.

Motions and proposals for election submitted by shareholders

Pursuant to Art. 126 (1) and 127 (1) sentence 1 AktG, counter-motions to specific items on the Agenda or proposals for election must be sent in writing or by fax to the following address only:

Commerzbank Aktiengesellschaft
– Zentraler Stab Recht –
60261 Frankfurt am Main, Germany
Telefax: 069 / 136 - 42196

Counter-motions to items on this Agenda and proposals for election which are received at this address by midnight on Wednesday, April 30, 2008 will be taken into consideration as provided by Art. 126 AktG, and published without delay on the website of Commerzbank Aktiengesellschaft (www.commerzbank.com). Any comments issued by the management will similarly be published on this internet site. Counter-motions or proposals for election from shareholders not sent to the correct address or not received by the deadline cannot be considered.

Documents for the Annual General Meeting

From the day on which this announcement of the AGM is published, the following documents will be available for inspection at the offices of Commerzbank Aktiengesellschaft (Kaiserstrasse 16, 60311 Frankfurt am Main, Germany):

- this announcement of the AGM (together with the Annex to item 7 of the Agenda and the reports by the Board of Managing Directors on items 9, 10, 11, 12 and 13 of the Agenda)

With regard to item 1 of the Agenda

- the financial statements and the management report (including the explanatory report on information pursuant to Art. 289 (4) of the German Commercial Code) of Commerzbank Aktiengesellschaft for financial year 2007 containing the proposal of the Board of Managing Directors for the appropriation of the distributable profit
- the annual report for the Commerzbank Group for financial year 2007 containing the consolidated financial statements, the Group management report (including the explanatory report on information pursuant to Art. 315 (4) of the German Commercial Code), the report of the Supervisory Board, the corporate governance report and the remuneration report for financial year 2007
- the list of holdings pursuant to Arts 285 sentence 1 no. 11 and no. 11a, 287, 313 (2) and (4) of the German Commercial Code

- the report of the Supervisory Board signed by the chairman of the Supervisory Board

- the corporate governance report with the remuneration report signed by the members of the Board of Managing Directors and the chairman of the Supervisory Board

With regard to items 9, 10, 11, 12 and 13 of the Agenda

- the signed reports of the Board of Managing Directors prepared by the members of the Board of Managing Directors for these agenda items

With regard to item 14 of the Agenda

- the draft profit and loss transfer agreement between Commerzbank Aktiengesellschaft and Commerz Services Holding GmbH

- the joint report of the Board of Managing Directors of Commerzbank Aktiengesellschaft and the management of Commerz Services Holding GmbH on the profit and loss transfer agreement, signed by the members of the Board of Managing Directors and the management of Commerz Services Holding GmbH

- the financial statements of Commerz Services Holding GmbH for the last three financial years[1]

With regard to item 15 of the Agenda

- The draft profit and loss transfer agreement between Commerzbank Aktiengesellschaft and Commerzbank Auslandsbanken Holding Nova GmbH

- the joint report of the Board of Managing Directors of Commerzbank Aktiengesellschaft and the management of Commerzbank Auslandsbankenholding Nova GmbH on the profit and loss transfer agreement, signed by the members of the Board of Managing Directors and the management of Commerzbank Auslandsbanken Holding Nova GmbH

- the financial statements of Commerzbank Auslandsbanken Holding Nova GmbH for the last three financial years[2]

With regard to items 14 and 15 of the Agenda

- the financial statements and management reports of Commerzbank Aktiengesellschaft for the last three financial years

These AGM documents may be obtained from Commerzbank Aktiengesellschaft, Group Communications – ZKK, 60261 Frankfurt am Main, Germany and will be sent to each shareholder on request. Like this invitation to the AGM, they are also available on the internet site of Commerzbank Aktiengesellschaft (www.commerzbank.com).

Finally, this invitation and an abridged version of the annual report will be sent automatically to those of our shareholders whose shares are held in custody at a bank in Germany.

Broadcast of the AGM on the internet

Shareholders may watch parts of the AGM of Commerzbank Aktiengesellschaft live on the internet from 10 a.m. onwards on May 15, 2008. The necessary access will be provided at www.commerzbank.com.

This announcement of the AGM has been published in the electronic Federal Gazette *(elektronischer Bundesanzeiger)* of April 2, 2008.

Frankfurt am Main, March 2008

COMMERZBANK
Aktiengesellschaft

The Board of Managing Directors

[1] Commerz Services Holding GmbH (formerly: Dritte Umbra Vermögensverwaltungsgesellschaft mbH) is exempt from the obligation to establish a management report (Art. 264 (1) sentence 3 German Commercial Code.

[2] Commerzbank Auslandsbanken Holding Nova GmbH (formerly: Commercium Vermögensverwaltungsgesellschaft m.b.H.) is exempt from the obligation to establish a management report (Art. 264 (1) sentence 3 German Commercial Code.

Annual Report 2007

Focus on growth and efficiency ...

... for the benefit of our shareholders, customers and staff.

We are expanding organically in our core business fields and regions on the strength of our own efforts.
We also seize economically viable opportunities to expand by means of acquisitions.
Moreover, it is equally important to work towards greater efficiency in all areas of business.
This is how we improve our profitability.



Page 06

To our Shareholders

Klaus-Peter Müller, Chairman of the Board of Managing Directors, writes to our shareholders and the Supervisory Board submits its report, signed by Chairman Martin Kohlhaussen. A section entitled "Our share" covers the performance of the Commerzbank share in 2007, giving a breakdown of shareholders and details of our investor relations activities.



Page 26

Corporate Responsibility

We assume responsibility towards our staff, the environment, society and the economic community. We report on this and on Commerzbank's corporate governance.



Page 48

Group Management Report

This covers in detail the five segments of the Commerzbank Group, business performance and progress in 2007, and the opportunities and risks faced in 2008.





Private and Business Customers
Mittelstandsbank
Corporates & Markets
Commercial Real Estate
Public Finance and Treasury





Contents

2007 calendar

January

The number of corporate customers rose in just a year and a half from 50,000 to 460,000, expanding our market share by more than 10 %. This growth is the result of attractive products and account models, plus extensive further training measures for our corporate customer advisers.

February

Record earnings were achieved in 2006. Group net earnings rose by 35 % and the operating profit by 50 %. Our equity capital ratio improved from 12.8 % to 14.1 %. The dividend per share was raised from 50 to 75 cents.



March

Asset Management focussed more intensively on the German market, and the UK subsidiary Jupiter Asset Management was sold off. This achieved a sound extraordinary capital gain of €300 million.

S&P's raised our rating from A- to A, at the same time raising the subordinate ratings and the short-term ratings. The upgrade primarily reflects our improved earnings, our growth strategy and the successful integration of Eurohypo into the Commerzbank Group.

May

The first-quarter operating profit amounted to €908 million, up 55 % on a year ago, and well above market expectations.

Only seven months after the launch of our growth initiative, we had acquired **200,000 new private customers,** bring the total number within Germany to 5.2 million. In addition to the 600 young people already training with the bank, we offered 100 school-leavers the chance to train in private banking, raising our trainee ratio to 7.8 %.



June

An exclusive partnership with eBay gave us access via a partner portal to eBay's German internet pages, allowing us to provide information on our services to 20 million users every month.

A global loan agreement concluded with KfW for €500 million allowed us to provide support via our SME bank for companies making new investments, thus promoting the economic upswing in Germany.

August

Still on the right track, this is the message from our interim report. Thanks to successful programmes for organic growth and greater efficiency, we have achieved the best half-year result in our history.

September

The Commerz Grundbesitz group and CommerzLeasing und Immobilien AG were merged to form **Commerz Real AG**, one of the world's largest global real-estate asset managers and providers of leasing and investment services. A staff of 800 manages assets worth €42bn.

COMMERZ REAL

Commerzbank AG was **granted a licence** by the Dubai Financial Services Authority (DFSA) **to open a branch in Dubai** to offer Arab and German customers a broad range of banking services for corporates and institutional investors.

Acquisition of a majority interest in the Ukrainian Bank Forum further strengthened **our network of operational bases in Eastern Europe**. In terms of assets, Bank Forum is the country's tenth-largest bank.


БАНК ФОРУМ

October

An agreement was reached to sell our French asset management subsidiary **Caisse Centrale de Réescompte S.A.**, Paris, to Swiss UBS at the beginning of 2008.

A Commerzbank representative office was opened in the **Ethiopian capital Addis Ababa**. The ceremony was attended by German Chancellor Angela Merkel and Ethiopian Prime Minister Meles Zenawi.



November

Commerzbank increased its **holding in Hypothekenbank in Essen AG** from 51 % to 100 % in order to expand its public finance business.

The Supervisory Board appointed **Martin Blessing Chairman of the Board of Managing Directors with effect from May 2008**. He will take over from Klaus-Peter Müller, who asked to be relieved of his duties in order to stand for election to the Supervisory Board. Frank Annuscheit and Markus Beumer were appointed to the Board with effect from 1 January 2008.

The **bank's 28th representative office** abroad was opened in Baku, Azerbaijan, as part of our Central and Eastern European growth strategy.

December

Our **Report on Corporate Responsibility 2007** illustrated the bank's clear commitment to its economic, environmental and social responsibilities. An annual budget of some €37 million is allocated for this purpose.

»We set ourselves a lot to do.
And we've done a lot.«



KLAUS-PETER MÜLLER, Chairman of the Board of Managing Directors

Dear Shareholders,

For the international banks, 2007 was a year of extremes, with two very different halves. An excellent first half, with record results all round, was followed by six months in which the crisis which began in the American subprime mortgage segment widened to engulf other market sectors, with tough consequences for the accounting of banks small and large. And even for banks like Commerzbank, which only hold a small portfolio of mortgage-backed securities, the meltdown in the US has left its mark.

Nevertheless, we ought not overlook the fact that 2007 was a good year for Commerzbank. We worked hard, and despite the subprime crisis, we managed to achieve an operating profit close to the previous year's figure, and we even posted a new record level in our consolidated surplus.

As currently structured, Commerzbank clearly has a balanced business mix which works to our advantage even under difficult conditions and allows above-average returns on equity to be achieved in our core areas. The figures for the Private and Business Clients segment, *Mittelstandsbank* and Commercial Real Estate are a clear testimony to this fact. And as a result of deliberately focusing on client-related business, we are no longer so much affected by the wild ups and downs on the financial markets. This has had a stabilizing effect on Corporates & Markets.

Impressive evidence for our success is the return on equity after taxes of 15.4 %, which is substantially higher than our target of at least 12 %. A number like this cannot just be taken for granted in today's environment. Some of our competitors abroad who have the luxury of working under structurally more comfortable conditions and who have traditionally reported significantly higher earnings than us have suddenly found themselves lagging behind.

»We are pressing ahead consistently on our growth course.«

In view of this operational performance and a consolidated surplus that rose nearly 20 % to €1.92bn, we consider it a matter of credibility to redeem our promise and propose to you as our shareholders a dividend increase from €0.75 to €1.00. At the same time, this proposal symbolizes our confidence for the future.

The first weeks of this year have already shown that 2008 will not be straightforward, but instead will be a rather volatile time for banks and stock markets. My concern is less the subprime crisis and much more the dampened economic outlook, which limits the potential for earnings and tends to increase the potential for risk. There is no cause for great concern according to my point of view. Following the painful restructuring process undertaken at the start of this decade, German companies today are in a better position than ever and are doing well thanks to higher competitiveness at the international level.

In addition to the general economic impact on our business, we must also monitor changes in our industry carefully. After years of stagnation, the sector has become visibly active. Under pressure from the subprime crisis, the public banking sector now finds itself in the midst of a wave of consolidation which will have far-reaching consequences that we could not hope to predict today. One thing, however, is certain: New and highly interesting opportunities will arise. Therefore it is important to see this consolidation as an opportunity to strengthen the German financial market and with it the whole economy. Those banks with an efficient business model and a clear focus on our domestic market will be of particular significance in this connection. Commerzbank feels strategically and commercially prepared to make an active contribution to the strengthening of the German banking market.

Independent of such considerations we have continued with our course of growth. We still see promising opportunities particularly in Central and Eastern Europe. In September last year we agreed on the acquisition of a majority share in Bank Forum. The closing of the transaction took place a few weeks ago. We have found an ideal complement for our network of operational outlets in the booming region of Central and Eastern Europe in the form of Bank Forum, the tenth largest bank in Ukraine by total assets. This represents another step in our strategy of selective acquisitions to grow within our target regions. Other regions with high potential for growth include the Middle East, where we are now represented with our own branch in Dubai, as well as a series of emerging markets in Asia, South America and in Africa, the "continent of opportunity". For that reason, we have opened up representative offices in Addis Abeba and Lagos as well as Baku and Panama City. We plan to open an additional branch this year in China, in Tianjing.

In all business divisions we will maintain our unchanged focus on efficiency and growth. In our business with private customers we will continue to put emphasis on gaining new customers and on strengthening existing ties – with the high quality of our advisory services, client-oriented solutions and appealing products.

Our *Mittelstandsbank* also continues to hold great promise in terms of growth. We aim to consolidate and expand our substantial market penetration by demonstrating reliability and long-term partnership, major capacity for innovation, industry expertise and adherence to processes. The Corporates & Markets division plans to continue its client-oriented strategy. Particularly for institutional clients, we still see a great deal of potential. For the segment Commercial Real Estate we are also optimistic.

»Responsible action is firmly anchored in our key processes.«

We are confident that Eurohypo, a major European real estate and public finance bank, will emerge stronger from the current adjustment process. In the Public Finance and Treasury division, we have set ourselves high targets, and in future want to be amongst the top group of market participants in Europe. We have taken the first step on this path by our complete takeover of Hypothekenbank in Essen and by deciding to integrate it into Eurohypo.

For the year 2008, we take an overall optimistic view despite the bleaker economic outlook. If we are spared significant negative surprises, we should be able to keep to our ambitious plans and be able to reach or even exceed our good 2007 results. We are here as always counting on the commitment of our staff as well as the trust of our shareholders, customers and business partners.

Please allow me to conclude by turning to a matter which is very close to my heart: In December of last year we published our second Corporate Responsibility Report, in which we were able to report on significant progress in this area. For example, within the scope of the systemization of our business activities, we have developed guidelines on corporate responsibility. At the same time, we have initiated a long-term process that helps maintain a focus on certain values in practice in the minds of all employees. Integrity is one of these five values, which underscores our aim to make responsible action a key element of our core processes. Joining the United Nations Global Compact initiative constituted another important step. Within the scope of this voluntary alliance, participating companies and organizations strive to uphold human rights, fair labour conditions and environmental protection. In addition, the participants commit to taking anti-corruption measures.

We regard our membership in the Global Compact as both an incentive and an obligation. You will find a summary of our activities in the area of corporate responsibility on pages 26 to 31 of this annual report.

I cordially invite you to this year's Annual General Meeting on Thursday, May 15, 2008 at the Jahrhunderthalle Frankfurt and look forward to seeing you there.

Klaus-Peter Müller, Chairman of the Board of Managing Directors

The Board of Managing Directors



KLAUS-PETER MÜLLER, MARTIN BLESSING

» I am convinced that the Board of Managing Directors' strong motivation and commitment, under Martin Blessing as Chairman, will propel the bank further along its course of success in the coming years. Our aim, and our challenge, is still to make Commerzbank number one on the German banking market. « KLAUS-PETER MÜLLER

» I'm looking forward to my new challenges. Taking over responsibility for a bank that is 138 years old is both an incentive and an obligation. « MARTIN BLESSING



Frank Annuscheit
Member of the Board
of Managing Directors
since January 1, 2008

Service departments
- Organization
- Information Technology
  - Applications
  - Production
  - Support
- Transaction Banking
  - Backoffice
  - Markets

Wolfgang Hartmann
Member of the Board
of Managing Directors
since July 1, 2000

Staff departments
- Credit Risk and Economic Capital Control
- Risk Strategy/Market and Operational Risk Control
- Credit Risk Management Private and Business Customers
- Global Credit Risk Management
  - Corporates & Markets
  - Commercial Real Estate and Public Finance
- Global Intensive Care

Dr. Achim Kassow
Member of the Board
of Managing Directors
since November 10, 2004

Banking departments
- Asset Management
- Private Banking
- Private and Business Customers
- Retail Credit

comdirect bank AG

Dr. Eric Strutz
Member of the Board
of Managing Directors
since April 1, 2004

Staff departments
- Group Compliance
- Group Finance
- Human Resources
- Internal Auditing

Michael Reuther
Member of the Board
of Managing Directors
since October 1, 2006

Banking departments
- Group Treasury
- Public Finance

Staff department
- Legal Services

Bernd Knobloch
Member of the Board
of Managing Directors
since April 1, 2006

Banking department
- Commercial Real Estate

Commerz Real AG

Nicholas Teller
Member of the Board
of Managing Directors
since April 1, 2003

Banking department
- Corporates & Markets

Regions abroad
- Western Europe
- North and Latin America
- Africa

Klaus-Peter Müller
Member of the Board
of Managing Directors
since November 1, 1990

Staff departments
- Group Communications
- Strategy and Controlling

until May 15, 2008
Chairman of the Board
of Managing Directors

Martin Blessing
Member of the Board
of Managing Directors
since November 1, 2001

Regions abroad
- Central and Eastern Europe

BRE Bank SA

as of May 16, 2008
Chairman of the Board
of Managing Directors

Markus Beumer
Member of the Board
of Managing Directors
since January 1, 2008

Banking departments
- Corporate Banking
- Financial Institutions

Regions abroad
- Asia/Oceania
- Scandinavia

Report of the Supervisory Board



MARTIN KOHLHAUSSEN, Chairman

Dear shareholders,

during the past financial year we advised the Board of Managing Directors in its conduct of the Bank's affairs and regularly supervised the way in which Commerzbank was managed. The Board of Managing Directors reported to us at regular intervals, promptly and extensively, in both written and verbal form, on all the main developments at the Bank. We repeatedly received regular information on the company's business position and the economic situation of its individual areas of business, on its corporate planning and on the strategic orientation of the Bank, and we advised the Board of Managing Directors on these topics. Between meetings I, as the Chairman of the Supervisory Board, was constantly informed by the Chairman of the Board of Managing Directors about current business progress and major business events within both the Bank and the Group. We were involved in all decisions of major importance for the Bank, giving our approval after extensive consultation and examination wherever required.

Meetings of the Supervisory Board

All told, five ordinary meetings of the Supervisory Board took place in the past financial year.

The focus of all of the meetings was on the Bank's current business situation, which we discussed thoroughly with the Board of Managing Directors on each occasion. One focus of our activities was from its outset the US subprime crisis. Over the course of several meetings we received extensive reports on its effects on the Bank and the steps undertaken by the Board of Managing Directors. The Board of Managing Directors convinced us that it had thoroughly checked the risks for the Bank associated with this crisis and had followed up its conclusions with necessary measures. In addition, the Board of Managing Directors reported regularly to us on the Bank's policy with regard to equity holdings, in particular on planned acquisitions and disposals. We were also given information in good time on the intended squeeze out at Eurohypo AG and the signing of a control and profit-transfer agreement. We subjected each report of the Board of Managing Directors to critical analysis, in some cases requesting supplementary information, which was always provided immediately and to our satisfaction.

At the meeting on February 13, 2007 our discussion centered in part on the preliminary figures for the past financial year, but mainly on Commerzbank's programme of growth for Private and Business Customers and the branch of the future. In the ensuing discussion, we satisfied ourselves that the expectations and targets that had been presented were plausible and reviewed various alternatives for action.

At the meeting on March 27, 2007 we examined the annual financial statements and the consolidated financial statements for 2006; we reported on this in detail in the last annual report. We also dealt with the Bank's strategy for Asia.

The meeting on May 16, 2007, was devoted to preparing for the upcoming Annual General Meeting.

At the meeting on July 4, 2007 the Board of Managing Directors explained current developments in Private and Business Customers and Asset Management. The Board of Managing Directors also reported on the status and strategy of Commercial Real Estate, Public Finance and Group Treasury. Drawing upon detailed documents, the Board of Managing Directors described the business progress and the resulting core responsibilities of these areas of business and discussed the strategic options with us.

At the meeting on November 6, 2007, the focus of our discussions was mainly on strategy and planning, including the budget for 2008 and medium-term planning. Here the targets for the Bank and the Group, which were based on the business figures, were presented to us and we discussed them in detail with the Board of Managing Directors. We also received reports on business development and strategy at Corporates & Markets. Another topic at this meeting was the Bank's corporate governance, especially the evaluation of the Supervisory Board's examination of its efficiency, adjustments arising due to amendments to the German Corporate Governance Code in June 2007, the establishment of a Nomination Committee in preparation for elections to the Supervisory Board by the shareholders and appointments to it, and the approval of the annual declaration of compliance. Further details on corporate governance at Commerzbank and on the Supervisory Board's examination of its efficiency can be found in this annual report on pages 34 to 37.

At several meetings we dealt with matters relating to the Board of Managing Directors, in particular with the appointment of Mr. Blessing to be the future Chairman of the Board of Managing Directors and the additional appointment of Mr. Annuscheit and Mr. Beumer as members of the Board of Managing Directors.

Committees

The Supervisory Board has formed six committees from its members. Their composition appears on page 19 of this annual report.

The Presiding Committee convened four times during the year under review. Its discussions were devoted to preparing the plenary meetings and to studying the topics in greater depth, especially with regard to the business situation. In addition, the Presiding Committee prepared the Supervisory Board decisions on the election of Mr. Blessing to be Chairman of the Board of Managing Directors and the appointments of Mr. Annuscheit and Mr. Beumer to the Board of Managing Directors and, as scheduled, addressed matters relating to the compensation of the Board of Managing Directors. It also discussed strategic equity holdings in the financial sector and the Bank's greatest legal risks. An additional topic was the granting of loans to Bank staff and members of its boards.

The Audit Committee met five times in 2007. With the auditors attending, it discussed Commerzbank's financial statements and consolidated financial statements, and also the auditors' reports. The Audit Committee requested the statement of independence by the auditors pursuant to section 7.2.1 of the German Corporate Governance Code and commissioned the auditors to conduct the audit. It arranged the main points of the audit with the auditors, also reaching agreement with them on their fee. The Audit Committee also dealt with commissions for the auditors to perform non-audit services; it also regularly received reports on the current status and individual findings of the audit of the annual financial statements. The Audit Committee also dealt with the effects of the US subprime crisis. The auditors, who reported on their auditing activities, were represented at the various meetings.

The Risk Committee convened altogether six times during the past year. In addition, two circular resolutions based on extensive documentation were adopted: they concerned the disposal of the Bank's equity holdings in Jupiter International Group and Caisse Centrale de Réescompte S.A. At five meetings, the Risk Committee studied the Bank's risk situation and risk management intensively, especially market, credit and operational risk. Significant individual commitments for the Bank were discussed in detail with the Board of Managing Directors. Another topic was a review of the Bank's policy with regard to equity holdings. An extraordinary meeting of the Risk Committee received extensive reports on the effects of the US subprime crisis on the Bank's risk situation.

The Social Welfare Committee held one meeting during the year under review in which it dealt with the Bank's new job assessment model and programmes for junior staff, as well as with the ComValues process for setting down a practical corporate culture.

The Nomination Committee, which was only formed in November, did not meet during the year under review.

As in previous years, the Conciliation Committee formed pursuant to Art. 27 (3) of the German Co-Determination Act did not have to meet in 2007.

The committees regularly reported on their work at plenary sessions.

No conflicts of interest arose for the members of the Supervisory Board during the year under review.

Financial statements and consolidated financial statements

The auditors and Group auditors appointed by the Annual General Meeting, Pricewaterhouse Coopers Aktiengesellschaft Wirtschaftsprüfungsgesellschaft, Frankfurt am Main, audited the Parent Bank annual financial statements and the consolidated financial statements of Commerzbank AG and also the management reports of the Parent Bank and the Group, giving them their unqualified certification. The Parent Bank financial statements were prepared according to the rules of the German Commercial Code (HGB) and the consolidated financial statements according to International Financial Reporting Standards (IFRS). The documents of the financial statements and the auditors' reports, together with management's proposal for the appropriation of profit, were sent to all members of the Supervisory Board in good time. In addition, the members of the Audit Committee received the complete annexes and notes relating to the auditors' reports; all members of the Supervisory Board had the opportunity to inspect these documents. At the meeting on March 28, 2008 the Audit Committee dealt at length with the financial statements. At our balance-sheet meeting held on the same day, we met as a plenary body and examined the Parent Bank annual financial statements and the consolidated financial statements of Commerzbank AG as well as the management reports of the Parent Bank and the Group. The auditors attended both the audit committee and plenary meetings, explaining the main findings of their audit and answering questions. At both meetings, the financial statements were discussed at length with the Board of Managing Directors and the representatives of the auditors.

In view of the final audit by the Audit Committee and of our own examination, we raised no objections to the financial and consolidated financial statements and concur with the findings of the auditors. The Supervisory Board has approved the financial statements of the Parent Bank and the Group presented by the Board of Managing Directors, and the financial statements of the Parent Bank may accordingly be regarded as adopted. We concur with the proposal of the Board of Managing Directors regarding the appropriation of profit.

We thank the Board of Managing Directors and all employees for their great personal commitment and efforts in 2007.

For the Supervisory Board
Frankfurt am Main, March 28, 2008

Martin Kohlhaussen, Chairman

Supervisory Board

Dr. h.c. Martin Kohlhaussen
Chairman
Frankfurt am Main

Uwe Tschäge*
Deputy Chairman
Commerzbank AG
Düsseldorf

Hans-Hermann Altenschmidt*
Commerzbank AG
Essen

Dott. Sergio Balbinot
Managing Director
Assicurazioni Generali S.p.A.
Trieste

Herbert Bludau-Hoffmann*
Dipl.-Volkswirt
ver.di Trade Union
Sector Financial Services,
responsible for Commerzbank
Essen

Astrid Evers*
Commerzbank AG
Hamburg

Uwe Foullong*
Member of the
ver.di National Executive Committee
Berlin

Daniel Hampel*
Commerzbank AG
Berlin

Dr.-Ing. Otto Happel
Entrepreneur
Luserve AG
Lucerne

Dr. jur. Heiner Hasford
Member of the Board of
Managing Directors (retired)
Münchener Rückversicherungs-
Gesellschaft AG
Munich

Sonja Kasischke*
Commerzbank AG
Brunswick

Wolfgang Kirsch*
Commerzbank AG
Frankfurt am Main

Friedrich Lürßen
Chairman
Fr. Lürssen Werft GmbH & Co. KG
Bremen
(since May 16, 2007)

Werner Malkhoff*
Commerzbank AG
Frankfurt am Main

Prof. h.c. (CHN) Dr. rer. oec.
Ulrich Middelmann
Deputy Chairman of the
Board of Managing Directors
ThyssenKrupp AG
Düsseldorf

Klaus Müller-Gebel
Lawyer
Frankfurt am Main

Dr. Sabine Reiner*
Trade Union Specialist
Economic Policy
ver.di National Administration
Berlin

Dr. Erhard Schipporeit
Consultant
Hanover
(until January 31, 2007)

Prof. Dr. Jürgen F. Strube
Chairman of the Supervisory Board
BASF Aktiengesellschaft
Ludwigshafen

Dr. Klaus Sturany
Member of the Board of
Managing Directors (retired)
RWE Aktiengesellschaft
Essen

Dr.-Ing. E.h. Heinrich Weiss
Chairman
SMS GmbH
Düsseldorf

Dr. Walter Seipp
Honorary Chairman
Frankfurt am Main

* elected by the Bank's employees

Committees of the Supervisory Board

Presiding Committee
Dr. h.c. Martin Kohlhaussen, Chairman
Werner Malkhoff
Prof. Dr. Jürgen F. Strube
Uwe Tschäge

Audit Committee
Klaus Müller-Gebel, Chairman
Hans-Hermann Altenschmidt
Dott. Sergio Balbinot
Dr.-Ing. Otto Happel
Wolfgang Kirsch

Risk Committee
Dr. h.c. Martin Kohlhaussen, Chairman
Dr. jur. Heiner Hasford
Klaus Müller-Gebel
Dr.-Ing. E.h. Heinrich Weiss

Nomination Committee
Dr. h.c. Martin Kohlhaussen, Chairman
Dott. Sergio Balbinot
Prof. Dr. Jürgen F. Strube

Social Welfare Committee
Dr. h.c. Martin Kohlhaussen, Chairman
Astrid Evers
Daniel Hampel
Klaus Müller-Gebel
Uwe Tschäge
Dr.-Ing. E.h. Heinrich Weiss

Conciliation Committee
(Art. 27, (3), German Co-determination Act)
Dr. h.c. Martin Kohlhaussen, Chairman
Werner Malkhoff
Prof. Dr. Jürgen F. Strube
Uwe Tschäge

Stock-exchange listings of the Commerzbank share

Germany

- Berlin-Bremen
- Düsseldorf
- Frankfurt
- Hamburg
- Hanover
- Munich
- Stuttgart
- Xetra

Europe

- London
- Switzerland

North America

- Sponsored ADR (CRZBY) CUSIP: 202597308

In March 2007, Commerzbank was once again successful in the market for unsecured **bonds** in benchmark format. The issue of this floating-rate €1.25bn 5-year bond was over-subscribed by almost three times. We succeeded in placing two more major transactions in the difficult market environment prevailing in the second half of the year. In November, Eurohypo issued a €2.5bn 5-year jumbo *Pfandbrief.* In addition, Commerzbank launched a €750m 10-year subordinated bond. These examples demonstrate that the capital market – despite all the difficulties it experienced – was receptive for Commerzbank issues also in the year 2007. Through amongst others the measures undertaken and described above, Commerzbank could already in 2007 cover some of its refinancing requirement for 2008.

Fourth dividend increase in succession

Commerzbank raised its consolidated surplus in 2007 by 19.5 % to €1,917m. We would like our shareholders to share in this success by increasing the dividend for the fourth time in succession. The Board of Managing Directors and the Supervisory Board will propose a dividend of one euro per share to the annual general meeting on May 15, 2008. The resulting total distribution of €657.2m represents a payout ratio of 34 % on the consolidated surplus. The dividend yield based on the 2007 Xetra closing price of €26.26 is 3.8 %.


Dividends
in €
0
0.25
0.5
0.75
1
2003
2004
2005
2006
2007


Total payout
in € m
0
150
328
493
657
2003
2004
2005
2006
2007

The annual general meeting in 2007 authorized Commerzbank management to **repurchase** up to 10 % of the Bank's **own shares**. Commerzbank arranges to be given this authority as a matter of routine in order to be able to act quickly in an emergency.

International shareholder base broadened

According to our most recent survey of our shareholder structure dated April 2007, a good three quarters of all Commerzbank shares were in the hands of institutional investors, with the rest held by private shareholders mainly resident in Germany and our major shareholder Generali. The free float stood at around 91 %. The proportion of shares held by investors from Germany dropped to somewhat less than a quarter, with the portion in foreign hands rising to above three quarters. This represented a continuation of the internationalization of our shareholder base. This development is in line with a trend that may be observed with the majority of the DAX 30 companies.

Shareholder structure by type
31.12.2007


75.9 %* Institutional investors
8.6 % Generali
15.5 % Private investors

* of which 12 % in Germany

Shareholder structure by region
31.12.2007


25 % Germany
75 % Abroad

Even more intensive communications with the capital markets

Some 45 analysts regularly covered Commerzbank in 2007. The recommendations issued in respect of Commerzbank shares were distinctly positive. In December 2007, more than 60 % of the recommendations favored buying (buy / overweight / outperform), while only 4 % recommended selling our shares (underperform / reduce). Little had changed in this structure at the end of February.

We once again intensified our contacts with analysts, and especially with our investors, in 2007. Management and the Investor Relations team accordingly attended 16 conferences and were available for discussions at 23 roadshows. We gave information on the Bank's business development and outlook at a total of 469 one-on-one meetings. We met a total of 1 140 institutional investors and analysts at these meetings, 15 % more than in the previous year. We also arranged talks with experts at Commerzbank, in particular at the Division Head level, in order to meet the desire for in-depth information on our business activities.

Analysts' recommendations
in %


52 % Buy / Overweight / Outperform
39 % Neutral / Hold / Equal weight
9 % Underperform / Reduce

As of end-February 2008


61 % Buy / Overweight / Outperform
35 % Neutral / Hold / Equal weight
4 % Underperform / Reduce

As of end-December 2007

Our **Investors' Day**, which we held for the sixth time on September 20, 2007 was particularly popular. The event was attended by about 100 investors and analysts, and once again offered an in-depth view of the Commerzbank Group's strategies and business performance. Interest focused in particular on the changing structure of the competition in the German banking market and the resulting opportunities for growth. Overall the reception given to this year's event was once again extremely positive. The high degree of transparency and the willingness of all members of the Board of Managing Directors to answer investors' and analysts' questions was rated very highly. Our 2008 Investors' Day will be held on September 24.

August 2007 saw the launch of a new product, **IR Monthly**, to provide ongoing proactive communication with the capital markets. The aim is to inform analysts and investors about the most important events including new presentations in the Commerzbank Group over the month just ended and to announce the dates of forthcoming conferences. The very positive feedback has confirmed to us that we have been pioneers in choosing the right way forward.

Naturally, we shall continue to inform on a same-day basis about important matters via Investor Relations bulletins or ad-hoc announcements. The fact book entitled "Commerzbank – Figures, Facts, Targets" also continues to report four times a year on the Bank's performance, strategy and goals. In addition we provide a mass of information on our Investor Relations page on the Web.

We expanded our fixed-income investor relations in the year under review. For instance, we built up the fixed-income investor database and used a "non-deal roadshow", i.e. one-on-ones with institutional investors without any concrete intention to market a new issue, to make contact with existing and potential providers of debt capital.

In order to improve capital markets communication on an ongoing basis, the Investor Relations team regularly submits to an external benchmarking process. This independent analysis confirms that we have recently significantly improved our transparency vis-à-vis the capital markets. The result will spur us on to make every effort to further optimize our investor relations work once again in 2008.

Highlights of the Commerzbank share

	2007	2006
Shares outstanding		
in million units	657.2	657.2
Xetra closing prices in €		
High	37.53	33.96
Low	23.40	24.82
Year-end	26.26	28.85
Daily turnover[1] in million units		
High	26.2	28.2
Low	1.7	1.3
Average	7.0	4.9
Index weighting in %		
DAX	2.0	2.5
Dow Jones EURO STOXX Banks	2.2	2.1
Earnings per share (EPS) in €	2.92	2.44[2]
Book value per share[3] in €	22.99	22.29[2]
Market value/Book value as of 31.12.	1.14	1.29

[1] Total German Stock Exchanges; [2] after restatement; [3] excluding cash flow hedges and minority interests.

Corporate Responsibility

The term describes the extent to which a company is aware of its responsibilities whenever its business activities affect society, staff, the natural environment or the economic environment. We accept this responsibility, and report on it on pages 26 to 31.

We likewise acknowledge the principles of sound, responsible management as laid down in the German Corporate Governance Code, and meet virtually all of the recommendations and proposals it makes. Pages 34 to 37 give details of this aspect of our corporate responsibility.

Corporate Responsibility

Corporate responsibility at the heart of what we do

Increasingly, various interest groups are putting their focus on corporate responsibility. The capital market is also attaching more and more significance to this topic. As one of the crucial industries in all major economies, the banking sector is watched closely by analysts and investors; these latter are increasingly incorporating companies' responsibility in acting toward employees, the environment, society and the business landscape into their valuations. Whether or not a company is included in special sustainability indices is based on assessments of its corporate responsibility performance made by specialized ratings agencies.

The confidence of our stakeholders, which includes our clients and employees, shareholders and business partners as well as the media, NGOs and official bodies, is essential for us to carry out our business activities.

Commerzbank's clear commitment

Commerzbank recognizes its corporate responsibility and the need to ensure that its business activities are sustainable. This means that the Bank carefully weighs the economic, environmental and social consequences of its actions. As a "good citizen," it is committed to the community at the local, regional, national and international level – and has been for many years. We are convinced that by acting responsibly we make a crucial contribution to enhancing value and to securing the future of Commerzbank.

Our five key corporate values – integrity, market focus, performance, respect / partnership and team spirit – are the foundation of our activities relating to corporate responsibility. The ComWerte project, which was launched in 2005 as part of the corporate responsibility initiative, marks the departure toward a corporate culture even more firmly anchored in core values of the Bank. The value of integrity especially embodies our objective of establishing responsible conduct throughout the entire company.

Consistency is the basis for continued progress

Commerzbank's Board of Managing Directors set up a Reputation and Sustainability Management team in 2005 as part of Group Communications. The team coordinates all activities that revolve around the topic of corporate responsibility and is also in charge of its strategic development.

We made significant progress in this area again last year. We set additional important milestones and developed corporate responsibility guidelines as part of systematizing our activities.

One major step was joining the UN Global Compact. The companies and organizations that participate in this voluntary network support and advocate human rights, fair labor practices and environmental protection. They also agree to undertake measures to fight corruption. We see our participation in the Global Compact as an incentive as well as an obligation.

Every two years we will make a regular report about how our commitment continues to develop: thus, in the roughly 80 pages of our second report on corporate responsibility, we candidly and clearly describe how we as a bank live up to our economic, ecological and social responsibilities.

We are happy to say that our continuous efforts are already bearing fruit: the results of the assessments of Commerzbank from nearly all the important corporate responsibility rating agencies have improved: for example, from SAM, whose rating forms the basis for a listing on the Dow Jones Sustainability Index.

Responsible conduct at all levels

Our objective is to ensure responsible conduct in the entire Group and at all levels. The focus of these objectives includes developing a comprehensive strategy for corporate responsibility, introducing an environmental management system, implementing a system to manage reputational risks and raising the awareness of our employees regarding sustainability issues. We will report on this regularly, for example in our next sustainability report in the autumn of 2009.

In the following we describe how we take care of our responsibility with respect to our employees, the society, the environment as well as our business environment.

Corporate Responsibility Guidelines

These six guiding principles give direction to our responsible conduct:

1. **Legal compliance and transparency:** Compliance with regulations and laws as well as transparent reporting to shareholders and other stakeholders form the basis of our responsibility.
2. **Rooted in core business:** Corporate responsibility is a significant, integral part of our corporate culture, the operational banking business and internal work processes.
3. **Employee awareness:** The realization of our responsibility can only succeed with employees who live up to the principle of sustainability in their day-to-day work. To this end, we continuously strive to increase employee awareness of these issues.
4. **Stakeholder dialogue:** We aim to understand the expectations and interests of our stakeholders and, at the same time, to present Commerzbank's perspective through dialogue with customers, shareholders and business partners as well as the media, non-governmental organizations and state authorities. We view the results of this dialogue as an important basis for the future development of our activities in the field of corporate responsibility.
5. **Commitment to the UN Global Compact:** We are members of the UN Global Compact. Together with other companies and the UN, Commerzbank strives to uphold and promote the fundamental principles of human rights, fair labor conditions, anti-corruption and environmental protection.
6. **Continuous improvement:** Commerzbank is continually developing and adapting its corporate responsibility strategy to the needs and expectations of a dynamically changing society.

Economy: taking advantage of future opportunities

We are convinced that responsible conduct and economic success go hand in hand. Our entire business model is based on the trust of our customers. Our activities in the field of Corporate Responsibility help to support and build up this trust. One key factor, however, is our understanding that responsible conduct constitutes a key element of our corporate culture, the operational banking business and internal work processes.

Integrating responsible action ever more deeply into our core business creates an array of opportunities for the Bank and we have a broad range of products and services that reflect the principle of sustainability in our business activities.

Renewable Energy

We financed our first mid-sized projects in the field of renewable energies back in the 1980s. Today we can boast a diversity of products and services, including in particular corporate and project financing along the entire value chain of renewable energy, and Commerzbank is one of Europe's leading banks in this sector. We have brought our comprehensive expertise in financing renewable energies together into our centre of excellence.

Business conduct guidelines

Commerzbank's business conduct guidelines, which came into force in February 2007, are a further step on the way to integrating responsible conduct in the core business. These guidelines give employees a concrete sense of what responsible conduct means in the context of their daily business.

The content addresses basic conduct in the workplace, issues such as discretion, insider trading and conflicts of interest and bribery, corruption, tax fraud and prevention of money laundering. Ongoing training serves to raise awareness of the rules in daily work.

UnternehmerPerspektiven

With the launch of our *UnternehmerPerspektiven* (EntrepreneurialPerspectives) initiative in 2006, we aim to show small- and medium-sized businesses possible solutions to their pressing challenges and open the door to new prospects through dialogue with experts from business, academia, politics and from associations and institutions. The initiative always deals with those issues that are of current concern to small- and medium-sized businesses, such as location, innovation and overcoming bureaucratic hurdles.

Commitment to emerging countries

Commerzbank views activities which benefit poorer countries as part of its responsibility in a globalized world. Since 2000, Commerzbank has been the only commercial German bank involved in microfinance banks in Southeast Europe. The focus is on using microcredit for the targeted development of small and medium-sized businesses and on supporting international and deposit business. Additionally, the new banks also now offer products for private clients.

Environment: responsibility in action

The corporate environmental management has been a high priority at Commerzbank for many years. In Guidelines for the Commerzbank Group drawn up in 1990, we already made a clear commitment to social and environmental sustainability. In 1992, Commerzbank also became one of the very first signatories of the United Nations Environment Program (UNEP) Statement by Financial Institutions on the Environment and Sustainable Development.

Today we are in the final stages of introducing an environmental management system, which we hope will help bring about a continuous improvement process for corporate environmental protection. In the light of climate change, we have placed an emphasis on reducing climate-related emissions and defined primary areas of action. The issue of climate protection is likely to become even more prominent in coming years.

Environmental management

With our appointment of the first environmental representative at a major German bank in 1990, we heralded a new era in corporate environmental management. Today environmental protection is integrated in practically all our processes – such as building operation, structural engineering measures, procurement and logistics. We created a position especially for corporate environmental protection in 2007. A key goal in this regard is to develop and receive certification for an environmental management system by the end of 2008.

Climate protection

To protect the climate we have identified two strategic areas of action, which will serve to reduce our CO_2 emissions: climate-friendly energy supply for our offices and taking environmental effects into account when planning business trips.

Since January 1, 2008, the Commerzbank Tower in Frankfurt has been powered solely with energy from renewable sources, which has allowed Commerzbank to cut its level of CO_2 emissions from electricity usage by 6 % in Germany. Additionally, when planning business trips our employees are encouraged to choose the most environmentally friendly means of transport.

Building management

Commerzbank's environmental commitment centers on modern building management to optimize resources and systematically reduce our CO_2 emissions. Once again, a good example is Commerzbank Tower in Frankfurt, which was built using innovative and environmentally-friendly construction techniques. You can see this in the use of natural ventilation and an environmentally friendly air conditioning system, which is fed by a combined heat and power system.

Internship for the environment

Every year Commerzbank provides 50 students with the opportunity to complete an Internship for the Environment, a three or six-month internship at a German national park, nature reserve or biosphere reserve. In the past 18 years, over 1 000 students have participated in an "Internship for the Environment". In 2007 the German UNESCO commission named the Internship for the Environment as an official "Decade Project" as part of the United Nations Decade of Education for Sustainable Development.

Employees: unleashing the power of vision

People are the factor that guarantees Commerzbank's success. We need motivated, well-trained staff whose service focus, competence and sincerity will inspire confidence in our customers. In turn, our staff need a working environment in which they feel comfortable and in which they are also supported.

We offer them the freedom to develop and implement their own ideas. We motivate them to achieve outstanding performance. And we offer them excellent future prospects.

We are also thinking of our future workforce. In order to create an attractive working environment, it is becoming more important for a company to demonstrate its responsible conduct – especially given changing economic and demographic trends.

Training

With our great commitment to vocational training, we are investing in the future and are taking our social responsibility seriously as one of the largest employers in Germany. With a total of 611 new hires and an above-average training rate of 7.4 %, Commerzbank has consolidated its top position among German companies that maintain training programmes.

Diversity

Diversity enriches our lives and our day-to-day work relationships. For many years, we have instituted numerous practice-oriented measures to promote individuality in our company. Examples of our commitment include our support of employee networks and our day care center Kids & Co.

Employee survey

Our annual employee survey is a key building block of corporate culture. In 2005, Commerzbank began to involve staff in the shaping and structuring of the company through a continuous and comprehensive survey process. Survey results paint a candid picture of employee satisfaction and, especially of the staff's loyalty to "their" Commerzbank. This lets Commerzbank respond to requests early and in a targeted manner and take necessary corrective action.

Structural change

The last two years were characterized by changes in our internal structures. We have made a supreme effort to support our staff during these necessary changes. Because our working relationship with employee representatives is based on trust, it was possible to ensure that this structural transformation would be socially responsible. Change Management will continue to play a key role in managing this structural change.

Society: putting ideals into practice

Since its inception, Commerzbank has been committed to the community. We take our responsibility very seriously and are committed to working for the common good, especially through donations, sponsorship, and initiatives in diverse areas of society.

The last years were marked by greater focus on and consolidation of our activities. By getting involved, we want to support society in the future as well, since we are part of that society. Our goal is to continue to focus on the selected areas mentioned above so that our commitment can be even more effective.

Commerzbank Foundation

The Commerzbank Foundation, founded in 1970, supports selected institutions and initiatives that are actively involved in cultural, social and academic projects. It generally supports inter-regional centralized institutions, such as a number of endowed professorships, the action group Children in Need and the German Stroke Foundation. Over the years, the foundation endowment has been increased as the foundation's functions have grown and now stands at €50 million. Grants for 2007 totaled about €2 million.

Encouraging volunteers

Together with the German Olympic Sports Foundation (DOSC), Commerzbank has been supporting volunteer work in sports for many years. Because volunteering is an important pillar of our society, in 2007 Commerzbank expanded its activities to other areas of community life and entered into a cooperation with the National Network for Civil Society (BBE).

Basic financial awareness

Commerzbank has been involved in promoting financial awareness in Germany since the 1980s. We have publicly called for "business" to be taught in schools as a subject in its own right. Through the Teachers' InfoClub we provide teaching materials on the topics of business, money, banking and financial markets free of charge. In addition, we are active in the general education of young people concerning finance and the prevention of indebtedness.

Campus of Excellence

The Campus of Excellence initiative, founded in 2005 by the Commerzbank, promotes links between top-notch students, outstanding managers and young journalists and universities, research institutions, business groups and commerce. The only initiative of its kind to date, it is now supported by more than 60 partners. These include established companies and universities, and a large number of partners active both regionally and throughout Germany as well as representatives in a number of European countries.

Additional information: Our Corporate Responsibility Report 2007 is available on the internet at www.commerzbank.de and can also be ordered at coba@mws-dus.de.





Focus: assuming responsibility

› For the economy, society and the environment. We ensure that responsibility and an economic approach are made compatible, and make use of the opportunities thus created. We are now a trendsetter in financing renewable energy projects and are one of the leading European banks in this field. We finance the success of Solarworld AG, for example, which is one of the world's biggest companies in the sector. The internationally acclaimed solar modules produced by the integrated solar group are made in Freiberg near Dresden.

Corporate Governance Report

Responsible corporate governance has always been a high priority at Commerzbank. That is why we – the Supervisory Board and the Board of Managing Directors – expressly support the Code and the goals and objectives it pursues. Even at the time of publication of the German Corporate Governance Code, Commerzbank's Articles of Association and the rules of procedure for the Board of Managing Directors and Supervisory Board largely complied with its requirements. Wherever this was not yet the case, we have adjusted them to meet the regulations of the German Corporate Governance Code. The Articles of Association and the rules of procedure are available on the internet.

Commerzbank's corporate governance officer is Günter Hugger, Head of Legal Services. He is the person to contact for all corporate governance issues and has the task of advising the Board of Managing Directors and the Supervisory Board on the implementation of the German Corporate Governance Code and of reporting on its implementation by the Bank.

As recommended under section 3.10 of the German Corporate Governance Code, we shall explain corporate governance as practiced at Commerzbank:

Recommendations of the German Corporate Governance Code

The Bank declares every year whether the recommendations of the Commission regarding conduct have been and will be complied with or explains which recommendations have not been and will not be implemented. This declaration of compliance by the Board of Managing Directors and the Supervisory Board is published on the Commerzbank website. There is also an archive there of all the declarations of compliance made since 2002. The current declaration was made on November 6, 2007.

Commerzbank complies with virtually all of the recommendations of the German Corporate Governance Code in the version dated June 14, 2007; it deviates from them in only a few points:

According to section 2.3.2 of the Code, companies have to send electronic invitations to their annual general meetings, together with the related documentation, to all financial service providers, shareholders and shareholders' associations provided that the approval requirements have been met. As Commerzbank has issued bearer shares, it can only send invitations to its own customers holding safe custody accounts with it and must otherwise rely on the cooperation of other depository banks. Experience has shown, however, that we reach significantly more shareholders by mail than electronically. In order to ensure as high an attendance as possible of shareholders at our annual general meetings, we accordingly intend to continue to send our invitations by mail.

Section 4.2.1 of the Code recommends that rules of procedure should regulate the work of the Board of Managing Directors, including the allocation of responsibilities to members of the Board of Managing Directors. The Board of Managing Directors has adopted rules of procedure with the approval of the Supervisory Board. However, the Board of Managing Directors lays down the allocation of responsibilities itself outside the terms of the rules of procedure. This ensures the necessary flexibility when changes are required and, accordingly, an efficient division of labor. The Supervisory Board is informed of all changes and is involved in this way to the allocation of responsibilities. The rules of procedure for the Board of Managing Directors are published on the Commerzbank website and the specific responsibilities of the various members of the Board of Managing Directors in the annual report.

According to section 4.2.2, the full Supervisory Board should discuss and regularly review the structure of the system of compensation for the Board of Managing Directors. The Supervisory Board has entrusted matters related to the compensation of the Board of Managing Directors to its Presiding Committee, which resolves upon and deals with them independently. This procedure has proved successful. The Presiding Committee discusses the structure of the system of compensation, regularly reviews it and determines the amount of compensation for members of the Board of Managing Directors. It reports to the full Supervisory Board on its deliberations and decisions.

According to section 5.3.2 of the Code, the Audit Committee should deal not only with accounting issues and the audit of the annual financial statements, but also with issues related to the Bank's risk management. Commerzbank has entrusted risk-management issues to the Risk Committee of the Supervisory Board, which for years has dealt with the Bank's credit, market and operational risk, rather than to its Audit Committee. The fact that the chairman of the Audit Committee is also a member of the Risk Committee of the Supervisory Board ensures that the Audit Committee is comprehensively informed about risk management issues.

Suggestions of the German Corporate Governance Code

Commerzbank also largely complies with the suggestions of the German Corporate Governance Code, deviating from them in only a few points:

In derogation of section 2.3.3, the proxy can only be reached up to the day of the Annual General Meeting. However shareholders present or represented at the Annual General Meeting are able to give their proxy instructions on the day of the meeting as well.

In section 2.3.4, it is suggested that the Annual General Meeting be broadcast in its entirety on the internet. We broadcast the speeches of the Chairman of the Supervisory Board and the Chairman of the Board of Managing Directors, but not the general debate. For one thing, a complete broadcast seems inappropriate given the length of annual general meetings; for another, a speaker's personal rights have to be considered.

Section 3.6 of the German Corporate Governance Code suggests that separate preparatory meetings should be held regularly with shareholders and employees. We arrange such preparatory meetings only if the need arises.

Under section 4.2.3 of the German Corporate Governance Code, care should be taken in signing contracts appointing members of the Board of Managing Directors that, when members of the Board of Managing Directors resign without good cause in the course of their term of office, payments made to them, including ancillary payments, should not exceed two years' compensation (severance payment cap) nor be more than the compensation due for the remaining term of office under the contract. The Bank's contracts appointing members of the Board of Managing Directors contain no such specific provision. We are of the opinion that limiting the contracts to three or five years in itself provides the Bank with sufficient protection from excessive severance payments. The suggestion in respect of a limitation on

severance payments in the event of a change of control has been observed with new appointments/reappointments since the suggestion was introduced to the German Corporate Governance Code.

Section 5.3.2 suggests that the chairman of the Audit Committee should not be a former member of the Board of Managing Directors. We have deliberately not adopted this suggestion as the expertise of the person in question takes priority for us.

The suggestion contained in section 5.4.6 that the members of the Supervisory Board should be elected at different dates and for different periods of office is not compatible with the German system of co-determination, as employee representatives have to be elected for five-year terms at the same time. The suggestion could therefore only be applied to shareholder representatives and would consequently lead to unequal treatment.

Finally, it is suggested in section 5.4.7 of the Code that the variable compensation of Supervisory Board members should also be related to the long-term performance of the company. At Commerzbank, the variable compensation of Supervisory Board members is related to the dividend. We consider this to be a transparent and readily understandable system.

Board of Managing Directors

The Board of Managing Directors is responsible for the independent management of the Company. In this function, it has to act in the Company's best interests and is committed to achieving a sustained increase in the value of the Company and to respecting the interests of shareholders, customers and employees. It develops the Company's strategy, agrees it with the Supervisory Board and ensures its implementation. In addition, it sees that efficient risk management and risk control measures are in place. The Board of Managing Directors conducts Commerzbank's business activities in accordance with the law, the Articles of Association, its rules of procedure, internal guidelines and the relevant employment contracts. It cooperates on a basis of trust with Commerzbank's other executive bodies and with employee representatives.

The composition of the Board of Managing Directors and the responsibilities of its individual members are presented on page 13 of this annual report.

Once again, in financial year 2007 no members of the Board of Managing Directors were involved in conflicts of interest as defined in section 4.3 of the German Corporate Governance Code.

Extensive details of the compensation paid to the members of the Board of Managing Directors are given in the Remuneration Report on pages 38 to 43.

Supervisory Board

The Supervisory Board advises and supervises the Board of Managing Directors in its management of the Company. It appoints and dismisses members of the Board of Managing Directors and, together with the Board of Managing Directors, ensures that there is long-term succession planning. The Supervisory Board conducts its business activities in accordance with legal requirements, the Articles of Association and its rules of procedure; it cooperates closely and on a basis of trust with the Board of Managing Directors.

The composition of the Supervisory Board and its committees is presented on pages 18 to 19 of this annual report. Information on the work of this body, its structure and its control function is provided by the report of the Supervisory Board on pages 14 to 17. The terms of office of the current members of the Supervisory Board end at the Annual General Meeting on May 15, 2008. Employee representatives will be newly elected in April 2008. Shareholder representatives will be elected by the Annual General Meeting on May 15, as proposed by the Supervisory Board. Elections are in both cases for a term of five years.

The Supervisory Board once again examined the efficiency of its activities by means of a detailed questionnaire. The work of the Supervisory Board at Commerzbank continues to be considered efficient by its members; improvements were only approved in specific instances, such as in respect of information provided to the Supervisory Board between its meetings.

There were no conflicts of interest as defined in section 5.5 of the German Corporate Governance Code during the year under review.

Details of the compensation paid to the members of the Supervisory Board are given in the Remuneration Report on pages 44 to 45.

Accounting

Accounting at the Commerzbank Group gives a true and fair view of the net assets, financial position and results of operations of the Group. It applies International Financial Reporting Standards (IFRS); the financial statements of Commerzbank AG are prepared under the rules of the German Commercial Code (HGB). The consolidated financial statements and the financial statements of the Parent Bank are prepared by the Board of Managing Directors and approved by the Supervisory Board. The audit is performed by the auditors elected by the Annual General Meeting.

The annual financial statements also include a detailed risk report, providing information on the Company's responsible handling of the various types of risk. This appears on pages 97 to 134 of this annual report.

Shareholders and third parties receive additional information on the course of business during the financial year in the form of the semi-annual report as well as in two quarterly reports. These interim reports are also prepared in accordance with applicable international accounting standards and have – since June 30, 2007 – been subject to an audit review by the Auditors which were appointed by the AGM.

Shareholder relations, transparency and communication

The Annual General Meeting of shareholders takes place once a year. It resolves upon the appropriation of the distributable profit and approves the actions of the Board of Managing Directors and the Supervisory Board and any amendments to the Articles of Association. If necessary, it authorizes the Board of Managing Directors to undertake capital-raising measures and approves the signing of profit-and-loss transfer agreements. Each share entitles the holder to one vote.

The Bank's shareholders may submit recommendations or other statements by letter or e-mail or may present them in person. The Bank's head-office quality management unit is responsible for dealing with written communication. At the Annual General Meeting, the Board of Managing Directors or the Supervisory Board comment or reply directly. At the same time, shareholders may influence the course of the Annual General Meeting by means of counter-motions or motions to extend the agenda. Shareholders may also apply for an Extraordinary General Meeting to be convened. The reports and documents required by law including the annual report may be downloaded from the internet; the same applies to the agenda for the Annual General Meeting and any opposing or amending motions.

Commerzbank informs the public – and consequently shareholders as well – about the Bank's financial position and earnings performance four times a year; further corporate news items that may affect the share price are published in the form of ad hoc releases. This ensures that all shareholders are treated equally. The Board of Managing Directors reports on the annual financial statements and the quarterly results in press conferences and analysts' meetings. Commerzbank is increasingly using the possibilities offered by the internet for reporting purposes; we offer a wealth of additional information on the Commerzbank

Group at www.commerzbank.com. The financial calendar for the current and the forthcoming year is also published in the annual report and on the internet. This contains the dates of all significant financial communications and the date of the Annual General Meeting.

We are committed to communicating in an open and transparent manner with our shareholders and all other stakeholders. We intend to maintain this commitment in future.

Remuneration Report

The following Remuneration Report is also a part of the Group Management Report.

The report follows the recommendations of the German Corporate Governance Code and takes account of the requirements of the German Commercial Code as well as of the Disclosure of Remuneration of Members of the Board of Managing Directors Act *(VorstOG)*, which came into force on August 11, 2005.

Board of Managing Directors

Principles of the remuneration system

The Supervisory Board has delegated its responsibility for remuneration for the Board of Managing Directors to its Presiding Committee, comprising Dr. h.c. Martin Kohlhaussen as Chairman, Uwe Tschäge as Deputy Chairman of the Supervisory Board, Prof. Dr. Jürgen F. Strube and Werner Malkhoff. In determining and, when appropriate, changing the remuneration structure, particular attention is paid to the situation and level of success achieved by the Company as well as to the performance of the Board of Managing Directors. The current remuneration structure for members of the Board of Managing Directors was decided in July 2004 and supplemented in November 2006 and February 2007.

Remuneration comprises the following components: remuneration unrelated to performance, a variable performance-related bonus, long-term performance plans and pension commitments.

Components comprising remuneration unrelated to performance

The components comprising remuneration unrelated to performance include basic salary and remuneration in kind.

The basic salary, which is paid in equal monthly amounts, is €760,000 for the Chairman of the Board of Managing Directors and €480,000 for the other members of the Board.

Remuneration in kind mainly consists of use of a company car and insurance contributions, and tax and social security contributions thereon. The specific amount varies between the individual members of the Board depending on their personal situation.

Components comprising the performance-related bonus

Besides the fixed salary, members of the Board of Managing Directors receive a variable bonus based on the following key figures: return on equity (RoE) before tax, the cost / income ratio (CIR) and operating earnings before tax (excluding special factors). Targets for each of these three equally-weighted parameters and a target bonus are set for each of the members of the Board of Managing Directors; the bonus resulting from these inputs is limited to twice

the target bonus. To reward the individual performance of members of the Board of Managing Directors and to take account of exceptional developments, the Presiding Committee may in addition raise or lower the bonus so calculated by up to 20 %. Pay for serving on the boards of consolidated subsidiaries is set off against the variable bonus (this amounted in 2007 to a total of €767,000). The bonus for one financial year is paid out in the following year.

Long-term performance plans

For several years, the members of the Board of Managing Directors and other executives and selected staff of the Group have been able to participate in long-term performance plans (LTPs). These are virtual stock option plans that are offered each year and contain a promise to pay in the event that the Commerzbank share price outperforms the Dow Jones Euro Stoxx Banks Index over three, four or five years and/or the Commerzbank share price gains at least 25% in absolute terms. If these thresholds are not met after five years, the promise to pay lapses. If payments are made, members of the Board of Managing Directors will each invest 50% of the gross amount paid out in Commerzbank shares. In order to participate in the LTPs, eligible participants have to invest in Commerzbank shares. Members of the Board of Managing Directors may participate with up to 2,500 shares, the Chairman of the Board of Managing Directors with up to 5,000 shares.

Members of the Board of Managing Directors participated in the last financial year with personal holdings of shares in the 2007 LTP as follows:

LTP 2007

	Number of participating shares	Attributable fair value in € 1,000 when the shares were granted	as of 31.12.2007
Klaus-Peter Müller	5,000	158	103
Martin Blessing	2,500	79	51
Wolfgang Hartmann	2,500	79	51
Dr. Achim Kassow	2,500	79	51
Bernd Knobloch	2,500	79	51
Klaus M. Patig[2]	–	–	–
Michael Reuther	2,500	79	51
Dr. Eric Strutz	2,500	79	51
Nicholas Teller	2,500	79	51

The amount of remuneration realized from participating in the 2007 LTP may vary significantly from the figures in the table and – as with the 1999, 2000 and 2001 LTPs – may even fall to zero, as the final amount paid out is not fixed until the end of the term of each LTP.

[1] Mr Annuscheit and Mr Beumer were appointed to the Board of Managing Directors with effect from January 1, 2008 and thus did not receive pay as Board members for the year under review.

[2] Mr Patig was not any more – at the relevant point in time – a member of the Board of Managing Directors.

Owing to the performance of the Commerzbank share price in the year under review, payments were made under the 2004 LTP. These were concluded with payments per participating share of €100. Listed below are the payments to members of the Board of Managing Directors who participated in the 2004 LTP:

LTP 2004[3]

	Number of participating shares	Amounts in € 1,000
Klaus-Peter Müller	5,000	500
Martin Blessing	2,500	250
Wolfgang Hartmann	2,500	250
Klaus M. Patig	–	–
Dr. Eric Strutz	2,500	250
Nicholas Teller	2,500	250

Pensions

The Bank provides members and former members of the Board of Managing Directors or their surviving dependants with a pension. A pension is paid if, upon leaving the Bank, members of the Board of Managing Directors

- have celebrated their 62nd birthday
- are permanently unable to work
- end their employment contract with the Bank after celebrating their 58th birthday having been a member of the Board of Managing Directors for at least ten years, or
- have been a member of the Board of Managing Directors for at least 15 years.

The pension consists of 30 % of the latest agreed annual basic salary after the first term of appointment, 40 % after the second and 60 % of the latest agreed annual basic salary after the third term of appointment. The pensions are reduced in line with the statutory provisions on company pensions if members of the Board of Managing Directors leave the Board before their 62nd birthday. Vesting of pension rights is also essentially based on the statutory provisions on company pensions.

Instead of their pension, members of the Board of Managing Directors will continue to receive their pro-rated basic salary for six months as a form of transitional pay if they leave the Board after celebrating their 62nd birthday or because they are permanently unable to work any longer.[4] If members of the Board of Managing Directors receive a pension before their 62nd birthday without being unable to work, the pension will be reduced to reflect the payments starting earlier. Half of any income received from other activities will be set off against any pension rights up to this age.

Pension payments to members of the Board of Managing Directors are raised by one percent each year from when they are first paid out. Under certain circumstances an increase in excess of this level will be considered, but there is no right to any such increase.

[3] Messrs Dr. Kassow, Knobloch and Reuther were not yet members of the Board of Managing Directors at the time.

[4] In view of his long membership on the Board of Eurohypo AG, Mr Knobloch shall receive transitional pay irrespective of any age limit if he leaves the Board immediately after the end of his first term of office, without having to provide good cause.

The following table lists the pension rights of the members of the Board of Managing Directors as at the end of the year under review:

Pension rights

	Annual amount when pension is first paid out (as of 31.12.2007)[5]
Klaus-Peter Müller	456
Martin Blessing	192
Wolfgang Hartmann	192
Dr. Achim Kassow	192
Bernd Knobloch	144
Klaus M. Patig	288
Michael Reuther	144
Dr. Eric Strutz	192
Nicholas Teller	192

The surviving dependants' pension for a spouse amounts to 66⅔ % of the pension entitlement of the member of the Board of Managing Directors. If no widow's pension is paid, minors or children still in full-time education are entitled to an orphan's pension amounting in each case to 25 % of the pension entitlement of the member of the Board of Managing Directors, but no higher in total than the widow's pension.

The assets backing these pension obligations have been transferred under a contractual trust arrangement to Commerzbank Pension-Trust e.V. The pension provisions still remaining as at December 31, 2007 for defined-benefit liabilities amounted to €1.0m for members of the Board of Managing Directors. In the year under review, no assets were transferred to Commerzbank Pension-Trust e.V. As of December 31, 2007, defined-benefit obligations for active members of the Board of Managing Directors amounted in total to €21.0m.

Change of control

In the event that a shareholder takes over at least a majority of the voting rights represented at the Annual General Meeting, or that an affiliation agreement is signed with Commerzbank as a dependent entity, or in the event of Commerzbank being merged or taken over (change of control), all members of the Board of Managing Directors are entitled to terminate their contracts of employment. If members of the Board of Managing Directors take advantage of this right to terminate their contract or if, in connection with the change of control, their membership of the Board ends for other reasons, they are entitled to compensatory pay for the remainder of their term of appointment in the amount of 75 % of their total average pay (basic salary and variable bonus) and to a severance payment in the amount of total average annual pay for two years. Depending on the age and length of service on the Board, this severance payment increases to three[6] to four[7] times total annual pay. Taken together, compensatory pay and severance payment may not exceed total average pay for

[5] The amounts take into account the current term of appointment of the individual members of the Board of Managing Directors and furthermore assume that, barring inability to work, no pension will be paid before a member's 62nd birthday and that the member will remain on the Board until the pension is due.

[6] Hartmann, Knobloch

[7] Müller

five years or – if such members of the Board of Managing Directors are already over 60 at the time their activity on the Board ceases – for the period up to such members' 65th birthdays[8]. With retirement benefits and long-term performance plans, members of the Board of Managing Directors are essentially treated as if they had remained on the Board of Managing Directors until the end of their most recent term of office. There is no entitlement to severance pay if members of the Board of Managing Directors receive money in connection with the change of control from the majority shareholder, the controlling company or the new legal entity in the event of a merger or acquisition.

Other regulations

The contracts of employment of members of the Board of Managing Directors always end automatically with the end of their term of appointment. In derogation of this, those members who joined Commerzbank's Board of Managing Directors before 2002 will, in the event of a premature end to their appointments (unless for good cause), be released from the remaining term of their contract of employment and will continue to receive their basic salary for the remainder of their term of office[9]. If a contract of employment is not extended at the end of a term of office, without there being good cause, members of the Board of Managing Directors so affected will continue to receive their basic salary for a further six months. Members of the Board of Managing Directors who were appointed to the Board before 2004[10] receive their basic salary in such cases for a further twelve months from the end of their second term of appointment. This continuation of salary ceases if members of the Board receive payments under the regulations set out above in the section headed Pensions.

Certain amounts received from a pension to which Mr Teller is entitled for his work in the Commerzbank Group before joining the Board of Managing Directors are set off against his pension.

Commerzbank signed a severance agreement with Mr Patig, who left the Board at the end of January 2007. Under this agreement his contract of employment as a member of the Board of Managing Directors expiring in March 2008 was terminated as at the date of his departure. In terms of remuneration, Mr Patig was effectively treated as if he had remained on the Board until March 2008; he received a lump sum in lieu of his variable bonus for the period from January 2007 until March 2008 in the amount of €1,823 thousand, which was paid together with his bonus for 2006.

No members of the Board of Managing Directors received payments or promises of payment from third parties in the course of the last financial year in respect of their work as a member of the Board of Managing Directors.

[8] For Mr Annuscheit and Mr Beumer, who have been appointed to the Board of Managing Directors with effect from January 1, 2008, partially different regulations have been agreed upon, which will be presented in the 2008 Remuneration Report.
[9] Müller, Blessing, Hartmann, Patig
[10] Müller, Blessing, Hartmann, Patig, Dr. Strutz, Teller

Summary

The following table shows the cash remuneration paid to individual members of the Board of Managing Directors for 2007 and, for comparison, for 2006:

Amounts in € 1,000		Cash remuneration			Other[11]	Total
		Basic salary	variable remuneration[12]	Payment for the LTP[13]		
Klaus-Peter Müller	2007	760	1,876	500	84	3,220
	2006	760	2,736	900	80	4,476
Martin Blessing	2007	480	1,234	250	82	2,046
	2006	480	1,695	450	77	2,702
Wolfgang Hartmann	2007	480	874	250	111	1,715
	2006	480	1,350	450	109	2,389
Dr. Achim Kassow	2007	480	1,132	–	45	1,657
	2006	480	1,600	–	44	2,124
Bernd Knobloch[14]	2007	480	874	–	72	1,426
	2006	360	1,125	–	35	1,520
Klaus M. Patig[15]	2007	40	–	–	2,307	2,347
	2006	480	1,500	–	65	2,045
Michael Reuther[14]	2007	480	1,080	–	71	1,631
	2006	120	375	–	2,885	3,380
Dr. Eric Strutz	2007	480	1,080	250	42	1,852
	2006	480	1,650	196	42	2,368
Nicholas Teller	2007	480	874	250	114	1,718
	2006	480	1,800	250	78	2,608
Total	2007	**4,160**	**9,024**	**1,500**	**2,928**	**17,612**
	2006	**4,120**	**13,831**	**2,246**	**3,415**	**23,612**

Loans to members of the Board of Managing Directors

Members of the Board of Managing Directors have been granted cash advances and loans with terms ranging from on demand up to a due date in 2032 and at interest rates ranging between 3.0 % and 5.8 %, and for individual instances of overdrafts up to 12.7 %. Collateral security is provided on a normal market scale, if necessary through land charges and rights of lien. The overall figure of €5,198,000 (previous year: €3,251,000) includes rental guarantees of €23,000 provided for two members without a guarantee fee being charged; this is in line with the Bank's general terms and conditions for members of staff.

[11] Other includes payment in kind in the year under review and, for Mr Patig, an amount of €2,263,000 further to his severance agreement referred to on page 42, as well as in the 2006 financial year, for Mr Reuther, an amount of €2,869,000 paid to him as special remuneration for payments he had to forego from his previous employer arising from stock options and bonuses when he joined the Board.

[12] Payable in the following year subject to approval of the annual financial statements less remuneration already received for performing board functions at consolidated companies (€767,000; previous year: €543,000).

[13] Messrs Dr. Kassow, Knobloch and Reuther were not yet members of the Board of Managing Directors at the time.

[14] 2006: pro rata for the period since being appointed.

[15] Mr Patig left the Board of Managing Directors at the end of January 2007

Supervisory Board

Principles of the remuneration system and remuneration for 2007

The remuneration of the Supervisory Board is regulated in Art. 15 of the Articles of Association; the version valid until June 30, 2007 was approved by a resolution of the Annual General Meeting on May 30, 2003. This gave members of the Supervisory Board basic remuneration for each financial year, in addition to compensation for out-of-pocket expenses, as follows:

1. fixed remuneration of €20,000 per year and
2. a variable bonus of €2,000 per year for each €0.05 of dividend in excess of a dividend of €0.10 per share distributed to shareholders for the previous financial year.

An increase in remuneration with effect from July 1, 2007 was approved by a resolution of the Annual General Meeting on May 16, 2007. Since this time, members of the Supervisory Board have received basic remuneration for each financial year, in addition to compensation for out-of-pocket expenses, as follows:

1. fixed remuneration of €40,000 per year and
2. a variable bonus of €3,000 per year for each €0.05 of dividend in excess of a dividend of €0.10 per share distributed to shareholders for the previous financial year.

In other respects, the remuneration for the Supervisory Board remained unchanged.

The Chairman receives triple and the Deputy Chairman double the aforementioned basic remuneration. For membership of a committee of the Supervisory Board which meets at least twice in any calendar year, the committee chairman receives additional remuneration in the amount of the basic remuneration and each committee member in the amount of half the basic remuneration; this additional remuneration is paid for no more than three committee appointments. In addition each member of the Supervisory Board receives an attendance fee of €1,500 for attending a meeting of the Supervisory Board or one of its committees. The fixed remuneration and attendance fees are payable at the end of each financial year and the variable bonus after the Annual General Meeting that passes a resolution approving the actions of the Supervisory Board for the financial year concerned. The value-added tax payable on the remuneration is refunded by the Bank.

Under this system, the members of our Supervisory Board will receive remuneration of €2,547,000 for the 2007 financial year (previous year: €1,661,000), provided the annual general meeting of Commerzbank AG resolves that a dividend of €1.00 be paid per no-par-value share.

Altogether €240,000 was paid in attendance fees for participation in the meetings of the Supervisory Board and its four committees (Presiding, Audit, Risk and Social Welfare Committees) which met in the year under review. The turnover tax of €484,000 to be paid on the overall remuneration of the members of the Supervisory Board was refunded by Commerzbank Aktiengesellschaft.

Members of the Supervisory Board once again provided no advisory, intermediary or other personal services in 2007. Accordingly, no additional remuneration was paid.

The remuneration apart from the attendance fees is divided between the individual members of the Supervisory Board as follows:

Supervisory Board members for 2007 in € 1,000	Basic remuneration	Committee remuneration	Total
Dr. h.c. Martin Kohlhaussen	225.0	150.0	375.0
Uwe Tschäge	150.0	37.5	187.5
Hans-Hermann Altenschmidt	75.0	37.5	112.5
Dott. Sergio Balbinot	75.0	37.5	112.5
Herbert Bludau-Hoffmann	75.0	-	75.0
Astrid Evers	75.0	–	75.0
Uwe Foullong	75.0	–	75.0
Daniel Hampel	75.0	–	75.0
Dr.-Ing. Otto Happel	75.0	37.5	112.5
Dr. jur. Heiner Hasford	75.0	37.5	112.5
Sonja Kasischke	75.0	–	75.0
Wolfgang Kirsch	75.0	37.5	112.5
Friedrich Lürßen (since May 16, 2007)	51.3	-	51.3
Werner Malkhoff	75.0	37.5	112.5
Prof. h.c. (CHN) Dr. rer.oec. Ulrich Middelmann	75.0	–	75.0
Klaus Müller-Gebel	75.0	112.5	187.5
Dr. Sabine Reiner	75.0	–	75.0
Dr. Erhard Schipporeit (until January 31, 2007)	5.5	–	5.5
Prof. Dr. Jürgen F. Strube	75.0	37.5	112.5
Dr. Klaus Sturany	75.0	-	75.0
Dr.-Ing. E.h. Heinrich Weiss	75.0	37.5	112.5
Total 2007	**1,706.8**	**600.0**	**2,306.8**
Total 2006	**1,058.0**	**368.0**	**1,426.0**

Loans to members of the Supervisory Board

Members of the Supervisory Board have been granted loans with terms ranging from on demand up to a due date in 2030 and at interest rates ranging between 4.7 % and 6.6 %, and for individual instances of overdrafts up to 19.5 %. In line with market conditions, some loans were granted without collateral security, against land charges or against the assignment of life insurance policies.

As at the reporting date, the aggregate amount of advances, loans and contingent liabilities granted to members of the Supervisory Board was €809,000; in the previous year it was €1,505,000.

Other details

D&O liability insurance

There is a D&O liability insurance policy for members of the Board of Managing Directors and the Supervisory Board. The excess payable by members of the Supervisory Board amounts to one year's fixed remuneration and for members of the Board of Managing Directors 25 % of one year's fixed remuneration.

Purchase and disposal of the Company's shares

Pursuant to Art. 15 a of the German Securities Trading Act, transactions by executives of listed companies and their families have to be disclosed and published. Accordingly, purchases and disposals of shares and financial instruments related to Commerzbank to the value of €5,000 p.a. and upwards must be reported immediately and for the duration of one month. The Bank applies this reporting requirement to the Board of Managing Directors and the Supervisory Board, in line with the recommendations in the Guide for Issuers of the German Federal Financial Supervisory Authority (BaFin).

Members of the Commerzbank's Board of Managing Directors and Supervisory Board have reported the following dealings (director's dealings) in Commerzbank shares or derivatives thereon in 2007[16]:

Date	Name	Function	Purchase / Disposal	Number of shares	Price per share in €	Amount in €
16.05.2007	Reuther, Michael	Board of Managing Directors	P	2,500	36.130	90,325.00
16.05.2007	Kassow, Dr. Achim	Board of Managing Directors	P	3,000	36.290	108,870.00
18.05.2007	Blessing, Martin	Board of Managing Directors	P	2,500	35.860	89,650.00
24.05.2007	Kohlhaussen, Dr. Martin	Chairman of Supervisory Board	P	5,000	36.740	183,700.00
29.05.2007	Müller, Klaus-Peter	Board of Managing Directors	P	5,000	36.760	183,800.00
04.06.2007	Knobloch, Bernd	Board of Managing Directors	P	2,500	36.860	92,150.00
04.06.2007	Kirsch, Wolfgang	Member of Supervisory Board	P	1,200	36.600	43,920.00
15.06.2007[17]	Blessing, Martin	Board of Managing Directors	P	3,500	35.900	125,650.00
15.06.2007[17]	Hartmann, Wolfgang	Board of Managing Directors	P	3,500	35.900	125,650.00
15.06.2007[17]	Strutz, Dr. Eric	Board of Managing Directors	P	3,500	35.900	125,650.00
15.06.2007[17]	Teller, Nicholas	Board of Managing Directors	P	3,500	35.900	125,650.00
15.06.2007[17]	Müller, Klaus-Peter	Board of Managing Directors	P	7,000	35.900	251,300.00
09.08.2007	Altenschmidt, Hans-Hermann	Member of Supervisory Board	P	160	29.880	4,780.00
13.08.2007	Hampel, Daniel	Member of Supervisory Board	D	420	29.679	12,465.18
12.10.2007	Hampel, Daniel	Member of Supervisory Board	D	1,000	31.421	31,421.00
30.10.2007	Hartmann, Alexa (Hartmann, Wolfgang)	Board of Managing Directors	D	10	28.751	287.51
07.11.2007	Hartmann, Wolfgang	Board of Managing Directors	P	3,883	27.280	105,928.24
09.11.2007	Strutz, Dr. Eric	Board of Managing Directors	P	3,000	26.279	78,837.00
21.11.2007	Hartmann, Wolfgang	Board of Managing Directors	P	5,000	24.350	121,750.00
26.11.2007	Altenschmidt, Hans-Hermann	Member of Supervisory Board	P	100	24.210	2,421.00
17.12.2007	Hampel, Daniel	Member of Supervisory Board	D	500	26.121	13,060.50

[16] The Directors' Dealings have been published on Commerzbank website under "Directors' Dealings".

[17] Reinvestment of 50% of the gross amounts paid out as a result of participating in the 2004 LTP.

All told, the Board of Managing Directors and the Supervisory Board did not own more than 1% of the issued shares and option rights of Commerzbank AG on December 31, 2007.

Frankfurt, February 13, 2008

Commerzbank Aktiengesellschaft
The Board of Managing Directors — The Supervisory Board

Management Report

The management report covers our business performance over the course of 2007, the situation of Commerzbank Group and the economic conditions that have affected business. To summarize, despite severe fallout from the global financial crisis, we had a good year in 2007.

Our opportunities and forecast report comes to the conclusion that we have good reason to be optimistic about 2008, even though the general economic climate is growing less favourable. Our business model has proved resilient in recent months, and we feel that we are well positioned in the market with our strong customer base.

Business and overall conditions

Structure and organization of the Group

Commerzbank Aktiengesellschaft is the parent company of a group providing financial services around the world. The Group's operating business has been categorized into five segments: Private and Business Customers, *Mittelstandsbank*, Corporates & Markets, Commercial Real Estate, as well as Public Finance and Treasury. A different member of Commerzbank AG's Board of Managing Directors is responsible for each of these segments. All staff and management functions – Strategy and Controlling, Risk Control, Finance, Internal Auditing, Legal Services, Human Resources, Corporate Communications, Compliance – are bundled into the Group Management division. All support functions – Information Technology, Transaction Banking and Organization – are provided by the Services division. The Chairman of the Board, the Chief Financial Officer, Chief Risk Officer and Chief Operating Officer, as members of the Board of Managing Directors, are particularly responsible for these non-operating divisions.

On the domestic market, Commerzbank AG manages a nationwide branch network covering all customer segments from its headquarters in Frankfurt am Main. The most significant domestic subsidiaries are Eurohypo, comdirect bank, cominvest Asset Management, Commerz Real and Hypothekenbank in Essen. Outside of Germany, the Bank has 23 branches, 28 representative offices and eleven key subsidiaries in 46 countries. The focus of its international activities is on Europe.

Management and Controlling

The Commerzbank Group still has its focus on growth. What can be planned is organic growth, both in the core segments and in the core regions, namely in Germany as well as Central and Eastern Europe. In addition, we are always reviewing sensible opportunities for growing externally. The aim is to raise the profitability and, accordingly, the value of the Bank. As well as ongoing strict management of costs, the Commerzbank Group applies a proactive style of capital and portfolio management. This means that available resources are allocated in a targeted manner in core segments and areas of growth. The key figures used for controlling purposes are operating earnings, return on equity and the cost/income ratio. Return on equity is calculated by taking the ratio of operating earnings/earnings before tax to the average amount of equity committed. It shows the return on the equity that is invested in a given segment. Cost efficiency is evidenced by the cost/income ratio; it represents the quotient formed by operating expenses and income before provisioning. The performance of

the individual segments with regard to these management variables are shown in the notes to the consolidated financial statements on pages 172 to 177.

Remuneration Report

The Remuneration Report forms part of the Corporate Governance Report (pages 38 to 46). This is in turn part of the Group Management Report.

Information required under takeover law pursuant to Arts. 289(4), 315 (4) of the German Commercial Code and explanatory report

Structure of subscribed capital

Commerzbank has issued only ordinary shares, the rights and duties for which arise from legal requirements, in particular Arts. 12, 53a et seq., 118 et seq. and 186 of the German Stock Corporation Act. The subscribed capital of the company totalled €1,708,638,206.60 at the end of the financial year. It is divided into 657,168,541 no-par-value shares. The shares are issued in the form of bearer shares.

Appointment and replacement of the members of the Board of Managing Directors and amendments to the Articles of Association

The members of the Board of Managing Directors are appointed and replaced by the Supervisory Board pursuant to Art. 84 of the German Stock Corporation Act and Art. 6 (2) of the Articles of Association. According to Art. 6 (2) of the Articles of Association, the Board of Managing Directors comprises a minimum of two people; in all other respects the Supervisory Board defines the number of members on the Board of Managing Directors. If there is a vacancy on the Board of Managing Directors for a required member and the Supervisory Board has not appointed a replacement, in urgent cases one will be appointed by a court pursuant to Art. 85 of the German Stock Corporation Act. Each amendment to the Articles of Association requires a resolution of the Annual General Meeting under Art. 179 (1) of the German Stock Corporation Act. Unless the law mandates a larger majority, a simple majority of the represented share capital is adequate to pass resolutions (Art. 19 (3) p. 2 of the Articles of Association). The authority to amend the Articles of Association, which only affect the version in force, has been transferred to the Supervisory Board under Art. 10 (3) of the Articles of Association in compliance with Art. 179 (1) (2) of the German Stock Corporation Act.

Powers of the Board of Managing Directors

Commerzbank is authorized to acquire its own shares in the amount of up to 5 % of the share capital under Art. 71 (1) (7) of the German Stock Corporation Act and in the amount of up to 10 % according to Art. 71 (1) (8) of the German Stock Corporation Act. These authorizations expire on October 31, 2008.

The Board of Managing Directors, with the approval of the Supervisory Board, is authorized to increase the share capital by issuing new shares under Art. 4 of the Articles of Association (authorized capital), as follows:

a) Up to €225,000,000.00 (authorized capital 2004/I) by April 30, 2009 according to Art. 3
b) Up to €12,000,000.00 (authorized capital 2006/III) by April 30, 2011 according to Art. 9 for the issue of shares to employees of the Commerzbank Group with shareholders' subscription rights excluded

c) Up to €225,000,000.00 (authorized capital 2004/II) by April 30, 2009 according to Art. 6 and up to €200,000,000.00 (authorized capital 2006/II) by April 30, 2011 according to Art. 8, whereby subscription rights may be excluded pertaining to capital increases against contributions in kind for the purpose of acquiring companies or holdings in companies, and
d) Up to €170,000,000.00 (authorized capital 2006/I) by April 30, 2011 according to Art. 7, whereby subscription rights may be excluded if the issue price of the new shares is not materially lower than that of already listed shares offering the same conditions (Art. 186 (3) (4) of the German Stock Corporation Act).

When utilizing authorized capital, subscription rights must always be granted to shareholders; with the exception of the cases listed under a-d, subscription rights can only be excluded for residual amounts and to protect the rights of holders of conversion or option rights.

Moreover, the Annual General Meetings on May 30, 2003 and on May 20, 2005 have given the Board of Managing Directors the authority to issue convertible bonds or bonds with warrants or profit-sharing certificates (with and without conversion or option rights) upon exclusion of subscription rights. Authorized capital in the amount of up to €403,000,000.00 is available for this purpose according to Art. 4 (5) of the Articles of Association.

The authority of the Board of Managing Directors to increase share capital from authorized and conditional capital, to issue convertible bonds or bonds with warrants or profit-sharing certificates and to repurchase own shares allow the Bank to respond appropriately and promptly to changed capital needs.

Key agreements in the event of a change of control following a takeover bid

In the event of a change of control at Commerzbank, an extraordinary right of termination has been negotiated by Commerzbank with several contract partners in favour of those contract parties as part of ISDA master agreements. In general, the right of termination is conditional upon Commerzbank's creditworthiness worsening considerably. In the event of this type of termination, the individual agreements signed would have to be calculated at fair value as determined on any stock exchange trading day. The possibility cannot however be excluded that, if an individual customer with an especially large volume of business terminates a contract, Commerzbank's net assets, financial position and operating results could nevertheless be heavily impacted due to the Bank's possible payment obligations. A master agreement with one cooperation partner in the event of a change of control also contains a reciprocal right of termination for all cooperative efforts concluded as part of this master agreement. Such a termination would have a considerable impact on the net assets, financial position and operating results of the Bank.

Change of control clauses

In the event of a change of control at Commerzbank, all members of the Board of Managing Directors have the right to terminate their employment contracts. If members of the Board of Managing Directors make use of this right of termination or end their Board activities for other reasons in connection with the change of control, they are entitled to a severance payment in the amount of their capitalized average total annual payments for between two and five years. With retirement benefits and long-term performance plans, members of the Board of Managing Directors are essentially treated as if they had remained on the Board of Managing Directors until the end of their most recent term of office. There is no entitlement to a severance payment if a member of the Board of Managing Directors receives payments from the majority shareholder, from the controlling company or from the other legal entity in the event of integration or merger in connection with the change of control.

In a few exceptional cases, managers in Germany and abroad have also received an assurance that their remuneration will continue for a certain transitional period of up to five years effective from the start of their activities for the Bank in the event that they leave the bank in connection with a change of control at Commerzbank.

There are no further facts that need to be declared under Art. 289 (4) or Art. 315 (4) of the German Commercial Code.

Overall economic conditions

With growth again at just under 5 %, 2007 was another very good year for the global economy. However, the outlook worsened considerably in the course of the year. In view of the crisis on the real-estate markets and all the turbulence this has triggered on the financial markets, the US economy is threatening to slide into recession, and the economy has weakened noticeably in the other industrialized countries. This has to date left emerging markets appearing relatively unimpressed. The Asian emerging markets in particular continue to report unchanged high rates of growth.

Also the German economy did not succeed in maintaining the high pace of growth in the course of the last year. Private consumption suffered from the VAT increase and the significant rise in the cost of energy and foodstuffs. In addition, the rate hikes by the ECB were reflected in a slowdown in capital expenditure. But, at an average figure for the year of 2.5 %, the economy once again achieved growth that was clearly above average.

The crisis on the US real-estate markets hit the performance of the capital markets in the second half of the year. Government bonds benefited in particular from the flight by investors to safe investments. Although the yields on German government bonds rose significantly up to the middle of the year as a result of the ongoing rate hikes by the ECB, they dropped back by year-end roughly to the level where they had started out the year. While the equity markets were able to stay close to their record highs despite all the uncertainty, albeit with occasionally sharp fluctuations, the spreads on bonds not issued by governments widened significantly. In view of the increasing fears of a recession in the US, the euro continued to soar against the dollar.

Sectoral environment

The sectoral environment in which Commerzbank AG is active was distinctly buoyant in the first half of 2007. The positive sentiment on the stock markets generated rising net commission income and very satisfactory trading profits. Moreover, the good general economic conditions had a positive effect on banks' corporate customer business both in terms of demand for credit and the provision for possible loan losses. However, the picture became ever cloudier once summer was over as a result of the subprime crisis. In the US in particular mortgages had been granted to individuals with a low credit rating – so-called subprime loans. Huge numbers of these loans had been bundled together into portfolios which were securitized and placed in the international capital markets. Rising interest rates and falling real-estate prices led to many of these US borrowers having difficulties in making their payments. The uncertainty over what would happen next led to a crisis on the market for securitized mortgages. At times no market prices were being quoted and the prices of affected products, such as CDOs and RMBS, dropped sharply. That is why many domestic and international banks, hedge funds and fund management companies that had bought such subprime products had to absorb huge write-downs and impairments in 2007. The worries of market players in connection with the subprime crisis led to funding for the whole banking sector becoming harder on the capital markets.





Focus: efficient service

› More service with efficient structures. In our branches of the future, our staff will be able to concentrate on the essentials: advising customers. At the same time, we have become more profitable; we have bundled administration work and automated cash transactions. In 2007 we introduced the success factors of this branch of the future to our bigger branch locations. In addition, our round-the-clock services have been improved. For the customer, this means access to more bank functions 24 hours a day and seven days a week.

Segment performance

Private and Business Customers

Private and Business Customers	2007
Equity tied up (€ m)	2,478
Operating return on equity	16.2 %
Cost/income ratio in operating business	77.5 %

This division encompasses all of the Bank's activities related to private and business customers. The divestments made within International Asset Management and the merger of all real-estate business into the Commercial Real Estate segment have rendered the previous breakdown into two segments superfluous.

The division therefore comprises Private and Business Customers, Private Banking, Retail Credit, Asset Management and comdirect bank AG.

We report an operating profit of €401m compared to €13m in 2006. The low profit achieved in the previous year was the result of a one-off charge for possible loan losses amounting to €293m. Operating return on equity amounted to 16.2 % (previous year: 0.5 %). The cost/income ratio remained practically unchanged at 77.5 %.

The division's strategic orientation towards intensive organic growth was pursued consistently in all areas in the year under review. We are now established in the eyes of our customers and the market with our dual-brand strategy and well recognized, both in our branch business and our comdirect online banking business. In all, the number of our customers rose in 2007 by a net figure of 333,000 to 5.5 million.

Our clear growth path is focused in particular on affluent private and business customers. In the individual and holistic service we give our customers, we lay great stress on product excellence in all fields and improve this systematically. In addition, we were on target in the year under review with the ongoing implementation of our strategic initiatives to achieve long-term improvement in our profitability – raising income, cutting costs, and reducing loan loss provisions and capital adequacy requirements. Over the next few years, particularly in view of demographic developments, we shall take advantage of our opportunities for structural growth in a consistent and sustainable manner.

Private and Business Customers

The consistent implementation of our growth and efficiency programme once again took Private and Business Customers forward in 2007. The number of customers increased by 165,000 to 3.8 million.

We want our strategic "Future through Growth"-initiative to give us a role in shaping the market amongst Germany's private and business customers. Our growth path comprises the following specific elements:

- Attractive range of services
- Strong distribution
- Effective marketing

We also reduced administration work, allowing us to concentrate more on giving informed advice to customers. The completion of the Retail Credit project saw the final integration, on budget, of the private and business customers of Eurohypo's real-estate finance business into Commerzbank AG.

Attractive range of services

Very effective products at a reasonable price make Commerzbank attractive to customers.

- Free-of-charge current account as a door-opener

More and more customers expect the same bank to offer favorably priced standard products at the same time as providing individual advice and services. To acquire discerning private and business customers it is therefore essential to have high-quality basic products. Commerzbank caused a stir in the market with its introduction of a free-of-charge current account in December 2006; as competition grew tougher, this gave us a good lead. The new style of account with an opening balance of €50 also won over our competitors' customers, bringing us 150,000 new accounts net. And the success was not short-lived, as a poll of the new accountholders shows: 90 % of them would immediately recommend Commerzbank to other people, 75 % use Commerzbank as their main bank and do not have any current accounts elsewhere, and 35 % signed up for another product at the same time as they opened their account.

- Good profit from securities business

Against the background of a generally positive environment on the stock markets, income from securities business rose by almost 18 % in 2007. As well as more sales of investment funds, we significantly expanded our business in certificates. Customer funds invested in securities and deposits increased, with a net inflow of €2.7bn, to around €67bn.

- Pension business up once again

Following on from a solid performance in the previous year, we sustained the dynamism in the pension business in 2007. Sales of insurance products through the branches rose by 33 %; as before, the emphasis was on selling products with a tax-break. In addition, the Investment Policy saw the very successful introduction for the first time of an index-linked pension insurance policy.

Strong sales power

Sales oriented towards efficiency and profitability ensure growth at the same time as top quality in the advice given.

- Special service for business customers

Commerzbank considers itself to be an expert partner for business customers, and is recognized as such in the market. Owing to their specific requirements, this group of customers needs a special range of products and advisory services. Our market share in this segment is an above-average 10 %. Over the last year, the number of these customers rose by 41,000 to 501,000. This growth is based on innovative products and the provision of comprehensive information as well as advice that is both specific to target groups and holistic. The new tax-efficient pension products ("Rürup-Rente") were also well received by new and existing customers.

- Growth from expanding sales

In the wake of the growth in the number of customers, we have also increased the number of advisors. The creation of 500 new jobs has reinforced our branch system, ensuring that we can continue to deliver on the promises we make about our service. Innovations in the way we win over new customers and develop business with them have contributed to the way customers receive optimal services from their local sales staff and how relations with customers are expanded and intensified.

An important engine for growth was the level of qualifications held by our staff. In all, 5,000 separate training sessions comprising more than 22 different qualification elements on all relevant topics concerning sales and products contributed to the development of more than 1,000 employees. There were also training sessions for 6,000 employees to ensure they could give knowledgeable advice on the legal requirements under MiFID.

- Ongoing implementation of the successful Branch of the Future model

A decisive factor in the success of a branch bank is a cost-efficient standard network focusing on skilled advice. With the Branch of the Future model introduced in 2003, Commerzbank has created modern sales units with favorable cost structures, which relieve the staff of administrative work and free them up to concentrate on advising customers. As well as receiving highly qualified advice, customers are provided with service areas equipped with the latest technology, where they can do their day-to-day banking business around the clock. Another 139 branches were refurbished in 2007. That means that around one-third of all Commerzbank branches have now been converted to the new sales model.

At the same time we optimized the service offered on the web. Besides a new design with improved resolution and navigation, customers can now expect to find even more user-friendly product pages on www.commerzbanking.de.

Effective marketing

Our advertising attracts attention and distinguishes us from the competition; it stirs up people's interest in Commerzbank and its services.

o New market presence successfully established

A clear pledge of performance for our customers, attractive products, expert advice, and a strong advertising presence made Commerzbank very visible in the markets to its customers in 2007. Since we introduced the new market presence, growth in the number of customers has accelerated noticeably. Brand awareness has improved and considerably more people can imagine becoming Commerzbank customers. The new market presence has put Commerzbank on a level with its top competitors.

o Saturday opening demonstrates proximity to customers

Service and opening hours must be based on customers' wishes and the reality of their lives. Opening on Saturday March 17, 2007 clearly signaled our proximity to our customers. This was the day for a one-off campaign when Commerzbank opened the doors to 790 of its 820 branches throughout Germany setting a clear signal to the industry. There was a huge response, with around 150,000 people coming into the branches and advice given to almost 9,000 people, leading to the closing of 4,000 transactions.

o More cooperative ventures

We expanded the number of cooperative sales ventures. We have had a partnership with eBay Germany since June 2007, and Commerzbank is the official eBay partner in the financial services category. An additional important element was added to this cooperative venture in November. We now offer a joint credit card via eBay's web pages.

2008 outlook

With our "Future through Growth"-initiative we have laid the foundations for long-term success. We shall implement more of this programme in 2008. With an attractive range of services, strong distribution and effective marketing, we want to make our mark as a customer-oriented bank, to grow and to position ourselves in the market as Germany's best bank for private and business customers. Provided financial markets remain stable, we expect profits to improve. We intend for this to be driven mainly by rising income based on increasing numbers of customers.

Private Banking

Our Private Banking business once again grew strongly. Assets under management rose by 14 % to around €28bn. The number of the Bank's wealthy private customers rose to more than 25,000, an increase of 13 %. That means that this area of business is continuing to outperform the market – at an ever increasing rate. At the same time we are sticking to an exclusive offer for wealthy people and are deliberately holding out against the prevailing trend in the German market to achieve growth by lowering the entry barriers to Private Banking. As before, we service customers with liquid assets of at least €500,000 or customers for which special solutions are required, for instance due to the complexity of their asset structure.

Growth programme yielding results

Above-average growth on the market was the prime target for the last financial year. Optimizing our organizational structure and processes significantly raised our effectiveness with a virtually unchanged headcount of around 600. A wider range of services on offer and innovative product developments, as well as an extensive programme to acquire new customers and retain their loyalty, led to a pleasing net inflow of funds.

The newly defined customer service roles are equally attractive to staff and customers. The new definitions cover the interaction between relationship managers and specialists in securities, lending and real estate at the various locations, while reserving some expertise for the head office, such as in asset management or estate and trust management.

The links to core competencies outside Private Banking allow us to provide our customers with individual solutions for anything related to their wealth. Our holistic advisory approach and the "optimal network of experts" also resulted in an award further to a contest organized by the magazine Focus-Money and n-tv in the autumn of 2007.

2008 outlook

Based on all our success in 2007 and knowing how much more potential there is in Private Banking, we have decided on an investment programme for further steps to achieve growth. The two-fold aim is to continue developing the business model in Germany and to build up a much stronger presence on the growth markets abroad. The last financial year saw an expansion of our international presence to the current figure of six locations outside Germany with a new center of expertise in Brussels. We intend to take advantage of the Group's strength in 2008 in order to benefit in particular from the emerging markets in Central and Eastern Europe. Provided financial markets remain stable, we expect profits to improve.

Retail Credit

Following the merger with Eurohypo and with a total volume of business of roughly €54bn, Commerzbank is one of the largest lenders to private customers in Germany. Real-estate financings alone account for €43bn of this figure. Since the beginning of September 2007 we have been completely reorganizing our distribution and processing, and initiating one of Europe's most up-to-date business models. The aim of this new business model is to concentrate on the processing of loans and optimize the quality of credit decisions as well as the time it takes to reach these decisions. Another focus will be on more intensive and active portfolio management. Based on the resulting concentration on qualitatively solid and profitable business, we aim to become market leader in terms of quality.

New Retail Credit business model

The Retail Credit business model introduced in 2007 is linked to extensive changes in organization, distribution, products and IT. The aim in terms of organizational structure was to merge Eurohypo and Commerzbank's two credit processing centers and to convert their terms of responsibility to being product-related rather than regional. Optimization of the processes, both in sales and in operations, was based on a new technological platform with electronic workflows that ensure rapid and high-quality processing. This streamlining of processes also means that administrative jobs, previously carried out by members of the sales team and taking up about 60-80 % of the time spent in the lending business, are now being executed

by the credit processing center. This enables our client advisors to concentrate more on providing advice and acquiring new customers. With the aid of the recently developed Comfinanz advisory programme, all branches are now in a position to finance real estate.

Optimizing the range of products

Retail Credit has significantly streamlined the range of products it offers from almost 140 products down to today's figure of 26. This has improved transparency and enabled processing to be faster and more efficient. Developing products also ensured that they were a perfect fit. Besides products with standard features meeting most customers' needs, there are now products that can be individually adapted by selecting specific special features. We have, for instance, improved the number of options available, especially for opportunities to make early repayments and enable fixed interest rates for terms of more than ten years.

Improved risk structure

Retail Credit manages a credit portfolio of 2.5 million loans. Consistent risk-adjusted management and use of the latest rating procedures for our new business has already substantially improved the risk structure of the overall portfolio. This can also be observed in the significantly lower loan loss provisions.

2008 outlook

Our reorientation has laid the foundation for profitable growth in Retail Credit business. The focus in 2008 will be on bedding down the new business model. At the same time we shall be taking targeted sales promotion and marketing steps. There will also be a clear strategic focus on consistently implementing portfolio management, which will assist us to continue actively optimizing the risk structure in our lending business. This will lower the costs of our loan-loss provisions over the long term. Another goal remains the reduction of the amount of equity tied up in our lending business in 2008. This is how we aim to improve the profitability of our business next year.

comdirect bank AG

2007 was an excellent year for comdirect bank. Earnings before tax rose for the fifth year in a row. The new record figure of €90.5m topped the previous year by 5.7 % – despite the extensive amounts invested in the future of the Bank. comdirect bank received the boost to its growth at the same time as its earnings base broadened: income that was not dependent on securities orders – especially net interest income – increased significantly.

The continuation and intensification of the comvalue marketing and product campaign clearly paid off. The number of customers rose by almost a quarter to 1 million, thanks above all to the great success of *Tagesgeld PLUS* and the free-of-charge current account. The number of *Tagesgeld PLUS* accounts increased six-fold to around 400,000, while the number of current accounts rose by around 30 % to 338,000. As a result, the volume of deposits went up by 66 % to €7.7bn. In brokerage too, comdirect bank was headed for growth. We executed 9.95 million orders, 16 % more than in the previous year. Trades in funds and savings plans rose disproportionately. Our subsidiary comdirect private finance which offers financial and investment advice, had around 32,500 customers at year-end, 62 % more than at the end of 2006.

New products and services

Brokerage led the field in the product offensive. "Next Order" is another innovative combination order introduced by comdirect: it is particularly suitable for hedging risks in volatile markets. We acquired six new trading partners for our OTC trading and widened the range of products. FondsDiamanten is a new core product for fund investors: it offers a selection of 15 top funds not charging any front-end load, reviewed quarterly. We also introduced savings plans on 24 ETF index funds. In banking, comdirect has made its current accounts even more attractive with a series of new services, such as the ability to draw cash abroad without incurring charges and the continuous updating of balances. New online functions and improvements to navigation make comdirect's range of online products even more user-friendly and save on manual processes.

Strategic orientation

Over the next two financial years, comdirect bank aims to continue to grow rapidly and to become established as the online bank of choice for today's investors. We have budgeted up to €100m for more investments in growth – especially marketing campaigns – and will run it flexibly depending on market developments. We intend to expand the securities savings plans and funds on offer. At the beginning of 2008, we added home-building loans to the banking products offered. The service comprises an intermediary solution compatible with direct banking: comdirect customers can obtain advice on home building loans that is easy to understand, fast and does not depend on the provider.

cominvest Asset Management GmbH

Significant growth in all customer segments

The goal of the Alpha growth programme launched in 2006 is to increase the assets managed by cominvest from €52bn as of the end of 2005 to €100bn by 2011. We reached a major milestone last year: assets under management rose by more than €10bn to just under €63bn between the start of the project in May 2006 and the end of 2007. More than €6bn, i.e. over half, is new money entrusted to us by our customers.

All customer segments contributed to this strong growth. For the first time in over five years we achieved a significant net inflow of funds in our retail fund business, amounting to €2.2bn. According to statistics from the BVI (the German investment fund industry association), this meant that cominvest regained fifth place in the retail fund field.

Strong performance despite difficult markets

Portfolio performance was as successful in 2007 as it had been in the previous year. The capital market experts performed very well in equity funds. The whole asset class outperformed its benchmark for the fifth year in a row. The funds in the balanced, passive/guaranteed and fund-of-fund classes also showed better returns than their respective benchmarks. This was despite the not inconsiderable turmoil on international financial markets, which cominvest also succeeded in overcoming in its bond funds.

A host of awards for cominvest's products and services demonstrate the strength of our portfolio-management team and the success of our research. For instance, a poll carried out by Thomson Extel chose cominvest as the best German asset manager in 2007. The primary reason was the performance of our research, which has already received many awards. Experts consider cominvest to be a fund management company producing outstanding industry analyses that put it in a position to outperform on behalf of its customers.

Innovations as a major engine of growth

A key factor in cominvest's success is its innovative strength. The innovations are aimed at sustainable changes in market conditions enabling our customers to take advantage of the opportunities they provide with new product solutions.

In 2007, cominvest enabled its customers to invest in the new growth markets in Asia through the newly launched Multi-Asia-Active fund and variants of it designed to preserve capital and control risk. Customers invested just under €1bn in this series of products. Commodities also gained in significance. The range of products in this segment was expanded so that customers can use the trio of cominvest Klima Aktien, cominvest Energie Aktien and the "classic" Fondiro (S&P AA rating) to invest in a targeted manner in the various segments.

The Company's fund-of-funds experts have received many awards and developed more innovative asset management concepts that take account of the new withholding tax regulations coming into force in 2009. And, finally, the launch of new kinds of money-market funds aimed especially at the needs of institutional customers and transferable alpha products were further areas of growth over the last year.

Aiming to continue to grow in 2008

In 2008 we shall once again use our innovative strength and the quality of our investment platform to develop highly attractive products for our customers. Our core aim is to deliver the best returns. As well as innovative concepts that will cope with the withholding tax issue, we shall be focusing on alpha products in the equity investment area – as well as commodity funds, which proved so successful in 2007.

2008 will once again see us rigorously pursue our growth strategy. We aim to achieve a further net inflow of funds in excess of €5bn by the end of 2008. We shall be focusing here especially on distribution by third parties.

Provided financial markets remain stable, we expect profits to improve in the wake of the increase in assets under mananagement.

Group companies and equity holdings in the Private- and Business Customers segment

comdirect bank AG Quickborn 79.6 %*	Commerz Service Gesellschaft für Kundenbetreuung mbH Quickborn 100.0 %	COMMERZ PARTNER Beratungsgesellschaft für Vorsorge- und Finanzprodukte mbH Frankfurt am Main 50.0 %	Commerzbank International Trust (Singapore) Ltd. Singapore 100.0 %
Commerzbank (Switzerland) Ltd Zurich 100.0 %*			
cominvest Asset Management GmbH Frankfurt am Main 100.0 %*	European Bank for Fund Services GmbH (ebase) Haar near Munich 100.0 %*	cominvest Asset Management Ltd. Dublin 100.0 %*	cominvest Asset Management S.A. Luxembourg 100.0 %*
Commerzbank Asset Management Asia Ltd. Singapore 100.0 %*	Commerzbank Europe (Ireland) Dublin 54.7 %	Münchner Kapitalanlage Aktiengesellschaft Munich 25.5 %*	

* indirectly



Focus: seizing opportunities

› As the best German *Mittelstand* bank for the SME sector, we are always on the lookout for new market opportunities. We provide our services to companies beyond Germany and are establishing a growing global presence. Our current focus is on the dynamic growth markets of Eastern Europe, Africa and the Middle East. In November 2007, Commerzbank opened its 23rd foreign branch in Dubai. We're a strong partner for SMEs around the globe and on the spot.


We strive

Mittelstandsbank

Mittelstandsbank	2007
Equity tied up (€ m)	3,196
Operating return on equity	39.2 %
Cost/income ratio in operating business	47.9 %

The *Mittelstandsbank* segment includes Corporate Banking and Financial Institutions as well as the regions of Central and Eastern Europe and Asia. In 2007 *Mittelstandsbank* exceeded its ambitious growth targets and proved again that it is the biggest value driver in the Group. The operating profit improved significantly, increasing by 53.9 % to €1.25bn. Operating return on equity reached 39.2 %, up from 27.3 % in the preceding year. This success was due primarily to very strong growth in the interest-related and commission business and to releases from domestic loan loss allowances. Since administrative expenses were up only slightly by 4.2 %, the cost/income ratio improved to 47.9 %, even better than the solid 53.7 % ratio the year before.

Corporate Banking

Our new client initiative contributed substantially to the encouraging growth of the corporate banking business within Germany. We have acquired a total of more than 15,000 new corporate clients since 2004 and significantly surpassed the goal we set for 2007. In the future we also intend to increase our share of the German SME market as well as the "share of wallet" figures for existing clients – the total amounts spent on Commerzbank banking services.

The key proof of our success is client satisfaction, which we measure in independent surveys. In this area we are well above the industry average. In the most recent survey, 83 % of more than 7,000 corporate clients surveyed were "very satisfied" or "satisfied" with Commerzbank. A significant number of respondents (87 %) especially appreciate our high-quality advisory services. Relationship management, active client contact and industry expertise were rated positively.

We were also voted "*Mittelstand* Bank of the Year 2008" by readers of the SME-oriented trade press, and we view this award as both an honor and an incentive to continue to pursue our strategic approach. Several weeks ago the *Arbeitsgemeinschaft Selbständiger Unternehmer*, a group representing family-owned businesses, also confirmed our belief that we are the best bank in Germany for the *Mittelstand*. In this group's annual survey, 350 representatives of family-owned businesses evaluated eight banks and banking groups on the basis of three quality criteria: *Mittelstand* focus, quality of service, and competitive terms. Commerzbank was the winner in all three categories.

Slight increase in demand for credit

Because of the favorable economic situation, lending growth was slightly stronger in 2007, especially in the second half of the year. This trend shows that the crisis in the international financial markets did not have a direct impact on corporate lending in Germany. However, the related increase in refinancing costs is ultimately reflected in higher prices for our clients. In the past year, the high level of competition continued and led initially to declining interest margins. But in the area of new business, and especially in medium- to long-term lending, we see that the slight increase in borrowing costs is being accepted by our clients, especially since the fourth quarter of 2007.

We also intend to expand our loan portfolio in the coming year as regards credit quality and risk orientation. In addition to Commerzbank's own refinanced loans, we are also relying increasingly on finance capital and programmes offered by public funding bodies. We again signed a global loan agreement with KfW for over €500m. This gives us greater flexibility for meeting our clients' needs and offering them customized financing solutions.

In 2007 we also made portfolio management an integral part of our business model. The most important tasks are the following:

- Further developing risk-adjusted market pricing, and managing and controlling new loan margins across all asset classes.
- Risk/return optimization of the overall portfolio including cross-selling of *Mittelstandsbank* with the goal of increasing profitability and creating room for growth.
- Placing synthetic transactions for individual borrowers and sub-portfolios with the goal of reducing cluster risks and freeing up capital.

Encouraging growth in business with large corporates

Our business with large corporate customers, including those involved in the capital market, continued to grow at an encouraging rate. In the past year our growth in earnings in this area was in the double-digit range. This client group now accounts for about one quarter of *Mittelstandsbank* profits in Germany.

At the core of the future relationship management approach will be the involvement of specialists from investment banking within the framework of client service teams. These teams will be coordinated by a relationship officer who remains the main point of contact with the customer. In addition we have strengthened the industry specialist competency in our relationship management. This has allowed us to strengthen our position significantly and enhance our image.

We also posted double-digit earnings growth in the institutional client area. We have been meeting the special needs of this high-powered client group for a number of years by using special relationship managers. The approach has paid off and we are considering expanding this form of relationship coverage in the near future.

CommerzFactoring successfully established

CommerzFactoring GmbH, the company we founded in 2006, became established as a factoring provider in Germany in 2007 in an intensely competitive market. The custom-tailored solutions involving receivables financing and other banking services were positively received by companies. CommerzFactoring was able to acquire 71 new clients (up from 47 the previous year), which is a significant market share in this tight market. We were able to further increase the volume of new business, achieving annual sales of around €1.8bn.

Slight growth in mezzanine financing

The high level of growth seen in previous years in the market for standard securitized mezzanine products has decreased markedly. This however does not apply to individual mezzanine solutions for which we anticipate great demand in the future. Individual mezzanine solutions are especially tailored to specific company situations and not securitized but taken onto the balance sheet.

Expansion of our Trade Finance and Transaction Services activities

2008 will be known as the year of the Single European Payment Area (SEPA). There will no longer be any differences between domestic and foreign transactions as far as bulk payments in the single European market are concerned. Both national and cross-border bulk payments can be handled in the same efficient and low-cost way. The extensive preparations that we have made during the past year will strengthen our expertise in cash management and will form the basis for gaining additional market share.

Our internet portal for corporate clients is now being heavily used by about 45,000 customers, and its functions are being systematically adapted to meet the rising demand. With this electronic sales channel, we consider ourselves well equipped for global challenges. Our standardized range of services enables our corporate clients to contact us without great administrative expense. The portal is now available in nine languages and in sixteen countries.

Extensive demand for interest-rate, currency and commodity solutions

The derivatives business has again experienced strong growth and also made an important contribution to the success of the *Mittelstandsbank* segment in the past year. In addition, we intensified our activities in the commodities area. We have thus adjusted to the fact that market conditions are changing more rapidly for our clients, and we are able to show that we are a competent and effective partner. We have also expanded our position in the investment business. Along with the sale of attractive funds and retirement saving products, our structured investment solutions have contributed significantly to earnings growth. We are now a leading provider of investment and risk management products for corporate and municipal clients and will continue to consolidate this outstanding market position. Cooperation with cominvest, our asset management company, allows us to meet the investment needs of small, medium-sized and large clients and also to offer complex product solutions.

Encouraging growth in the public sector

In the past year we handled more than €1.5bn in financing for municipalities, municipally-owned enterprises and public-sector bodies. By working with national and European partners, we were able to set up attractive lending programmes. Dynamic demand for solutions in investment and risk management and in domestic payments transactions also contributed to our business success with the public sector. In 2007 we placed 160 specialists at more than 120 locations throughout Germany to assist our clients not only in the lending area but also in matters involving SEPA, ratings, company retirement plans and active debt management. This gives us an excellent market position, and we will continue to consolidate our competitive edge.

Center of Competence for Global Shipping

Because of the prosperous shipping markets, the Center of Competence for Global Shipping in Hamburg posted lively demand in 2007. The credit volume booked there grew from €7.5bn at the end of 2006 to about €10bn by the end of 2007.

This growth was due both to the traditionally strong bond between the Center of Competence for Global Shipping and the German maritime industry (especially shipping and shipbuilding companies and houses issuing or underwriting maritime funds) and also to international expansion. A desk was opened in Singapore at mid-year. For some time, the Center of Competence for Global Shipping has also been active in the Western European market from its foreign office in Amsterdam. Additional international business, especially in the Greek, Turkish, Far Eastern and North American markets, is managed from the headquarters in Hamburg.

The range of services includes not only "classic" loans in connection with the construction and final financing of individual ships but also complex structures such as fleet financing or leasing structures or complete fleet spin-offs in connection with shipping company IPOs. Various forms of financing are syndicated in the banking market by the Center of Competence for Global Shipping. In these cases Commerzbank AG often assumes the role of syndicate leader and lead arranger.

As a result of the further international division of labor and the related continuing high demand for transport space, the shipping business of the Center of Competence for Global Shipping will also play an important role within Corporate Banking in the future.

Center of Competence for Renewable Energies

The Center of Competence for Renewable Energies solidified and expanded its strong position as a trendsetter in the renewable energy growth market of the future. Ever since the center supported the first SME wind power projects in the second half of the 1980's, the significance of renewable energies has risen sharply due to the climate change issue and the scarcity of fossil fuel resources. The resulting investments represent an international multibillion market with a strong growth dynamic. This trend towards internationalization is confirmed by the portfolio of the Center of Competence for Renewable Energies: even in 2006, over 60 % of the financing volume was for projects outside Germany. In the years to come the presence will be further expanded in key foreign markets, in addition to the existing offices in Singapore and New York.

UnternehmerPerspektiven Initiative

Through our *UnternehmerPerspektiven* (Entrepreneur Perspectives) initiative, which was launched in 2006, we were again able to position ourselves convincingly as the best *Mittelstand* bank for our customers and for decision-makers. The results of two studies entitled "Innovation as a Success Factor in SMEs" and "Growth through Internationalization", which we published in connection with TNS Infratest, were discussed in countless dialogue events involving entrepreneurs, associations, politicians and researchers. The initiative is a way to highlight our expertise in the industries and markets in which our customers are active. We show that we are serious about our commitment to small and medium-sized businesses by tackling issues that concern companies, discussing them and publicizing them.

The staff members, with their broad specialized knowledge, cover not only the typical range of financing issues but also technical issues, legal conditions and profitability calculations. The center offers a broad and comprehensive range of products and services, particularly in the area of corporate and project financing.

The industry's growth rate – as high as 30 % per year – together with the internationalization of business represent a challenge and an opportunity that the Center of Competence for Renewable Energies is rising to, with the goal of continuing to grow at double-digit rates in the next few years.

Financial Institutions

Financial Institutions, which is part of the *Mittelstandsbank* segment, is responsible for our relations with German and foreign banks and financial institutions, central banks and national governments. Based on a global service approach, our worldwide sales network of 32 representative offices and delegations is controlled by a central relationship-management team based in Frankfurt. We are represented in all the important economic areas of the world, and our offices complement Commerzbank's network of operational outlets abroad.

Holistic customer service is provided by the Financial Institutions relationship managers, who control the sales teams along with product and risk specialists. Our approach which combines close partnership-based client relationships with comprehensive product offerings and expertise is supported by a uniform marketing concept based on the slogan "financial institutions: partnership meets expertise". Financial Institutions, which was driven by growth in all regions and product lines, was again able in 2007 to surpass the previous year's good result.

New branch in Dubai

Commerzbank was represented on the Arabian Peninsula for 30 years by a representative office. The economic growth in this region and the excellent business connections maintained by many of our bank's departments resulted in the establishment of a branch in Dubai in 2007. With this 23rd foreign branch, Commerzbank intends to participate in the region's fast-growing economic potential and to serve as a local contact point for both German and local clients. The branch will offer a wide range of banking services for companies and institutional investors. It will focus on structured investment products, derivatives, trade finance and transaction banking, asset management through the subsidiary cominvest, and real-estate financing through Eurohypo.

New representative offices in growth regions

Commerzbank is continuing to strengthen its presence in foreign markets as part of its growth strategy. In October 2007 a representative office was opened in the Ethiopian capital Addis Ababa, followed by another office in Lagos, Nigeria, in January 2008. Commerzbank is now represented on the African continent by a branch in Johannesburg and representative offices in Addis Ababa, Cairo and Lagos. This allows us to participate in the growing potential on the continent.

In November 2007 Commerzbank was granted a license for a representative office in Baku by the National Bank of Azerbaijan. With this new base, the Bank intends to participate in the strong economic upturn in the Caucasus region. The office will cover the markets in Azerbaijan and Georgia primarily. This additional representation highlights Commerzbank's outstanding position in Central and Eastern Europe and in the Near East and will allow us to play an even more effective role in financing and handling the rapidly growing exports of commodities as well as the imports into the region.

Commerzbank is optimizing its presence in Latin America with a new office in Panama. It is furthermore present in São Paulo, Buenos Aires and Caracas, and also has a Eurohypo representative office in Mexico City. Having done business in the region for more than 50 years, Commerzbank is one of the leading international business partners for Latin American countries.

Overall, Commerzbank maintains a network of 28 representative offices worldwide. Their primary task is to maintain contacts with local commercial banks, central banks and other institutions and to support corporate clients in their trading transactions and investments in the region.

Global Trade Finance

Our position as a leading foreign trade bank is based on a closely-knit network of relationships with over 5,000 banks throughout the world. We were also able to maintain our substantial 16 % market share in the financial processing of German foreign trade in 2007. We are especially well positioned in emerging markets, where competition is very strong. In the Eastern European markets we were awarded first prize for the fourth time in a row for our active participation in the Trade Facilitation Programme of the European Bank for Reconstruction and Development.

We support our internationally oriented corporate clients in their relations with foreign business partners and banks in the target country by providing the following services:

- Expert advice on supply transactions and capital investment projects.
- Handling of payment transactions with the goal of being able to reach all world markets efficiently, especially through a continually growing network of correspondent banks.
- Exchange rate hedging, including for exotic currencies.
- Issuing foreign guarantees that reflect local laws and practices.
- Hedging trade receivables based on letters of credit or guarantees.
- Foreign trade financing, from forfaiting to structured products.

The foundation for this range of services is our foreign expertise, acquired over many years and based on solid knowledge of the cultural, economic, political and legal ramifications of the various sales and procurement markets. Financial Institutions strengthens the traditional foreign expertise and position of Commerzbank as the bank for small and medium-sized enterprises in Germany.

Group companies in the *Mittelstandsbank* segment	
CBG Commerz Beteiligungs-gesellschaft Holding mbH	
Bad Homburg v.d.H.	100.0 %
BRE Bank SA	
Warsaw	69.9 %*
Commerzbank (Eurasija) SAO	
Moscow	100.0 %
Commerzbank (South East Asia) Ltd.	
Singapore	100.0 %
Commerzbank Zrt.	
Budapest	100.0 %*
Commerz (East Asia) Ltd.	
Hong Kong	100.0 %

* indirectly

ProCredit banks

Commerzbank currently has an interest in six ProCredit banks in the Southeastern European region, together with international development banks. These banks are specialized in promoting small and medium-sized companies in their countries and accept deposits from companies and private individuals. Some of them have already developed into important financial institutions.

In November 2007 we established the Belarussian Bank for Small Business in Minsk together with international development banks and Shorebank International/Shore Cap, a US bank. The business purpose of this bank is also to support small and medium-sized companies in Belarus and thus to contribute to the development of private entrepreneurial structures.

Our goal is to strengthen and support the highly dynamic microfinancing sector, particularly in Eastern Europe, and to create opportunities for our bank in areas such as international business. We are actively considering forming and investing in other institutions in the microfinance sector, including institutions outside Eastern Europe.

Further growth in Central and Eastern Europe

Commerzbank successfully continued in 2007 to pursue its goal of expanding in Central and Eastern Europe. This creates an additional strategic pillar for *Mittelstandsbank.* By acquiring a 60 % majority interest plus one share in the private Ukrainian bank Forum, based on a September 2007 agreement that was executed in early March 2008, we have significantly strengthened our strategic position in the growth region of Central and Eastern Europe. This bank, which has approximately 12,000 corporate clients including 9,500 SMEs, has already increased our corporate banking business markedly. In the next few years, retail banking operations will also be expanded.

BRE Bank, a Polish institution, was also able to continue its successful development in 2007. Pre-tax profit was €234m, which represented a 59 % increase over the previous year. Return on equity rose to 35.9 %, up from 26.9 % in 2006. Because of increasing internationalization, particularly among SMEs, the cross-border corporate banking business between Poland and Germany will be stepped up in the future. The services for internationally oriented SME customers will also be expanded across borders in other Commerzbank units in Central and Eastern Europe.

In addition, our existing units in Russia, Hungary, the Czech Republic and Slovakia are concentrating on organic growth and the acquisition of local clients – especially from the growing SME segment.

In Hungary the new "Innobanking" service model for local SMEs continued to be utilized to expand business activities in this fast-growing area. Great success was achieved in acquiring new clients.

The Prague branch celebrated its 15th anniversary in December, looking back on many years of successful development. We also want to expand in the Czech Republic. By opening two new offices in Hradec Králové and Plzeň, we laid the groundwork for the future.

Commerzbank recognized the increasing importance of the retail business by launching mBank in the Czech Republic and Slovakia at the end of 2007. The retail concept that has already been implemented by BRE Bank in Poland with great success will ensure further growth in Central and Eastern Europe. The start has been promising. In only two months, we have been able to gain more than 50,000 customers.

Corporates & Markets

The Corporates & Markets segment includes our client-oriented market activities as well as business relations with multinational concerns and selected major clients. This segment also serves the regions of Western Europe, America, and Africa.

Corporates & Markets	
	2007
Equity tied up (€ m)	2,280
Operating return on equity	1.0 %
Cost/income ratio in operating business	86.1 %

Client driven business model demonstrates sustainability in difficult markets

The turbulence of the international capital markets in 2007 clearly had an impact on the Corporates & Markets division. The New York office was most affected by the subprime crisis, leading to the division's impairments on its portfolio of collateralized debt obligations. Credit Trading's performance was also heavily influenced by the knock-on effect the subprime crisis had on the credit trading markets and as a result, the business unit was not able to reach its planned revenues for the year.

Because of these problems, the segment as a whole posted an operating profit of €23m, down from €633m the previous year. The operating return on equity dropped to 1.0 % from 26.4 % in 2006, and the cost/income ratio rose to 86.1 %, up from 60.4 %. Pleasingly, however, the trading profit held steady at almost the 2006 level. The individual Corporates & Markets business lines also performed well overall, in spite of the market turbulence. We posted growth of 5 % in the equity derivatives business and an impressive 25 % in interest-earning operations.

Our strategy to concentrate our activities on a client-driven business model in 2004, has therefore been validated in view of these turbulent market conditions as clearly most product areas of the business remained unaffected by the severe fluctuations of the markets, giving stability to the overall business.

An important event last year was the introduction of a new organizational structure for Markets to maximize sales of our products to corporate and institutional clients. The Sales operation was integrated into Fixed Income/FX, Equity Derivatives and Equities creating a combined and integrated product and sales platform for each business area. Corporates & Markets now consists of five main business areas: Equity Derivatives, Fixed Income, Corporate Finance, Equities and Client Relationship Management.

Outstanding performance from Equity Derivatives

Our highly successful Equity Derivatives group can look back on another record year, not only in terms of the number of products, but also in terms of sales and income. This client focused platform continued to expand its business organically, gaining many new clients in its core European Markets and around the World. The number of listed products in issue was almost doubled to around 50,000. Many prestigious awards were won which highlight our Number One position on the German market. Our goal to make more asset classes available to our investors has been realised through strengthening our analytical and product competency in precious metals and commodities.

Not only do we market a wide range of products to retail investors but increasingly also to institutional investors where we saw significant progress throughout the course of the year. In fact, growth in institutional business outperformed growth in retail business for the first time ever.


ZIM
ZIM

Focus: generating growth

> Growth needs financing. The IPO of Hamburger Hafen und Logistik AG, for which we acted as co-lead manager and coordinator for private investors, exceeded all expectations. The revenue generated is a sound base for HHLA's ambitious growth targets. By 2015, the company aims to double container handling capacity from the present level of over 6 million TEU and create as many as 1,000 new jobs.


HYUNDAI
HYUNDAI
ZIM

To further diversify our income stream, a series of new initiatives were also introduced, including new commodity-based products, as well as market making for mutual funds and exchange-traded funds. The division also continued to invest heavily in improving our technology for risk management and product delivery. The importance of these investments were particularly evident in the last quarter of the year, when unlike many others in the market, we were able to quote prices at any time, even under the extreme market conditions that were seen.

Fixed Income focuses on institutional investors and corporate clients

In 2007, Fixed Income invested mainly in the delivery of interest rate and foreign exchange products, for which we continue to see a healthy demand from our clients. The division also focused on providing its clients with appropriately risk managed products to meet clients' investment needs.

Group companies in the Corporates & Markets segment	
Commerzbank Capital Markets Corporation	
New York	100.0 %

During the year, our Foreign Exchange Trading desk successfully rolled out a new state-of the-art electronic trading platform. This cutting-edge platform enables our clients to execute any outstanding foreign-exchange and foreign-exchange option transactions with Commerzbank online.

The credit trading desk was the most impacted in the Fixed Income division by the market turbulence in the wake of the US subprime crisis. A cautious trading strategy enabled the division to limit its losses, an approach which continues in 2008.

Another development during the year saw Fixed Income and Client Relationship Management within Corporates & Markets working closely together to set up a central credit portfolio management system. This not only provides support for relationship managers in the branches in the valuation and pricing of new transactions, but also decreases Commerzbank's risks and regulatory capital by means of risk reduction and diversification of the credit portfolio.

The alternative investments business continued to thrive in 2007. We saw assets under management in our hedge fund of funds "Comas" grow to US$1.2bn. This achievement was made possible thanks largely to the outstanding performance of our major flagship fund CGAL, which posted growth of 14 %.

Corporate Finance: complex financial solutions to meet client demand

Corporate Finance continued to cement its position as a leading provider of high-quality financing solutions for the Bank's corporate and institutional clients. Through careful asset and transaction selection and strong distribution skills, the leveraged-finance team was delivering its tenth year in a row of increasing revenues.

The debt capital markets team also performed well despite the market downturn in the second half of the year and reached a second-place position in Germany for syndicated corporate loans. It also reached an impressive sixth place in the international arena for covered bonds. The team acted as bookrunner for successful new issues including those for BMW, Daimler, Linde, Volkswagen, Voith and Heidelberger Zement, as well as receiving foreign mandates for Jumbo *Pfandbriefe* from clients such as Bank of America, BNP Paribas and Depfa ACS. Domestic issuers that called on DCM's services included not only our own subsidiaries Eurohypo and Essen Hyp, but also Landesbank Baden-Württemberg and Bayerische Landesbank.

Our mandates as arranger or bookrunner for syndicated loans reached record levels in 2007 both in terms of value and number of transactions. As well as clients from Germany and Western Europe, we also worked for a large number of companies from Eastern Europe, the Middle East and India. Our position on the Russian market remains particularly strong.

Mergers and acquisitions (M&A) financing experienced another boom in the first half of the year, which meant we were able to close numerous deals for syndicated loans, both as arranger and as underwriter. Prominent transactions in which we were involved included, for example, Porsche, Iberdrola, Rio Tinto and Imperial Tobacco. In Germany, business included syndications for Hochtief, Lanxess, Altana and Douglas.

Equity Capital Markets (ECM) also continued to provide our clients with support in their efforts to raise capital in the equity market. We acted as joint lead manager and joint bookrunner in the capital increase without subscription rights of Conergy AG, as well as the combined capital increase without subscription rights and convertible-bond offering of Air Berlin Plc.

Particularly worth mentioning was our role as retail coordinator in Hamburger Hafen and Logistik AG's successful IPO, as well as our co-lead position in the centrotherm photovoltaics AG IPO. Commerzbank also acted as joint lead manager in the Prime Standard listing of Hypoport AG.

Client Relationship Management – business with multinational groups successful

Client Relationship Management is the part of the business that serves our multinational clients and insurance companies. It is also responsible for the London-managed corporate client business of our branches in Western Europe and the Johannesburg branch. In 2007 we were able to support a number of multinationals in Germany, Western and Eastern Europe by playing a very prominent part in the financing of major strategic transactions, in conjunction with Corporate Finance.

The new initiative to intensify our business relationships with international insurance companies brought significant successes even in its first year. Demonstration of the success of this initiative was the key role we played as one of the mandated lead arrangers for the innovative benchmark contingent capital facility of US$500m for Farmers Insurance Exchanges.

The new orientation of our Western European branches is also on course. CISAL, our Luxembourg-based subsidiary, has taken on the role of an efficient services and loan booking centre and is contributing significantly to the streamlining of the Western European branch structure. At the same time, we are making good progress in integrating our client franchise in Western Europe with the bank's product expertise. The financial consulting & structuring unit, set up recently in London, is playing a key role in this, by adding further value when relationship managers are dealing with complex and in some cases, highly structured financial transactions.

Commercial Real Estate

Commercial Real Estate is responsible for all of Commerzbank's commercial real-estate business. It comprises CRE Banking (essentially Eurohypo AG) and CRE Asset Management (Commerz Real AG, created from the merger of CommerzLeasing und Immobilien AG with the Commerz Grundbesitz Group). Owing to its broad real-estate and capital-markets expertise, the segment can claim to be positioned as a global real-estate investment bank.

Although 2007 was affected by the US subprime crisis, we nevertheless succeeded in generating stable earnings despite the difficult overall conditions. The operating profit reached €447m, compared with €470m in 2006. Adjusted for the effects of the subprime crisis, the operating profit would have been 35.1 % above that of the previous year. The operating return on equity amounted to 10.5 % or, adjusted, 14.9 %.

Commercial Real Estate

	2007
Equity tied up (€ m)	4,267
Operating return on equity	10.5 %
Cost/income ratio in operating business	50.1 %

CRE Banking

Eurohypo provides a large number of different services. In the area of financing commercial real estate, the range of products extends from traditional fixed-interest loans and structured financing all the way to real-estate investment banking and capital-market products. This is how we meet the needs of our customers.

Consolidating our long-term customer relationships – with owners and managers of large diversified real-estate portfolios, international financial-service providers, project developers, fund-management companies and institutional investors – has paid off: We managed to sustainably assert our position as European market leader in commercial real-estate financing.

At €36.8bn, Eurohypo's new commercial real-estate business topped the 2006 record by 5.4 %. We achieved this increase in particular by expanding into new markets.

Capital markets expertise: syndication and securitization

The buy-and-manage concept is at the core of our business model: this is where Eurohypo, besides being a straightforward lender for real-estate customers, also serves as an intermediary between customers and capital markets. The advantage to our customers lies in the ability to add capital-markets products comprising syndication and securitization to meet their financing needs and to structure them in an optimal manner. This business model has proved itself to be extremely efficient, especially during the difficult market phase over the last few months: this is due to its flexibility, allowing us to compensate for the drying up of exit channels with on-balance-sheet business.

Eurohypo's expertise and good standing enabled us to carry out thoroughly successful transactions in the areas that had been most affected by the difficult market situation, securitizations and syndications. Despite the significant drop in liquidity in exit channels over the course of the year, Eurohypo managed to syndicate a total of €7.7bn of commercial real-estate business in 2007 (previous year: €8.2bn) and so built up its leading position in Europe. This put Eurohypo in fourth place at a global level, after Bank of America, Wachovia and JP Morgan – but the latter have all achieved their position almost exclusively in the US, their home market. This makes Eurohypo the only one of the leading banks in the real-estate sector that really syndicates on a global basis.

Eurohypo also introduced securitizations to the market adding up to the respectable figure of €5bn, including some in the difficult second half of the year. It therefore placed €12.7bn in the market via its exit channels (previous year: €16.3bn).

International expansion

Eurohypo's strong domestic base is a solid starting point for its international growth strategy. An additional factor contributing to its success is the existing powerful sales network in Europe and the US. The plan is to strengthen our presence in Central and Eastern Europe. In addition, we aim to expand into emerging markets in Asia, Latin America and the Middle East. Eurohypo already has a representative office in Hong Kong and a subsidiary in Tokyo. We officially opened in Dubai at the beginning of 2008. Additional locations will follow in South East Asia and South America.

Landmark deals

Eurohypo's success in playing a role in major projects at home and abroad is founded on its large underwriting capacity, structuring expertise and specifically tuned financing and advisory skills. Current projects include:

Opernturm (Opera Tower), Frankfurt am Main

The 169-metre office building on the west side of the Opernplatz in downtown Frankfurt am Main will have 44 floors and 62,500 m² of floor space. The ground-breaking ceremony for the building, which is due to be completed in 2009, was in January 2007. Eurohypo is providing the project with a loan of around €400m.

North Domodedovo Logistics Park, Moscow

We arranged financing of USD 747m for the North Domodedovo Logistics Park, a top-class project in the immediate vicinity of Moscow. When the park is completed it will cover more than around 1.1 million m²; this makes it one of the largest of its kind in Europe.

"Best Global Commercial Bank in Real Estate"

Eurohypo was voted the Best Global Commercial Bank in Real Estate for the second year in succession. The well-known financial magazine Euromoney presented the Real Estate Awards for Excellence 2007, and the Bank successfully defended its number one spot as the Best Global Commercial Bank in Real Estate, ahead of HSBC and SEB. The award as the best real-estate bank in Germany is of particular significance. The Bank headed the field for the third year in a row in its home market. These results show that the market has honoured our consistent relationship-oriented strategy and dynamic business model. Eurohypo is now the one-stop shop for every kind of real-estate finance in 28 countries throughout the world.

CRE Asset Management

The merger between CommerzLeasing und Immobilien AG and the Commerz Grundbesitz Group into Commerz Real AG was the main feature of 2007. This brought together two companies with complementary business models that had long been successful in their different areas. The range of services provided encompasses investment products with open-ended and closed-end funds, structured investments with a broad range of individually structured forms of financing, and equipment leasing.

With assets under management of €44bn, Commerz Real is one of the world's leading real-estate asset managers and providers of leasing and investment solutions. €33bn of the assets under management are in real estate. The merger resulted in a very good positioning and created a base for improving the performance of acquisition and sales.

The aims of the merger were to create an integrated view on assets and investors in an intensely competitive and dynamically growing environment; unite areas of technical competence; improve market penetration with an expanded range of products on offer from a single source; and implement a joint growth strategy to improve profitability.

Commerz Real AG ended its first financial year with a pleasing increase in profits and significant growth in the volume of new business. The ongoing growth witnessed at the new company's two predecessors continued in the year they merged, despite the extra strain on resources.

Group companies in the Commercial Real Estate segment	
Eurohypo AG	
Eschborn	98.8 %*
Commerz Real AG	
Eschborn	100.0 %*

* indirectly

New business up in all areas

The Company achieved a volume of €7.2bn of new business in 2007. This was almost double the total figure for the two predecessors in the previous year (€3.7bn).

Earnings also rose significantly in 2007, the year of the merger. Earnings before tax were €140.2m. This exceeded the total figure for the two predecessors in the previous year of €98.3m by more than 40 %. This rise was mainly the result of the strong expansion of assets under management and a significant rise in the number of acquisitions made.

High increase in value with hausInvest funds

hausInvest funds registered net inflows of funds in the year under review of €1.7bn. They acquired real estate worth around €1.5bn. Assets managed in the haus-Invest funds, in which more than 500,000 customers have invested, amounted to a total of €11.4bn as at the reporting date of December 31, 2007. Higher rental income and improvements in value produced a positive return for both funds. Annualized performance at hausInvest europa was 7.4 % (previous year: 3.8 %) and at hausInvest global 5.6 % (previous year: 5.0 %). Real estate in South Korea and Singapore was acquired for the first time. hausInvest global, which was launched in 2003, has been invested in Japan since 2006. Besides Germany, Commerz Real focuses mainly on France and Scandinavia within Europe. But it is watching developments in Central and Eastern Europe with interest.

The business volume of Commerz Real's real-estate special funds also grew in 2007. The Company manages six funds for institutional investors with a total volume of €1.7bn.

Successful placement of CFB funds

The closed-end funds also registered growth. Investors' equity rose in 2007 to €4.6bn, spread over 165 placed funds with an investment volume of more than €11.6bn including the "Asia Opportunity I" fund no. 164, which was successfully launched in 2007 (with a total investment volume of around US$273m). This enables investors to participate in LaSalle Investment Management's institutional Asian portfolio.

One of the highlights was the early sale of the two CFB shipping fleet funds, nos 139 and 146, which gave investors returns of 210 % and 185 % respectively on their investment after only a short period.

Innovative financing models for structured investments

In the structured-investments field, the focus at commercial companies was on balance-sheet structure management while in the public sector it was on public-private partnerships (PPPs), such as the *Elbphilharmonie*, a PPP with the City of Hamburg and a construction volume of €241m.

Besides securing more international growth markets and expanding its investor base, Commerz Real will be devoting its energy over the next few years in particular to rounding off its range of products and spectrum of assets. This goes much further than the fund business. A real-estate company has been set up under the name of German Office AG, which invests in real estate in selected German office markets. One strategic option for German Office AG is to go public later on and convert into a G-REIT.

Outlook for Commercial Real Estate

We view the outlook for 2008 with cautious optimism: 2007 witnessed a turn on global real-estate markets, as an end was apparently put to the boom on many major markets in recent years for the time being. That means that growth will slow down globally. But there continue to be existing investment opportunities. Many Asian markets are still registering strong growth and remain attractive from a cyclical point of view, so that they should outperform the US and Europe in 2008. Western real-estate markets feature less liquidity and a falling propensity for risk. With liquidity growing tighter, the pressure on terms that had prevailed earlier has eased; the global crisis on financial markets has generally led to an increase in risk awareness. Thanks to our longstanding customer relations and our outstanding reputation as a quality issuer, we again expect good business opportunities in the current year.

Public Finance and Treasury

Public Finance and Treasury is responsible for the Commerzbank Group's public finance and treasury business. It comprises the public-finance business of Eurohypo, Hypothekenbank in Essen (Essen Hyp), Erste Europäische Pfandbrief- und Kommunalkreditbank in Luxemburg and Group Treasury.

The operating profit was particularly affected by the difficult environment on the capital markets and extraordinary items at Essen Hyp. In total we are reporting –€90m for the segment as a whole after €277m in the previous year. The operating return on equity reached –7.6 % after 26.5 % in 2006.

Group Treasury generated operating earnings of €143m in 2007 which are distributed across all areas of the Group.

Public Finance and Treasury

	2007
Equity tied up (€ m)	1,189
Operating return on equity	–7.6 %
Cost/income ratio in operating business	954.5 %

Public Finance

We started last year on the reorganization of our public-finance business and thoroughly reviewed the business models of the public-finance units. We announced the results at the end of January this year. We shall strengthen our public-finance business by merging Essen Hyp into Eurohypo. Eurohypo's business model has proven a success for some time, and it will be put on an even more stable footing by this combination of forces and a united presence on the market. The merger takes effect retrospectively from January 1, 2008.

Successful public-finance business at Eurohypo

Eurohypo initiated its public-finance business model in 2004 and has developed it consistently since then. At its core is active portfolio management. The investment spectrum has been widened to include structured products. As in real-estate financing, international business has these days become more crucial. Approx. 50 % of new commitments now relate to countries outside Germany. In addition, Eurohypo has started to build up European origination. Another focus comprises the bundling and expansion of public-private partnership business in cooperation with Commerzbank.

Eurohypo's public-finance unit ended 2007 with a profit well over budget. From the third quarter onwards the liquidity crisis resulted in positive effects from the repo business. The narrowing of spreads for European government bonds compensated for the widening of spreads on US municipal bonds.

Collapse in earnings at Essen Hyp

A review carried out last year showed that Essen Hyp has a business model that can no longer be sustained because it is not sufficiently customer-oriented. We have decided to take over the whole of the company in order to obtain the entrepreneurial and strategic flexibility required for a reorganization. In autumn we agreed on the takeover of the outstanding 49 % of the shares. The transaction was completed at the beginning of 2008 so we now hold 100 % of Essen Hyp.

There was a massive drop in earnings in 2007. We have already started on the reorganization and the change in business and risk strategy ahead of merging it into Eurohypo.

We shall complete the reorganization in Public Finance in 2008 and so set the stage for a significant improvement in profitability.

Group Treasury

Group companies in the Public Finance and Treasury segment	
Eurohypo AG	
Eschborn	98.8 %[1]
Hypothekenbank in Essen AG	
Essen	100.0 %[2]
Erste Europäische Pfandbrief- und Kommunalkreditbank Aktiengesellschaft in Luxemburg	
Luxembourg	75.0 %

[1] indirectly; [2] since beginning of January 2008, as of 31.12.2007: 74.0 %

Commerzbank Treasury with the responsibility for managing the Group's balance-sheet structure and, with staff in Frankfurt, London, Luxembourg, New York and Tokyo, is present in all the Group's major locations. We had a successful year in 2007: the Commerzbank Group's level of liquidity was at all times throughout the year above 1.1 and so comfortably in excess of the figure of 1.0 required under Principle II. The structure of our funding also complied at all times with our requirements and our plans. Treasury benefited in particular in the second half of the year from the flight to quality; this affected the liquidity portfolio held in government bonds and had a positive impact on the result from financial investments. Trading also made a solid contribution to earnings.

Treasury succeeded in reacting to new challenges caused by the market environment and product innovations, and its hedge models and portfolio strategies helped optimize earnings in all areas. Under guidance from the Executive Pension Committee (EPC), Treasury provided a clear structure to the investment strategy for Commerzbank AG's pension reserves.

Treasury's precise and constructive information policy vis-à-vis regulators, rating agencies, market players and management bodies during the crisis also reinforced the Group's position.

Well proven liquidity management

In a market environment featuring the subprime crisis, liquidity management again made an important contribution to securing liquidity and a solid financing structure. It may be broken down into operational, tactical and strategic components. Operational liquidity management encompasses management of daily payments, planning for expected cash flows, and managing access to central banks. Tactical liquidity management, which deals with access to unsecured sources of funding and the management of our liquidity portfolio, relies on this. Strategic liquidity management comprises the setting up of a maturity profile of all assets and liabilities including the modeling of various levels of core customer deposits in our balance sheet and the issuing strategy that we derive from these. We came through last year's liquidity crisis well, as is witnessed by the following:

- During the crisis, Commerzbank appeared in the interbank market as a provider of liquidity.
- The market did not consider it to be one of the banks at risk.
- We had no problem funding conduits on account of the conservative levels of liquidity held.

The reasons for this positive performance lie in a matching and stable financing concept across the whole spectrum of maturities in the Group, plausible stress testing, and top-quality liquidity portfolios.

Solid funding structure

The Commerzbank Group's short- and medium-term funding relies on an appropriately broad diversification in terms of investor groups, regions and products. Liquidity management regularly analyzes the structure of the various sources of funding for our liabilities in order to be in a position to actively manage the funding profile.

Long-term funding is mainly secured by means of structured and non-structured capital market products which may or may not be collateralized, as well as customer deposits. The basis for planning issues in the capital markets is provided by the results of the calculations for our stable funding concept. This determines the structural liquidity requirement for the Bank's core lending business and those assets that cannot be liquidated within one year, and compares these to the liabilities available for a term longer than one year (including core customer deposits). The aim is to finance the Bank's illiquid assets and core business in terms of volume and maturity as far as possible with long-term liabilities.

We succeeded in meeting all of the targets in our funding plan in 2007, largely at the more favorable funding terms prevailing in the first half of the year. On the unsecured side – despite the subprime crisis – we exceeded the total volume of issues planned for 2007 of €12bn by €2bn. The *Pfandbrief* market held up very well considering the general level of turbulence on the markets, with only a slight widening of spreads of three to four basis points. The reasons for this are the good quality of this product and the strong domestic market, above all for registered securities and "traditional *Pfandbriefe*". We placed a total of more than €22bn, including four jumbo *Pfandbriefe.*

Commerzbank benefits in this situation from the deposits provided by its strong customer base and has raised the level of these customer deposits by more than €12bn since the beginning of the financial crisis.

Our funding plan for 2008 includes the placement of a total of around €30bn for the Group, of which only one-third will be in the unsecured capital markets. One of the ways that we intend to cover our *Pfandbrief* requirement will be via the placement of two jumbo issues. We are confident that we shall succeed in executing this funding plan despite the difficult market environment.

Regular reviews and adjustments of our assumptions for liquidity management will enable Group Treasury to carry on taking full account of changes in the market environment and securing a solid level of liquidity and healthy funding structure.





Focus: promoting development

» Iceland on the boil: The energy company Orkuveita Reykjavíkur is responsible for providing large areas of the island with energy and water from geothermal springs. Our subsidiary Eurohypo has made funds of €40 million available for improving the infrastructure of [illegible] which the capital of Reykjavik holds a majority share. Local commitment around the globe – this is our vision [illegible]



Earnings performance, assets and financial position

Income statement of the Commerzbank Group

Overall we can be very satisfied with the earnings performance of the Commerzbank Group in 2007. Despite the crisis on the financial markets, we succeeded in raising the consolidated surplus year-on-year by 20 % to €1.92bn. The individual items in the income statement developed as follows:

Net interest income rose by 2.1 % to €4.02bn. Virtually all segments reported increases in their contributions to this result; the performances of *Mittelstandsbank* and Commercial Real Estate were particularly pleasing. Public Finance and Treasury had to absorb a special charge of €150m related to Hypothekenbank in Essen.

The positive economic environment and our professional controlling led to a significant reduction in the provision for possible loan losses. High levels of releases of domestic valuation allowances even led to *Mittelstandsbank* reporting a net positive figure. Significant value impairments were only necessary in the Corporates & Markets segment, specifically at the New York branch, as a result of the US subprime crisis. Overall the provision for possible loan losses fell by 45.4 % to €479m. Net interest income after the provision for possible loan losses rose by 15.8 % to €3.54bn.

The 7.6 % rise in net commission income to €3.15bn reflected the lively performance of the equity markets, particularly in the first half of the year: the securities business with our customers generated a rise of 14.8 %. But the real-estate business also reported a pleasingly high rate of increase. The reason for the fall in net commission income in Asset Management lies in the deconsolidation of the Jupiter International Group. Other commissions reported a rise of 88.4 % and include an extraordinary item of €100m, which we booked retroactively as a result of a judgment by the Federal Court of Justice.

Trading profit fell by 20.9 % to €879m. In view of all the market turbulence, which made trading in credit particularly difficult, we can be very satisfied with this figure.

The charges arising from the US subprime crisis may above all be seen in the net investment result. We had to write down €583m on our subprime portfolio of €1.2bn. On the other hand, we sold a number of investments. Most noteworthy was the sale of the Jupiter International Group. That allowed us to report a net positive figure of €126m for the net investment result (previous year: €770m).

We continue to have costs under control. Total operating expenses rose by 3.1 % to €5.37bn. Despite the increase in headcount, personnel expenses were down by 1.5 % to €3.08bn. At the end of 2007 the Commerzbank Group had 36,767 employees compared with 35,975 a year earlier. One of the reasons for the decrease in personnel expenses is the deconsolidation of the Jupiter International Group. Other operating expenses rose by 13.0 % to €1.97bn. The main reasons for this significant increase are the growth programmes in the Private and Business Customers segment and at BRE Bank.

Record consolidated surplus

The net result of all the aforementioned income and expenses was operating earnings of €2.51bn. That is 5.1 % below the figure for 2006, mainly as a result of the subprime charges. As, in contrast to the previous year, there were no material restructuring expenses in 2007, earnings before tax were 4.5 % higher than in 2006, standing at €2.51bn. Tax expenses fell slightly to €580m, giving a tax rate of 23 %. Owing to the loss at Essen Hyp, profits attributable to minority interests fell from €197 in the previous year to €8m.

On the bottom line stands a consolidated surplus of €1.92bn compared to €1.60bn in the previous year. Of this amount, €1.26bn are being allocated to retained earnings. The consolidated profit of €657m is equal to Commerzbank Aktiengesellschaft's distributable profit. We shall propose to the Annual General Meeting on May 15, 2008 to appropriate this amount to pay a dividend of €1.00 per share. This represents a one-third increase over the distribution made last year and allows the shareholders to participate in our success. Earnings per share rose from €2.44 to €2.92.

With a return on equity on the consolidated surplus of 15.4 % compared to 14.2 % in the previous year, we have achieved our medium- to long-term target of more than 15 %. The cost/income ratio was 64.2 % compared to the outstanding figure of 59.6 % reported the year before.

Consolidated total assets

Total assets of the Commerzbank Group rose slightly in the course of 2007 by 1.3 % to €616.5bn.

With respect to assets, claims on banks and on customers dropped by 1.5 % to €74.1bn and by 1.7 % to €289.4bn respectively. Assets held for trading purposes rose sharply by 14.1 % to €97.6bn, while those held as financial investments fell by 2.3 % to €132.2bn as a result of the reduction in the item Bonds, notes and other interest-rate related securities.

With respect to liabilities, we slightly lowered our liabilities to banks by 0.6 % to €125.1bn. By contrast, there was a pleasingly strong rise of 12.7 % to €159.2bn in liabilities to customers, particularly those in the form of time deposits. Securitized liabilities fell by 10.1 % to €205.6bn. In parallel to assets held for trading purposes, liabilities from trading activities rose by 18.6 % to €70.3bn.

While subordinated liabilities rose by 2.6 % to €9.5bn, profit-sharing certificates dropped by 17.0 % to €1.3bn. Overall, the figure we are reporting for subordinated capital is 2.0 % lower than that for the previous year. The total figure for hybrid capital also fell slightly by 3.6 % to €3.4bn.

Equity now stands at €16.1bn

We increased equity by 5.7 % to €16.1bn. This is above all attributable to the transfer to retained earnings of €1.26bn. By contrast, subscribed capital and the capital reserve remained virtually unchanged. Fixed-income securities are behind the significant drop in the revaluation reserve from €1,746m to €903m: these recorded a loss of €691m as a result of falls in prices at the same time as higher spreads. This amount includes a negative €191m from changes in value in the securities of our subprime portfolio.

As risk-weighted assets only rose slightly by 2.5 % to €237.4bn, the core capital ratio (including market-risk position) rose from 6.7 % in the previous year to 6.9 %. The own funds ratio dropped from 11.1 % to 10.8 %. The switch to Basel II as from the beginning of 2008 has reduced risk-weighted assets; in parallel with this, the core capital and the own funds ratios rose.

We have widened the target corridor for the core capital ratio since the beginning of the year to between 6.5 % and 7.5 % (previously between 6.5 % and 7.0 %). The reason for this is the increase in volatility in the regulatory capital requirements under Basel II and IFRS. For the own funds ratio, we have now set a target range of between 10.5 % and 11.5 % compared to 10.5 % and 11.0 % before.

Summary: 2007 business position

Despite the strong impact of the global financial crisis, we at the Commerzbank Group have come through 2007 well. We have achieved our target returns and that is reflected in the proposal to increase the dividend by one-third. Our strategy has proved to be sustainable. We have defined the right core business areas and are concentrating on our core regions. In parallel with this, we are taking advantage of any opportunities providing us with growth markets.

Our staff

A service provider's most important asset is its staff. We need highly trained and motivated employees who can win over our customers with their skill, openness and service orientation, as well as their professionalism. Human resources work makes an important contribution to achieving this.

Safeguarding the future – attracting the next generation and training

Demographics is one of the factors creating a tighter recruitment market; in view of this, attracting new employees has become a central feature of our human resources work. There are fewer and fewer qualified young people available. Our recruitment is finding new ways of confronting this. As part of Project NewCom, an interdisciplinary team has set itself the target of significantly sharpening up Commerzbank's image as one of the first companies people would choose to be their employer. To this end, we have streamlined the old hiring processes and at the same time set the pattern for ensuring that junior staff development programmes are needs-oriented and department-specific. The NewCom consultants will contribute to this process: they will be playing a central role in assisting in the development of the next generation by coordinating their training and so looking after them more comprehensively and in a more targeted manner than before.

Deserving awards

Commerzbank's jobs pages on the web lead the rankings, and the recruitment drives have even received awards. "Unicum" magazine twice rated Commerzbank's advertisements in 2007 aimed at school-leavers and students as Ad of the Month. This is now the sixth time in three years that readers of this significant magazine for young people have selected Commerzbank's image displays, once even making one Ad of the Year.

Data on Commerzbank's personnel*

	2007	2006	Change in %
Total staff Group[1]	**36,767**	**35,975**	**2.2**
Permanent staff Group[2]	**33,931**	**33,325**	**1.8**
Total staff Parent Bank[1]	**24,803**	**24,327**	**2.0**
including: based abroad	2,124	1,957	8.5
including: trainees	1,429	1,372	4.2
Permanent staff Parent Bank	**22,639**	**22,250**	**1.7**
Share of women	50.5 %	50.5 %	
Length of service	15.1	14.7	
Average age	41.2	40.6	
Staff turnover ratio Parent Bank in Germany	3.7 %	3.2 %	
Percentage of sick	3.5 %	3.3 %	
Percentage of part-time staff	21.2 %	21.1 %	
Total pensioners and surviving dependents	12,367	12,178	1.6

* Actual number employed; [1] including local staff in representative offices and cleaning and kitchen personnel, excluding staff on maternity leave and long-term sick; [2] employees, excluding trainees, junior executive staff, temporary staff, volunteers, cleaning and kitchen personnel, staff on maternity leave and long-term sick.

In the course of a recruitment drive, we updated the career pages on our website, boosted our staff marketing, and reinforced our presence at universities. One example of our innovative recruitment of students and graduates is the Commerzbank Career Ship. This was a unique initiative in the banking industry: we invited 90 selected students in their final year and gave them a chance to make close acquaintance with members of the Board of Managing Directors and senior management on board the Career Ship, as it sailed down the Rhine from Mainz to Cologne. Local recruitment events like "management meets campus" are beginning to show signs of success. This is when top management faces up to questions put directly by students at selected universities and uses events, workshops and case studies to win them over to Commerzbank. The concept has fallen on fertile soil: applications for trainee posts tripled year on year in 2007. But there was also a significant increase in the quality of the applications.

Commerzbank sets great store by its responsibility to society in its career training. Over the last few years we have continuously raised the number of trainees. In 2007, the Bank provided 650 trainee posts, 100 more than in 2006. That meant that the number of those in training at Commerzbank reached a peak of around 1,500 last year. Trainees accounted for 7.4 % of Commerzbank's headcount at year-end. We shall raise this figure once again in 2008: we are planning to employ 800 school-leavers. The percentage of those in training is then likely to reach 8 %. This puts Commerzbank in the lead amongst the DAX 30. We guarantee employment to those trainees with good test results.

Our training provides an excellent grounding for later professional development. Besides the practical training, we provide theoretical training, practical in-house training sessions, workshops and online media. We are always fine-tuning and extending the training methods by, for instance, systematically linking e-learning with events requiring students to attend in person. In addition to training bankers, staff for office communication and IT specialists, the Bank offers dual courses jointly with professional institutes and universities leading to graduation as a Bachelor of Arts or Bachelor of Science. The Bank is responding with new

occupational choices and training courses to changes in society and technology and to the demands of customers and employers. 2008 will see the reestablishment of the "Dialog Marketing Specialist" career choice. In training to be a banker there will in future also be an option to specialize in corporate business.

Qualification and management training

Structural change
Fierce competition in the banking industry demands continuous structural change; that also applies to Commerzbank. This is the only way that we can ensure our competitiveness over the long term. So providing assistance in implementing this continuous process of change is an important HR responsibility. This applied in 2007 to a number of projects, such as Service to Perform and Retail Credit. Targeted change management measures (e.g. team building events) enable affected areas of business and employees in all sorts of ways to successfully overcome the change processes.

HR development without any strategy can never achieve more than providing a "quick fix" – it works without any goals or substance. For the right sort of HR development geared to current needs, it is therefore essential to have an HR development strategy that has long-term orientation and is based on the strategic goals set by the division in question. This is precisely the route that Commerzbank took last year, setting up in collaboration with the various business units an individual HR development strategy for each of them.

Systematic human resources development also comprises targeted succession planning, identifying suitable candidates to hold management positions at Commerzbank in the future. This then meets the requirements of long-term HR planning, as well as major regulatory requirements (such as Basel II). That is why it is essential to draw up and establish procedures and instruments for supporting and safeguarding the succession process at top management level. Initiatives were accordingly implemented for the first time in 2007 to this end: a 360° feedback process for the Board of Managing Directors and top management, and a management assessment carried out by the Board of Managing Directors based on its results. The aim was to create a regular succession and development forum at Group Head level. The individual development plans generated by the large number of feedback meetings are also useful for continuously structuring success planning and appointment processes. The plan is to make this into a regular process and extend it to other levels of management.

Diversity management

There are many aspects to Commerzbank's corporate culture and the Bank is committed to the individuality of its employees. Commerzbank was accordingly one of the first companies to sign the Diversity Charter for Companies in Germany. The Bank has been proving that it does not just pay lip service to the concept of diversity for almost 20 years. If the focus then was on making it possible for women to combine a career with family life, now we are promoting a wide-ranging corporate culture involving a fair and open attitude towards different lifestyles and the diversity of our employees. The ability to combine family life with a career still continues to play a major role. Commerzbank supports parents well beyond what is required by law and negotiated agreements. One example of this is the "Kids and Co" nursery in Frankfurt, which we extended in 2006 by 20 places to provide a total of 100 full-time places. In the year under review, this looked after around 170 employees' children, mainly in the crèche. Employees are also entitled to use emergency childcare at 19 locations in Germany for up to 30 days at no cost. Flexible working hours and working from home help mothers and fathers both to be parents and to hold down a career at the same time.

Employee networks play an important role in the diversity process. The network for women, "Courage", the "arco" network – a meeting point for gay and lesbian employees – and the "Focus on Fathers" network for fathers all swap experiences, initiate projects on diversity themes and introduce their views to the corporate culture. One important "Focus on Fathers" project, for example, was the brochure entitled "New Ways Ahead for Fathers", which reported on the results of a poll of men. It is one of the first studies in the country dealing with the tension between "Fatherhood and Success in your Career".

For body and mind – health management

We want our employees to feel well! That makes it a priority for us to provide a working environment that maintains health and efficiency into a high old age. The Bank has been working since 2001 with DBGS Gesundheitsservice, which guarantees a uniform high standard nationwide in healthcare at work. DBGS Gesundheitsservice provides medical, as well as psychological and social, advisory services. Commerzbank is currently integrating all the measures it takes to promote healthcare into a long-term healthcare management system. Our healthcare management is aimed at not letting illnesses develop in the first place. So prevention is the top priority both in healthcare and in safety at work. There are grants for stress management seminars, a host of company sports groups, psychological care after bank robberies and much more. One of the major topics is preventing addiction. Together with employee representatives, we worked out an action plan in 2007. It is intended to offer help to affected employees as early as possible and enables line managers and colleagues to deal with the issue in an appropriate manner. Commerzbank is continuously expanding its activities in the fields of healthcare management and safety at work, and making them more systematic.

The number of employees complaining of increasing physical and mental demands at work has risen significantly in recent years. Banks are no exception. That is why we set up a project team at the beginning of 2008 to deal with this issue. The aim is to create awareness of the problem at the Bank and to develop preventative measures.

Working together successfully – to the credit of all concerned

HR work only succeeds when managers and employees at all levels and in all areas work together constructively and in a spirit of trust. We would therefore like to extend our thanks to the staff council members, to the representatives of the Bank's senior staff, and to the representatives of both the severely disabled and younger staff, who have made a contribution in the year under review. Our special thanks go to the employees whose commitment has made the success of our Bank possible.

Good money for a good performance
In 2005 we introduced a profit sharing scheme for our employees which – depending on the company result - is paid out in April. In the year 2007 we have in terms of the net return on equity achieved, again surpassed the third of four internally set thresholds and will make available for distribution a total amount of around €70 million. The payout is undertaken individually on a performance oriented basis and amounts to up to two monthly salaries. In this way we are enabling our staff to participate in the success of our bank and are at the same time rewarding the performance capacity of the individual.

Report on post-balance sheet date events

At the beginning of March 2008, we announced that we would be reorganizing our business in Central and Eastern Europe. The activities of all of the subsidiaries and branches in the region, which until now have been tied into the *Mittelstandsbank* segment for organizational purposes, will in future be brought together under a separate holding company with its own management and reporting. This restructuring reflects the rapidly growing importance of Central and Eastern Europe to the whole Group. By recognizing the holding company as a separate segment, we are also raising the level of transparency in our reporting at the same time.

There were no other significant business events.

Outlook and opportunities report

Real GDP
Percentage change on year

	2007	2008*	2008 IWF
USA	2.2	1.5	1.5
Euro zone	2.6	1.6	1.6
Germany	2.5	1.6	1.5
Eastern Europe	5.8	5.2	5.2
Poland	6.6	5.3	5.3

Exchange rates
year-end levels, respectively

	2007	2008*
Euro / Dollar	1.46	1.43
Euro / Sterling	0.73	0.73
Euro / Zloty	3.60	3.60

* Commerzbank

Future overall economic situation

In respect of economic growth in the industrialized countries, 2008 is by far not expected to be able to keep up with the good years preceding it. The crisis in the real-estate sector and its effects on the financial markets and retail consumption are likely to push the US economy very close to a recession. Even if there is no recession in the end, fear of one will keep returning as the dominant feature affecting the performance of the financial markets over the next few months. With growth of 1.5 %, 2008 will clearly be a below-average year for the US, to which the Fed will react with more rate cuts down to 2 % by the middle of the year. Although the US economy will accelerate again in 2009, the high level of indebtedness in private households, which makes a higher level of savings essential, means that growth will stay below average at just under 2 %, despite an expansionary monetary policy.

The global economy will not succeed in completely freeing itself of the effects of the weaker US economy, so that growth rates around the world will stay below those prevailing in 2007 – and the same applies to Germany. A weaker global economy, a strong euro and a rather restrictive monetary policy will leave average growth standing at best at some 1½ %. Although private consumption ought to revive somewhat in view of the improved situation on the labor market, this will not be enough to compensate for the slower pace of expansion in capital investment or exports. Since the overall euro zone economy will also be noticeably losing steam, the ECB is also likely to lower its key rate over the year. Although this will have a positive impact in the latter part of 2009, average growth in that year of 1¼ % is likely to be even somewhat lower than in 2008.

In view of the worsening outlook for the euro zone economy and assuming the deep recession in the US so feared by the markets does not come about, the euro ought to stop soaring for the time being against the dollar by the middle of the year at the latest. The flight into safe havens on the bond markets is likely to gradually turn around, although the ECB's expected rate cuts will put a limit on the increases in yields in the euro zone.

Future situation in the financial industry

Earnings growth in 2006 for banks in the European STOXX index (per share) stood at 22 %. Based on analysts' expectations[1], earnings per share at these banks grew by 4 % in 2007. The adjusted return on equity at European banks – as an approximation for the industry's profitability – is expected to be 16.6 % in 2007. Analysts expect profits at the banks in the STOXX index to rise by 9 % in 2008, but this will certainly depend to a very large extent on the prevailing overall conditions.

Commerzbank AG assumes that the situation on the global financial markets will gradually ease. But the overall situation will remain challenging. One may assume that the crisis will last for at least quite some time in 2008. However it is hard to say to what extent the crisis

[1] Source: IBES data, Bloomberg, as at Jan. 29, 2008

in the real-estate sector and the financial markets will have a negative impact on the performance of the economy as a whole, and whether or not similar problems might crop up in other countries such as the UK and Spain. In reaction to the tougher overall conditions, including lower economic growth in Germany, domestic and international banks will have to put a price on the increased risks in the form of higher margins. Greater risk awareness will also take hold in the capital markets business.

Earnings forecast

Outlook for significant items in the income statement

We expect net interest income to tend to rise slightly in 2008 as we are counting on an improvement in lending margins and a larger volume of deposits. Provisions for possible loan losses are likely to rise in 2008 to a level of roughly €700m, after a year which saw a substantial amount of provisions in the domestic *Mittelstand* business released. Net commission income in 2007 was also influenced by a positive one-off effect in *Mittelstandsbank*. Nevertheless we expect net commission income to improve in the current year. The biggest uncertainty lies by its very nature in the forecast for the trading result. Owing to the high degree of volatility on the financial markets, it is only possible to give a very qualified forecast. As of today, however, we are assuming that the trading result in 2008 will be better than in the previous year.

Operating expenses are likely to rise slightly as we intend to pursue our growth programmes in domestic private customer business, asset management as well as in Central and Eastern Europe in 2008, in order to further improve our market shares. But there is sufficient flexibility in the costs to be able to react quickly to changing market conditions.

The tax rate in 2007 was influenced by a number of special effects. It therefore seems probable at this stage that the tax rate will rise slightly again in 2008.

Financial outlook

Financing plans

Over the course of 2007, a significant rise in funding costs on the capital markets could be observed from the outset of the subprime crisis. This general trend has continued so far into 2008.

After the successful installation of an integrated Treasury organization at Commerzbank Group, we are aiming for further optimization and a reduction in the costs of the funding structure. The main ways in which we intend to achieve this are by greater use of structured capital markets issues, by increasing the deposit business and by an expansion of the cover pool for mortgage financings.

Overall we are planning on retaining our healthy mix of funding sources comprising customer deposits and issues on the capital markets, with the focus on secured issues. We aim to further reduce our dependence on the unsecured capital markets in the course of the year and achieve more diversification of our investor base in terms of type, region and currency.

Issue profile
as of December 31, 2007



22 % Senior unsecured bonds
6 % Subordinated issues
46 % Public-sector *Pfandbriefe*
8 % Lettres de gage
18 % Mortgage *Pfandbriefe*

For 2008 we are planning issues with a volume of approx. €30bn on the capital markets, made up as follows.


Secured issues approx. 2/3
20-25 % Jumbo *Pfandbriefe*
35-40 % Public-sector *Pfandbriefe*
15-20 % Lettres de gage
20-25 % Mortgage *Pfandbriefe*
Unsecured issues approx. 1/3
40-50 % Private placements
25-30 % Structured notes
5-15 % Capital
15-20 % Syndicated issues

Planned investments

In the Private and Business Customers segment, we aim to continue investing in 2008 in the growth programmes that have been so successful to date. This includes, for example, our new market presence, i.e. a clear promise to serve our customers by providing them with attractive products and skilled advice, as well as heavy advertising. We also aim to pursue our Branch of the Future project in 2008, optimizing our branch network in terms of cost efficiency and more advice on the spot. In Asset Management we are making ongoing investments in the cominvest Alpha programme with the aim of raising assets under management up to €100bn by 2011. Finally, we are planning to continue even more intensively the marketing and product campaign in the shape of comdirect's comvalue growth programme.

In *Mittelstandsbank*, besides acquiring new customers in Germany, we shall be investing in more growth above all in Central and Eastern Europe. For instance, we shall continue with the expansion started in the fall by BRE Bank online subsidiary mbank in the Czech Republic and Slovakia, and also raise the number of offices for corporate customers in Poland. In Germany, our focus will be on continuing the expansion of our financial engineering business but also on making investments in IT, triggered to a large degree by new regulatory requirements.

The biggest single investment in the Public Finance and Treasury segment will be the installation of the front office system, already in use at Group Treasury, to Eurohypo's Treasury in April 2008. This will ensure unified management of the whole Group's interest-rate position. In addition, we are investing in the restructuring of our Public Finance business model. The focus here will be on the integration of the Hypothekenbank in Essen business into Eurohypo.

Liquidity outlook

Over the course of 2007, a significant rise in funding costs on the money markets could be observed from the outset of the subprime crisis. Following sometimes massive interventions by the central banks at the end of 2007, funding costs on the money markets have so far been falling. We expect these costs to stabilize over the course of the year somewhere around the current level.

Liquidity management at Commerzbank is based on an integrated Treasury approach. This enables us to manage liquidity in the Group proactively in terms of efficiency and costs. Commerzbank Group has a solid funding structure and a comfortable level of liquidity across all maturity brackets. This ensures that in each of the liquidity scenarios calculated by Risk Control, the Bank can continue to carry out its core business without notable restrictions. The liquidity scenarios defined by Risk Control envisage changes in the liquidity situation under normal as well as under stressed market conditions, as well as in the unlikely event of a drop by one notch in Commerzbank's short-term rating or by two notches in its long-term rating for unsecured liabilities. To cover these eventualities, Treasury holds an appropriate liquidity cushion, comprising liquid, top-quality securities eligible for central bank borrowing purposes, in all major financial centers. We still do not expect any negative impact on our liquidity situation from the ongoing market disruptions.

We use an internal liquidity risk management model as a basis for our detailed liquidity management. We are planning to have our liquidity risk model certified by the banking supervisory authorities in 2008.

We held the key liquidity under Principle II – from January 2008 the standardized approach under the Liquidity Regulation – constantly at a comfortable level throughout 2007, and we aim to do the same in 2008. Our target corridor for Commerzbank's key liquidity is between 1.08 and 1.15. At the end of 2007, the actual figure for Commerzbank stood at 1.18.

Managing opportunities at Commerzbank

Commerzbank views systematically identifying and taking advantage of opportunities as a core management responsibility. This applies equally to day-to-day competition at an operational level and to identifying the potential for growth or improving efficiency at a strategic level. This way of thinking has led to a three-tier system of managing opportunities at Commerzbank.

1. Central strategic management of opportunities: identifying strategic alternative courses of action for the Group as a whole by the Board of Managing Directors and Strategy & Controlling (e.g. developing the portfolio of activities for specific markets and areas of business)

2. Central strategic and operational management of opportunities for the various areas of business: defining strategic and operational initiatives for improving growth and efficiency for the various areas of business by those managing them (e.g. developing portfolios of products and customers)

3. Local operational management of opportunities: all employees identifying operational opportunities based on customers and transactions (e.g. taking advantage of regional market opportunities and potential for customers)

Regardless of the level at which opportunities for the Group are identified, they will be turned into steps that need to be taken and assessed as part of the annual planning process. The aim here is to further develop the portfolio of the Group's areas of business with a balanced risk/reward profile.

The realization of the opportunities identified and the related strategic and operational measures that need to be taken are the responsibility of the person managing the area of business concerned. Checking the success of such measures is partly carried out with internal controlling and risk controlling instruments and individual agreements on objectives, and partly relies on external assessments (e.g. ratings, results of market research, benchmarking, customer polls, etc.).

Management of opportunities to create innovative solutions for customers is in addition being tied more and more into Commerzbank's corporate culture by means of its internal system of values. Living Commerzbank's values accordingly means taking daily advantage of opportunities for growth.

In addition, Commerzbank has built up an early warning system for issue management within Group Communications. This is where potentially interesting issues that could bring risks as well as opportunities for Commerzbank are identified at an early stage, systematically followed up and passed onto those responsible within the Group.

We have presented the specific opportunities that Commerzbank has uncovered in the sections on the various segments.

General statement on the Group's outlook

Despite overall economic conditions becoming cloudier, we view 2008 with confidence. Our business model has proved to be robust over the past few months and we consider ourselves to be very well positioned in the market with our strong customer base. The excellent performance in January has confirmed our expectations. That is why we believe that we can repeat the good results achieved in 2007 provided there are no serious negative surprises. If the markets permit, we may even exceed the results for 2007. We then aim to pursue this growth path in 2009 in order to achieve our medium-term goal of returns comparable to those of our international peers on a sustainable basis.

Risk Report

Information on the type and extent of risks arising from financial instruments in accordance with IFRS 7 is given in the risk report section of the Management Report and in the appendix.

I. Key developments in 2007

For risk management, 2007 was the year of the subprime mortgage crisis. The turmoil in the financial markets led to a significant increase in fluctuations in all areas. The credit and ABS markets were hit hardest by the crisis, with spreads widening to record levels in some cases. This had a particularly negative impact on the market values of asset-backed securities (ABSs), bank bonds and bonds guaranteed by monoline insurers.

ABS portfolios

Commerzbank Group's participation in securitization transactions involving our own loan portfolios was limited. We make sure that the programmes we originate and structure perform well. Our investments in secondary market securities throughout Commerzbank Group totaled €14.2bn (including €2.1bn in the trading book) as of the end of 2007, which represents a share of less than 0.1 % of the total market and about 2 % of our total assets. At the end of the year we still had €2.3bn booked in the Kaiserplatz conduit, but the volume dropped to €1.4bn in January 2008. Other investments or liquidity lines in conduits totaled only €156m by the end of 2007.

Our portfolio is broadly diversified in terms of products and regions (for details see Section IV, 3) and – apart from the subprime assets, most of which have now been downgraded several times– is primarily in the investment-grade range, particularly in securities rated AAA and AA, and often with government guarantees. All assets have been fully consolidated in the balance sheet of Commerzbank Group for many years – even if they were booked in conduits – and have been subject to ongoing risk monitoring based on portfolio limits for the underlying asset classes and on external ratings. In the evaluation of structured credit pools by third parties this method of limiting risk did not prove to be robust. From now on we will therefore always insist on the "look-through" approach for secondary market investments in ABSs, which means that we will critically check the underlying asset pools in addition to the external rating.

Subprime crisis

Having put our residential mortgage investments – specifically US ABS investments – on hold in 2006, we formed a working group in March 2007 that was charged with analyzing the default risks of the underlying credit pools of subprime investments. This allowed us to considerably expand our expertise in the area of subprime valuations. The Commerzbank boards received regular reports on the results of these assessments, which were often very complex. In line with our goal to provide prompt and transparent information, Commerzbank published the extent of its ABS investments in the US subprime market – a volume of €1.2bn – and the underlying rating structure on which these investments were based in its 2007 mid-year report. Since trading in ABS subprime tranches virtually came to a complete halt in the second quarter and market prices were no longer available, we have based our valuations since then on indices (the ABX for RMBSs and the TABX for CDOs).

On the basis of the index valuation, we reported a €98m market value markdown in the quarterly financial statements, comprising €44m of impairments on AFS (available for sale) positions and €54m in the revaluation reserve (before taxes). At this point we were assuming that the 6 % record levels for cumulative losses suffered by subprime mortgage pools would not be exceeded. In the course of the year expert estimates for these cumulative losses were raised to 19 % and higher (especially for subprime mortgages dating from 2006).

In the course of this development, there were many waves of downgrading by external ratings agencies, which involved considerable market value losses in the indices in practically all rating categories. Even original AAA and AA ratings were affected, especially if they involved mezzanine ABS tranches (CDOs with underlying assets consisting of RMBS tranches with A and BBB ratings).

The collapse of the ABX index in the second half of 2006 indicates how dramatic this development was in the last six months of the year: it dropped from 77.5 for the BBB tranche on March 1 to as low as 20.5 by the end of the year. We made continuous and prompt efforts to deal with this negative market trend and thus reported further losses in market value of €553m for the third quarter (including a €291m charge against earnings) and €248m for the fourth quarter. Our CDO book is now largely impaired. The non-impaired positions include primarily Eurohypo's RMBS tranches, for which we carried out a very detailed analysis based on individual credit pool data. We will continue this analysis in the future.

Municipal bonds

Public Finance has exposures in North American municipal bonds guaranteed by monoline insurers that total approximately €6bn. We have carefully analyzed the underlying assets, and in the case of the municipal bonds we do not see any need for impairment at the present time due to good credit quality.

US monoline insurers

US monoline insurers are special insurance companies that focus on guaranteeing North American municipal bonds and take on the responsibility of refinancing them at favorable terms. Our direct exposure to US monolines now amounts to only a double-digit million figure. We are relying on the guarantees of US monoline insurers for only €64m worth of US residential mortgage ABSs. However, either repayments are well advanced or we are at the top of the "waterfall" in these cases, so we do not see any need for impairments in this area at the present time.

Liquidity risk management

Commerzbank has been able to respond quickly and strategically to changing market situations using the liquidity risk measurement and control method that was developed and established internally years ago – the available net liquidity (ANL) concept. Thanks to methodological flexibility, we were able to carry out ad hoc scenario analyses as needed. The model assumptions were continuously validated and adjusted in order to take into account the reduction in market liquidity caused by the crisis. Our conservative liquidity management system, our effective ANL-based stress analyses, the market proximity of our Treasury and the trust of our clients even made it possible for us to obtain significant additional funding from all business lines. The result was that Commerzbank had a comfortable liquidity position at all times and was even occasionally able to provide additional liquidity to the financial markets.

Market risk

The uncertain situation in the financial markets led to continued repricing of assets, which was frequently due less to deteriorating credit quality of the underlying asset than to significantly reduced market liquidity. Because of the structure of Commerzbank, the biggest potential market risk came from the increase in credit spreads and the uncertainties in the equity markets. Secondary market ABSs and the banking books in the Public Finance segment were particularly affected by this. This is reflected in the market value changes in the revaluation reserve, which was reduced by €843m in 2007 to €903m after taxes. Through early hedging of large investment positions, Commerzbank was able to prevent further hits to the revaluation reserve.

Risk provisioning and default portfolio

Provisions for possible loan losses showed a very pleasing trend. In spite of the difficult market environment, Commerzbank achieved a net provision for possible loan losses of €479m (= 15 bp on the balance sheet credit volume or 10 bp on the banking book exposure at default) – the best result in the last two decades. Compared with the previous year, this represents a decrease of more than €450m. This result was possible chiefly because of a very good Intensive Care result.

As of December 2007, the default portfolio stood at €11.3bn, after reaching €14.7bn at the end of 2006. The good external conditions in the first six months of 2007 had a positive impact on realization of collateral and consequently on the outflow from the default portfolio. As a result, the default volume was reduced by about €3.4bn, even without executing large-volume portfolio transactions. The default portfolio is defined in conformity with Basel II, which means that it contains all 90-days-past-due loans. The coverage ratio (collateral, loan loss reserves) continued to improve in 2007 and reached 93 %.

Retail lending

Implementation of the retail lending platform designed in connection with the Eurohypo integration and the creation of a back office function strategically focused on risk optimization was successfully completed in September 2007 with the migration of the loan portfolio to the new IT system. We are certain that the run rate of provisioning for the performimg loan book will be sustainably reduced by separating credit processing and back office functions (already completed) and using improved and accurate scoring systems. The €240m risk provisioning figure (compared with €599m in 2006, including €293m special provisions) shows that we are on the right track.

Basel II certification

Certification of the most advanced Basel II approaches for credit risks and operational risks was a major success for our risk management in 2007. At the beginning of 2008, Commerzbank was granted permission to apply the advanced individual rating based (AIRB) approach to the loan book and the advanced measurement approach (AMA) to the measurement and capital requirement of operational risks. The new capital adequacy regulations result in a risk-weighted asset (RWA) reduction on a group-wide basis of about 11 %, according to internal test calculations. The Basel II AIRB approach, which is much more risk-sensitive, thus reflects our good portfolio quality. Because of the expected economic slowdown, however, it is impossible to rule out a smaller reduction in the future due to the known procyclical effects of the AIRB formula.

Now that certification has been granted, over 65 % of the loan book of the Commerzbank Group can now be valued according to the new provisions for the AIRB approach. Reaching this important goal also involves a comprehensive reorganization of risk management. Monitoring, control and reporting has already been switched to the Basel II parameters independently of the certification results. This means that the new indicators are now firmly established in our operating units as management parameters and, in addition, that there is now significant value-generating impetus due to ongoing improvement in data quality, transparency, and ultimately better ways to make anticipatory changes in the portfolio.

Operational risk

Successful certification of the advanced measurement approach (AMA) means that the specific risk profile of the Commerzbank Group has now become the basis for capital requirement for operational risks. This will therefore allow the front and back office units to systematically promote and support risk limitation in the future.

In 2007, realized losses and increases in provisions for ongoing litigation totaled €133m.

We also subjected our internal trading control systems to another critical review in 2007. Even if cases of fraud can never be totally ruled out, we still have a large number of control systems and safeguards that are intended to prevent them. These include regular counterparty enquiries by our internal auditing group, systematic handling of information received from stock exchanges and regulatory authorities and other conspicuous issues, a control process for cancelled transactions, established front office and back office reconciliation processes, and many other procedures. Last but not least, we place great emphasis on monitoring traders' risk positions as part of direct management by their immediate supervisors.

Further organizational development

In light of significantly increasing requirements, risk control was split into two separate departments in 2007, based on risk categories: Credit Risk and Economic Capital Control (ZCE) and Risk Strategy, Market and Operational Risk Control (ZMO).

This reorganization has proved to be very effective in the current crisis. ZMO was able to concentrate on market and funding risks, whereas ZCE focused on successfully completing our Basel II project and managing parameters in lending operations.

In mid-2007 a project for creating a group-wide intensive care unit was set up. This new back office function – Intensive Care – went into operation on February 1, 2008, and is responsible for all substandard and non-performing loans throughout the group (grey and black areas).

Because of the increasing focus on the growth market in Eastern Europe, the function of segment CRO (Chief Risk Officer) for Eastern Europe was created in March 2008. This officer is responsible for monitoring risks in these markets. The objective is to make the risk and credit culture more uniform by harmonizing risk standards and risk communication and by creating platform solutions for Retail and Corporates & Markets in order to be able to achieve our ambitious growth targets (both organic and by acquisition) in these markets. Members of the Risk Management Board are also taking on the job of segment CRO for other segments.

Since mid-2007, all risk functions in the Commerzbank Group have been consolidated in the Risk Management Board under management of the CRO and are therefore highly integrated. This body has proved to be very productive in planning and budgeting issues and in focusing and prioritizing, and it enables the CRO to be more efficient and achieve better coordination in his area of responsibility.

Lessons learned

The current crisis has shown how important it is for the financial industry to make sure that all parties involved are able to correctly evaluate how traded products function. In addition, sustainably good risk results require reliable forecasts, a high degree of transparency and an anticipatory risk management system based on a clear and systematic risk and business strategy (management by anticipation). Even small exposure at default (EaD) components (such as in the subprime business) can trigger large losses, and that is why there must be a firm focus at all times on latent and acute potential risks. Last but not least, the four C's form the indispensable foundation of successful risk management: credit culture, competence, communication and contacts. These elements must always have high priority in market and risk areas, both internally and externally. Other success factors include the following:

- **Lending & investments:** transactions will only be executed if well-founded internal risk assessments (based on the look-through approach) are possible.
- **Portfolio management:** limiting the risk appetite to sustainable profitability; no deviation from standards in "relaxed" periods; limiting bulk risks; timely analyses, including under stress conditions; systematic hedging or workout in the case of identifiable portfolio weaknesses.
- **Liquidity:** all business models must be verified by considering market liquidity, and a sufficient buffer must be guaranteed, even for unexpected crisis situations.
- **Rating systems:** ongoing analysis based on market changes and expert knowledge; regular validation.
- **Intensive Care:** a core competency within an efficient risk management system, it is indispensable for early detection, improved workout results and optimization of the Basel II parameters.
- **Stress and scenario analyses:** an effective combination of analytical methodology and expert knowledge must guarantee that stress scenarios are realistic and that they can be implemented in the form of reliable strategies for action.

II. Risk-oriented overall bank management

1) Risk management organization

The crisis in the financial markets in 2007 has again shown that risk transparency and independent risk measurement are critical success factors for controlling banking risks professionally. The key jobs of risk management are therefore the same as always: identification of all significant risks and risk drivers within the Group, independent measurement and assessment of these risks, and risk/return-oriented management within the Commerzbank Group on the basis of these results and estimates.

Risk is defined by Commerzbank as the risk of potential losses or profits foregone, a risk that can be triggered by internal or external factors. Risk management distinguishes between quantifiable risks – those for which a value can normally be given in annual financial statements or in commitment of capital – and unquantifiable risks.

Commerzbank's Board of Managing Directors defines risk policy guidelines as part of its established overall risk strategy for the Commerzbank Group, which is reviewed annually and consists of various sub-strategies for the main categories of risk. Business strategy and risk strategy are integrated at Commerzbank in the key parameters (capital commitment and expected loss, or EL), which guarantees that the strategic orientation of the Commerzbank Group will be in line with its risk management system.



Quantifiable risks
Unquantifiable risks
Credit risk
(counterparty/underlying risk, residual value risk in leasing)
Market risk
(incl. market liquidity risk participation and real-estate risk)
Operational risk
(incl. legal risk)
Liquidity/
funding risk
Business risk
(mainly deviations of expenses and income from budget)
CRO
Generally classified as operational risk
Reputational risk
Business strategy risk
IT risk
Process & organizational risk
Compliance risk
Personnel risk
Investment risk
CEO
COO
CFO

The Chief Risk Officer (CRO), who is responsible for all quantifiable risks, is also responsible for implementing the risk policy guidelines established by the Board of Managing Directors throughout Commerzbank Group. The CRO regularly reports to the Board of Managing Directors and to the Risk Committee of the Supervisory Board on the overall risk situation within Commerzbank Group. In addition to risk control responsibility, the CRO is also responsible for the back office units throughout Commerzbank Group. The segment CROs also report to him and normally have a dual function since they also exercise responsibility for risk control or credit line functions.



Managing ...
... integrating into the organization & coordinating with the front office ...
... communicating
Risk Management Board
CRO
Risk Control
Credit line functions/ Credit Risk Management
Segment CROs
Credit Risk & Economic Capital
Risk Strategy, Market and Operational Risk
Private & Business Customers
Corporates & Markets
CRE & Public Finance
Eastern Europe
Intensive Care
Committees
Board of Managing Directors
Credit Committee
Market Risk Committee
OpRisk Committee
Country Risk Credit Committee
Internally
• Risk strategy
• Quarterly Risk Report as primary communication medium of the risk area
• Risk Committe of the Supervisory Board
• To all relevant decision-makers
Externally
• Investors
• Analysts
• Rating agencies
• Press & media
• Regulators

For operational implementation of risk management, the Board of Managing Directors has delegated tasks to specific committees under the supervision of the CRO. These committees act independently within their own delegated authority and assist the Board of Managing Directors in making decisions on risk-related issues. They represent both front office and risk control perspectives, but under the German MaRisk regulations (Minimum Requirements for the Risk Management of Credit Institutions) the risk control side cannot be outvoted.

2) Risk-taking capability

As part of the task of monitoring risk-taking capability, the Commerzbank Group's aggregate bank-wide risk (measured as economic capital at a confidence level of 99.95 % and a holding period of one year) is compared with the capital available for risk coverage (primarily equity components). The goal of the comparison is to establish whether Commerzbank is in a position to identify potential unexpected losses and to cover them from its own funds without serious negative business consequences.

In accordance with Commerzbank Group guidelines, there must be a buffer of at least 20 % in the base case between available capital for risk coverage and economic capital, excluding diversification effects between risk categories. The capital buffer requirement has been broken down into specific sub-targets for individual portfolios as part of the overall risk strategy. All buffer targets were met throughout 2007.

In a dynamic analysis, various stress and scenario analyses for specific risk categories and across all risk categories are carried out. In particular, negative economic and market performance is simulated along with their impact on relevant risk drivers and parameters, and the consequences for Commerzbank portfolios are analyzed and action plans determined. The goal of this analysis is to guarantee Commerzbank's risk-taking capability even in cases of stress. In other words, even in a stress situation the need for economic capital must always be smaller than the available capital for risk coverage.

Risk-taking capability for the Commerzbank Group in € bn (December 2007)


7.1 (7.5)
Capital available for risk coverage incl. subordinated capital
29.2 (30.0) € bn
4.8
2.7
1.2
0.6
9.3 (9.5)
15.1 (14.6)
18.1 (18.7)

Buffer	**61 %** (60 %)	**48 %** (49 %)	**17 %** (22 %)
Target buffer for 2007	> 30 %	> 20 %	> 0 %

- Economic capital incl. diversification effects between risk categories
- Economic capital – Credit risk
- Economic capital – Market risk
- Economic capital – Operational risk
- Economic capital – Business risk
- Stress test for economic capital
- Capital available for risk coverage

Values in parentheses: previous year

3) Risk strategy

On the basis of the analysis of its risk-taking capability and its business strategy, Commerzbank defines guidelines and limits for exposure to risk positions as part of its overall investment strategy. For management of segments and business areas, internal targets are also used as limiting factors for risk-taking. These include targets for regulatory capital requirement, for the return to be achieved on this capital, for the maximum reliance on Commerzbank's funding capital (see Section IV, 2) and for risk appetite as a function of the earnings situation.

The risk strategy is used particularly for value-oriented optimization of strategic asset allocation within the Commerzbank Group and for management of correlation and concentration risks across risk categories, as was seen recently in connection with the financial crisis. The risk strategy is broken down into sub-risk strategies (see Sections III to V). Limits for the relevant risk parameters of the respective portfolios are defined and systematically monitored. Significant deviations immediately trigger countermeasures or adjustments and involve the relevant boards and committees, in compliance with MaRisk.

Unquantifiable risks are subjected to strict qualitative monitoring in compliance with Pillar II of the Basel Accord and MaRisk.

4) Risk appetite

In addition to risk-taking capability, which monitors the capacity for absorbing risks up to a specific level, risk appetite defines the willingness to incur risks as a function of the portfolio's profitability.

The risk strategy must reflect and critically question the targets and plans established as part of the business strategy. Thus business strategy parameters play a key role is determining risk appetite. In addition to portfolio quality, these risk components include projected income and target profitability.

Risk appetite is limited at Commerzbank by the requirement that the expected Group loss stemming from the risk content of our portfolio, as stressed at the 80 % confidence level, must be below earnings after the cost of capital, which means that over a five-year model horizon the risk positioning for the given portfolio must at least make it possible to earn the cost of capital.

- **Portfolio quality:** in order to determine an adequate risk appetite, the segment-specific volatility of the expected loss must be considered. Portfolio quality is incorporated into the definition of risk appetite by including segment-specific volatility ranges.

- **Projected income:** in defining risk appetite, we analyze the projected income minus operating expenses for each individual segment and determine how much room for risk a segment can afford. Since risk appetite involves room for risks, the underlying income figure must be analyzed before planned risk (operating income before risk provisioning).

- **Group target profitability:** Commerzbank defines a minimum level for return on capital as part of its planning. The capital committed to a given segment must produce at least the target return in each of the five modeled years in order to generate added value.

In the result for operational management, specific expected loss limits that confine the risk appetite to a reasonable level are determined for each segment and business line. This means that if income grows in accordance with projections, the potential growth of EaD (exposure at default) is also limited depending on the risk density. If a business line is able to reduce risk density, for example, then it can realize additional EaD growth, and vice versa.

5) Capital management under Basel II

In 2007 the focus was on final implementation of the capital adequacy guidelines under Basel II. In order to clarify the significance of the regulatory risk indicators for Commerzbank Group as a whole, we devoted special attention to capital management under Basel II as well as to economic capital analysis. In so doing, we are raising awareness of both the Basel II parameters and data quality and its impact within our organization. At headquarters we advance the harmonization of the database and risk parameters used for regulatory purposes and economic capital management.

EAD Coverage for Group (%)



13.11.2007
48
17.12.2007
63
31.12.2007
64
31.12.2008
84
31.12.2009
92*
Entry threshold in AIRB (50 %)

RWA Coverage for Group (%)



13.11.2007
48
17.12.2007
63
31.12.2007
64
31.12.2008
78
31.12.2009
92
Entry threshold in AIRB (50 %)

*92 % AIRB "exit threshold" already reached in 2009 – target for 2012 under SolvV

We completed certification of our key processes in 2007 as planned. By the end of 2007, approximately 65 % of the Commerzbank Group's portfolio had been approved by the regulator for valuation based on the AIRB approach.

Change in regulatory capital requirements as the result of Basel II
(in %)



-50
-40
-30
-20
-10
0
+10
+20
+30
+40
+50
Segment
Retail
Mittelstandsbank (incl. BRE)
Corporates & Markets
Commercial Real Estate (incl. Corecd)
Public Finance (incl. Essen Hyp)
Neutral & ZIA
Group total

With the AIRB approach under Basel II, the capital adequacy requirement is much more risk-sensitive. It is possible, based on internal rating methods, to obtain a higher capital requirement for high-risk portfolios and a lower capital requirement for portfolios with a lower risk content than was previously possible under Principle I. Although Commerzbank

was not allowed to use the AIRB approach until January 1, 2008, we started carrying out internal test calculations early in 2007. As of December 31, 2007, these internal test calculations yielded a reduction of about 11 % in risk-weighted assets and thus significant additional capital leeway, in spite of the capital requirement for operational risks that will be in place for the first time.

As a result of the economic slowdown, however, the capital reduction effect may also be counteracted by ratings downgrades and lower collateral proceeds. Nonetheless, we expect to include approximately 30 % more of our EaD in the AIRB approach under our continuing certification process, enabling us again to generate savings of up to 5 % in risk-weighted assets.

We are confident that in the long term it will be possible to use internal credit risk models for regulatory capital adequacy purposes. We are therefore continuing to develop the Commerzbank credit portfolio model in 2008, which is based on an analytical approach and is already extremely efficient, and we will expand it in the course of the year into a comprehensive simulation model. The primary goal of further development is to have a maximum degree of flexibility for calculating the risks of ever more complex credit products in a rapidly changing market environment.

Feature	Basel II	New model
Capital allocation	∷	∷
Consistent view, internally and externally	∷	∷
Risk-sensitive precision parameterization of complex products	┘	∷
Precise measurement of regional diversification or concentration		∷
Capturing credit quality changes	┘	∷
Fine-tuning to Commerzbank portfolio with large real-estate component		∷
Possibility of stress tests for specific types of use (real estate)		∷

∷ = met; ┘ = partly met; blank = not met

In addition, expanding the model will make it easier to compare regulatory and economic capital. As a result, we are very well equipped for the regulatory review processes that form part of the Supervisory Review Process (Basel II, Pillar 2).

6) Risk communication

The most important medium for describing risks in the Commerzbank Group is the internal Quarterly Risk Report or QRR, which gives a detailed overview of the Group's quantifiable risks every three months and forms the basis for reporting within the Board of Managing Directors and the Risk Committee of the Supervisory Board.

Externally our aim is to create trust among the public and among private and institutional investors through our policy of transparency and openness regarding risk issues. In addition, the requirements for disclosing risk ratios are becoming more and more stringent in 2008 as the result of the new Solvency Regulation (SolvV), which has now taken effect in Germany. The disclosure requirements relate to capital adequacy, risk strategy, and the qualitative and quantitative reporting of risks incurred.

Although complete disclosure under SolvV will be required for the first time for 2008 and for the 2008 Annual Report, Commerzbank would already like to introduce shareholders and analysts to the complex topics and facts involved and is therefore already orienting itself

around the new requirements in sections of the 2007 Annual Report. For example, the information on credit risk is based to a large extent on Basel parameters such as EaD (exposure at default) and EL (expected loss). Risk density, an important measure, qualifies EL as compared with EaD and expresses the risk content of the respective exposure in terms of basis points. The risk provisioning ratio for new cases (run rate) generally oscillates around the risk density.

III. Default risk

In credit risk management we have systematically implemented the Basel II parameters. In addition to efficient rating systems, this involves a firmly established, common and uniform standardized understanding of the risk situation (credit culture). We maintain this culture through a comprehensive training and continuing education programme and review portfolio status and migration through regular asset quality reviews

Rating systems

A good scoring or rating process is characterized by good discriminatory power, which means that the methods used must differentiate reliably between "good" and "bad" clients (the Gini coefficient). The results of our scoring or rating processes are the future probabilities of default (or PD) for our borrowers.

Beyond the default risk rating, correct assessment of the severity of the loss (loss given default, or LGD) is essential for reliable and integrated risk assessment. The loss given default is primarily determined by the expected proceeds from collateral and unsecured loan components and by the outstanding loan amount on the default date (EaD).

Finally, combining the above components yields an assessment of the risk of loss or the expected loss (EL) and the loss density or risk density (% EL), which is the ratio of EL to EaD. Both the percentage probability of borrower default (client rating) and the risk density of a loan commitment (credit rating) are assigned to rating classes by way of the internal master scale.

The group-wide use of uniform rating processes for each asset class is ensured by Commerzbank's "single point of methodology" rating landscape. This uniform process architecture not only facilitates risk management and monitoring but also prevents rating arbitrage within the Commerzbank Group.

Credit risk management

Management begins by actively using the transparency obtained in the rating process in combination with an anticipatory assessment of future environmental conditions (such as the economy, markets and interest rates). By using simulations and stress tests, it is possible to develop optimum strategies for portfolio positioning and optimization. This iterative – and sometimes very complex – strategic process is necessary before the day-to-day business can be managed by establishing operational guidelines (e.g. limits, minimum margins, documentation, etc.). Close cooperation and good communication between front office and credit line functions and naturally also with our clients are absolutely essential for the success of the business and risk strategy.


New business
Rating (PD, LGD etc.)
Capital assessment (B2, EC)
Pricing
Credit administration
Process triggers
Monitoring
Internal reporting
External reporting
Calculation engine
Risk management database
Transparency
Anticipation
• Economic cycle
• Market trend
• Currency & interest rates
Simulation & stress tests
Setting limits
• Competencies
• Expected loss limits
• Unexpected loss limits
• Capital- and price calculation
• Risk appetite
Production
Model
Control & management

This management process is based fundamentally on two parameters: unexpected loss (UL) and expected loss (EL). While the limits based on unexpected loss – namely risk-taking capability (as stress on equity) and risk appetite (as stress on the income statement) – are strategic or tactical tools of Group management and also serve to limit bulk risk, risk management is operationally implemented on the basis of expected loss limits. These limits can be easily used in daily business. In addition, EL is the key parameter for systematic risk/return-adjusted pricing.


Risk-taking capability
Risk appetite

1) Commerzbank Group

The starting point for controlling and monitoring default risks or counterparty risks under Basel II is exposure at default (EaD). Whereas charges against earnings are determined on a daily basis by mark-to-market measurements (or mark-to-index or mark-to-model, if market prices are lacking), the measurement of banking book positions depends on whether the positions are booked as loans & receivables (L&R) or available for sale (AFS). Provisions for possible loan losses are made in the case of L&R, but with the AFS positions the balance-sheet measurement is more complex. If the impairment in value as indicated by market prices or indexes is only temporary in nature, then it is booked to the revaluation reserve as a deduction item. But if the impairment in value is classified as permanent, then the position must be impaired. In contrast to the deduction items in the revaluation reserve, impaired market values or index losses have a direct impact on the income statement. The first time that Commerzbank was negatively impacted by significant impairments was in 2007, when impairments in the fixed income area totaled €636m, whereas before than time impairments had played a role primarily in the area of investments (especially in fiscal year 2002).

The AFS positions include both the major portion of the ABS positions as well as the securities investments of the Public Finance segment.

All of Commerzbank's counterparty risks are combined for the first time in one number in the Basel II term exposure (EaD). The goal is to create a uniform measure of value for credit risks. All products (including letters of credit, open committed lines, derivatives, etc.) are converted to the default risk of a cash loan based on the individual credit conversion factor (CCF). For internal control purposes, EaD represents the best estimate of the maximum credit risk position under IFRS. Uncertainty about utilization of contingent liabilities is accounted for conservatively. In order to improve credit quality and thus to reduce credit risk,

Exposure at Default (EaD) - overall breakdown
in € bn as of December 2007


558
(548)
63
(56)
127
(131)
368
(361)
Trading book
Banking book - AfS
Banking book - L&R

No positions banking book – held to maturity

Values in parentheses: previous year

Commerzbank holds collateral in the form of real estate, financial assets, transfers of title and pledges, which are subject to regular reviews of market value. In order to account for credit risk reduction, the market values carry specific collateral-related deductions that are estimated on the basis of historical recovery data and statistical models reviewed by regulatory authorities. Guarantees and collateral from credit derivatives are also included.

The expected loss on the Bank's EaD thus yields the default risk based on uniform standards, regardless of whether the default is later booked as a loan loss provision, impairment or trading loss. The EL on the Bank's EaD of €558bn as of the end of 2007 was €1,047m, which corresponded to a risk density of 19 bp. The charges against earnings totaled €1,163m (including loan loss provisions of €479m, AFS impairment of €636m and trading book losses of €48m) and were therefore 11 % above the EL. A comparison of the losses according to the three balance-sheet positions with their EL shows significant differences in 2007:

in € m	Expected loss at end of 2007	2007 Charges against earnings Run Rate	2007 Charges against earnings Net
Loans & receivables	982	957	479
AFS positions	25	636	636
Trading book	40	48	48
Total	**1,047**	**1,641**	**1,163**

The comparison between the run rate of charges against earnings and the expected loss shows good agreement in the area of loans & receivables. However, there are substantial discrepancies for the AFS area, caused primarily by the overrated risk quality for the secondary market ABSs based on external ratings. We are therefore subjecting the EL valuation of default risks in the AFS positions to a critical review. For 2008 we are expecting several additional impairments, for example in embedded derivatives, based on the continuing market weakness for secondary-market ABS positions. In addition, we are forecasting further decreases in market values for residential mortgage-backed securities (RMBSs).

Exposure at Default (EaD) – Breakdown
in € bn as of December 2007



10 (11)
61 (64)
495
(491)
201
(219)
95 (73)
42 (42)
86 (82)

Risk density (Banking book)
in bp as of December 2007



40 (46)
36 (38)
26 (22)
28 (34)
3 (2)
20 (21) Group banking book

Private and Business Customers
Mittelstandsbank
Corporates & Markets
Commercial Real Estate
Public Finance and Treasury
Others and Consolidation

Values in parentheses: previous year
Expected loss | Actual as of December 07: €1,007m | 2008 limit: €1,040m

Let us now turn to the structural analysis of our banking and trading book positions based on the core parameters EaD and EL. For this purpose, the default portfolio is excluded (for details see III, 7). As the graph on page 110 shows, we have made considerable progress in implementing our credit risk strategy in the past year.

We were able to keep the Group EaD largely constant, and we also achieved substantial growth in *Mittelstandsbank*, where the EaD increased by 30 % to €95 bn. At the same time, the risk density in Commerzbank Group was reduced overall to 20 bp, down from 21 bp. Corporates & Markets, which was especially affected by the subprime mortgage crisis, was the only area in which the risk density increased – to 26 bp from 22 bp. On the other hand, risk density was significantly reduced in the three large franchise segments: Private and Business Customers, Commercial Real Estate and *Mittelstandsbank*. We began fiscal year 2008 from this improved position.

In the trading book the structure appears as follows:

Exposure at Default (EaD) – Breakdown
in € bn as of December 2007

Risk density (Trading book)
in bp as of December 2007



0 (1)
4 (4)
14 (14)
63
(56)
44 (37)
31 (24)
5 (4)
1 (1)
6 (5) Group trading book
Private and Business Customers
Mittelstandsbank
Corporates & Markets
Commercial Real Estate
Public Finance and Treasury
Others and Consolidation

Values in parentheses: previous year
Expected loss | Actual as of December 07: €40m | 2008 limit: €40m

In the trading book the EaD volume is comparatively low at €63bn and has hardly changed at all. With the exception of *Mittelstandsbank*, which has a higher risk density of 31 bp (but lower than in the banking book), all risk densities are single-digit. They are also lower than in the banking book, which underscores the good quality overall of the trading book risks.

2) Private and Business Customers

In 2007 risk density in the performing loan book was reduced from 46 bp at the end of 2006 to 40 bp at the end of 2007 as the result of risk-mitigating measures, favorable conditions and an improved methodology in assessing position risk. This corresponds to an expected loss (EL) of €246m. The retail portfolio consists of seven homogeneous sub-portfolios with very different risk structures: as expected, we find the highest risk density (138bp) in installment loans, whereas about 60 % of EaD is tied up in the residential mortgage area, which has a risk density of 34 bp (increase due to a new scoring system). Product-specific and systematic risk-adjusted pricing ensures we cover risk costs and also achieve our profitability targets.

Exposure at Default (EaD) – Breakdown
in € bn as of December 2007


1 (1)
3 (3)
1 (1)
5 (4)
9 (10)
6 (6)
61
(64)
37
(40)

Risk density (Banking book)
in bp as of December 2007


138
(127)
64 (85)
48 (83)
34 (31)
32 (42)
5 (8)
40 (46) Segment banking book

- Mortgage loans to individuals
- Investment properties < 1/3 commercial
- Individual loans
- Consumer loans*
- Installment loans
- comdirect
- Other

* Credit card, lines of credit
Values in parentheses: previous year

Expected loss | Actual as of December 07: €245m
2008 limit: €240m

In the Private and Business Customers segment in 2008, we are aiming for an EL level well below €240m and a further reduction in risk density by the end of the year. We are confident that we will be able to meet or even exceed these goals given the slight reduction in positions as the result of a systematic focus on value-creating new business in a stable environment.

3) *Mittelstandsbank*

Of the banking book EaD for Commerzbank as a whole totaling €495bn, the *Mittelstandsbank* portfolio accounts for 19 % (= €95bn). *Mittelstandsbank* has a higher risk density than the portfolio for the bank as a whole (36 bp vs. 20 bp), which is due primarily to the Eastern Europe and BRE Bank sub-portfolios.

Exposure at Default (EaD) – Breakdown
in € bn as of December 2007


4 (4)
4 (4)
16 (9)
14 (9)
5 (3)
100
(77)
56 (49)

Risk density (Banking book)
in bp as of December 2007


62 (70)
61 (76)
34 (32)²
25 (24)
19 (31)
36 (38) Segment banking book³
31 (24) Segment trading book³

- Germany[1]
- Central- and Eastern Europe
- BRE
- Financial Institutions
- Asia
- Trading book

Values in parentheses: previous year
[1] including Germany (BB) | *Mittelstand* €14bn | Large customers and others €42bn
[2] *Mittelstand* 52 bp | Large customers and others 27 bp
[3] Expected loss: Actual as of December 07/2008 limit | Banking book: €345m/€360m | Trading book: €14m/€8m

We were able to reduce risk density to 36 bp from 38 bp in the course of the year, in spite of a strong increase in volume, due to the sharp decline in risk density at BRE Bank and a quality-oriented limit allocation for our Financial Institutions portfolio. It is expected that the risk indicators and also the profitability of *Mittelstandsbank* will be negatively affected if there is a slowdown in the economy, due to growth in smaller mid-market businesses with weaker credit quality and in Eastern Europe.

The comparatively high granularity of the *Mittelstandsbank* portfolio has a risk-mitigating effect. The EL of the portfolio stood at €345m in 2007 and significantly exceeded the actual defaults (run rate €263m). This different is principally due to the favorable phase in the economic cycle.

Based on EaD, the *Mittelstandsbank* portfolio is dominated by the domestic branch business (total percentage of *Mittelstandsbank*: 59 %). The economic environment in the core market of Germany is characterized by high GDP growth, strong exports and a declining number of insolvencies. Nonetheless, the risk density rose to 34 bp from 32 bp. Since the goal of *Mittelstandsbank* Germany is to expand market share with a particular focus on SMEs, we are striving for further growth in EaD and are willing to accept a slight growth in risk density due to the economy and the portfolio structure.

Central and Eastern Europe are among Commerzbank's declared growth regions. As measured by EaD, Eastern Europe already accounts for 20 % of the *Mittelstandsbank* portfolio (only 5 %, however, without BRE). Business strategy is oriented to a combination of organic and acquisition-led growth (e.g. Ukraine). There is an increasing focus on local SMEs and a growing number of SME customers in the Czech Republic, Slovakia and Hungary. In the Eastern European segment we are placing particular emphasis on the special cyclical and growth-related characteristics that differ from the overall portfolio, and we are using special control instruments for these features.

BRE Bank in Poland, which is focusing on expanding the *Mittelstandsbank* concept and on strong growth in the private customer area (with high collateralization ratios), accounts for 15 % of the *Mittelstandsbank* portfolio. EaD growth is based on growth in market share in the retail lending business. The collateralization common in this area benefits risk density, which improved from 76bp as of December 2006 to 61bp as of December 2007.

In Asia (EaD percentage of *Mittelstandsbank* portfolio: 4 %), where there were portfolio reductions in past years, new investments are now being made – primarily in niche markets and structured products in Commerzbank's core areas (e.g. shipping, aircraft, gaming and trade finance). Commerzbank is concentrating on German and European target clients and on comparable Asian corporate clients with European ties. The risk density in this segment stands at 25bp as of December 2007 and is thus below the portfolio average.

ZFI (share of *Mittelstandsbank* portfolio EaD: 17 %) is the business line dedicated to Financial Institutions. Because of its business strategy it has a low risk density (19 bp), which was helped as of the end of 2007 by large receivables from the Deutsche Bundesbank. The risk density is less stable than in the other segments due to the stronger counterparty fluctuations that are inherent in this business area. In view of the worldwide crisis environment in the financial markets, this portfolio is subject to strict surveillance.

In the area of hedge funds we have only a small amount of credit exposure, and that exclusively on a collateralized basis. We see risks primarily in gap and gamma risks, but these are largely mitigated by broad diversification.

Syndication Pipeline
Leveraged acquisition finance
in € bn

Pipeline as of 30.06.07	**0.35**
Pipeline as of 31.12.07	**0.17**

Syndication pipeline
for corporate loans in € bn

Pipeline as of 31.07.07	**0.6**
Pipeline as of 31.12.07	**1.3**

Liquidity remains available in the "originate to distribute" markets for syndications of relationship-driven smaller transactions for corporates or solidly structured LBOs, but it is scarcely possible to place large capital market-related transactions at the present time. The syndication pipeline has only small positions and consists of shipping loans (€0.3bn), corporates (€1.0bn) and LBOs (€0.17bn). Even overall, our LBO financing (at €2.5bn) continues to account for less than 1% of Commerzbank Group EaD and is widely dispersed, with an average volume of about €30m.

4) Corporates & Markets

The Corporates & Markets segment (8 % of Commerzbank group's banking book EaD) includes Client Relationship Management Multinationals (CRM), Western Europe, North America and Markets. The segment shows a stable EaD year-on-year. The risk density of the banking book is 26 bp and higher than the risk density for the Bank as a whole (20 bp). The increase in risk density from 22 bp in 2006 to 26 bp in 2007 is solely due to the negative developments in North America (negative rating migrations due to market conditions).

Exposure at Default (EaD) – Breakdown
in € bn as of December 2007

Risk density (Banking book)
in bp as of December 2007



9 (9)
16 (15)
86
(78)
14 (16)
3 (2)
44 (37)
47 (25)
32 (36)
10 (11)
2 (4)
26 (22) Segment banking book¹
5 (4) Segment trading book¹
North America
Western Europe
Multinationals
Markets
Trading book

Values in parentheses: previous year
¹ Expected loss: Actual as of December 07/2008 limit | Banking book: €107m/€110m | Trading book: €24m/€28m

Although the observed defaults (run rate) of €125m were at about the same level as the EL of €107m, the majority are due to the US portfolio, which also had to bear impairment write-downs on subprime assets totaling €395m.

The CRM sub-portfolio accounts for 34 % of the banking book EaD from the Corporates & Markets portfolio. CRM serves approximately 100 multinational corporations. The risk density in this area is low at 10 bp and demonstrates the good risk quality in this sub-portfolio. However, the lot sizes typical for this portfolio mean that even isolated cases of credit quality deterioration can trigger stronger leverage effects on EL. Bulk risks are measured by consumption of credit VaR (value-at-risk) and are closely monitored and controlled. In addition, hedging measures are actively used. Risks arising from underwriting are only of secondary importance and only incurred selectively. In spite of the difficult market situation at the present time, there have not been any problems to date.

The Western Europe sub-portfolio is the second large pillar of the Corporates & Markets portfolio with approximately 39 % of banking book EaD. The risk density of 32 bp corresponds more or less to the level of *Mittelstandsbank* Germany. Since we expect a deterioration in the economic environment in Western Europe and particularly in Spain and the UK (real-estate markets, knock-on subprime effects, and a decline in consumer demand in the UK), we already began to implement risk-limiting measures for especially vulnerable sectors and products in mid-2007. With regard to portfolio structure, we reduced the percentage of weaker ratings even more drastically, especially in cases where the risk / return ratio was not convincing.

The North America sub-portfolio accounts for 21 % of the Corporates & Markets portfolio. The risk density increased substantially to 47 bp (up from 25 bp the previous year). In view of the extremely difficult conditions, we are following a selective credit policy based generally on more conservative principles. We have subjected the entire portfolio to a bottom-up analysis and have taken risk-mitigating action where necessary.

The trading book of the Corporates &Markets segment has an EaD of €44bn and a risk density of 5 bp. The Markets sub-portfolio (7 % of banking book EaD) is characterized by increasing trading book orientation and close attention to the liquidity of assets. This is also reflected in the above-average risk quality of this sub-portfolio (risk density of 2 bp).

5) Commercial Real Estate

We were able to reduce risk density continuously over the course of the year despite increasing EaD volume. The existing portfolio has show it can withstand market value fluctuations effectively. This was confirmed by combined stress tests (probability of customer default / PD and collateral market values / LGD), which were carried out on the basis of historical market value discounts for sub-portfolios in the UK, United States and Spain (total of about €23bn EaD).

Exposure at Default (EaD) – Regions
in € bn as of December 2007


5 (3)
6 (7)
10 (9)
3 (4)
8 (6)
5 (4)
9 (8)
86
(82)
40 (41)
Germany
UK
France
Spain
Italy
Rest of EU
USA
Other

Risk density (Banking book)
in bp as of December 2007


39 (47)
24 (28)
22 (23)
19 (26)
18 (20)
18 (18)
14 (12)
14 (13)
28 (34) Segment banking book[1]

Values in parentheses: previous year

[1] Expected loss | Actual as of Dec 07: €239m | 2008 limit: €260m

The loans in our portfolio are all characterized by solid LTVs (loan to value ratios). In the United States, for example, LTVs in the secured lending business are within a 65 % to 75 % range. In the UK and Spain and in our core business in Germany we also finance LTVs from 65 % to 75 %, with occasional cases up to 85 % (for top properties with long-term secured

cash flows, additional collateral and/or recourse to sponsors of good credit quality). In emerging markets, LTVs are generally between 60 % and 70 %. In these markets we finance only top properties in very good locations.

In general, great attention is paid to stringent syndication standards and diversified exit channels. Portfolio management is based primarily on expected loss, but an additional tool is also limitation of the CVaR of bulk risks. The expected loss (EL) from the portfolio stood at €239m on December 31, 2007 – virtually in line with the defaults that had actually occurred (run rate: €222m).

The economic prospects for Europe and the US have become clouded by the continuing crisis in the financial markets. Since experience has shown that changes in the economy only fully impact the commercial real-estate markets after a certain time lag, we expect a moderate rating structure shift in the CRE portfolio in 2008.

Exposure at Default (EaD) – Property Types
in € bn as of December 2007



13 (15)
3 (2)
4 (3)
4 (4)
13 (14)
86
(82)
30 (29)
19 (16)

Risk density (Banking book)
in bp as of December 2007



48 (44)
41 (47)
32 (46)
28 (34)
27 (34)
22 (26)
15 (23)
28 (34) Segment banking book¹

Office space
Commerce
Residential real estate
Hotels
Markets, exhibition centres, warehouses
Construction sites
Other *

* includes portfolio components Corecd, Commerz Real und CRE New York
¹ Expected loss | Actual as of 07: €239m | 2008 limit: €260m

Values in parentheses: previous year

Syndication Pipeline Commercial Real Estate in € bn



5.6
30.06.07
4.7
31.12.07

CMBS Pipeline Commercial Real Estate in € bn



3.7
30.06.07
2.8
31.12.07

Performance continues to be satisfactory and even good in some real-estate submarkets, but the first (sometimes significant) price falls are being seen – especially, as expected, in London, Madrid and New York. Given the still relatively low level of yields overall, additional falls are probable (especially in secondary locations). The already conservative lending standards in these markets have been made even more stringent – such as by limiting the maximum LTV to 80 % or not allowing financing of speculative developments. A parallel trend involves systematic application of internal valuations or the Bank commissioning and validating opinions by outside experts (e.g. in connection with covenant testing). We continue to place value on appropriate covenant structures (which become more stringent as term increases) so that we have early response options. As before, new loans are only made after analysis of the underlying assets (using the look-through approach) and an evaluation of the soundness of real-estate cash flows. Development loans (especially in the US, UK and Spain) must always meet conservative lending standards (an adequate level of equity funds or further recourse for peak risks). Liquid syndication or securitization markets are essential for large-scale new business, and considering the current liquidity situation in the exit channels the goal for the time being is club-deal structures for big-ticket transactions.

In 2008 we are not striving for nominal business growth. In selective markets (such as emerging markets), we intend to grow based on the already very conservative risk standards in these countries in order to strengthen the segment's earnings base. Another goal is to strengthen both the risk/return ratio and portfolio quality by further reducing the German non-core book.

Liquidity in the "originate to distribute" markets continues to be very limited. We do not expect a lively return of liquidity any earlier than the third quarter. Nonetheless, a nominal reduction in both the syndication and the securitization pipelines was possible by the end of the year. The remaining volume was thoroughly analyzed using "on balance-sheet" standards.

6) Public Finance and Treasury

In the course of 2007, the EaD of the Public Finance segment, which contains the complete portfolio of Essen Hyp (including real-estate and significant financial institutions business), was systematically reduced. The risk density at the end of the year was virtually at 3 bp and thus exactly within the target value range. With the merger of Essen Hyp into Eurohypo in 2008 and the ongoing development of corporate strategy for the segment, the portfolio composition will be further optimized from a risk/return standpoint.

Exposure at Default (EaD) – Breakdown
in € bn as of December 2007



14 (14)
3 (3)
7 (8)
214
(234)
104 (116)
87[1] (92)

Risk density (Banking book)
in bp as of December 2007



7 (8)
5 (5)[2]
1 (1)
2 (1)
3 (2) Segment banking book[3]
1 (1) Segment trading book[3]

Eurohypo Public Finance
Essen Hyp
EEPK
Treasury
Trading book

[1] Breakdown of Essen Hyp | Public Finance €79bn | Real Estate €8bn
[2] Breakdown of Essen Hyp* | Public Finance 2 bp | Real Estate 12 bp
[3] EL: Actual as of Dec 07 / 2008 limit | Banking book: €57m / €60m | Trading book: €2m / €3m
* Based on figures supplied by Essen Hyp
Values in parentheses: previous year

The main focus in portfolio management is on interest rates (volatility, mismatches, sensitivities, etc.) and credit spreads, which are systematically monitored and limited (value-at-risk, correlation and scenario analyses, etc.). Performance measurement is based on economic performance, taking into account the revaluation reserve, and will be further refined in the course of the year. The business focus is on liquid assets, smart structuring (e.g. public private partnerships or PPP) and limiting bulk risks.

The Public Finance portfolio breaks down by region and product as follows:

Public Finance – by region
as of December 2007


56 % Germany
31 % EU15/EFTA
8 % North America
3% Asia/Pacific
1 % CEE
1 % Other

Public Finance – by product
as of December 2007


58 % Securities
40 % Loans
2 % Credit derivatives

The aggregate portfolio will be reduced to €150bn over the medium term. Selective new business is possible in view of significant loans coming due (e.g. €25bn in 2008). Credit spreads have now reached record levels, so we are expecting the revaluation reserve to increase over the medium term.

7) Intensive Care

Overall, 2007 was a very successful year for Intensive Care. In spite of the negative external developments at the end of the year, important targets were reached or even exceeded. A historically low result was achieved as regards the net provision for possible loan losses, and the default portfolio was also significantly reduced.

However, in order to achieve the best possible results over the long term in the Intensive Care area, it is necessary to adjust permanently to the challenges of the environment. We therefore worked actively in 2007 to make our organization more professional and prepared for structural adjustments in 2008. The credit line function for the grey and black area will be combined to form the new group-wide unit Global Intensive Care (ZIC). The unit's market image and identity will be unified in the future, which underscores the importance that we

Key advantages:

- **Uniform value-based management** using NPV methods and annual cash flow targets
- **Bundling core competencies** with intensive care expertise firmly rooted in the organization
- **Clear spheres of responsibility** and one contact person for risk board member and front office
- Improved **transparency** through comprehensive uniform reporting
- **Lessons learned:** ensuring group-wide knowledge transfer
- **Better early detection** through ongoing monitoring of the biggest cases based on case lists
- Raising **upside potential through own coverage,** selective portfolio transactions to optimize results
- Assuring **regulatory compliance** through uniform implementation of requirements

Impact on management parameters:

Better early detection
↓
LDG optimization (collateral proceeds ratio and recapture)
↓
Improvement of GLLP
↓
Improvement of the regulatory capital situation
↓
Better pricing
↓
Improved competitive and earnings situation

attach to this area. A new value-based management system will be used to increase existing synergy potential. The required special expertise will be firmly anchored and further developed in the organization. This will further strengthen our core competence. The diagram on page 118 summarizes the important advantages of the new structure.

Trends in risk provisioning / Intensive Care results

Commerzbank Group's net provision for possible loan losses for the full year 2007 stood at €479m, almost half of the 2006 figure. This includes loan loss provisioning for two secondary market ABS portfolios held by Corporates & Markets New York (two SIVs) totaling €77m. In spite of these charges, we achieved a very good risk provisioning result in 2007 compared with previous years.

The net risk provisioning result for the Commerzbank Group is characterized by an extremely high intensive care result (= additions to existing provisions minus releases). Net releases of €583m contributed significantly to the positive overall figure. This amount includes one-time items totaling €164m (*Mittelstandsbank*). Even if these are eliminated, an excellent Intensive Care operating result of €419m still remains. A number of different factors were responsible for this workout success. In the area of corporate customers, a greater number of defaults from 2002 and 2003 were settled in 2007 due to the workout cycle. Because of the negative trends and expectations at that time, the risk provisioning charges in these years were correspondingly high. Supported by a good overall environment, especially in the first half of 2007, high releases were generated by active workout efforts, particularly in *Mittelstandsbank*.

As the following overview shows, the relevant risk provisioning ratios improved significantly compared with the previous year:


Risk Provisioning Components and Ratios
in € m
Run Rate (in bp EaD in performing loan book)
23
19
Trend
Targets for 2008
1,121
957
930
479
105*
-16
-175
-583
= 2008 trend negative
= 2008 trend unchanged
Run Rate
Net loan losses provision (incl. GLLP)
Intensive Care result
General loan loss provision (GLLP)
* incl. €88m top level adjustment, operating value €17m
Limited to below €1,000m
Limited to below €700m
Reaching the zero line
Reaching €300m in releases
Net risk provisioning ratio (in bp EaD in performing loan book and non performing loan book)
2006
2007
2008
19
10

The trend in risk provisioning ratios again illustrates the good result for Commerzbank Group in 2007. The ratio of net loan loss provisions to EaD totaled €495bn (banking book), dropping by almost half to 10 bp from 19 bp the previous year. For 2008 we must realistically expect an increase in risk provisioning. We consider limiting it to below €700m an ambitious goal, especially since the appearance of bulk risks cannot be ruled out in a weaker economic environment. The run rate would have to continue to be below the banking book EL,

which is projected to be €1,040m. For GLLP we are expecting that releases and additions by the individual segments will largely offset one another. With the well organized and newly formed Intensive Care function, we aim to realize an Intensive Care result in 2008 involving net releases of about €300m.

The following graph shows the development of the three risk provisioning components by segment. The decline of the run rate in the three large segments Private and Business Customers, *Mittelstandsbank* and Commercial Real Estate is encouraging, whereas the increase in Corporates & Markets is caused by secondary market ABSs (2 SIVs involving risk provisioning of €77m). In all five segments there were positive results in 2007 stemming from the Intensive Care department, especially pronounced in *Mittelstandsbank*, which also benefited from a one-time item totaling €164m. The significant decrease in GLLP in Private and Business Customers underscores the portfolio improvement achieved in the course of the retail credit project. At *Mittelstandsbank* the GLLP increase is partly growth-related (€69m) and partly due to a top level adjustment totaling €88m for Financial Institutions.

Risk Provisioning 2006-2007 – Development of Components at the Segment Level in € m


Private and Business Customers
2006
2007
-7
439
167
599*
-51
302
-12
240*
Mittelstandsbank
2006
2007
-244
352
20
128*
-432²
263
157¹
-12*
Corporates & Markets
2006
2007
-4
-45
38
-11*
-8
125
19
135*
Commercial Real Estate
2006
2007
-28
-71
285
186*
-5
-108
228
115*
Public Finance
2006
2007
18
8
3
29*
-15
34
-23
-4*
Run Rate
Intensive Care result
Change in GLLP

* Net loan loss provisions; plus in 2007 €5m net loan loss provisions in Others and Consolidation
¹ including top level adjustment totaling €88m; ² including one-time item totaling €164m

Performance of the default portfolio

As of December 2007 the default portfolio totaled €11.3bn (including €1.0bn 90 dpd). The good market conditions in the first half of 2007 also had a positive effect on the outflow from the default portfolio. As the following diagram shows, the default volume (which as of December 2006 included €2.0bn 90 dpd) was reduced by €3.4bn, even without executing large-volume portfolio transactions. As a result, collateral values declined to about €5.0bn. The good risk provisioning/Intensive Care result for 2007 shows that in the operational settlement process, estimated collateral values at the portfolio level were reached or exceeded. Existing upside potential was realized through in-house coverage. Total loan loss provisions declined from December 2006 by about €1.7bn, which is also partly due to use for write-downs to fair value of older loan assets in preparation for new depreciation guidelines to take effect in 2008.

Performance of Default Portfolio in 2007 (€ m)
Cover ratio incl. collateral (incl.GLLP)



84 %
12/2005
7,320
7,120
17,139
88 % (93 %)
12/2006
7,066
5,796
852
14,696
93 % (102 %)
12/2007
5,391
5,051
1,016
11,254
Default volume
Total loan loss provisions
Collateral
Total GLLP

It is encouraging that cover ratios have continued to improve even excluding GLLP. At divisional level, the default portfolio breaks down as follows:

Breakdown of Default Portfolio by Division (€ m)
Cover ratio incl. collateral (incl. GLLP)



CRE
97 % (102 %)
2,121
2,585
218
4,845
CIB
88 % (104 %)
1,865
976
533
3,246
PaB
92 % (100 %)
1,405
1,490
265
3,163
Default volume
Total loan loss provisions
Collateral
Total GLLP

In order to avoid an increase in the default portfolio, excesses are closely monitored at Commerzbank. In addition to the 90 dpd trigger event, a computer-based excess management system goes into effect even before that point as of the first date of the excess.

In 2007 Commerzbank reduced total foreclosed assets by €38m from the previous year to €151m. This involves primarily real-estate positions at the mortgage subsidiaries Eurohypo and Essen Hyp.

8) Limiting bulk and concentration risks

The target and benchmark for strategic management of credit risk in Commerzbank Group is the risk/return-based target portfolio as defined by the credit-risk strategy, along with the resulting sub-portfolios based on target groups and markets.

Concentrations of risk in bulks, countries, target groups and products are limited by means of a traffic light system which takes the special characteristics of each segment into account. As a central element of risk policy, bulk risks are managed on the basis of economic capital. In this approach, the key variables include portfolio granularity and correlation assumptions relating to segment-specific, sector-specific and country-specific factors.

Current bulks
Economic capital consumption
in € m


881
Dec 06
903
Dec 07
1,000
Limit

Risk Density – Emerging Markets
(country rating ≥ 2.0)
in bp as of December 2007


50 (37)
Central & South America
41 (66)
Asia (incl. Middle East)
31 (31)
Europe
22 (24)
Africa
33 (35)
all emerging markets

Values in parentheses: previous year

Borrower units with economic capital consumption of at least €5m are defined as a bulk risk. Borrower units having more than €20m in economic capital consumption are not wanted over the long term and are systematically reduced – in some cases by using modern capital market instruments such as credit default swaps or CDSs. The importance of limiting bulk risks is also indicated by the fact that the Board of Managing Directors specified in 2006 in its own internal rules of procedure that unanimous resolutions are required for any board-level credit decisions involving economic capital in excess of €10m (based on final take).

The economic capital consumption of current bulks, involving the same number of 80 individual bulks, can be seen to be largely stable compared with the end of the previous year in spite of the difficult market environment and is clearly below the internal bulk risk limit of €1bn economic capital consumption.

9) Country risk management

When calculating country risk, Commerzbank measures both transfer risks and the region-specific event risks determined by politics and economics that affect a country's individual economic assets. Country-risk management includes all the decisions, measures and processes that draw upon the information provided by risk quantification and are intended to influence the country portfolio structure in order to achieve business and return-on-investment objectives. The Country Risk Credit Committee is responsible for making decisions in line with Commerzbank Group strategy and setting segment-specific country limits for group-wide planning, management and control. As a result of globalization, there are increasing opportunities in emerging markets for all business areas, and we have therefore increased the volume in these countries by €8bn to just under €28bn. In emerging market (EM) countries, risks are measured or limited and competencies are regulated on the basis of internal country ratings, the Basel II parameters EL and EaD, and economic capital consumption. This allows us to take advantage of the opportunities of globalization to a greater degree than before through strategic risk/return-based business expansion in emerging markets.

Exposure at Default (EaD) in Emerging Markets
in € bn as of December 2007


1.8 (0.8)
2.1 (1.7)
3.8 (2.2)
27.9
19.7
20.2 (15.0)
Europe
Asia (incl. Middle East)
Africa*
Central & South America

Values in parentheses: previous year

* including more than 87% in South Africa

EM limit countries account for about 5 % of Commerzbank Group's EaD. In 2007 there was a significant expansion of business in EM countries subject to country risk management. Russia, Poland, Hungary and the Czech Republic account for about 76 % of the EaD of European EM limit countries. The key countries in Asia are China and India.

The average risk density for all EM regions improved by 2 bp over the past year to 33 bp. In addition to improvements in the country ratings of selected EM countries, the business expansions in EM countries with investment grade ratings (especially in Eastern Europe) had a positive impact on average portfolio quality.

Material risk factors generally exist in countries with large foreign trade deficit, high short-term debt and low currency reserves. There are opportunities in countries with rich natural resources and such with diversified export and economic structure.

IV. Market and funding risk

Market price risks (market risks) include the risk of losses caused by changes in market prices (interest rates, spreads, exchange rates, share prices, etc) or in parameters that affect prices such as volatility or correlations. We also analyze **market liquidity risk**, which takes into account the period required for positions entailing a risk to be closed or hedged to the desired extent.

1) Market risk in the trading and banking books

Key developments in 2007

The risk trend in 2007 was strongly affected by trends in financial markets as a result of the US real-estate crisis. The turbulence in financial markets led to a significant increase in volatility in all market areas. The crisis had the greatest impact on credit and ABS markets, with spreads expanding to record levels in some cases. In addition, the increasing level of mistrust in the market led to liquidity bottlenecks and pronounced interest rate fluctuations in the short-term money market.

On the equity markets it was primarily financial stocks that saw heavy price losses. Overall, however, there was also increasing uncertainty and nervousness about future economic trends, especially in the USA. This was expressed primarily by a greater level of fluctuation in the markets in the second half of the year. The implicit volatility of the DAX Index, for example, rose from 12 % to 25 %.

The market risks of investments were significantly reduced in 2007 by selective sales and by early hedging of the largest investment positions. This more than compensated for the increase in risk resulting from higher market volatility in equities.

Risk management in 2007 focused on credit spread risks, which again increased sharply as the result of heightened market volatility. At the end of 2006 they accounted for 39 % of the aggregate exposure, but by the end of 2007 they represented 54 % of the aggregate risk.

Trading book
as of December 2007


1 %
42 %
24 %
€9.2m
(€8.0m)
27 %
6 %
Credit Spread
FX
Equity
Interest Rate
Precious Metals

Value in parentheses: previous year

Market risks in the trading book

Over the course of the year the market risks in the trading book – measured at a confidence level of 97.5 % and a holding period of 1 day – rose by €1.2m to a value-at-risk (VaR) of €9.2m. This was due primarily to the increase in market volatility in the various asset classes.

The trading book risks in Corporates & Markets (ZCM) relating to customer-originated business remain at a low level due to the focusing of business strategy. Risks to Commerzbank itself result mainly from ZCM's trading positions in equity derivatives and interest rate derivatives, as well as credit trading. In addition, Treasury holds its own interest-rate positions in the trading books.

Banking book
as of December 2007


37 %
59 %
€32.5m
(€24.2m)
4 %
Credit Spread
FX
Interest Rate

Value in parentheses: previous year

Market risks in the banking book

The banking books at Commerzbank account for a far greater exposure in the market risk area. The VaR (97.5 %, 1 day) for these books was €32.5m at the end of 2007 compared with €24.2m at the end of 2006 (in each case excluding cover funds) and is thus almost 3.5 times as high as the value-at-risk in the trading book. The key drivers are the positions of the Eurohypo and Essen Hyp subsidiaries in Public Finance and the Treasury portfolios. The increase in value-at-risk was due primarily to the sharp increase in market volatility over 2007. There was a nominal reduction in the portfolio, especially at Essen Hyp, of about €4.5bn, chiefly in public-sector bonds (€2.5bn).

The valuation of positions in interest-bearing instruments based on the latest market performance led to a decrease of €820m (after taxes) in the revaluation reserve of the Commerzbank Group to a negative €690m. This was chiefly the result, along with the sub-prime engagements, of spread widening and therefore valuation losses in the securities portfolios of Eurohypo and Essen Hyp.

As part of market risk strategy, clear criteria were established for booking trading transactions in banking or trading books. They are based on the following factors: investment horizon, issuer quality, risk profile, product complexity, position management and which portfolio they belong to. Transactions in complex products and positions with low issuer quality must therefore be booked in the trading book and measured daily at fair value.

Risk management and limitation

Commerzbank defines its market risk limit (for value-at-risk and stress testing) at the Group level in top down terms based on economic capital required (risk-taking capability). The limits for the individual business areas and portfolios are then allocated on the basis of the achieved and expected risk / return ratio, market liquidity of assets and business strategy.

Given the crisis, the high volatility that is still expected for at least the first half of 2008, and the limited market liquidity, even tighter limit management was implemented and the limit for portfolios with high credit spread sensitivity reduced.

In addition, the limits introduced in 2007 for long-term interest-rate sensitivity were supplemented by sensitivity limits for credit spreads. Both measures serve in particular to limit and manage the potential NPV (net present value) changes in the revaluation reserve. The cover funds portfolios of Public Finance are also included. Sensitivity limits restrict the change in the NPV of positions in the event of a variation in the yield or credit spread curves by 1 basis point (bp).

After the complete integration of Essen Hyp into Commerzbank Group, a key goal for 2008 for the realignment of Public Finance will be to optimize the Public Finance risk profile by means of additional exposure reductions and a redefinition of investment strategy. The limit structure will therefore also be subjected to regular review. The extent to which limits are utilized is reported by the independent risk control unit on a daily basis to the Board of Managing Directors and business area or department managers.

Stress and scenario analyses

Comprehensive group-wide stress tests and scenario analyses are carried out as part of risk monitoring. The goal is to simulate the impact of crises, extreme market conditions and major changes in correlations and volatilities on Commerzbank's overall market risk position. The effects on the various components of comprehensive income – income statement, revaluation reserve and hidden reserves or charges – are also quantified. The group-wide stresstesting calculation is based on a combination of historical and synthetic scenarios for the asset classes equity, interest rates, credit spreads and currencies (e.g. downturn of stock prices by 10 %, parallel shift of interest rate curves by 50 bp). Particularly the synthetic scenarios are regularly updated and adjusted to current market trends and expectations.

Stress- and scenario analyses
in € m


-23
(-20)
-303
(-242)
-350
(-441)
-93
(+73)
-317
(-314)
Euro appreciation 10%
Credit Spread widening
Equities 10% down
IR 50 bp down
September 11, 2001
Stock market crash 1997

Values in parentheses: previous year

2) Funding risks

Funding risk refers to the risk that Commerzbank will not be able to meet its current and future liabilities at all or as they fall due (liquidity risk). Ensuring that Commerzbank is solvent at all times, even in crisis situations, is the task of Group Treasury (ZGT). Group-wide measurement and monitoring is handled by Risk Strategy, Market and Operational Risk Control (ZMO).

The funding risk is managed not only by using the figures required by the regulatory provisions of Principle II – the compliance standard that was met in the 2007 reporting period – but also by internal models:

- up to one year on the basis of available net liquidity (ANL),
- over one year on the basis of the stable funding concept.

The goal of both concepts is efficient liquidity management plus the avoidance of short to medium-term liquidity bottlenecks (ANL) or long-term structural disparities in the balance sheet (stable funding).

Under ANL, the available net liquidity for the next twelve months is simulated on the basis of contractual and economic cash flows and compared to disposable assets. On the basis of these simulations, forecasts for trends in liquidity at different aggregation levels (currencies, products or units) are then produced. The model is supplemented by comprehensive stress analyses.

In the course of the subprime crisis, the model assumptions of the ANL model were constantly monitored and, when needed, were adjusted to the reduced market liquidity of the assets or to expected behavioral changes. The stress scenario that is currently used reflects combined market and downgrading stress. In addition to simulated customer behavior in the case of an isolated Commerzbank downgrade, this combined scenario is also based on the more stringent assumption that only assets eligible for central bank discounting can be used to generate liquidity.

When simulating the stress case, a minimum value relative to the available net liquidity (ANL) must be ensured at the beginning of the crisis and a value that at least guarantees processing of payment transactions in the six months following the inception of the crisis. In addition, an early warning zone was defined at Group level. As soon as this zone is entered, countermeasures are taken systematically.

Commerzbank AG subsidiaries are subject to the requirement that they must be able to fund themselves even in a stress situation, which means that on the basis of cumulative cash flow there must not be any liquidity deficit over the next twelve months when the stress scenario is simulated. In the event the limit is exceeded, defined escalation processes are always initiated and risk management measures immediately taken.

Compared with Principle II, which is statically defined, the model used at Commerzbank is a dynamic model that can be flexibly adjusted to fast-changing market conditions. Because of our positive experience in the financial crisis, among other things, Commerzbank is therefore planning to take advantage of the disclosure provision in the new Liquidity Regulation and has applied for certification of its internal liquidity risk measuring and management procedure for 2008.

3) Monitoring, management and valuation of ABS portfolios (including subprime)

Secondary market asset-backed securities (ABSs)

The volume of ABS credit risks in the banking book based on market values totaled €12.1bn as of December 31, 2007, with an additional €2.1bn in the trading book subject to a daily mark-to-market valuation.

Secondary market asset-backed securities (ABSs)
Market values in € bn


2.1
0.3
1.6
0.7
0.2
1.6
0.2
0.7
14.2
6.6
0.1
0.2
0.1
Government-backed
Monoline-wrapped
Consumer ABSs
CRE-US
CRE-EU
SME-CDOs
Corporate CDOs
US Housing CDOs
US RMBSs
Non-US RMBSs
Other
C&M trading book

The following is the rating breakdown of the ABS bonds in the banking book:

ABS bonds in banking book (Market values)	AAA	AA	A	BBB	BB	B	CCC-D
	80.0 %	10.1 %	7.3 %	1.9 %	0.3 %	0.2 %	0.2 %

Of the total volume of €12.1bn, ABS securities with the highest external ratings (AAA) account for a considerable portion – €6.6bn or 54 % – because of explicit guarantees by government agencies (for example from the U.S. Department of Education for securitized student loans totaling €4.0bn). There is only a small amount of ABS bonds guaranteed by monoline insurers in the portfolio (€64m).

The €2.1bn in the trading book is focused on European ABS risks (99 %). The rating breakdown is as follows:

ABS bonds in trading book (Market values)	AAA	AA	A	BBB	BB	B	CCC-D
	80 %	9 %	6 %	4 %	1 %	0 %	0 %

The Kaiserplatz conduit and Commerzbank's own securitizations

ABS structuring for clients; Commerzbank offers its corporate clients the opportunity to obtain financing via ABSs, which is similar to working capital funding. The securitization vehicle called "Kaiserplatz" was established for this purpose back in 1999. It functions as a purchaser of trade receivables, primarily from SME clients. Funding is through the issue of asset-backed commercial paper backed by standby lines from banks, mostly Commerzbank. The volume of ABS-financed business loans totaled €1.1bn as of the end of 2007.

Commerzbank places self-originated receivables from companies and CRE clients in several programmes. For this purpose, the Bank had put in place credit lines (principally back-up lines) with a total volume of €3.0bn as of the end of 2007 (including €1.2bn in Kaiserplatz and €0.4bn in the trading book). The volume was reduced significantly by €2.3bn in January 2008 to €0.7bn (including €0.3bn in Kaiserplatz and €0.4bn in the trading book).

Commerzbank's own securitizations: Commerzbank and Eurohypo have securitized receivables totaling about €23bn over the last few years, largely for reasons of capital management. As of the end of 2007, about €8bn nominal was still on our own book and was already valued in 2007 on the basis of the Basel II standardized approach.

Management and ongoing valuation of the ABS portfolio

Market Risk Control and Credit Risk Management share the job of monitoring ABS risk. Credit Risk Management examines the default risks inherent in the ABS positions in the banking book and in ABSs held longer term in the trading book. It audits, evaluates and analyzes the underlying assets and ABS structures. Market Risk Control regularly calculates the portfolio's value-at-risk and the market value adjustments (mark to market) that have occurred due to spread changes.

As part of the annual credit risk strategy for ABSs, limits are established for each product. These limits are broken down for subproducts according to quality characteristics. Single transactions are, within the limits, always considered by the appropriate back office unit at the request of the front office unit. The individual positions are examined for credit risks, i.e. the underlying assets of the products are valued and the structure of the products analyzed.

The ABS portfolio is valued on an ongoing basis (mark to market), primarily using dealer quotes. If no dealer quotes are available, Commerzbank relies on external pricing services. In the event that the external pricing services cannot provide prices, either for a specific product or because of market conditions, then prices are derived from appropriate indices or models.

Subprime

The total volume of subprime underlying assets in the Commerzbank Group based on nominal values stood at €1.2bn as of December 31, 2007, of which 34 % are mostly held in the form of collateralized debt obligations (CDOs). The rest consists largely of residential mortgage-backed securities (RMBSs). The rating breakdown has deteriorated significantly in the current year due to several downgrades.

In the course of 2007, the market situation worsened dramatically due to unprecedented defaults on underlying subprime mortgages and several massive downgrades of securitizations by rating agencies. This is also reflected in the changes in the ratings of our subprime portfolio.

Rating Migration
in % (RMBSs & CDOs)


AAA
17
15
14
AA
5
8
4
A
48
42
27
BBB
28
31
26
BB
1
2
11
B
1
2
7
CCC
0
0
11
June 30, 2007
September 30, 2007
December 31, 2007

The dramatic extent of the market deterioration is shown most clearly by the fall in subprime indices. The ABX Index for BBB-rated subprime RMBS tranches from the second half of 2006 dropped from 77.5 to 20.5 (a loss of 74 %) between March 1 and December 31, 2007. After write-downs totaling €44m in the second quarter and €291m in the third quarter of 2007, we had to post a further impairment of €248m in the 4th quarter.

Performance of the ABX indices 2006-2



100
90
80
70
60
50
40
30
20
10
Q2 2007
Q3 2007
Q4 2007
AAA
AA
A
BBB
BBB-

These values were calculated in two steps. The first step was to create default forecasts for the individual bonds in the RMBS and CDO portfolios in order to identify those that needed writing down. In a second step, fair values were calculated based on the relevant indices – the ABX for subprime RMBSs, and the TABX for CDOs – and the difference between that and face value written off. Because of the continued volatile market performance, additional write-downs may also be necessary to a limited extent in 2008.

North American municipal bonds

Public Finance has securities investments in the banking book totaling approximately €6bn that are guaranteed by monoline insurers. The following chart shows that the underlying ratings are predominantly in the A range or better.

We have carefully analyzed the underlying assets, and in the case of the municipal bonds we do not see any need for impairment at the present time because of good credit quality.

Exposure based on underlying rating



Aa1
196
Aa2
1,609
Aa3
1,166
A1
774
A2
909
A3
441
Minimum rating
since August 2007
Baa1
193
Baa2
640
Baa3
225

V. Operational and other risks

1) Operational risk

Operational risk is defined in accordance with the Solvency Regulation as the risk of loss resulting from the inadequacy or failure of internal processes, systems and people or from external events. This definition includes legal risks; it does not cover reputational risks or strategic risks.

Key trends in 2007

In 2007 operational risk losses totaled €59m (2006: €41m), and in addition the provisions for ongoing litigation had to be increased by €74m (2006: €13m). The total charge resulting from operational risks was therefore €133m (2006: €53m). In the area of legal risk, increasing product complexity has led to an increase in potential damages.

The increased loss also had an impact on the expected loss, which increased accordingly from €50m in 2006 to €60m in 2007.

Expected loss – by segment
in € m


2
2
0,4
26
14
60
16
Private and Business Customers (27)
Mittelstandsbank (19)
Corporates & Markets (18)
Commercial Real Estate (4)
Public Finance and Treasury (2)
Others and Consolidation (–)

Values in parentheses: limit in € m
Total limit for 2008: €70m

Expected loss – by loss event
in € m


2
4
29
12
60
14
Execution, delivery and process management
Customers, products and business practices
External fraud
Business disruption and system failures
Other

The regulatory capital requirement for operational risk according to the advanced measurement approach (AMA) was €792m in 2007. Of this amount, Corporates and Markets, *Mittelstandsbank* and Private & Business Customers accounted for about 85%, an amount that has been relatively stable over time. Loss data provided by the Operational Risk Data eXchange Association (ORX), which we regularly use for benchmarking analyses, show comparable risk profiles.

Regulatory capital: standardized approach versus AMA
in € m


approx. 1,050
./. 25%
792
900
standardized approach
12/2007
RS limit 2008
AMA approach

Risk management and limitation

Limiting operational risks differs systematically from limiting market and credit risk, since the portfolio is not made up of individual clients or positions but internal processes. Possibilities for transferring risk via the traditional insurance market are currently available to only a limited degree, and measures to be taken when limits are exceeded are therefore only effective after a certain time lag. The focus for this type of risk must therefore be more on anticipatory management by the segments and cross-divisional units.

For 2008, a regulatory capital commitment for operational risks of €900m was included in the capital allocation at the Group level, and an expected loss of €70m was included in the budget planning of the units.

The following measures were defined as qualitative goals to further optimize the OpRisk profile in Commerzbank Group:

- Further expansion of the key risk indicators and the internal scenario analyses, with a special focus on the segments and event categories classified as important.

- Definition and further development of processes in product design and strategy by the units.

- Further optimization of the credit process with regard to operational risk, especially close monitoring of documentation requirements.

- Realignment of the Operational Risk Committee with the goal of strengthening the top down view and knowledge transfer between units for early risk detection.

The bonus-and-penalty ("Bonus-Malus-Wert" – BMW) scorecard was introduced in 2007 as a form of incentive system under which the more qualitative components of operational risk management can result in a mark-up or mark-down on capital requirement. It is intended to establish risk management incentives for the organizational units in the Group that will otherwise be reflected in capital allocation only in the medium term through an improved loss history.

Outsourcing

In 2007 Commerzbank strengthened measures for controlling its outsourcing activities. The revised version of MaRisk that was issued on October 30, 2007, requires banks to carry out risk assessments of their outsourcing arrangements. Banks must form their own view on the materiality of outsourcing measures. Implementing these new requirements will be the focus of our efforts in 2008. Special attention will be paid to active integration of outsourcing into Commerzbank's risk management and monitoring system.

Legal risk

Legal risks are included in operational risk modeling. Management of the Commerzbank Group's legal risks on a worldwide basis is handled by Legal Services (ZRA). The main function of ZRA is to recognize potential losses from legal risks at an early stage, devise solutions for reducing, restricting or avoiding such risks and create the necessary provisions.

2) Business risk

Business risk covers the risk of losses due to the negative deviation of income (essentially commissions) and expenses from the budgeted figures and is therefore primarily impacted by basic conditions in the market environment, customer behavior or technological development that have changed relative to the assumptions made for planning purposes.

In 2008 we expect that the essential potential risks will stem from a change in customer behavior and demand as the result of a weaker economy and the threat of a setback in markets. Business risk is managed by means of clear targets for specific business areas as regards returns as well as cost / income ratios and continuously flexible cost management in the event of non-performance.

3) Other risks

MaRisk requires a holistic view of risk in order to meet the Pillar 2 requirements of the new Basel framework, and hence requires that unquantifiable risk categories which are subject to qualitative management and controlling processes must also be taken into consideration.

Personnel risks

As in MaRisk, Commerzbank defines four categories of Personnel risks:

- **Aptitude risk:** employees and those standing in for them must have the required knowledge and experience appropriate to their duties, authority and responsibilities. Appropriate training and continuing education programmes must be offered to ensure that the level of employee qualifications keeps pace with the current state of development.

- **Motivation risk:** pay and incentive systems must be designed so that they do not lead to conflicts of interest or inappropriate incentives, especially in the case of senior managers.

- **Departure risk:** the company must ensure that the absence or departure of employees will not result in long-term disruptions to operations. The criteria governing appointments to managerial staff positions in particular must be defined.

- **Bottleneck risk:** the quantitative and qualitative staffing of the Bank must be based on internal operating requirements, business activities, strategy and the risk situation.

Strategic risk

Strategic risk is the risk of negative impacts on the achievement of Commerzbank's strategic goals as the result of changes in the market and the competitive environment, capital market requirements, regulations or politics, or inadequate implementation of Group strategy or inconsistent development of segments and business areas.

Responsibility for strategic corporate management lies with the Board of Managing Directors, which is supported by Strategy and Controlling (ZKE) for strategic issues. Some business policy decisions (acquisition and disposal of equity holdings exceeding 1 % of equity) also require the approval of the Risk Committee of the Supervisory Board. In addition, all major investments are subject to careful review by the Investment Resources Allocation Committee (IRC). On the basis of ongoing observation of the market and competitive environment, both German and international, and of the requirements imposed by the regulatory authorities and the capital markets, key changes and developments are continuously analyzed to determine the action that needs to be taken to ensure long-term corporate success.

Reputational risk

We define reputational risk as the risk of losses, falling revenues or reduced enterprise value due to business events that erode the confidence of the public, clients, rating agencies, investors or business partners in Commerzbank.

The operational divisions, branches and subsidiaries bear direct responsibility, within the scope of their business operations, for reputational risks arising from their particular activity. Reputational risks may also stem from other types of risk and even intensify those risks. The responsibility of Group Communications (ZKK) for controlling reputational risk ensures that Commerzbank will be aware of market perceptions at an early stage. For this reason, all measures and activities relating to business policy are subjected to careful scrutiny. In particular, Commerzbank avoids business policy measures and transactions that

entail significant tax, legal or environmental risks. Major credit decisions are voted on individually with regard to reputational risk. These votes may result in transactions being declined.

Compliance risk

The success of Commerzbank Group depends largely on the trust and confidence of our clients, our present and future shareholders, our staff and the public in the capacity and potential and especially the integrity of our group. This confidence is based particularly on compliance with applicable statutory, regulatory and internal regulations and conformity with customary market standards and codes of conduct ("compliance") in the global business activities of the Group. The Board of Managing Directors has primary responsibility for compliance and has assigned the function to Group Compliance (ZGC). The goal is to identify early on any compliance risks that could call into question the integrity and therefore the success of Commerzbank Group, to prevent such risks if possible, control them or resolve them properly in the interest of those involved.

VI. Outlook for 2008

Focal points of default risk management

- In Private & Business Customers, utilization of the capital headroom provided by AIRB for risk-oriented business expansion in target sectors, with a focus on above-average credit quality.
- Growth-oriented strengthening of *Mittelstandsbank*.
- In Central and Eastern Europe our aim is to exploit growth potential and to identify and counteract early on any specific risk potential involving regional, product and target group markets in specific jurisdictions.
- In Commercial Real Estate we significantly tightened the credit guidelines last year as the result of the market environment, including such measures as stringent financial covenants; we will largely avoid unsecured portfolio lending, pursue a cautious approach to development financing, focus on improving risk/return performance and aim for restrained growth overall.
- Risk limitation through diversification and granularity, taking advantage of AIRB capital allocation benefits through a stronger focus on collateralized exposure.
- Early detection, control and management of risk portfolios that are negatively impacted by current conditions (e.g. portions of the US corporate portfolio and emerging market countries that are affected by the financial crisis).
- Return-oriented workout of the default portfolio and the legacy portfolios (e.g. secondary market ABSs).

Exposure at default und expected loss

For EaD our defined goal for 2008 is to continue to reduce risk portfolios in a focused manner in order to create sufficient room for growth in our target portfolios. Given this objective, we see additional opportunities primarily in *Mittelstandsbank* (especially in the German SME sector and in Eastern Europe). Since these goals will tend to offset one another, we are assuming that the overall level of the banking book EaD will remain of the order of €500bn.

In a market environment characterized by rating downgrades as the result of the subprime crisis, retaining the current EL level is an ambitious target. Nonetheless, we have made it our goal not to allow total EL to exceed €1,100m (including the trading book).

Market risk

Because of the continuing uncertainty in the financial sector and the weakening economy, it is to be expected that the market environment will remain volatile in 2008. In the area of credit spreads we expect considerable fluctuations on a continuing basis and a widening trend for weaker risks (flight to quality). In the equity markets there will be continued risk of setbacks along with high market volatility. Germany will also be negatively affected by poorer export prospects due to the strong euro. As a consequence, there will most likely be continued pressure on Commerzbank's revaluation reserve in 2008.

As part of the 2008 market risk strategy, we are assuming a downside scenario involving further price losses in the equity markets, a decline in interest rates both in the US and in Europe, and a continuing widening of credit spreads for ratings below A. For the ABS markets, we are expecting that all rating categories will also be under pressure in 2008 due to the high level of investor uncertainty. Given these market expectations, close monitoring and management of the investment and credit spread risks is especially critical, including through the use of credit derivatives. The focus will be on limiting risk in the secondary market ABS books and on optimizing the risk profile in Public Finance and the Credit Trading area of ZCM

The biggest challenges for 2008 are in the area of Public Finance. One task before us is to integrate Essen Hyp into the Eurohypo business model. Also, the Public Finance book will continue to be the most affected by credit spread risks. Given these challenges, work in 2008 will focus on optimizing the risk/return ratio and the portfolio structure while at the same time striving to reduce the portfolio overall.

Under Basel II (trading book review), it will also be necessary as of January 2010 to map the following risks in the internal market risk model: event risks – risks from extraordinary market movements of issuer-specific financial instruments (such as bank bonds and corporate bonds) – and incremental default risks – default risk from trading positions based on the short-term holding periods that apply specifically to trading books. ZMO will launch a project for this purpose in 2008 with the aim of obtaining certification.

Internal model for calculating liquidity risk

Commerzbank has had its own internal measuring and control process for liquidity risks since 2003. The German Federal Financial Supervisory Authority (BaFin) allows the authorization of internal funding risk models under the Liquidity Regulation (LiqV), which went into effect in 2007 as a replacement for Principle II. Commerzbank has already submitted its concept to the regulatory authorities and hopes to receive certification in 2008.

Operational risk

On the whole, the worldwide financial sector is witnessing an increasing willingness to enforce customer claims through legal action. This is also being encouraged by increasingly complex regulation of financial markets (exemplified by MiFID), along with constant expansion of the duties incumbent upon banks. We predict that this trend will continue in the next few years and are therefore increasing our focus on legal risk.

Another area of emphasis is the expansion of early risk detection approaches, which involves strengthening the reporting of key risk indicators. We are planning further development of the correlation approach in our mathematical statistical model so that in addition to analyzing relationships between individual event categories we will also be able to capture the effects between the Bank's divisions. In our budget planning for 2008, we have allowed an amount of €70m for operational risks. Trading control systems are being continually improved in order to prevent incorrect trades and misconduct.

Charges against earnings arising from default risk (risk provisioning and impairments)

- **Provision for possible loan losses:** it is already apparent that we will not be able to count on similarly positive results for 2008 as in 2007. In addition, the Intensive Care result will not reach the exceptional level of 2007. For 2008 we are therefore expecting an increase in net loan loss provisions in Commerzbank Group to as much as €700m (provided that no large bulk risks materialize, as was the case in 2007).

- **Impairments:** in 2007 there were charges against earnings due to impairments on our ABS portfolio – mostly because of subprime problems – totaling around €600m. Further impairments are also expected in 2008, depending on further market performance, but the extent of such impairments will be much smaller than in 2007.

Basel II

An important foundation of credit risk control is a state-of-the-art risk measurement system. Thus the ongoing development of our models and processes and regulatory certification of them in conformity with AIRB are a very high priority for us in 2008. For the current year we are planning on transferring additional portfolio components to AIRB. By integrating the Essen Hyp portfolios and including some smaller foreign subsidiary portfolios and the ship financing segment, we expect to be able to achieve further savings in 2008 in the area of risk-weighted assets.

This involves a large number of group projects for improving rating and data architecture and risk provision accounting under IFRS. We will make sure that the management models established in 2007, based on economic capital, risk appetite and EL limits, become firmly established in the affiliated units of the Commerzbank Group, and we will continue to develop them further. The goal is to incorporate the Basel II risk parameters into operating processes for all individual portfolios. This process is integrated into a transparency and information campaign.

Further development of the risk function

The crisis in financial markets has once again highlighted the importance of the risk management function and modern risk measurement and control systems in today's world. For many years Commerzbank has been investing in ongoing development of the risk management system, which we consider to be a core competency. We have made great progress in this area, as indicated by the fact that our risk management system was rated very positively by the rating agency Moody's, which gave us its highest rating. We will not rest on our laurels and will make every effort in future to ensure that our risk functions remain state of the art.

Group Financial Statements

Our Group accounts are drawn up in accordance with the International Accounting Standards (IAS) and the International Financial Reporting Standards (IFRS), and their respective interpretation by the Standing Interpretations Committee and the International Financial Reporting Interpretation Committee. We have taken account here of all the standards and interpretations that are binding in the European Union for the business year 2007.

Financial Statements of the Commerzbank Group as of December 31, 2007

Notes

Notes

Income statement

	Notes	1.1.–31.12.2007 € m	1.1.–31.12.2006* € m	Change in %
Interest received		22,116	18,862	17.3
Interest paid		18,096	14,925	21.2
Net interest income	(29)	4,020	3,937	2.1
Provision for possible loan losses	(30, 45)	–479	–878	–45.4
Net interest income after provisioning		3,541	3,059	15.8
Commissions received		3,832	3,484	10.0
Commissions paid		682	557	22.4
Net commission income	(31)	3,150	2,927	7.6
Trading profit	(32)	879	1,111	–20.9
Net investment income	(33)	126	770	–83.6
Other result	(34)	183	–14	.
Operating expenses	(35)	5,366	5,204	3.1
Operating profit		**2,513**	**2,649**	**–5.1**
Restructuring expenses	(36)	8	253	–96.8
Profit from ordinary activities/ Pre-tax profit		**2,505**	**2,396**	**4.5**
Taxes on income	(37)	580	595	–2.5
After-tax profit		**1,925**	**1,801**	**6.9**
Profit/loss attributable to minority interests		–8	–197	–95.9
Consolidated surplus	**(38)**	**1,917**	**1,604**	**19.5**

Appropriation of profit	Notes	2007 € m	2006* € m	Change in %
Consolidated surplus	(38)	1,917	1,604	19.5
Allocation to retained earnings		–1,260	–1,111	13.4
Consolidated profit		**657**	**493**	**33.3**

The consolidated profit represents the distributable profit of Commerzbank Aktiengesellschaft. The proposal will be made to the AGM that a dividend of €1.00 per share be paid from the net profit of Commerzbank Aktiengesellschaft. With 657,168,541 shares issued, this translates into an overall payout of €657m. Last year, a dividend payment of €0.75 per share was made.

Basic earnings per share	Notes	2007 €	2006* €	Change in %
Earnings per share	(38)	2.92	2.44	19.7

The calculation of the earnings per share according to IAS 33 is based on the consolidated surplus, with minority interests not taken into consideration. There were no diluted earnings per share, since – as in the previous year – no conversion or option rights were outstanding.

* after restatement

Balance sheet

Assets	Notes	31.12.2007 € m	31.12.2006* € m	Change in %
Cash reserve	(8, 41)	5,157	5,967	–13.6
Claims on banks	(9, 11, 42, 44, 71)	74,058	75,182	–1.5
Claims on customers	(9, 11, 43, 44, 71)	289,409	294,471	–1.7
Provision for possible loan losses	(10, 45)	–5,955	–7,371	–19.2
Positive fair values attributable to derivative hedging instruments	(12, 46)	8,970	6,979	28.5
Assets held for trading purposes	(13, 47, 71)	97,599	85,527	14.1
Financial investments	(14, 48, 51, 71)	132,192	135,291	–2.3
Intangible assets	(15, 49, 51)	1,265	1,680	–24.7
Fixed assets	(16, 50, 51)	1,293	1,388	–6.8
Tax assets	(25, 52)	6,439	5,946	8.3
Other assets	(17,18, 53)	6,047	3,218	87.9
Total		**616,474**	**608,278**	**1.3**

Liabilities and equity	Notes	31.12.2007 € m	31.12.2006* € m	Change in %
Liabilities to banks	(11, 19, 54, 71)	125,120	125,825	–0.6
Liabilities to customers	(11, 19, 55, 71)	159,187	141,214	12.7
Securitized liabilities	(19, 56, 71)	205,649	228,753	–10.1
Negative fair values attributable to derivative hedging instruments	(20, 57)	14,823	14,119	5.0
Liabilities from trading activities	(21, 58)	70,293	59,248	18.6
Provisions	(22, 23, 59)	2,919	3,346	–12.8
Tax liabilities	(25, 60)	4,945	4,119	20.1
Other liabilities	(18, 61)	2,946	1,582	86.2
Subordinated capital	(26, 62, 71)	11,046	11,274	–2.0
Hybrid capital	(26, 63, 71)	3,414	3,540	–3.6
Equity	(28, 64, 65, 66)	16,132	15,258	5.7
Subscribed capital	(64)	1,708	1,705	0.2
Capital reserve	(64)	5,709	5,676	0.6
Retained earnings	(64)	6,158	5,139	19.8
Revaluation reserve	(14, 64)	903	1,746	–48.3
Valuation of cash flow hedges	(5, 64)	34	–381	.
Reserve from currency translation	(6, 64)	–34	–143	–76.2
Consolidated profit	(64)	657	493	33.3
Total before minority interests		15,135	14,235	6.3
Minority interests	(64)	997	1,023	–2.5
Total		**616,474**	**608,278**	**1.3**

* after restatement

Statement of changes in equity

€ m	Subscribed capital	Capital reserve	Retained earnings	Revaluation reserve[1]	Valuation of cash flow hedges	Reserve from currency translation	Consolidated profit	Total before minority interests	Minority interests	Equity
Equity as of 1.1.2006*	1,705	5,686	3,999	1,995	–1,069	–107	328	12,537	915	13,452
Consolidated surplus							1,604	1,604		1,604
Allocation to retained earnings			1,111				–1,111	–		–
Profits/losses								–	197	197
Changes in revaluation reserve				–112				–112	–156	–268
Changes arising from cash flow hedges					682			682	91	773
Changes in currency reserve						–36		–36		–36
Comprehensive income 2006	–	–	1,111	–112	682	–36	493	2,138	132	2,270
Capital increases								–	25	25
Issue of shares to employees	1	8						9		9
Profits/losses in previous year								–	–106	–106
Allocation of profits (minority interests)								–	32	32
Dividend							–328	–328		–328
Changes in companies included in consolidation and other changes[2]	–1	–18	29	–137	6			–121	25	–96
Equity as of 31.12.2006	1,705	5,676	5,139	1,746	–381	–143	493	14,235	1,023	15,258
Consolidated surplus							1,917	1,917		1,917
Allocation to retained earnings			1,260				–1,260	–		–
Profits/losses								–	8	8
Changes in revaluation reserve				–829				–829	–201	–1,030
Changes arising from cash flow hedges					415			415	118	533
Changes in currency reserve						17		17	7	24
Comprehensive income 2007	–	–	1,260	–829	415	17	657	1,520	–68	1,452
Capital increases								–	24	24
Issue of shares to employees								–		–
Profits/losses in previous year								–	–191	–191
Allocation of profits (minority interests)								–	98	98
Dividend							–493	–493		–493
Changes in holdings in affiliated and other companies			–206					–206		–206
Changes in companies included in consolidation and other changes[2]	3	33	–35	–14		92		79	111	190
Equity as of 31.12.2007	**1,708**	**5,709**	**6,158**	**903**	**34**	**–34**	**657**	**15,135**	**997**	**16,132**

[1] As of December 31, 2007 this included €–2m of revaluation reserves of assets held for sale;

[2] including change in treasury shares.

* after restatement

As of December 31, 2007, the subscribed capital of Commerzbank Aktiengesellschaft pursuant to the Bank's Articles of Association stood at €1,709m; it was divided into 657,168,541 no-par-value shares (accounting par value per share: €2.60). After the 237,391 treasury shares held by the Bank on December 31, 2007, are deducted, its subscribed capital amounts to €1,708m.

The Bank made use of the authorization resolved by the Annual General Meeting of May 16, 2007 to purchase its own shares for the purpose of securities trading, pursuant to Art. 71(1) no. 7 of the German Stock Corporation Act (AktG). Gains and losses from trading in the Bank's own shares have no effect on the net profit.

Use was made in the 2007 financial year of the resolution of the Annual General Meeting of May 16, 2007, authorizing the Bank to repurchase its own shares pursuant to Art. 71(1) no. 8 of the German Stock Corporation Act (AktG), for purposes other than securities trading. The purchase was for the purpose of issuing employee shares to staff at selected companies in the Commerzbank group.

Other changes in retained earnings, the revaluation reserve and the valuation of cash flow hedges relate to changes in equity at associated companies which, in accordance with IAS 28, have to be shown on a pro-rata basis with no effect on the net profit.

Cash flow statement

	2007 € m	2006* € m
Consolidated surplus	**1,917**	**1,604**
Non-cash positions in net profit and adjustments to reconcile net profit with net cash provided by operating activities:		
Write-downs, depreciation, adjustments, write-ups to fixed and other assets, changes in provisions and net changes due to hedge accounting	–156	4,093
Change in other non-cash positions	–1,929	2,713
Profit from the sale of assets	–126	–770
Profit from the sale of fixed assets	2	6
Other adjustments (net interest income)	–4,020	–3,937
Sub-total	**–4,312**	**3,709**
Change in assets and liabilities from operating activities after correction for non-cash components:		
Claims on banks	1,124	11,021
Claims on customers	5,062	–140,797
Securities held for trading purposes	669	–1,410
Other assets from operating activities	–2,093	–4,746
Liabilities to banks	–705	–4,075
Liabilities to customers	17,973	38,368
Securitized liabilities	–23,104	131,833
Other liabilities from operating activities	–1,072	–653
Interest and dividends received (see Note 29)	22,116	18,862
Interest paid	–18,096	–14,925
Income tax paid	–236	–546
Net cash provided by operating activities	**–2,674**	**36,641**
Proceeds from the sale of:		
Financial investments	2,874	55,894
Fixed assets	467	334
Payments for the acquisition of:		
Financial investments	–385	–104,227
Fixed assets	–275	–1,212
Effects of changes in the group of companies included in the consolidation		
Payments from the acquisition of subsidiaries	–	3,579
Net cash used by investing activities	**2,681**	**–45,632**
Proceeds from capital increases	–	–10
Dividends paid	–493	–328
Other financing activities (subordinated capital)	–318	6,671
Net cash provided by financing activities	**–811**	**6,333**
Cash and cash equivalents at the end of the previous period	**5,967**	**8,628**
Net cash provided by operating activities	–2,674	36,641
Net cash used by investing activities	2,681	–45,632
Net cash provided by financing activities	–811	6,333
Effects of exchange-rate changes on cash and cash equivalents	–6	–3
Cash and cash equivalents at the end of the period	**5,157**	**5,967**
of which: Cash on hand	893	754
Balances with central banks	4,069	4,375
Debt issued by public-sector borrowers and bills of exchange rediscountable at central banks	195	838

Cash and cash equivalents do not include additions from companies consolidated for the first time.

* after restatement

The cash flow statement shows the structure of and changes in cash and cash equivalents during the financial year. It is broken down into operating activities, investing activities and financing activities.

Under net cash provided by operating activities, payments (inflows and outflows) from claims on banks and customers and also securities from the trading portfolio and other assets are shown. Additions to and disposals from liabilities to banks and customers, securitized liabilities and other liabilities also belong to operating activities. The interest and dividend payments resulting from operating activities are similarly reflected in the net cash provided by operating activities.

The net cash used by investing activities shows payments for the financial investments, the intangible assets as well as for fixed assets and payments for the acquisition of subsidiaries. The effects of changes in the list of consolidated companies are also recognized under this item.

The net cash provided by financing activities covers the proceeds from capital increases as well as payments received and made with regard to subordinated and hybrid capital. Distributed dividends are also shown here.

We consider cash and cash equivalents to be the cash reserve (see Note 41), consisting of cash on hand, balances held at central banks and also debt issued by public-sector borrowers and bills of exchange eligible for rediscounting at central banks. Claims on banks which are due on demand are not included.

As far as banks are concerned, the cash flow statement can be considered not very informative. For us,the cash flow statement replaces neither liquidity planning nor financial planning, nor do we look upon it as a management tool.

Notes

Consolidated accounting principles

Our consolidated financial statements as of December 31, 2007 were prepared in accordance with Art. 315a (1) of the German Commercial Code (HGB) and Regulation (EC) No. 1606/2002 (IAS Regulation) of the European Parliament and of the Council of July 19, 2002, together with other regulations for adopting certain international accounting standards on the basis of the International Accounting Standards (IAS) – and the International Financial Reporting Standards (IFRS) – approved and published by the International Accounting Standards Board (IASB) and with their interpretation by the Standing Interpretations Committee (SIC) and International Financial Reporting Interpretation Committee (IFRIC). All valid standards and interpretations required in the EU for the financial year 2007 have been applied.

We have not taken into consideration prematurely applying standards and interpretations which are to be implemented only as from January 1, 2008 or later (IFRS 8, revised IAS 1, amendments to IAS 23; IFRIC 11, 12, 13, 14). However, we do not expect these to lead to any material effects on accounting or measurement.

The standards and interpretations to be applied for the first time in the 2007 financial year (IFRS 7, changes to IAS 1; IFRIC 7, 8, 9, 10) had with the exception of IFRS 7 being applied for the first time no material effect on the consolidated financial statements. The disclosure of reporting classes required under IFRS 7.6 follows the breakdown used for the items in the balance sheet and income statement. Information on the nature and the extent of the risks arising from financial instruments in accordance with the requirements of IFRS 7 are reported in the notes and in the risk report section of the management report.

In addition to the consolidated balance sheet and the consolidated income statement, the consolidated financial statements also include a statement of changes in equity, a cash flow statement and the notes. Segment reporting and the reporting on risk management are to be found in the notes (note 40 and notes 74 to 82 respectively).

The consolidated management report, including a separate report on the opportunities and risks related to future developments (risk report) pursuant to Art. 315 of the German Commercial Code (HGB), appears on pages 97 to 134 of our annual report. Unless otherwise indicated, all the amounts are shown in millions of euros.

Accounting and measurement policies

(1) Basic principles

The consolidated financial statements are based on the going concern principle. Income and expenses are recognized on a pro-rata temporis basis; they are shown in the income statement for the period to which they may be assigned in economic terms.

Accounting is based on categorization and measurement principles prescribed by IAS 39. Hedge accounting rules are applied in the case of derivative hedging instruments (further details may be found in note 5). Throughout the Commerzbank Group, uniform accounting policies are used in preparing the financial statements. All material fully consolidated companies prepared their financial statements as of December 31, 2007.

The consolidated financial statements include values, which are determined on the basis of estimates and assessments, as permitted. The estimates and assessments used are based on past experience and other factors, such as planning and – from the present standpoint – likely expectations or forecasts of future events. Estimates are subject to uncertainties in particular in the assessment of risk provisions for possible loan losses, pension obligations, goodwill, deferred taxes and fair value measurement, especially when measuring the value of CDOs/RMBSs (see page 153 et seq.).

An asset is recognized in the balance sheet if it is probable that there will be future economic benefits for the company, and if its purchase or production costs or another value can be reliably assigned a value. A liability is recognized in the balance sheet if it is probable that there will be a direct outflow of resources with economic benefits as a result of a present obligation and that the amount to be paid can be reliably assigned a value.

(2) Adjustments to the accounting policies

Basically, we have employed the same accounting policies as for the consolidated financial statements as of December 31, 2006.

Sales margins from foreign exchange transactions were previously reported in the income statement under net result on trading. From 2007 financial year onward, these will be reported under net commission income, as is now the international norm. We have adjusted the previous years' figures accordingly. In respect of the 2006 financial year, the reclassification amounts to €66m.

Pursuant to IAS 8.42, we have undertaken a correction in the current financial year to the measurement of a low-yield security at our subsidiary Hypothekenbank in Essen. A retrospective adjustment to the lower fair value was made to the acquisition cost of the security, due to the zero coupon nature of the security. So far the purchase cost of a security has been used to put a value on the acquired security.

Consequently, retroactive adjustments had to be made to the 2006 financial year, and these are listed individually in the following tables.

Balance sheet as of 31.12.2006 (€ m)	Published consolidated financial statements	Adjustments	Adjusted consolidated financial statements
Claims on banks	75,271	–89	75,182
Tax assets	5,918	+28	5,946
Tax liabilities	4,127	–8	4,119
Equity: Retained earnings	5,166	–27	5,139
Equity: Minority interests	1,049	–26	1,023

As at January 1, 2006, the adjustment to claims on customers amounted to –€110m, to minority interests to –€32m, to deferred tax assets to +€44m and to retained earnings to –€34m.

Income statement for 2006 (€ m)	Published consolidated financial statements	Adjustments	Adjusted consolidated financial statements
Net interest income	3,916	+21	3,937
Taxes on income	587	+8	595
Profit/loss attributable to minority interests	–191	–6	–197
Consolidated surplus	1,597	+7	1,604
Allocation to retained earnings	–1,104	–7	–1,111
Consolidated profit	493	–	493

After taking into account these adjustments, earnings per share came to €2.44 for the 2006 financial year under IAS 33, compared to the figure of €2.43 reported last year.

An adjustment also had to be made in segment reporting for 2006. This affected the complete segment reporting of Public Finance and Treasury.

(3) Consolidated companies

Besides the parent bank, the consolidated financial statements include 159 subsidiaries (2006: 159) in which Commerzbank Aktiengesellschaft directly or indirectly holds more than 50% of the voting rights or exercises control. Of these, 101 have their registered offices in Germany (2006: 86) and 58 elsewhere (2006: 73).

610 subsidiaries and associated companies of minor significance for the Group's asset and financial position and earnings performance have not been included; instead, they have been shown under the financial investments as holdings in subsidiaries or investments. These companies account for less than 0.1% (2006: 0.1%) of the Group's total assets. In the year under review, 24 subsidiaries were included in the consolidation for the first time.

ABANTUM Beteiligungsgesellschaft mbH & Co. Objekt Euro Alsace Paris KG, Düsseldorf
AJUNTA Grundstücks-Vermietungsgesellschaft mbH, Düsseldorf
ASCARA Grundstücks-Vermietungsgesellschaft mbH, Düsseldorf
ATISHA Verwaltungsgesellschaft mbH, Düsseldorf
ATISHA Verwaltungsgesellschaft mbH & Co. Objekt Paris KG, Düsseldorf
BACUL Immobiliengesellschaft mbH, Eschborn
CG New Venture Aktiengesellschaft, Wiesbaden
CG New Venture 2 GmbH & Co. KG, Wiesbaden
CG New Venture 3 GmbH & Co. KG, Wiesbaden
CG New Venture 4 GmbH & Co. KG, Wiesbaden
CG Real Estate Master FCP-SIF, Luxembourg
Commerz Grundbesitz Beteiligungsgesellschaft mbH & Co. KG, Frankfurt am Main
Commerz Transaction Services Mitte GmbH, Erfurt
Commerz Transaction Services Nord GmbH, Magdeburg
Commerz Transaction Services West GmbH, Hamm
Commerzbank (Switzerland) Ltd Private Banking, Vienna
Dritte Umbra Vermögensverwaltungsgesellschaft mbH, Frankfurt am Main
EHY Real Estate Fund I LLC, New York
EHY Sub Asset LLC, Wilmington/Delaware
H 47 GmbH & Co. KG, Düsseldorf
HAJOBANTA GmbH & Co. Asia Opportunity I KG, Düsseldorf
KENSTONE GmbH, Eschborn
REFUGIUM Beteiligungsgesellschaft mbH, Grünwald (Munich)
SCI EURO ALSACE PARIS, Paris

In addition to the 159 subsidiaries, we fully consolidated in the 2007 financial year 35 special-purpose entities and nine non-publicly-offered funds in our consolidated financial statements in accordance with IAS 27 and SIC 12; ten special-purpose entities and non-publicly-offered funds have been included in the consolidation for the first time:

CB Mezzanine Limited Partnership, St. Helier/Jersey
cominvest Short Term Plus, Luxembourg
CoSMO Finance 2007-1 Ltd., Dublin
Glastonbury 2007-1 plc, Dublin
Kaiserplatz Purchaser No. 8 Limited, St. Helier/Jersey
Kaiserplatz Purchaser No. 17 Limited, St. Helier/Jersey
Kaiserplatz Purchaser No. 18 Limited, St. Helier/Jersey
KP Avalon Ltd., Dublin
Semper Finance 2007-1 GmbH, Frankfurt am Main
SUK-Cofonds, Frankfurt am Main

No longer included in the list of consolidated companies are:

- Activest Grugafonds, Munich
- BRE Agent Transferowy Sp. z o.o., Warsaw
- Comas Strategy Fund Limited, Grand Cayman
- Commerz Asset Management (UK) plc, London
- Commerz Grundbesitzgesellschaft mbH, Wiesbaden
- Commerz International Capital Management (Japan) Ltd., Tokyo
- Commerz (Nederland) N.V., Amsterdam
- Commerzbank Belgium S.A./N.V., Brussels
- Commerzbank Overseas Finance N.V., Curaçao
- CommerzLeasing Auto GmbH, Düsseldorf
- DBI-Fonds HIE 1, Frankfurt am Main
- DBI-Fonds HIE 2, Frankfurt am Main
- DBI-Fonds HIE 3, Frankfurt am Main
- DEGEF-Fonds HIE 1, Frankfurt am Main
- DEGEF-Fonds HIE 2, Frankfurt am Main
- DEVIF-Fonds Nr. 533, Frankfurt am Main
- DEVIF-Fonds Nr. 606, Frankfurt am Main
- Four Winds Funding Corporation, Wilmington/Delaware
- Hibernia Alpha Beteiligungsgesellschaft mbH, Frankfurt am Main
- Hibernia Eta Beteiligungsgesellschaft mbH, Frankfurt am Main
- HIE-Cofonds I, Frankfurt am Main
- HIE-Cofonds II, Frankfurt am Main
- HIE-Cofonds III-N, Frankfurt am Main
- HIE-Cofonds IV-N, Frankfurt am Main
- HIE-Cofonds V-N, Frankfurt am Main
- HIE-Cofonds VI, Frankfurt am Main
- HIE-Cofonds VII, Frankfurt am Main
- HIE-Cofonds VIII, Frankfurt am Main
- Jupiter Administration Services Limited, London
- Jupiter Adria Management Limited, Bermuda
- Jupiter Asset Management Limited, London
- Jupiter Asset Management (Asia) Limited, Hong Kong
- Jupiter Asset Management (Bermuda) Limited, Bermuda
- Jupiter Asset Managers (Jersey) Limited, St. Helier/Jersey
- Jupiter International Group plc, London
- Jupiter Unit Trust Managers Limited, London
- Kaiserplatz Purchaser No. 2 Limited, St. Helier/Jersey
- Kaiserplatz Purchaser No. 3 Limited, St. Helier/Jersey
- Kaiserplatz Purchaser No. 4 Limited, St. Helier/Jersey
- Kaiserplatz Purchaser No. 9 Limited, St. Helier/Jersey
- Mainz Holdings Limited, St. Helier/Jersey
- P.T. Bank Finconesia, Jakarta
- Skarbiec Asset Management Holding SA, Warsaw
- SKARBIEC Towarzystwo Funduszy Inwestycyjnych SA, Warsaw
- Tyndall Holdings Limited, London
- Tyndall International Holdings Limited, Bermuda
- Tyndall Investments Limited, London

Eleven (2006: twelve) material associated companies – seven of them based in Germany (2006: seven) – are measured using the equity method. No associated companies were newly included.

The following company has been removed from the list of associated companies:

Alon Technology Ventures Limited, British Virgin Islands

A full list of all holdings of the Commerzbank Group is published as part of the notes in the electronic Federal Gazette *(elektronischer Bundesanzeiger)* and can also be accessed in the electronic company register. It can furthermore be found under our internet address: www.commerzbank.com/InvestorRelations/Financial reports.

(4) Principles of consolidation

For the consolidation of the capital accounts, we value the assets and liabilities of subsidiaries completely afresh, regardless of the percentage share of the equity which we held at the time of acquisition. With deferred taxes taken into consideration, the revalued assets and liabilities are included in the consolidated balance sheet; the realized hidden reserves and built-in losses which have been identified are treated in accordance with the standards which have to be applied in subsequent reporting periods. If a positive difference remains after revaluation, this is shown as goodwill.

Claims and liabilities deriving from business relations between Group companies, as well as expenses and income, are eliminated as part of the consolidation of balance sheets and of income statements. Intra-Group book gains or losses registered during the financial year are deducted, unless they are of minor importance.

Associated companies are valued according to the equity method and are shown as holdings in associated companies under the financial investments. The purchase cost of these investments including goodwill are determined at the time of their first inclusion in the consolidated financial statements, applying by analogy the same rules as for subsidiaries. For material associated companies, the equity book value which is carried and appears either in profit or loss or in the revaluation reserve is based on the auxiliary calculations of the associated companies, prepared and audited in accordance with our instructions, with IFRS rules applied.

Holdings in subsidiaries not consolidated because of their minor importance and investments are shown at their fair value, or if this cannot be reliably established, at cost under the financial investments.

(5) Financial instruments: recognition and measurement (IAS 39)

In accordance with IAS 39, all financial assets and liabilities – which also includes derivative financial instruments – have to be recognized in the balance sheet and valued in accordance with their assigned category. A financial instrument is a contract which automatically produces a financial asset for the one company and a financial liability or equity instrument for the other.

The following remarks present an overview of how the rules of IAS 39, in the currently valid version, have been applied within our Group:

a) Categorization of financial assets and liabilities and their valuation

Loans and receivables:

Non-derivative financial instruments with fixed or determinable payment claims for which no active market exists are assigned to this category. This holds true regardless of whether they were originated by the Bank or acquired in the secondary market. An active market exists if quoted prices are regularly made available, for example, by a stock exchange or broker, and these prices are representative for current transactions between remote third parties. Valuation is at amortized cost. In the event of an impairment, this will be recognized through the income statement when calculating amortized cost. Premiums and discounts are recognized under net interest income over the entire lifetime to maturity.

Held-to-maturity financial assets:

Non-derivative financial assets with fixed or determinable payments and also a fixed maturity may be included in this category if an active market exists for them and both the intent and the ability exist to hold them to final maturity. Valuation is at amortized cost. In the event of an impairment, this will be recognized through the income statement when calculating amortized cost. Premiums and discounts are recognized under net interest income over the entire lifetime to maturity. In the 2007 financial year Commerzbank Group has again made no use of the category of held-to-maturity financial assets.

Financial assets or financial liabilities at fair value through profit or loss:

This category is made up of two sub-categories:

- Financial assets or liabilities held for trading:
  This category includes financial assets and financial liabilities held for trading purposes (assets held for and liabilities from trading). Financial assets held for trading purposes include original financial instruments (especially interest-bearing securities, equities and promissory notes), precious metals and derivative financial instruments with a positive fair value. Financial liabilities from trading include, in particular, derivative financial instruments with a negative fair value and delivery commitments arising from the short-selling of securities.

  Derivative financial instruments used for hedging purposes are only reported under ssets held for trading/ liabilities held for trading insofar as they do not meet the conditions for the application of hedge accounting rules (see below in this note). Otherwise, they are shown as fair values attributable to hedging instruments.

  Assets held for trading purposes and liabilities from trading activities are valued at their fair value on each balance-sheet date. The results of this valuation appear under trading profit in the income statement.

- Designated at fair value through profit or loss:

  Under the fair value option it is permissible to voluntarily value each financial instrument at fair value and reflect the net result of this valuation in the income statement. The decision whether to use the fair value option or not has to be made on the acquisition of the financial instrument and is irrevocable.

The fair value option may be applied for a financial instrument provided that

- an accounting mismatch will be prevented or significantly reduced or
- a portfolio of financial instruments is managed, and its performance is measured on a fair value basis or
- the financial instrument has one or several embedded derivatives that must be separated.

Financial instruments for which the fair value option is employed are shown at their fair value in the appropriate balance-sheet item for their respective category. The results of such measurement appear under trading profit in the income statement.

Further details on how and to what extent the fair value option is used in the Commerzbank Group can be found in Note 73.

Available-for-sale financial assets:

All non-derivative financial assets not assignable to one of the above categories have to be counted in this category. Primarily, these are interest-bearing securities, equities and investments. They are valued at fair value. If the fair value of equity instruments cannot be reliably determined, measurement is at amortized cost. After deferred taxes have been taken into consideration, measured gains and losses are recognized with no effect on the income statement in a separate equity item (revaluation reserve). Premiums and discounts are recognized under net interest income over the entire lifetime to maturity. If the financial asset is sold, the cumulative valuation previously recognized in the revaluation reserve is released and appears in the income statement. Should the asset's value be impaired, the revaluation reserve has to be adjusted for the impairment, and the amount has to be reflected in the income statement.

Other financial liabilities:

This category includes liabilities to banks and customers and also securitized liabilities. Valuation is at amortized cost. Premiums and discounts are recognized under net interest income over the entire lifetime to maturity

Net gains or losses include impairments, write-ups, gains realized on disposals, and subsequent recoveries on financial instruments written down in the IAS 39 categories described above. The components are detailed in the notes on net interest income, provision for possible loan losses or net investment income, depending on IAS 39 category.

b) Financial Guarantee contracts

According to IAS 39, a financial guarantee is a contract under which the guarantor is obligated to make certain payments that compensate the party to whom the guarantee is issued for a loss arising in the event a particular debtor does not meet payment obligations on time as stipulated in the original or amended terms of a debt instrument. If Commerzbank is the party to whom the guarantee is issued, the financial guarantee is not recorded in the accounts and only recognized upon determining an impairment to the value of a collateralized asset. As guarantor, the Commerzbank Group recognizes the liability arising from a financial guarantee as soon as it is signed. Initial valuation is at fair value at the time of recognition. Viewed overall, the fair value of a financial guarantee at the time of signature is zero because for fair market contracts the value of the premium agreed generally corresponds to the value of the guarantee obligation. A check is performed for subsequent valuations to determine whether a risk provision is necessary.

Insofar as a financial guarantee is a component of a a financing commitment where there is an intention to trade, the financial guarantee also has to be categorized as held for trading. Such financial guarantees are then treated in accordance with the rules for the held-for-trading category (see Note 5a)).

c) Embedded derivatives

IAS 39 also regulates the treatment of derivatives embedded in original financial instruments (embedded derivatives). Such financial instruments are also referred to as hybrid financial instruments. These include, for example, reverse convertible bonds (bonds with a right to repayment in the form of equities) or bonds with indexed-related interest payments. According to IAS 39, under certain conditions the embedded derivative must be shown separately from the original host contract as a stand-alone derivative.

Such separation has to be made if the characteristics and risks of the embedded derivative are not closely related to those of the original host contract. In this case, the embedded derivative has to be regarded as part of the trading portfolio and recognized at its fair value. Changes on revaluation have to be shown in profit and loss. The host contract is accounted for and valued applying the rules of the category to which the financial instrument is assigned.

However, if the characteristics and risks of the embedded derivative are closely linked to those of the original host contract, the embedded derivative is not shown separately and the hybrid financial instrument is valued as a whole in accordance with the general provisions of the category to which the financial instrument is assigned.

d) Hedge accounting

IAS 39 contains extensive hedge accounting regulations, i.e. accounting for hedging instruments – especially derivatives – and the underlying hedged transactions.

In line with general regulations, derivatives are classified as trading transactions (assets held for trading purposes or liabilities from trading activities) and are valued at their fair value. The result of such valuation is shown under trading profit. If it can be demonstrated that derivatives are used to hedge risks from non-trading transactions, IAS 39 permits the application of hedge accounting rules under certain conditions. For the most part, two forms of hedge accounting are distinguished:

Fair value hedge accounting:

IAS 39 prescribes the use of hedge accounting for derivatives which serve to hedge the fair value of recognized assets or liabilities. It is above all, the Group's issuing and lending business and the securities portfolio for liquidity management, insofar as these are fixed-income securities, that are subject to this fair value risk. Primarily, interest-rate and interest-rate/currency swaps are used to hedge these risks.

In line with the regulations for fair value hedge accounting, the derivative financial instruments used for hedging purposes are shown at fair value as fair values attributable to derivative hedging instruments. Changes upon revaluation appear as profit or loss in the income statement under net result on hedge accounting as part of the trading profit. Any changes in the fair value of the hedged asset or hedged liability resulting from the hedged risk have to be recognized and similarly shown in the income statement under net result on hedge accounting. Given a perfect hedge, the changes upon revaluation recognized in the income statement for the hedge and the hedged transaction will balance one another out.

Cash flow hedge accounting:

IAS 39 prescribes the use of cash flow hedge accounting for derivatives which serve to hedge the risk of a change in future cash flows. A cash-flow risk exists in particular for floating-rate loans, securities and liabilities and for forecast transactions (for example, forecast fund-raising or financial investments). Within the Commerzbank Group, the interest-rate risks in asset/liability management are largely covered by means of cash flow hedges. Primarily, interest-rate and interest-rate/currency swaps are used for hedging purposes.

Derivative financial instruments used in cash flow hedge accounting are carried at fair value as fair values attributable to derivative hedging instruments. Reporting of the gain or loss has to be divided into an effective and an ineffective part. The effective valuation result is that part of the change in the fair value of the hedging derivative that represents an effective hedge against the cash flow risk arising from the hedged underlying transaction and, after deferred taxes have been taken into consideration, valuation gains and losses are recognized with no effect on the income statement in a separate equity item (valuation result from cash flow hedges). By contrast, the ineffective portion is shown as net result from hedge accounting under trading profit in the income statement. There is no change in the general accounting rules described above for the transactions underlying cash flow hedges.

The application of hedge accounting rules is tied to a number of conditions. These relate above all to the documentation of the hedge and also to its effectiveness.

The hedge has to be documented at the time it is established. Documentation must include in particular the identification of the hedging instrument and the underlying hedged transaction and also details of the hedged risk and the method employed to determine the effectiveness of the hedge. Documentation for an underlying transaction hedged with a derivative may relate either to an individual asset, liability, pending business or forecast transaction or to a portfolio of such items which are given similar accounting treatment. It is not sufficient, however, to document a net risk position to be hedged.

In addition to documentation, IAS 39 calls for evidence of an effective hedge in order for hedge accounting rules to be applied. Effectiveness in this connection means the relationship between the change in fair value or the cash flow resulting from the hedged underlying transaction and the change in fair value or the cash flow resulting from the hedge. If these changes almost entirely balance one another, a high degree of effectiveness exists. Proof of effectiveness requires, firstly, that a high degree of effectiveness can be expected from a hedge in the future (prospective effectiveness); secondly, when a hedge exists, it must be regularly demonstrated that this was highly effective during the period under review (retrospective effectiveness). A high degree of retrospective effectiveness exists if the ratio of changes in the fair values or the cash flow lies between 0.8 and 1.25. The methods used for determining effectiveness must be disclosed.

Valuation of the subprime portfolios

The total volume of subprime underlyings in the Commerzbank Group was €1.2bn in nominal terms as at December 31, 2007, of which 34% were held primarily in the form of collateralized debt obligations (CDOs) at Commerzbank AG in New York and London and at CB Europe in Dublin; the rest consisted of residential mortgage-backed securities (RMBS) at Eurohypo New York. The rating breakdown has deteriorated significantly in the past year as a result of a series of downgrades.

The CDO and RMBS portfolios affected are allocated to the IAS 39 category "Available for Sale" in the financial investments. They are therefore measured at fair value. Changes in fair value are recognized directly in equity through the revaluation reserve; in the event of impairment the depreciation expenses are recognized in the net investment income.

Where possible fair value is measured using prices quoted on an active market provided on a regular basis by a stock exchange, a dealer or a pricing services provider and actual arm's length transactions in the relevant financial instrument between knowledgeable and willing parties. Where there is no active market in these financial instruments because trading in the products concerned has come to an almost complete halt and market prices are therefore no longer available, we have, as stipulated by IAS 39, used valuation methods which reflect all intrinsic market expectations. As a result the fair values are calculated on the basis of indices (ABX index for RMBS and TABX index for CDOs). The RMBS are valued by mapping onto the ABS index on the basis of the vintage of the original lending and the rating of the securitized loans. CDOs are valued on the basis of a cash-flow based analytical valuation model using spreads derived from the TABX index.

When investigating impairment probabilities of default are calculated for the individual bonds in the RMBS and CDO portfolios using a tranche-by-tranche analysis and/or on the basis of trustee reports or other publicly available information in order to determine the impairment requirement. This analysis involves "looking through" to the actual transactions underlying the securitization. In assessing impairment a bottom-up analysis must also be applied to the individual tranches of the securitization transaction because any defaults are not usually applied on a percentage basis, but are passed on to the individual tranches via a "waterfall" procedure. The expected losses of future interest and principal payments in the underlying credit portfolios derived from this analysis are then compared with the credit enhancement terms. This procedure is intended to quantify the impaired holdings. The assumptions and expectations applied in this process inevitably involve uncertainties and best estimates on the part of management. Even minor variations in the assumptions and parameters used can have a significant impact on the fair value calculation.

An impairment is recognized if this analysis leads to the conclusion that full repayment of a tranche cannot be expected. Where assets are impaired the difference between the fair value calculated and amortized cost is recognized through profit or loss as an impairment loss in the net investment income.

The analysis of the subprime related CDO and RMBS portfolios has resulted in value impairment expenses in the income statement amounting to €44m before tax in the second quarter, €291m before tax in the third quarter and €248m before tax in the fourth quarter 2007. In total this amounts to an effect on the income statement of €583m. In addition the revaluation reserve contains a negative change in fair value of €191m.

Due to the ongoing uncertainty and volatility on the markets further limited write-downs cannot be ruled out in 2008. However, we believe that the scale of any such write-downs will be much lower than in 2007.

(6) Currency translation

Monetary assets and liabilities denominated in foreign currencies and outstanding spot foreign-exchange transactions, are translated at the spot rates, and foreign-exchange forward contracts at the forward rate on the balance-sheet date. Expenses and income are always translated at the average exchange rates for the period. Non-monetary items such as holdings in consolidated subsidiaries are always translated at historic rates. Translation gains and losses from the consolidation of the capital accounts appear in the balance sheet under equity.

As a result of their economically independent business activity, the financial statements of our consolidated units abroad that are prepared in foreign currencies are translated at the spot rates of the balance-sheet date.

The expenses and income generated by the translation of balance-sheet items are recognized in the income statement. Hedged expenses and income are translated at the hedging rate.

The following translation rates applied for the currencies that are most important to the Commerzbank Group as of December 31. (amount per €1 in the respective currency):

	2007	2006
USD	1.4721	1.3170
GBP	0.73335	0.6715
CHF	1.6547	1.6069
PLN	3.5935	3.8310

(7) Offsetting

We set liabilities off against claims if these relate to the same counterparty, are due at call, and agreement has been reached with the contractual partner that interest and commissions be calculated as if only a single account existed.

(8) Cash reserve

With the exception of debt issued by public-sector borrowers, which is shown at its fair value, all the items appear at their nominal value.

(9) Claims

The Commerzbank Group's claims on banks and customers which are not held for trading and are not quoted on an active market are shown at amortized cost. Premiums and discounts are recognized in net interest income over the lifetime of the investment or security. The carrying values of claims which qualify for hedge accounting are adjusted for the changes in fair value attributable to the hedged risk. Claims recognized under the fair value option appear at their fair value.

(10) Provision for possible loan losses

We account for the particular default risks arising from the lending business by forming specific and portfolio valuation allowances.

In order to cover the lending risks represented by claims on customers and banks, we have formed specific valuation allowances according to uniform Group standards. Valuation allowances have to be formed for a loan if it is probable that not all the interest payments and repayments of principal can be made as agreed. The size of the valuation allowance corresponds to the difference between the book value of the loan less the cash value of the expected future cash flow.

In addition, we cover credit risk by means of portfolio valuation allowances. The level of the portfolio valuation allowances is determined using parameters derived from the Basel II system.

The total amount of the provision for possible loan losses, insofar as it relates to claims in the balance sheet, is reported as a separate item under assets. However, provision for risks in off-balance-sheet business – guarantees, endorsement liabilities, lending commitments – is shown as a provision for lending risks.

Unrecoverable accounts for which no specific valuation allowances have been formed are written down immediately. Amounts received on written-down claims appear in the income statement. Impaired claims are (partially) written down, utilizing any specific valuation allowances, if such claims turn out to be partially or entirely unrecoverable. Portions of impaired claims in excess of the current provision for loan losses are also written down immediately if they are unrecoverable.

(11) Genuine repurchase agreements and securities-lending transactions

Repo transactions combine the spot purchase or sale of securities with their forward sale or repurchase, the counterparty being identical in both cases. The securities sold under repurchase agreements (spot sale) still appear, and are valued, in the consolidated balance sheet as part of the securities portfolio. According to counterparty, the inflow of liquidity from the repo transaction is shown in the balance sheet as a liability to either banks or customers. The agreed interest payments, if they are not the result of trading transactions, are booked as interest paid, reflecting the respective maturities.

The outflows of liquidity caused by reverse repos appear as claims on banks or customers and are recognized and valued accordingly. The securities bought under repurchase agreements and on which the financial transaction is based (spot purchase) are not carried in the balance sheet, nor are they valued. The agreed interest payments from reverse repos, if they are not the result of trading transactions, are counted as interest income, reflecting the respective maturities. Claims arising from reverse repos are not netted against liabilities from repos involving the same counterparty.

We show securities-lending transactions in a similar manner to securities in genuine repurchase agreements. Lent securities remain in our securities portfolio and are valued according to the rules of IAS 39. Borrowed securities do not appear in our balance sheet, nor are they valued. We show cash collateral which we have furnished for securities-lending transactions as a claim and collateral received as a liability.

(12) Positive fair values attributable to derivative hedging instruments

Derivative financial instruments used for hedging which qualify for hedge accounting and have a positive value appear under this item. The hedging instruments are valued at fair value.

Listed hedging instruments are measured at market prices; unlisted ones are measured by means of comparable prices and internal valuation models (net present value or option pricing models). The hedge accounting results for fair value hedges appear in the income statement under net result on hedge accounting as part of the trading profit. By contrast, effective portions of the gains and losses on cash flow hedges are recognized under valuation of cash flow hedges in equity.

(13) Assets held for trading purposes

Financial instruments (including precious metals) held for trading purposes, appear in the balance sheet at their fair value on the balance-sheet date. Also shown at fair value are all derivative financial instruments which are not used as hedging instruments in hedge accounting and have a positive fair value. For listed products, market prices are used; for unlisted products, comparable prices, indicative prices of pricing-service providers or other banks (lead managers) or internal valuation models (net present value or option pricing models) are used. All the realized gains and losses and also the net valuation changes which are not realized appear as part of the trading profit in the income statement. Interest and dividend income from trading portfolios are also shown under this item, as well as the expense of funding them.

(14) Financial investments

Financial investments covers financial instruments that are not allocated to any other balance sheet item. Our financial investments comprises all the bonds, notes and other interest-rate-related securities, shares and other equity-related securities and all the investments and holdings in associated companies, as well as holdings in non-consolidated subsidiaries which are not held for trading purposes. Financial instruments from the loans and receivables category under this balance sheet item are measured at amortized cost.

Portfolio items categorized as available for sale are reported and measured at their fair value or, for holdings in associated companies, using the equity method. If the fair value cannot be found on an active market, items are measured by means of comparable prices, indicative prices of pricing-service providers or other banks (lead managers) or internal valuation models (net present value or option pricing models). If, exceptionally, the fair value of equity instruments cannot be reliably determined, they are reported at historic cost less any necessary impairment.

Net changes for portfolio items categorized as available for sale – after deferred taxes have been taken into consideration – are shown in the revaluation reserve under equity. Realized gains and losses only affect the income statement when the holdings are sold. Premiums and discounts are recognized in net interest income over the lifetime of the investment or security. If, however, an effective hedge with a derivative financial instrument exists for financial instruments recognized here, that part of the change in fair value attributable to the hedged risk is shown as part of the trading profit under the net result on hedge accounting.

For assets reported under financial investments, it is necessary to check whether there are any indications (such as breach of contract or loss) that involve a reduction in the cash flow arising from them. There is an impairment if the net present value of the expected cash flow is lower than the carrying value of the financial instrument concerned. In the event of an impairment, the net change is no longer recognized under equity as part of the revaluation reserve but must be taken through the income statement as an impairment charge. With equity instruments, impairment can pertain when fair value is either significantly or persistently lower than historic cost.

No write-ups through the income statement may be made for equity instruments categorized as available for sale; instead they should be booked directly to the revaluation reserve. Accordingly, the income statement is only affected in the event of impairment or disposal. With unlisted equity instruments for which it is not possible to regularly determine a fair value and that are therefore recognized at their historical cost less any necessary impairment, no write-ups may ever be made. If the reasons for an impairment of debt instruments categorized as available for sale cease to apply, the debt instruments are written up, at a maximum by the level of the previously recognized impairment loss. The amount exceeding amortized cost must be recognized in the revaluation reserve.

(15) Intangible assets

Under intangible assets, we mainly recognize software, acquired brand names, customer relationships and goodwill. Valuation is at amortized cost. On each balance-sheet date, all goodwill and brand names are examined with a view to their future economic utility on the basis of cash-generating units. The carrying value of the cash-generating units (including any amount allocated for goodwill) is compared with their recoverable value. The recoverable value is the higher of an item's value in use and fair value less cost to sell; it is based on the unit's expected cash flows in accordance with the business plan discounted at a rate of interest reflecting the risk involved. If there are objective indications that the usage originally identified will no longer be achieved, a valuation allowance must initially be made on the unit's goodwill. Any requirement to make a valuation allowance in excess of this amount is distributed pro rata over the unit's other assets.

The intention is that brand names acquired for consideration will be carried forward indefinitely. There are no business or economic reasons why they may not be used indefinitely. The legal protection of the brands can be continued. In addition, the brands are being maintained and expanded by continual marketing efforts. It is therefore reasonable to assume they will make a permanent contribution to the success of the company and to apply an unlimited length of use. We depreciate software and acquired customer relationships over a period of two to seven years.

Where the reason for making a valuation allowance in previous financial years ceases to apply, the intangible assets are written up to the maximum of amortized cost/cost of production. Write-ups are not permitted for goodwill.

(16) Fixed assets

The land and buildings, and also office furniture and equipment, shown under this item are capitalized at cost, less regular depreciation. Impairments are made in an amount in which the book value exceeds the higher value of fair value minus disposal costs and the utilization value of the asset.

Where the reason for making a valuation allowance in previous financial years ceases to apply, the assets are written up to the maximum of amortized cost/cost of production.

In determining the useful life, the likely physical wear and tear, technical obsolescence and also legal and contractual restrictions are taken into consideration. All fixed assets are depreciated or written off over the following periods, using the straight-line method:

	Probable useful life in years
Buildings	30 – 50
Office furniture and equipment	2 – 10

In line with the materiality principle, purchases of low-value fixed assets in the past financial year are recognized immediately as operating expenses. Profits realized on the disposal of fixed assets appear under other income, with losses being shown under other expenses.

(17) Leasing

In accordance with IAS 17, a lease is classified as an operating lease if it does not substantially transfer to the lessee all the risks and rewards that are incident to ownership. By contrast, finance leases are defined as agreements where the risks and rewards are substantially transferred to the lessee.

The Group as lessor

Operating Leasing

If the risks and rewards of ownership remain substantially with the lessor (operating lease), the item will continue to be reported. Leased objects appear in the consolidated balance sheet under other assets, shown at cost or production cost, less regular depreciation over their useful economic lives or if their value is impaired. Unless a different distribution suggests itself in individual cases, the proceeds from leasing transactions are recognized on a straight-line basis over the lifetime of the agreement and are shown under net interest income.

Real-estate leasing agreements have a fixed basic rental period and generally include an option for the lessee to buy. The payments to be made by the lessee are calculated based on the total investment costs less the residual value of the leased asset as determined at the start of the leasing agreement. During the fixed basic rental period the lessee bears all the asset-related costs and the third-party costs of the leasing company. The risk of unexpected or partial loss of the leased asset is borne by the lessor. Leasing agreements for rented vehicles are structured as partially amortizing agreements without a right to tender.

Finance leases

If virtually all the risks and rewards relating to the leased property are transferred to the lessee (finance leases), the Commerzbank Group recognizes a claim on the lessee. The claim is shown at its net investment value at the inception of the agreement. Leasing payments received are divided into an interest portion, which appears as interest income, and a repayment portion. The income is recognized as interest income for the respective period.

Real-estate leasing agreements have a fixed basic rental period and generally include an option for the lessee to buy. The payments to be made by the lessee are calculated based on the total investment costs less the residual value of the leased asset as determined at the start of the leasing agreement. During the fixed basic rental period the lessee bears all the asset-related costs and the third-party costs of the leasing company. The risk of unexpected or partial loss of the leased asset is borne by the lessor.

Leasing agreements for moveable assets (vehicles, photocopiers) are structured as partially amortizing agreements with a right to tender and can be terminated. Because the fixed rental period is shorter in relation to the normal length of use in the case of partially amortizing agreements, only part of the total investment costs are depreciated.

Leases which may be terminated have no fixed rental period. In the event of termination a previously agreed final payment becomes due, which covers the portion of the total investment costs not yet amortized. If notice of termination is not given, the lease rolls over. The risk of unexpected or partial loss of the leased asset is again borne by the lessor.

The Group as lessee

Expenditure on operating leases is always recorded in a linear manner over the life of the leasing agreement and reported under operating expenses. Financing lease agreements where the Commerzbank Group is a lessee are of minor significance.

(18) Investment properties and assets and disposal groups held for sale

Investment properties are defined as land and buildings held for the purpose of earning rental income or because they are expected to increase in value. Commerzbank Group essentially holds properties acquired as a result of the realization of collateral.

Investment properties are valued when recognized using acquisition or production cost, including directly attributable transaction costs, in accordance with IAS 40. The fair model value is used for the subsequent valuation of property held as a financial investment. Fair value is essentially determined based on annually updated valuations conducted by internal experts and on currently achievable market prices. Properties used for commercial purposes are usually valued based on capitalized earnings; individual apartment buildings are generally valued using tangible or comparative value. Gains and losses arising from changes in fair value are taken through the income statement for the period.

Current income and expenses are recognized in net interest income.

Non-current assets and disposal groups that can be sold in their current condition and whose sale is probable must be classified as held for sale. These assets must be valued at fair value less sale costs in cases where this is lower than book value.

In view of their minor significance for the Commerzbank Group, these two categories are shown under other assets and other liabilities.

(19) Liabilities to banks and customers and securitized liabilities

Financial liabilities are recognized at amortized cost. The derivatives embedded in liabilities have been separated from their host debt instrument where this is required, valued at fair value and shown under either assets held for trading purposes or liabilities from trading activities. As part of hedge accounting, hedged liabilities were adjusted for the fair value attributable to the hedged risk. Liabilities for which the fair value option is used are recognized at their fair value.

(20) Negative fair values attributable to derivative hedging instruments

This item shows derivative financial instruments that are used for hedging purposes and qualify for hedge accounting if they have a negative fair value. Hedging instruments are recognized at their fair value. Listed hedging instruments are recognized at their market prices; unlisted ones are recognized on the basis of comparable prices and internal valuation models (net present value or option pricing models). Under the terms of fair value hedges, changes in fair value of hedging instruments are reported as the net result of hedge accounting under trading profit in the income statement. By contrast, we show the effective portions of the gains or losses on cash flow hedges as valuation changes under equity.

(21) Liabilities from trading activities

Derivative financial instruments which have a negative fair value, and delivery obligations from short sales of securities, are shown as liabilities from trading activities. Liabilities held for trading are recorded at fair value through profit and loss.

Market prices are applied for listed financial instruments; for unlisted products, comparable prices or internal valuation models (net present value or option pricing models) are used. All realized gains or losses and any unrealized valuation gains or losses form part of trading profit in the income statement. Trading profit also includes interest and dividend income from trading portfolios, less the cost of funding them.

(22) Provisions

A provision must be shown if on the balance sheet date, as the result of an event in the past, a current legal or factual obligation has arisen, an outflow of resources to meet this obligation is likely and it is possible to make a reliable estimate of the amount of this obligation. Accordingly we make provisions for liabilities of uncertain amount to third parties and anticipated losses arising from pending transactions in the amount of the claims expected. The amount recognized as a provision represents the best possible estimate of the expense required to meet the current obligation as at the reporting date. The estimate takes account of risks and uncertainties. Provisions are recognized at their net present value if the effect of discounting is material.

(23) Provisions for pensions and similar commitments

The company pension arrangements for current and former employees of Commerzbank Aktiengesellschaft and a number of domestic subsidiaries, together with their surviving dependants, is based on a number of benefit schemes (both defined-benefit and defined contribution plans). Firstly, employees obtain an entitlement to benefits based on an indirect pension commitment (a defined contribution plan). To finance this, the Group, together with its current employees, pays a fixed amount to external pension providers (including the Versicherungsverein des Bankgewerbes a.G. (BVV), Berlin and Versorgungskasse des Bankgewerbes e.V., Berlin).

The amount of current and future pension payments is determined by contributions paid and the related income on the assets. For these indirect systems the accounting standards laid down in in IAS 19 for a defined contribution plan are applied, which means that the contributions paid to the external pension providers are recognized under personnel expenses. No provisions are formed.

Secondly, there are obligations arising from pension entitlements and current payments due to a direct pension commitment on the part of Commerzbank where the amount of the pension payment is fixed and dependent on factors such as age, remuneration and length of service (a defined benefit plan).

For employees entitled to pension benefits who joined Commerzbank AG and other consolidated companies before December 31, 2004 the direct pension claims are based on the rules found in the Commerzbank modular plan for pension benefits, known as CBA. The amount of the benefits under CBA is determined from an initial module for the period up to December 31, 2004, and from a benefit module – possibly augmented by a dynamic module – for each contributory year from 2005 onwards. Staff joining the Bank after January 1, 2005 have been given a commitment under the Commerzbank capital plan for company pension benefits, known as CKA. The amount of the payments under the Commerzbank company pension scheme (CKA) are composed of a contribution-based guaranteed payment for each contributory year from 2005 plus a performance-related bonus. Performance is measured throughout the period that contributions are paid until a pension is due. IAS 19 accounting principles for defined-benefit pension plans are applied to this benefit system. In order to meet direct pension liabilities, cover assets were transferred to a legally independent trustee, Commerzbank Pension-Trust e.V. (CPT).

The trust assets held by CPT qualified as plan assets within the meaning of IAS 19.7. Pursuant to IAS 19.54 the transferred assets are to be netted with pension provisions, which leads to a corresponding reduction in pension provisions within the Group.

The pension expenses reported under personnel expenses for the direct pension commitments consist of several components: the service costs, representing the claims earned by members during the financial year; and the interest cost on the net present value of the pension obligations, as the time when the pension obligations will have to be met has moved forward by one period. Set against this, the expected net income from the assets in the scheme reduces the pension expenses. Moreover, the level of pension expenses continues to be affected by the amortization of actuarial gains or losses not previously recognized in the income statement. If the direct pension commitments are changed and this leads to a change in the payment obligation, a retroactively calculated service cost/income has to be reported.

The size of the provision in accordance with IAS 19.54 is therefore as follows:

Cash value of the defined-benefit obligation for direct commitments (DBO)
less fair value of plan assets
less/plus unrecognized actuarial losses or gains
less/plus a not yet recorded service cost to be offset retrospectively, if applicable
= size of the pension provision

For defined-benefit plans the pension provisions and similar obligations (age-related short-time working, early-retirement and anniversary provisions) are calculated annually by an independent actuary using the projected-unit-credit method. This calculation is based on biometric assumptions, the current market interest rate for top-quality long-term corporate bonds and on assumptions for staff turnover and career trends as well as future rates of salary and pension increases.

According to IAS 19.92 et seq., any actuarial profits and losses that have not yet been amortized do not have to be recognized until the reporting period in which they exceed or fall below the corridor of 10% of the greater of DBO or the fair value of the plan assets at the beginning of the period. Only that part comprising the amount that falls outside of the corridor divided by the average expected remaining working lives of the employees covered by the plan has to be charged as an expense. The Bank's internal accounting methods allow to recognize the actuarial profits and losses in the income statement earlier and more quickly.

(24) Staff remuneration plans

a) Commerzbank AG

For managers and other selected employees, the Group sets up long-term performance plans (LTPs) every year. In financial year 2007, payments of €18.3m were made under the LTP for 2004. In the previous year, a total of €36.1m was paid out for the LTPs for 2002 and 2003. The plans still outstanding (LTPs 2005 to 2007) provide remuneration geared to the performance of the share price and the index. Those entitled to participate include employees of Commerzbank Aktiengesellschaft, various domestic companies and selected operating units abroad.

In order to participate in the LTPs those eligible have to invest in Commerzbank shares. The scale of this investment for staff below the level of Board of Managing Directors depends on function group (the possible amount ranges between 100 and 1,200 shares). At least one of the following conditions must be met for payments to be made under the LTPs:

The following applies for 50% of the staff member's own investment:

Commerzbank shares must outperform the Dow Jones Euro Stoxx® banks index. For each one percentage point of outperformance a payment of €10 will be made, up to a maximum of €100 per share.

The following applies for 50% of the staff member's own investment:

Commerzbank shares must rise in absolute terms. For a 25% rise in the share price a payment of €10 will be made; for each additional 3 percentage points an additional €10 will be paid, up to a maximum of €100 per share.

Eligible participants receive a maximum of €100 per share paid out in cash.

Payment of the LTP is dependent upon Commerzbank Aktiengesellschaft paying a dividend in the financial year in which the payment takes place.

The base price of the index for the performance comparison and the base price of the Commerzbank share is determined at the end of March of each issuing year.

The base price for Commerzbank shares is the average of the daily Xetra closing prices in the 1st quarter of the issuing year, subsequently adjusted for corporate actions.

The base price for the index is the average of the daily closing prices of the Dow Jones Euro Stoxx® banks index (price index) in the 1st quarter of the issuing year.

After three years, the base prices of the issuing year are compared with the data for the 1st quarter of the year under review to determined whether outperformance of at least one percentage point compared to the Dow Jones Euro Stoxx® banks index was achieved and/or the Commerzbank share price rose by at least 25% compared to the base price.

In the event that none of the exercise criteria have been met after three years have elapsed, the comparison is repeated at annual intervals. The data from the issuing year remain the basis for comparison. If none of the performance targets have been achieved after five years, the plan will terminated. On each occasion that payments are made, members of the Board of Managing Directors invest 50% of the gross payment in Commerzbank shares.

b) Eurohypo AG

Eurohypo managers have separate long-term incentive plans (LFIs) from financial years 2004 and 2005. No new LFIs have been launched since 2006. Instead, the members of the Board of Managing Directors of Eurohypo have been eligible to participate in the Commerzbank LTP since 2006, and all managers of Eurohypo since 2007. Staff had the right under the LFI to purchase Eurohypo shares if the target variable of pre-tax return on equity reached a certain value. If the targeted value is exceeded or not achieved, the number of shares increases or decreases by 25% per percentage point of the outperformance or the underperformance. The calculation of shares eligible for suscription is based on the average Eurohypo share price in the 2003 financial year. In 2006, the entitlements to shares of Eurohypo gained in 2004 and 2005 were converted on a one-to-one basis into entitlements to Commerzbank AG shares. The earliest date at which the 2004 LFI will be transferred or paid out at is the Annual General Meeting at which a resolution will be passed on the appropriation of profit for the 2007 financial year. For the 2005 LFI the resolution on the appropriation of profit for the 2008 financial year is the determining factor. The long-term incentive plans will be paid out in shares or cash at Eurohypo's discretion.

c) Other consolidated companies

In addition, it is possible at other consolidated companies (e.g. comdirect bank AG) for selected employees to participate through private equity models in the performance of the respective companies. Payment in such cases depends on the extent to which fixed performance targets are attained. These models include direct investment in shares of the respective companies. Frequently, these are offered at reduced prices and/or in combination with call or put options. In addition, warrants and share subscription rights are also issued. Bonuses are also granted which may either be used to subscribe to shares or paid in cash. The observance of blocking periods and agreements for later repurchase determine whether additional income is received.

d) Accounting and measurement

The staff remuneration plans described here are treated according to the rules of IFRS 2 – Share-based Payment. IFRS 2 distinguishes between share-based payments settled in the form of equity instruments and those settled in cash. For both forms, however, the granting of share-based payments has to be recognized at fair value in the annual financial statements. The majority of the staff remuneration plans described are classified and recognized as cash-settled payment transactions.

Equity-settled share-based payment transactions

The fair value of share-based payments settled in the form of equity instruments has to be recognized as personnel expenses and reflected accordingly in equity (capital reserve). The fair value at the time the awards are granted – with the exception of the effect of non-market-based exercise conditions – has to be determined and recognized as expense on a straight-line basis over the time during which the employee acquires irrevocable claims to the awards. The amount recognized as expenses may only adjusted if the estimates made by the Bank regarding the number of equity instruments which will finally be issued change.

If rights cannot be exercised because the conditions for exercise (e.g. a performance target) are not met, no change is made to the amounts already recognized in equity.

Cash-settled share-based payment transactions

The portion of the fair value of share-based payments settled in cash that relates to services performed up to the date of measurement is recognized as personnel expenses, accompanied by its recognition as a provision. The fair value is calculated afresh for every reporting date up to and including the date of settlement. Any change in the fair value of the provision is reflected in profit or loss. On the date of settlement, therefore, the accumulated value of the fair value of the provision has to correspond to the amount paid to the eligible employees.

Valuation models

In order to calculate the fair values of the staff remuneration plans that exist within Commerzbank Group, we have engaged external actuaries. Either a Monte Carlo model or a binominal model is used for valuation purposes.

A Monte Carlo simulation of changes which boost future share prices is applied to measure the awards granted under LTPs. The model is based on the assumption that stock yields are normally distributed in statistical terms around a mean corresponding to a risk-free investment in an interest-bearing security.

An actuarial binominal model is generally used for determining the fair value of the options that exist under staff remuneration plans in other consolidated companies. It takes into account the terms and conditions for granting such awards. The share price on each reporting date and the exercise price are calculated on the basis of the specific conditions and formulae contained in the plans, which are linked to the after-tax profit of the companies in question.

(25) Taxes on income

Current tax assets and liabilities are calculated on the basis of the expected payment to or rebate from each fiscal authority using the current tax rates applicable in the relevant country.

Deferred tax assets and liabilities are formed to reflect differences between the IFRS book values of assets or liabilities and the taxable value, provided that these temporary differences are expected to increase or reduce future taxes on income. The valuation of deferred taxes is based on income tax rates already enacted at December 31, 2007 and applicable in the relevant country in the event of realization of the temporary differences.

Deferred tax assets on tax-reducing temporary differences, unused tax losses and unused tax credits are only recognized if and to the extent that it is probable the same taxable entity will generate tax results in the foreseeable future with respect to the same fiscal authority.

Deferred tax assets and liabilities are recognized and carried – depending on the reason for the deferral – either under taxes on income in the income statement or directly in equity.

Income tax expenses or income are reported under taxes on income in the consolidated income statement.

Deferred tax assets and liabilities have been netted if there is a right to net current taxes on income and the deferred tax assets and liabilities relate to taxes on income levied by the same fiscal authority on the same taxable entity.

The definitions of current and deferred tax assets as well as of current and deferred tax liabilities are set out in Notes 52 and 60.

(26) Subordinated and hybrid capital

Under subordinated and hybrid capital we show issues of profit-sharing certificates, securitized and non-securitized subordinated liabilities as well as hybrid capital instruments. They are shown at amortized cost. Premiums and discounts are recognized under net interest income over the entire lifetime to maturity.

(27) Trust transactions at third-party risk

Trust business involving the management or placing of assets for the account of others is not shown in the balance sheet. Commissions received from such business are included under net commission income in the income statement.

(28) Treasury shares

Treasury shares held by Commerzbank Aktiengesellschaft in its portfolio on the balance-sheet date are deducted directly from equity. Gains and losses resulting from the Bank's own shares are set off against one another, with no effect on profit or loss.

Acquisition / sale of the majority interest in other companies

We sold our subsidiaries Commerz Asset Management (UK) plc, London, and Jupiter International Group plc, London, and deconsolidated the companies on June 19, 2007. The sale generated non-recurring income of €243m in the category financial investments as well as €94m in other income.

On September 18, 2007 Commerzbank Aktiengesellschaft signed an agreement to purchase 60% plus one share in Bank Forum, Ukraine. The purchase will be completed in 2008.

We also signed an agreement on October 23, 2007 for the sale of our subsidiary Caisse Centrale de Réescompte, S.A., Paris, (CCR). In compliance with IFRS 5, we are reporting these companies' assets and liabilities under other assets and other liabilities and equity until the final transfer of the shares is completed. The individual amounts can be found in the relevant notes.

Notes to the income statement

(29) Net interest income

	2007 €m	2006* €m	Change in %
Interest income from lending and money-market transactions and also from available-for-sale securities portfolio[1]	21,592	18,009	19.9
Gains from the sale of loans and receivables	134	339	–60.5
Dividends from securities	64	148	–56.8
Current result on investments and subsidiaries	66	83	–20.5
Current result on investments in associated companies	36	90	–60.0
Current income from leasing and comparable assets[2]	224	193	16.1
Interest income	22,116	18,862	17.3
of which: Interest income from applying the fair value option	173	144	20.1
Interest paid on subordinated and hybrid capital	787	684	15.1
Interest paid on securitized liabilities	8,364	6,841	22.3
Interest paid on other liabilities	8,733	7,218	21.0
Losses from the sale of loans and receivables	6	4	50.0
Current expenses from leasing and comparable assets[2]	206	178	15.7
Interest expenses	18,096	14,925	21.2
of which: Interest expenses from applying the fair value option	56	13	.
Total	**4,020**	**3,937**	**2.1**

[1] Includes €14m of early repayment penalties.
[2] Includes €19m of income and €12m of expenses from properties held as financial investments.

Interest margin: The interest margin, based on the average risk-weighted assets in the on-balance-sheet business according to BIS, was 2.04% (previous year*: 2.31%).

(30) Provision for possible loan losses

Provision for possible loan losses appears as follows in the consolidated income statement:

	2007 €m	2006 €m	Change in %
Allocation to provisions	–1,551	–1,646	–5.8
Reversals of provisions	1,272	869	46.4
Direct write-downs[1]	–228	–131	74.0
Income received on written-down claims	28	30	–6.7
Total	**–479**	**–878**	**–45.4**

[1] No risk provisions were made for claims in the category Available for sale.

* after restatement

(31) Net commission income

	2007 €m	2006 €m	Change in %
Securities transactions	1,155	1,015	13.8
Asset management	861	1,004	-14.2
Payment transactions and foreign commercial business	530	532	-0.4
Real-estate business	380	316	20.3
Guarantees	219	202	8.4
Income from syndicated business	123	124	-0.8
Trust transactions at third-party risk	6	6	0.0
Other income	558	285	95.8
Commissions received	**3,832**	**3,484**	**10.0**
Securities transactions	70	70	0.0
Asset management	219	237	-7.6
Payment transactions and foreign commercial business	51	35	45.7
Real-estate business	69	71	-2.8
Guarantees	45	37	21.6
Income from syndicated business	8	3	.
Trust transactions at third-party risk	3	-	.
Other expenses	217	104	.
Commissions paid	**682**	**557**	**22.4**
Net commission income			
Securities transactions	1,085	945	14.8
Asset management	642	767	-16.3
Payment transactions and foreign commercial business	479	497	-3.6
Real-estate business	311	245	26.9
Guarantees	174	165	5.5
Income from syndicated business	115	121	-5.0
Trust transactions at third-party risk	3	6	-50.0
Other net commission income	341	181	88.4
Total	**3,150**	**2,927**	**7.6**

Commissions received includes €182m (previous year: €159m) of income and commissions paid include €158m (previous year: €42m) of expenses resulting from transactions with financial instruments that are not recorded at fair value through profit and loss.

The decrease in net commission income in asset management is the result of the deconsolidation of Jupiter International Group. In other commission income a one-off item of €100m is included, which was booked retrospectively further to a decision by the Federal Court of Justice.

(32) Trading profit

Trading profit has been split into four components:

Net result on trading in securities, promissory notes, precious metals and derivative instruments.
Net result on the valuation of derivative financial instruments which do not form part of the trading book and do not qualify for hedge accounting.
Net result on hedge accounting.
Net result from applying the fair value option.

All financial instruments held for trading purposes are valued at their fair value. We use market prices to value listed products, while internal price models (primarily net-present-value and option-price models) are used in determining the current value of non-listed trading transactions. Apart from the realized and unrealized gains and losses attributable to trading activities, trading profit also includes the interest and dividend income related to such transactions and their funding expenses.

	2007 €m	2006 €m	Change in %
Net result on trading	988	1,134	–12.9
Net result on the valuation of derivative financial instruments	–105	–93	12.9
Net result on hedge accounting	–10	17	.
Net result from applying the fair value option	6	53	–88.7
Total	**879**	**1,111**	**–20.9**

The trading profit is broken down as follows: €498m realizations, –€52m valuations and €542m net interest income related to trading transactions (€5,004m interest income and €4,462m interest expense for funding trading transactions).

In the net result from applying the fair value option €19m are included as realized gains and –€13m from valuations.

The net result on hedge accounting reflects the gains and losses attributable to the valuation impact of effective hedges in connection with fair value hedge accounting. The net result of hedge accounting also includes the ineffective part of the fair value measurement arising from effective cash flow hedges.

It is broken down as follows:

	2007 €m	2006 €m	Change in %
Fair value hedge			
Net result on derivatives used as hedging instruments	763	–144	.
Net result on hedged items	–773	163	.
Cash flow hedge			
Result of effectively hedged cash flow hedges (ineffective part only)	0	–2	.
Total	**–10**	**17**	**.**

(33) Net investment income

Under the net investment income, we show the disposal proceeds the gains and losses (impairments) on available-for- sale securities, investments, holdings in associated companies and holdings in subsidiaries which have not been consolidated.

	2007 €m	2006 €m	Change in %
Net result from interest-bearing business	**–480**	**108**	**.**
in the available-for-sale category	116	108	7.4
Gains on disposals (rebooking from the revaluation reserve)[1]	343	218	57.3
Losses on disposals (rebooking from the revaluation reserve)[1]	–227	–110	.
in the loans and receivables category	–6	–1	.
Gains on disposals	19	77	–75.3
Losses on disposals	–25	–78	–67.9
Net valuation result	–590	1	.
Net result from equity instruments	**606**	**662**	**–8.5**
in the available-for-sale category	281	617	–54.5
Gains on disposals (rebooking from the revaluation reserve)[1]	291	620	–53.1
Losses on disposals (rebooking from the revaluation reserve)[1]	–10	–3	.
in the available-for-sale category, valued at cost of acquisition	410	57	.
Net valuation result	–85	–12	.
Net result on disposals and valuation of holdings in associated companies	–	–	.
Total	**126**	**770**	**–83.6**

[1] This includes €88m of rebookings from the revaluation reserve which relate to the financial year 2007.

(34) Other result

The other result primarily comprises allocations to and reversals of provisions, as well as interim expenses and income attributable to hire-purchase agreements. Expenses and income arising from building and architects' fees occur in connection with the construction management of our sub-group Commerz Real AG. Other taxes are also included in this item.

	2007 €m	2006 €m	Change in %
Material other expenses	**245**	**221**	**10.9**
Expenses arising from building and architects' services	83	51	62.7
Allocations to provisions	135	136	−0.7
Hire-purchase expenses and interim costs	27	34	−20.6
Material other income	**398**	**198**	.
Reversals of provisions	265	93	.
Hire-purchase proceeds and interim income	36	34	5.9
Income from building and architects' services	91	56	62.5
Income from disposal of fixed assets	6	15	−60.0
Balance of sundry other expenses/income	**30**	**9**	.
Other result	**183**	**−14**	.

(35) Operating expenses

The Group's operating expenses of €5,366m consist of personnel expenses of €3,082m, other expenses of €1,986m, and depreciation on office furniture and equipment, property, and on other intangible assets of €316m. The expenses break down as follows:

Personnel expenses:

	2007 €m	2006 €m	Change in %
Wages and salaries	2,070	1,999	3.6
Regular and special bonuses	797	885	−9.9
Expenses for pensions and other employee benefits of which:	215	244	−11.9
Contributions to BVV and Versorgungskasse des Bankgewerbes	55	52	5.8
Company pension scheme	160	192	−16.7
Total	**3,082**	**3,128**	**−1.5**

Personnel expenses include €324m expenses for social-security contributions (previous year: €341m).

Other expenses:

	2007 €m	2006 €m	Change in %
Expenses for office space	521	511	2.0
IT expenses	423	396	6.8
Compulsory contributions, consulting, other operating and company-law expenses	418	354	18.1
Advertising, PR and promotional expenses, consulting	234	166	41.0
Workplace expenses	188	177	6.2
Sundry expenses	184	137	34.3
Total	**1,968**	**1,741**	**13.0**

The auditors' fee (excluding VAT) of €13.7m, recognized as expenses in Germany in the financial year, breaks down as follows:

	2007 €1,000	2006 €1,000	Change in %
Audit of financial statements	10,149	6,279	61.6
Provision of other certificates or assessments	2,660	2,366	12.4
Tax consulting services	326	425	−23.3
Other services	599	270	.
Total	**13,734**	**9,340**	**47.0**

The increase in the Audit of financial statements item is due mainly to the first time audit by PwC of Eurohypo AG and its domestic subsidiaries.

Depreciation of office furniture and equipment, property and other intangible assets:

	2007 €m	2006 €m	Change in %
Office furniture and equipment	175	201	−12.9
Property	43	37	16.2
Other intangible assets	98	97	1.0
Total	**316**	**335**	**−5.7**

The depreciation of property includes a decrease in value of €19m.

(36) Restructuring expenses

	2007 €m	2006 €m	Change in %
Expenses for restructuring measures introduced	8	253	–96.8
Total	**8**	**253**	**–96.8**

(37) Taxes on income

Income-tax expenses break down as follows:

	2007 €m	2006* €m	Change in %
Current taxes on income	503	300	67.7
Deferred taxes	77	295	–73.9
Total	**580**	**595**	**–2.5**

As a result of the 2008 Corporation Tax Reform Act passed by the German parliament in 2007 tax rates have been cut with effect from January 1, 2008. The combined income tax rate applicable to Commerzbank Aktiengesellschaft and its German subsidiaries will in future be 30.85% (previously 39.4%). As a result the deferred tax assets and liabilities of the Group companies in Germany as at December 31, 2007 have been valued at the new lower tax rates. As these Group companies currently have net deferred tax assets, the revaluation with the lower tax rates in 2007 leads to a one-off tax expense of €203m.

With the registration of the control and profit transfer agreement between Commerzbank Inlandsbanken Holding GmbH, a 100% subsidiary of Commerzbank Aktiengesellschaft, and Eurohypo Aktiengesellschaft in the Commercial Register in September 2007, a fiscal unity has been created for income tax purposes. The forecast taxable profits of Eurohypo Aktiengesellschaft can now be used in the Group as part of the fiscal unity and offset against the tax loss carryforwards of Commerzbank Aktiengesellschaft.

In addition the revision of the medium-term corporate plan as a result of the strong business performance in 2007 has created further potential for future tax profits which can be offset against the tax loss carryforwards of Commerzbank Aktiengesellschaft.

These two factors have led to the recognition of deferred tax assets of €200m for previously unrecognized tax loss carryforwards in the domestic Group companies for the first time.

The deferred tax assets include a tax expense of €160m for the release of deferred taxes arising from loss carryforwards which were utilized in the past financial year.

€8.6m of current taxes credited directly to equity arose in 2007.

An agreement for the sale of the subsidiaries of the CCR Group was signed in 2007 (cf. p. 163). The tax expenses for the subsidiaries held for sale at December 31, 2007 is €0.2m in relation to the sale of the shareholdings and €11.1m (2006: € 22.3m) in relation to ordinary activities.

The following reconciliation shows the connection between profit from ordinary activities and taxes on income in the past financial year:

* after restatement

	2007 €m	2006* €m
Net pre-tax profit according to IFRS	**2,505**	**2,396**
Group's income-tax rate (%)	39.4	39.9
Calculated income-tax payments in financial year	**987**	**956**
Effects due to differing tax rates affecting income during periods in question	–179	–161
Impact of 2008 tax reform	203	–
Impact of the recognition of deferred taxes on loss carryforwards due to the revision of Commerzbank's medium-term planning and the creation of a fiscal unity with Eurohypo AG	–200	–
Effects of taxes from previous years recognized in past financial year	43	7
Effects of non-deductible operating expenses and tax-exempt income	–315	–563
Deferred tax assets not recognized	67	166
Other effects	–26	190
Taxes on income	**580**	**595**

The Group income-tax rate selected as a basis for the reconciliation is made up of the corporate income-tax rate of 25% applied in Germany, plus the solidarity surcharge of 5.5%, and an average rate of 17.7% for trade earnings tax. With the deductibility of trade earnings tax taken into consideration, the German income-tax rate is roughly 39.4%.

Income tax effects result from discrepancies between the tax rates valid for foreign units. Tax rates outside Germany ranged between 0% and 46%.

As at December 31, 2007 the Group tax ratio was 23.2% (2006*: 24.8%).

(38) Basic earnings per share

	31.12.2007	31.12.2006*	Change in %
Operating profit (€ m)	2,513	2,649	–5.1
Consolidated surplus (€ m)	1,917	1,604	19.5
Average number of ordinary shares issued (units)	656,626,962	656,301,386	0.0
Operating profit per share (€)	3.83	4.04	–5.2
Earnings per share (€)	2.92	2.44	19.7

The earnings per share, calculated in accordance with IAS 33, is based on consolidated surplus without the profit/loss for the year attributable to minority interests.

In the past financial year and on December 31, 2007, no conversion or option rights were outstanding. It was not necessary to calculate diluted earnings.

* after restatement

(39) Cost/income ratio

	2007	2006*	Change in %
Cost/income ratio before restructuring expenses	64.2	59.6	7.7

The cost/income ratio represents the quotient formed by operating expenses and income before provisioning.

(40) Segment reporting

Segment reporting reflects the results of the operational business lines within the Commerzbank Group. It is based on our internal management information, which is compiled every month in accordance with IFRS rules.

In our segment reporting, we report on six segments:

- "Private and Business Customers" includes branch business with private individuals, professional and business people, private banking, the activities of comdirect bank, the retail banking of Eurohypo and the Asset Management department (cominvest).

- *"Mittelstandsbank"* presents the results of corporate banking in Germany, the Central and Eastern European region and Asia, as well as the Financial Institutions department.

- "Corporates & Markets" comprises equity and bond-trading activities, trading in derivative instruments, interest-rate and currency management, as well as corporate finance. In addition, this segment is responsible for business involving multinational companies. It also looks after the branches and subsidiaries in Western Europe, America and Africa.

- "Commercial Real Estate" presents the results of Commerz Real and Eurohypo's commercial real-estate activities.

- "Public Finance and Treasury" consists of Hypothekenbank in Essen and Erste Europäische Pfandbrief- und Kommunalkreditbank in Luxemburg, Eurohypo's public finance business and the Group Treasury department.

- "Others and Consolidation" registers the income and expenses which do not fall within the area of responsibility of the operational business lines. Also included here are the income and expenses required to reconcile the internal accounting control variables used in the segment reporting of the operational business lines to the relevant external accounting data. In addition, this segment covers equity participations which are not assigned to the operational business lines as well as the international asset management activities (Jupiter International Group, Caisse Centrale de Réescompte, Commerzbank Europe (Ireland) and CAM Asia Pacific).

The result generated by each individual segment is measured in terms of the operating profit and the pre-tax profit, as well as the return on equity and the cost/income ratio. Through the presentation of pre-tax profits, minority interests are included in both the result and the average equity tied up. All the revenue for which a segment is responsible is thus reflected in the pre-tax profit.

* after restatement

The return on equity is calculated from the ratio between the operating profit (operating or pre-tax) and the average amount of equity that is tied up. It shows the return on the equity that is invested in a given segment. The cost/income ratio in operating business reflects the cost efficiency of the various segments. It represents the quotient formed by operating expenses and income before provisioning.

Income and expenses are shown such that they reflect the originating unit and appear at market prices, with the market interest rate applied in the case of interest-rate instruments. Net interest income reflects the actual funding costs of the equity participations, which are assigned to the respective segments according to their specific business orientation. The investment yield achieved by the Group on its equity is assigned to the net interest income of the various segments such that it reflects the average amount of equity that is tied up. The interest rate corresponds to that of a risk-free investment in the long-term capital market. The average amount of equity tied up is worked out using the BIS system, based on the established average amount of risk-weighted assets and the capital charges for market risk positions (risk-weighted asset equivalents). At Group level, investors' capital is shown, which is used to calculate the return on equity. The capital backing for risk-weighted assets which we assume for segment reporting purposes is 6%.

Direct and indirect expenditure form the operating expenses which are shown in the operating profit. They consist of personnel costs, other expenses and depreciation of fixed assets and other intangible assets. Restructuring expenses appear below the operating profit in the pre-tax profit. Operating expenses are assigned to the individual segments on the basis of the causation principle. The indirect expenses arising in connection with internal services are charged to the beneficiary or credited to the segment performing the service.

Breakdown, by segment

2007 financial year €m	Private and Business Customers	*Mittelstandsbank*	Corporates & Markets	Commercial Real Estate	Public Finance and Treasury	Others and Consolidation	Total
Net interest income	1,296	1,477	373	858	–2	18	**4,020**
Provision for possible loan losses	–240	12	–135	–115	4	–5	**–479**
Net interest income after provisioning	1,056	1,489	238	743	2	13	**3,541**
Net commission income	1,575	817	186	411	–24	185	**3,150**
Trading profit	4	95	891	33	–161	17	**879**
Net investment income	–8	7	–324	–194	148	497	**126**
Other result	–24	–18	11	18	50	146	**183**
Revenue	*2,603*	*2,390*	*1,002*	*1,011*	*15*	*858*	***7,879***
Operating expenses	2,202	1,138	979	564	105	378	**5,366**
Operating profit	**401**	**1,252**	**23**	**447**	**–90**	**480**	**2,513**
Restructuring expenses	–	–	8	–	–	–	**8**
Pre-tax profit	**401**	**1,252**	**15**	**447**	**–90**	**480**	**2,505**
Average equity tied up	**2,478**	**3,196**	**2,280**	**4,267**	**1,189**	**32**	**13,442**
Operating return on equity (%)	**16.2**	**39.2**	**1.0**	**10.5**	**–7.6**	**.**	**18.7**
Cost/income ratio in operating business (%)	**77.5**	**47.9**	**86.1**	**50.1**	**954.5**	**.**	**64.2**
Return on equity of pre-tax profit (%)	**16.2**	**39.2**	**0.7**	**10.5**	**–7.6**	**.**	**18.6**
Staff (average no.)	11,711	9,619	1,782	1,609	430	9,645	**34,796**

Breakdown, by segment

2006 financial year* €m	Private and Business Customers	*Mittelstandsbank*	Corporates & Markets	Commercial Real Estate	Public Finance and Treasury	Others and Consolidation	Total
Net interest income	1,280	1,274	346	713	350	–26	**3,937**
Provision for possible loan losses	–585	–128	11	–148	–28	–	**–878**
Net interest income after provisioning	695	1,146	357	565	322	–26	**3,059**
Net commission income	1,418	675	198	293	–28	371	**2,927**
Trading profit	4	83	954	22	–18	66	**1,111**
Net investment income	–1	7	29	3	93	639	**770**
Other result	–15	–5	43	26	2	–65	**–14**
Revenue	*2,101*	*1,906*	*1,581*	*909*	*371*	*985*	***7,853***
Operating expenses	2,088	1,092	948	439	94	543	**5,204**
Operating profit	**13**	**814**	**633**	**470**	**277**	**442**	**2,649**
Restructuring expenses	135	–	3	13	6	96	**253**
Pre-tax profit	**–122**	**814**	**630**	**457**	**271**	**346**	**2,396**
Average equity tied up	**2,494**	**2,982**	**2,394**	**3,149**	**1,044**	**74**	**12,137**
Operating return on equity (%)	**0.5**	**27.3**	**26.4**	**14.9**	**26.5**	**.**	**21.8**
Cost/income ratio in operating business (%)	**77.7**	**53.7**	**60.4**	**41.5**	**23.6**	**.**	**59.6**
Return on equity of pre-tax profit (%)	**–4.9**	**27.3**	**26.3**	**14.5**	**26.0**	**.**	**19.7**
Staff (average no.)	11,631	9,177	1,738	1,479	285	9,558	**33,868**

* after restatement

Quarterly results, by segment

1st quarter 2007 €m	Private and Business Customers	*Mittel-stands-bank*	Corporates & Markets	Commercial Real Estate	Public Finance and Treasury	Others and Conso-lidation	Total
Net interest income	319	333	101	211	68	13	1,045
Provision for possible loan losses	−73	−30	−13	−39	−5	–	−160
Net interest income after provisioning	246	303	88	172	63	13	885
Net commission income	430	187	45	100	−6	91	847
Trading profit	1	21	289	17	−34	7	301
Net investment income	2	24	7	–	79	113	225
Other result	−1	1	2	15	1	−8	10
Revenue	*678*	*536*	*431*	*304*	*103*	*216*	*2,268*
Operating expenses	533	270	257	140	26	134	1,360
Operating profit	**145**	**266**	**174**	**164**	**77**	**82**	**908**
Restructuring expenses	–	–	–	–	–	–	–
Pre-tax profit	**145**	**266**	**174**	**164**	**77**	**82**	**908**

2nd quarter 2007 €m	Private and Business Customers	*Mittel-stands-bank*	Corporates & Markets	Commercial Real Estate	Public Finance and Treasury	Others and Conso-lidation	Total
Net interest income	318	360	96	211	11	7	1,003
Provision for possible loan losses	−66	−25	−10	−39	−7	−4	−151
Net interest income after provisioning	252	335	86	172	4	3	852
Net commission income	380	175	61	95	−7	54	758
Trading profit	1	30	327	17	2	4	381
Net investment income	1	1	1	1	43	215	262
Other result	1	5	3	6	3	128	146
Revenue	*635*	*546*	*478*	*291*	*45*	*404*	*2,399*
Operating expenses	531	277	269	138	27	82	1,324
Operating profit	**104**	**269**	**209**	**153**	**18**	**322**	**1,075**
Restructuring expenses	–	–	–	–	–	–	–
Pre-tax profit	**104**	**269**	**209**	**153**	**18**	**322**	**1,075**

Quarterly results, by segment

3rd quarter 2007 €m	Private and Business Customers	*Mittel-stands-bank*	Corporates & Markets	Commercial Real Estate	Public Finance and Treasury	Others and Conso-lidation	Total
Net interest income	319	381	78	220	2	–1	999
Provision for possible loan losses	–58	38	–57	–26	–4	–	–107
Net interest income after provisioning	261	419	21	194	–2	–1	892
Net commission income	391	283	36	94	–6	12	810
Trading profit	1	23	150	2	–45	–7	124
Net investment income	–2	3	–148	–127	25	11	–238
Other result	–19	9	14	52	–	–	56
Revenue	*632*	*737*	*73*	*215*	*–28*	*15*	***1,644***
Operating expenses	547	279	229	131	25	72	1,283
Operating profit	**85**	**458**	**–156**	**84**	**–53**	**–57**	**361**
Restructuring expenses	–	–	–	–	–	–	–
Pre-tax profit	**85**	**458**	**–156**	**84**	**–53**	**–57**	**361**

4th quarter 2007 €m	Private and Business Customers	*Mittel-stands-bank*	Corporates & Markets	Commercial Real Estate	Public Finance and Treasury	Others and Conso-lidation	Total
Net interest income	340	403	98	216	–83	–1	973
Provision for possible loan losses	–43	29	–55	–11	20	–1	–61
Net interest income after provisioning	297	432	43	205	–63	–2	912
Net commission income	374	172	44	122	–5	28	735
Trading profit	1	21	125	–3	–84	13	73
Net investment income	–9	–21	–184	–68	1	158	–123
Other result	–5	–33	–8	–55	46	26	–29
Revenue	*658*	*571*	*20*	*201*	*–105*	*223*	***1,568***
Operating expenses	591	312	224	155	27	90	1,399
Operating profit	**67**	**259**	**–204**	**46**	**–132**	**133**	**169**
Restructuring expenses	–	–	8	–	–	–	8
Pre-tax profit	**67**	**259**	**–212**	**46**	**–132**	**133**	**161**

Results, by geographical market

Assignment to the respective segments on the basis of the location of the branch or consolidated company produces the following breakdown:

2007 financial year €m	Europe including Germany	America	Asia	Other countries	Total
Net interest income	3,678	278	56	8	4,020
Provision for possible loan losses	–387	–99	5	2	–479
Net interest income after provisioning	3,291	179	61	10	3,541
Net commission income	3,052	73	26	–1	3,150
Trading profit	851	8	13	7	879
Net investment income	691	–543	–22	–	126
Other result	170	3	10	–	183
Revenue	*8,055*	*–280*	*88*	*16*	*7,879*
Operating expenses	5,145	153	61	7	5,366
Operating profit	**2,910**	**–433**	**27**	**9**	**2,513**
Risk-weighted assets according to BIS[1]	**223,744**	**7,419**	**2,774**	**639**	**234,576**

[1] excluding market risk

In the previous year, we achieved the following results in the geographical markets:

2006 financial year* €m	Europe including Germany	America	Asia	Other countries	Total
Net interest income	3,669	218	42	8	3,937
Provision for possible loan losses	–889	–	11	–	–878
Net interest income after provisioning	2,780	218	53	8	3,059
Net commission income	2,794	106	25	2	2,927
Trading profit	1,027	71	8	5	1,111
Net investment income	764	4	2	–	770
Other result	–82	66	2	–	–14
Revenue	*7,283*	*465*	*90*	*15*	*7,853*
Operating expenses	4,960	184	53	7	5,204
Operating profit	**2,323**	**281**	**37**	**8**	**2,649**
Risk-weighted assets according to BIS[1]	**213,929**	**10,593**	**2,542**	**542**	**227,606**

[1] excluding market risk

* after restatement

Notes to the balance sheet

(41) Cash reserve

We include the following items in the cash reserve:

	31.12.2007 € m	31.12.2006 € m	Change in %
Cash on hand	893	754	18.4
Balances with central banks	4,069	4,375	−7.0
Debt issued by public-sector borrowers and bills of exchange rediscountable at central banks	195	838	−76.7
Total	**5,157**	**5,967**	**−13.6**

The balances with central banks include claims on the Bundesbank totalling €3,108m (previous year: €3,219m). The average minimum reserve requirement for the period December 2007 to January 2008 amounted to €2,933m (previous year: €2,355m). Minimum reserve requirements are measured against average credit balances, so there were no restrictions on access to balances held at the Deutsche Bundesbank.

(42) Claims on banks

	total			due on demand		other claims	
	31.12.2007 € m	31.12.2006* € m	Change in %	31.12.2007 € m	31.12.2006 € m	31.12.2007 € m	31.12.2006* € m
Banks in Germany	32,362	41,561	−22.1	6,648	7,082	25,714	34,479
Banks outside Germany	41,696	33,621	24.0	16,663	9,104	25,033	24,517
Total	**74,058**	**75,182**	**−1.5**	**23,311**	**16,186**	**50,747**	**58,996**
of which relate to the category: Loans and receivables	74,058	75,182	−1.5				
Available-for-sale financial assets	–	–	.				
Applying the fair value option	–	–	.				

The claims on banks include €19,599m (previous year: €21,513m) of loans to municipalities extended by the mortgage banks.

* after restatement

(43) Claims on customers

The claims on customers break down as follows:

	31.12.2007 € m	31.12.2006 € m	Change in %
Claims on customers in Germany	192,384	205,929	−6.6
Claims on customers outside Germany	97,025	88,542	9.6
Total	**289,409**	**294,471**	**−1.7**
of which relate to the category: Loans and receivables	286,740	293,676	−2.4
Available-for-sale financial assets	–	–	.
Applying the fair value option	2,669	795	.

Loans collateralized by real estate (loans with an LTV of up to 60%) and mortgage loans in an amount of €116,974m (previous year: €119,547m) as well as public sector loans of the mortgage banks in an amount of €57,421m (previous year: €69,495m) are included in claims on customers.

(44) Total lending

	31.12.2007 € m	31.12.2006* € m	Change in %
Loans to banks	33,770	29,719	13.6
Loans to customers	282,792	286,664	−1.4
Total	**316,562**	**316,383**	**0.1**

We distinguish loans from claims on banks and customers such that only those claims are shown as loans for which special loan agreements have been concluded with the borrowers. Therefore, interbank money-market transactions and repo transactions, for example, are not shown as loans. Acceptance credits are also included in loans to customers.

* after restatement

(45) Provision for possible loan losses

Provision for possible loan losses is made in accordance with rules that apply Group-wide and covers all discernible creditworthiness risks. For loan losses which have occurred but have not yet come to our attention, portfolio valuation allowances were calculated in line with parameters further to Basel II systematics.

	Specific valuation allowances*)		Portfolio valuation allowances*)		Total		
	2007	2006	2007	2006	2007	2006	Change
	€ m	€ m	€ m	€ m	€ m	€ m	in %
As of 1.1.	**7,066**	**5,119**	**852**	**531**	**7,918**	**5,650**	**40.1**
Allocations	1,317	1,567	234	79	1,551	1,646	–5.8
Deductions	2,971	1,860	110	54	3,081	1,914	61.0
of which: utilized	1,806	1,040	3	5	1,809	1,045	73.1
of which: reversals	1,165	820	107	49	1,272	869	46.4
Changes in consolidated companies	–4	2,264	–	296	–4	2,560	.
Exchange-rate changes/transfers	–17	–24	40	–	23	–24	.
Provision for possible loan losses as of 31.12.	**5,391**	**7,066**	**1,016**	**852**	**6,407**	**7,918**	**–19.1**

*) including provisions

With direct write-downs, write-ups and income received on previously written-down claims taken into account, the allocations and reversals reflected in the income statement gave rise to a provision of €479m (previous year: €878m).

Provision for possible risks was formed for:

	31.12.2007	31.12.2006	Change
	€ m	€ m	in %
Claims on banks	15	15	0.0
Claims on customers	5,940	7,356	–19.2
Provision to cover balance-sheet items	**5,955**	**7,371**	**–19.2**
Provisions in lending business (specific risks)	252	356	–29.2
Provisions in lending business (portfolio risks)	200	191	4.7
Provision to cover off-balance-sheet items	**452**	**547**	**–17.4**
Total	**6,407**	**7,918**	**–19.1**

The provision for credit risk by customer group breaks down as follows:

	Specific valuation allowances and provisions for lending business €m	Loan losses[1] in 2007 €m	Net allocation[2] to valuation allowances and provisions in lending business €m
Customers in Germany	**4,970**	**1,811**	**92**
Companies and self-employed	4,163	1,295	–40
Manufacturing	622	123	23
Construction	301	78	–9
Distributive trades	337	73	–7
Services, incl. professions, and others	2,903	1,021	–47
Other retail customers	807	516	132
Customers outside Germany	**420**	**219**	**60**
Corporate and retail customers	418	219	59
Public sector	2	–	1
Provision for customer credit risk	**5,390**	**2,030**	**152**
Banks in Germany	1	–	–
Banks outside Germany	–	4	–
Provision for bank credit risk	**1**	**4**	**–**
Total	**5,391**	**2,034**	**152**

[1] Direct write-downs, utilized specific valuation allowances and provisions for specific risks in lending business.

[2] Allocation less reversals and less write-ups.

Data on provision for credit risk:

in %	2007	2006
Allocation ratio[3]	0.15	0.31
Write-off ratio[4]	0.63	0.41
Cover ratio[5]	2.02	2.82

[3] Net provisioning (new provisions less reversals of valuation allowances and provision for commercial loans, plus the balance of direct write-downs, write-ups and income received on previously written-down claims) as a percentage of the average total lending.

[4] Defaults (utilized valuation allowances and provision for commercial loans, plus the balance of direct write-downs, write-ups and income received on previously written-down claims) as a percentage of the average total lending.

[5] Existing provisions (level of valuation allowances and provisions in lending business) as a percentage of the average total lending.

(46) Positive fair values attributable to derivative hedging instruments

Derivative instruments used for hedging purposes while qualifying for hedge accounting and also showing a positive fair value appear under this item in the balance sheet.

These instruments are valued at their fair value. For the most part, interest-rate and interest-rate/currency swaps are used as hedging instruments.

	31.12.2007 € m	31.12.2006 € m	Change in %
Positive fair values from effective fair value hedges	4,602	4,603	0.0
Positive fair values from effective cash flow hedges	4,368	2,376	83.8
Total	**8,970**	**6,979**	**28.5**

(47) Assets held for trading purposes

The Group's trading activities include trading in bonds, notes and other interest-rate-related securities, shares and other equity-related securities, promissory notes, foreign exchange, precious metals and derivative financial instruments and lending commitments. All the items in the trading portfolio are shown at their fair value.

The positive fair values also include financial instruments which cannot be used as hedging instruments in hedge accounting.

	31.12.2007 € m	31.12.2006 € m	Change in %
Bonds, notes and other interest-rate-related securities	21,118	23,551	−10.3
Money-market instruments	1,143	1,121	2.0
issued by public-sector borrowers	10	88	−88.6
issued by other borrowers	1,133	1,033	9.7
Bonds and notes	19,975	22,430	−10.9
issued by public-sector borrowers	4,383	6,747	−35.0
issued by other borrowers	15,592	15,683	−0.6
Promissory notes	1,144	1,800	−36.4
Loans and positive market values of lending commitments	1,023	–	.
Shares and other equity-related securities	10,265	7,787	31.8
Positive fair values attributable to derivative financial instruments	64,049	52,389	22.3
Currency-related transactions	6,680	3,638	83.6
Interest-rate-related transactions	50,235	42,051	19.5
Other transactions	7,134	6,700	6.5
Total	**97,599**	**85,527**	**14.1**

€26,713m (previous year: €27,378m) of the bonds, notes and other interest-rate-related securities and also shares and other equity-related securities were listed securities.

(48) Financial investments

The financial investments represent financial instruments not assigned to any other category. They include all bonds, notes and other interest-rate-related securities, shares and other equity-related securities not held for trading purposes, investments, holdings in associated companies valued at equity and holdings in subsidiaries not included in the consolidation.

	31.12.2007 €m	31.12.2006 €m	Change in %
Bonds, notes and other interest-rate-related securities	127,109	130,603	–2.7
Money-market instruments	1,068	1,883	–43.3
issued by public-sector borrowers	471	941	–49.9
issued by other borrowers	597	942	–36.6
Bonds and notes	126,041	128,720	–2.1
issued by public-sector borrowers	65,819	73,355	–10.3
issued by other borrowers	60,222	55,365	8.8
Shares and other equity-related securities	2,757	2,407	14.5
Investments	1,876	1,850	1.4
of which: in banks	330	361	–8.6
Holdings in associated companies	308	298	3.4
of which: in banks	250	236	5.9
Holdings in subsidiaries	142	133	6.8
of which: in banks	6	–	.
Total	**132,192**	**135,291**	**–2.3**
of which: at equity participations in associated companies	308	298	3.4
of which relate to the category: Loans and receivables	–	–	.
Available-for-sale financial assets	131,060	134,120	–2.3
of which: valued at amortized cost	578	373	55.0
Applying the fair value option	824	873	–5.6

Fair values of listed financial investments:

	31.12.2007 €m	31.12.2006 €m	Change in %
Bonds, notes and other interest-rate-related securities	109,558	117,229	–6.5
Shares and other equity-related securities	1,845	1,577	17.0
Investments	1,440	1,610	–10.6
Total	**112,843**	**120,416**	**–6.3**

(49) Intangible assets

	31.12.2007 € m	31.12.2006 € m	Change in %
Goodwill	894	1,287	–30.5
Assets developed in-house (software)	50	59	–15.3
Other intangible assets	321	334	–3.9
Total	**1,265**	**1,680**	**–24.7**

Goodwill arising from companies shown at equity is contained in holdings in associated companies (€3m).
The year-on-year fall of goodwill is mainly due to the sale of our foreign asset management companies.

Other intangible assets include €168m for software and €153m for customer relationships and brand names.

(50) Fixed assets

	31.12.2007 € m	31.12.2006 € m	Change in %
Land and buildings	799	836	–4.4
Office furniture and equipment	494	552	–10.5
Total	**1,293**	**1,388**	**–6.8**

(51) Changes in book value of fixed assets and investments

The following changes were registered for intangible and fixed assets, and also for investments, holdings in associated companies and subsidiaries in the past financial year:

	Intangible assets			Fixed assets	
€ m	Goodwill	Assets developed in-house (software)	Other intangible assets	Land and buildings	Office furniture and equipment
Book value as of 1.1.2006	**758**	**56**	**159**	**663**	**628**
Cost of acquisition/production as of 1.1.2006	1,689	193	475	994	2,944
Additions in 2006	491	26	69	23	100
Disposals in 2006	–	5	48	58	135
Transfers/changes in consolidated companies	–83	13	388	277	67
Cost of acquisition/production as of 31.12.2006	2,097	227	884	1,236	2,976
Write-ups in 2006	–	–	–	–	–
Cumulative write-downs as of 1.1.2006	931	137	316	331	2,316
Changes in exchange rates	–	–	–	3	1
Additions in 2006	20	26	71	37	201
Disposals in 2006	–	–	35	9	130
Transfers/changes in consolidated companies	–141	5	198	38	36
Cumulative write-downs as of 31.12.2006	810	168	550	400	2,424
Book value as of 31.12.2006	**1,287**	**59**	**334**	**836**	**552**
Cost of acquisition/production as of 1.1.2007	2,097	227	884	1,236	2,976
Additions in 2007	–	13	79	43	134
Disposals in 2007	1,032	2	34	49	101
Transfers/changes in consolidated companies	–30	2	10	–12	–32
Cost of acquisition/production as of 31.12.2007	1,035	240	939	1,218	2,977
Write-ups in 2007	–	–	–	–	–
Cumulative write-downs as of 1.1.2007	810	168	550	400	2,424
Changes in exchange rates	–	–	3	–7	6
Additions in 2007	–	23	75	43	175
of which: unscheduled	–	–	–	19	–
Disposals in 2007	650	1	13	14	91
Transfers/changes in consolidated companies	–19	–	3	–3	–31
Cumulative write-downs as of 31.12.2007	141	190	618	419	2,483
Book value as of 31.12.2007	**894**	**50**	**321**	**799**	**494**

€ m	Investments	Holdings in associated companies	Holdings in subsidiaries
Cost of acquisition as of 1.1.2006	2,252	3,670	199
Additions in 2006	244	–	13
Disposals in 2006	1,143	3	8
Transfers/changes in consolidated companies	–4	–3,520	21
Cost of acquisition as of 31.12.2006	1,349	147	225
Write-ups in 2006	–	–	–
Cumulative write-downs as of 1.1.2006	699	612	79
Additions in 2006	6	–	7
Disposals in 2006	344	3	–
Transfers/changes in consolidated companies/changes in exchange rates	1	–605	7
Cumulative write-downs as of 31.12.2006	362	4	93
Cumulative changes from the fair value or at equity valuation	863	155	1
Fair value as of 1.1.2006	**2,537**	**3,610**	**120**
Fair value as of 31.12.2006	**1,850**	**298**	**133**
Cost of acquisition as of 1.1.2007	1,349	147	225
Additions in 2007	361	–	34
Disposals in 2007	192	8	30
Transfers/changes in consolidated companies	–	–	55
Cost of acquisition as of 31.12.2007	1,518	139	284
Write-ups in 2007	–	–	–
Cumulative write-downs as of 1.1.2007	362	4	93
Additions in 2007	73	–	2
of which: unscheduled	73	–	–
Disposals in 2007	8	4	4
Transfers/changes in consolidated companies/changes in exchange rates	9	–	52
Cumulative write-downs as of 31.12.2007	436	–	143
Cumulative changes from the fair value or at equity valuation	794	169	1
Fair value as of 1.1.2007	**1,850**	**298**	**133**
Fair value as of 31.12.2007	**1,876**	**308**	**142**

(52) Tax assets

	31.12.007 €m	31.12.2006* €m	Change in %
Current tax assets	**985**	**872**	**13.0**
in Germany	944	796	18.6
Abroad	41	76	–46.1
Deferred tax claims	**5,454**	**5,074**	**7.5**
tax claims affecting net income	3,457	3,433	0.7
tax claims not affecting net income	1,997	1,641	21.7
Total	**6,439**	**5,946**	**8.3**

Deferred taxes represent the potential income-tax relief arising from temporary differences between the values assigned to assets and debts in the consolidated balance sheet in accordance with IFRS and their values for tax purposes in accordance with the local tax regulations for consolidated companies.

For loss carry-forwards in the amount of €2,777m (corporation tax) and €2,463m (trade earnings tax) no deferred tax position was created due to the limited planning horizon and due to insufficient probability of usage.

For the most part, there are no time limits on the use of the existing tax loss carry-forwards. Deferred taxes carried as assets were formed in connection with the following balance-sheet items:

	31.12.007 €m	31.12.2006* €m	Change in %
Fair values of derivative hedging instruments	1,844	1,720	7.2
Assets held for trading purposes and liabilities from trading activities	738	1,213	–39.2
Claims on banks and customers	495	600	–17.5
Financial investments	845	522	61.9
Provisions	201	371	–45.8
Liabilities to banks and customers	65	29	.
Sundry balance-sheet items	795	277	.
Tax loss carry-forwards	471	342	37.7
Total	**5,454**	**5,074**	**7.5**

(53) Other assets

Other assets mainly comprise the following items:

	31.12.007 €m	31.12.2006 €m	Change in %
Collection items	958	758	26.4
Precious metals	991	1,013	–2.2
Leased equipment	291	259	12.4
Assets held for sale	2,346	160	.
Investment properties	266	289	–8.0
Sundry assets, including deferred items	1,195	739	61.7
Total	**6,047**	**3,218**	**87.9**

* after restatement

Held-for-sale assets as of December 31, 2007 broke down as follows:

	31.12.2007 €m	31.12.2006 €m	Change in %
Claims on banks	568	7	.
Claims on customers	353	–	.
Assets held for trading purposes	27	2	.
Financial investments	1,127	48	.
Fixed assets	2	–	.
Other assets	269	103	.
Total	**2,346**	**160**	.

Of the total amount of €2,346m an amount of €1,288 relates to the assets of the CCR-Group.

Changes in the leased equipment and in assets held for sale and as a financial investment break down as follows:

€m	Leased equipment	Assets held for sale	Investment properties
Cost of acquisition/production as of 1.1.2006	331	256	–
Additions in 2006	90	–	18
Disposals in 2006	92	64	23
Transfers/changes in consolidated companies	–3	90	310
Cost of acquisition/production as of 31.12.2006	326	282	305
Cumulative write-downs as of 1.1.2006	97	28	–
Additions in 2006	47	–	10
Disposals in 2006	76	–	–
Transfers/changes in consolidated companies/ changes in exchange rates	–1	94	6
Cumulative write-downs as of 31.12.2006	67	122	16
Cumulative changes from the fair value valuation	–	–	–
Fair value as of 1.1.2006	**234**	**228**	**–**
Fair value as of 31.12.2006	**259**	**160**	**289**
Cost of acquisition/production as of 1.1.2007	326	282	305
Changes in exchange rates	–	–	–
Additions in 2007	136	951	28
Disposals in 2007	86	79	61
Transfers/changes in consolidated companies	2	1,294	1
Cost of acquisition/production as of 31.12.2007	378	2,448	273
Cumulative write-downs as of 1.1.2007	67	122	16
Changes in exchange rates	–	–	–
Additions in 2007	56	–	8
of which: unscheduled	–	–	–
Disposals in 2007	36	12	7
Transfers/changes in consolidated companies	–	–	–
Cumulative write-downs as of 31.12.2007	87	110	17
Cumulative changes from the fair value valuation	–	8	10
Fair value as of 1.1.2007	**259**	**160**	**289**
Fair value as of 31.12.2007	**291**	**2,346**	**266**

(54) Liabilities to banks

	total		
	31.12.2007 € m	31.12.2006 € m	Change in %
Banks in Germany	67,075	62,993	6.5
Banks outside Germany	58,045	62,832	−7.6
Total	**125,120**	**125,825**	**−0.6**
of which relate to the category: Liabilities measured at amortized cost	125,110	125,825	−0.6
Applying the fair value option	10	–	.

of which:	due on demand		other liabilities	
	31.12.2007 € m	31.12.2006 € m	31.12.2007 € m	31.12.2006 € m
Banks in Germany	11,971	4,331	55,104	58,662
Banks outside Germany	13,842	9,864	44,203	52,968
Total	**25,813**	**14,195**	**99,307**	**111,630**

(55) Liabilities to customers

Liabilities to customers consist of savings deposits, demand deposits and time deposits, including savings certificates.

	total		
	31.12.2007 € m	31.12.2006 € m	Change in %
Customers in Germany	**128,160**	**112,513**	**13.9**
Corporate customers	82,549	78,978	4.5
Retail customers and others	38,569	29,861	29.2
Public sector	7,042	3,674	91.7
Customers outside Germany	**31,027**	**28,701**	**8.1**
Corporate and retail customers	28,923	27,056	6.9
Public sector	2,104	1,645	27.9
Total	**159,187**	**141,214**	**12.7**
of which relate to the category: Liabilities measured at amortized cost	159,003	141,214	12.6
Applying the fair value option	184	–	.

	Savings deposits		Other liabilities			
			due on demand		with agreed lifetime or period of notice	
	31.12.2007 €m	31.12.2006 €m	31.12.2007 €m	31.12.2006 €m	31.12.2007 €m	31.12.2006 €m
Customers in Germany	9,030	9,756	40,860	35,636	78,270	67,121
Corporate customers	56	50	23,388	22,554	59,105	56,374
Retail customers and others	8,971	9,691	16,356	12,354	13,242	7,816
Public sector	3	15	1,116	728	5,923	2,931
Customers outside Germany	1,297	1,177	14,413	13,509	15,317	14,015
Corporate and retail customers	1,296	1,176	13,789	13,170	13,838	12,710
Public sector	1	1	624	339	1,479	1,305
Total	**10,327**	**10,933**	**55,273**	**49,145**	**93,587**	**81,136**

Savings deposits break down as follows:

	31.12.2007 €m	31.12.2006 €m	Change in %
Savings deposits with agreed period of notice of three months	9,639	10,181	–5.3
Savings deposits with agreed period of notice of more than three months	688	752	–8.5
Total	**10,327**	**10,933**	**–5.5**

(56) Securitized liabilities

Securitized liabilities consist of bonds and notes, including mortgage and public-sector *Pfandbriefe*, money-market instruments (e.g. certificates of deposit, Euro-notes, commercial paper), index certificates, own acceptances and promissory notes outstanding.

The nominal interest paid on money-market paper ranges from 0.54% to 59.9% (previous year: 0.10% to 29.00%); for bonds and notes, from 0.01% to 60.0% (previous year: 0.10% to 15.85%).

The original maturity periods for money-market paper are up to one year. €148bn (previous year: €120bn) of the bonds and notes have an original lifetime of more than four years. Mortgage *Pfandbriefe* in an amount of €31,926m (previous year: €33,251m) and public-sector *Pfandbriefe* in an amount of €110,457m (previous year: €124,913m) are included in securitized liabilities.

	total		of which: issued by mortgage banks	
	31.12.2007 €m	31.12.2006 €m	31.12.2007 €m	31.12.2006 €m
Bonds and notes issued	191,882	209,778	162,129	178,729
Money-market instruments issued	13,621	18,966	2,988	8,739
Own acceptances and promissory notes outstanding	146	9	136	–
Total	**205,649**	**228,753**	**165,253**	**187,468**
of which relate to the category: Liabilities measured at amortized cost	204,555	228,306	165,253	187,468
Applying the fair value option	1,094	447	–	–

The following table presents the most important bonds and notes issued in the 2007 financial year:

Equivalent in € m	Currency	Issuer	Interest rate %	Maturity date
2,500	EUR	Eurohypo Aktiengesellschaft	4.000	2010
2,500	EUR	Eurohypo Aktiengesellschaft	4.250	2012
1,500	EUR	Hypothekenbank in Essen	4.000	2011
1,220	EUR	Commerzbank AG	5.002	2012
1,125	EUR	Eurohypo Aktiengesellschaft	4.250	2009
1,000	EUR	Hypothekenbank in Essen	4.250	2008

(57) Negative fair values attributable to derivative hedging instruments

Derivative instruments not serving trading purposes but used for effective hedging and showing a negative fair value appear under this item in the balance sheet.

These financial instruments are valued at their fair value. For the most part, interest-rate and interest-rate/currency swaps are used as hedging instruments.

	31.12.2007 € m	31.12.2006 € m	Change in %
Negative fair values from effective fair value hedges	9,870	10,475	–5.8
Negative fair values from effective cash flow hedges	4,953	3,644	35.9
Total	**14,823**	**14,119**	**5.0**

(58) Liabilities from trading activities

Liabilities from trading activities show the negative fair values of financial instruments not employed as hedging instruments in connection with hedge accounting as well as lending commitments with negative market values. Delivery commitments arising from short sales of securities are also included under liabilities from trading activities.

	31.12.2007 € m	31.12.2006 € m	Change in %
Currency-related transactions	5,602	3,921	42.9
Interest-rate-related transactions	50,674	43,515	16.5
Delivery commitments arising from short sales of securities and negative market values of lending commitments	4,742	3,937	20.4
Sundry transactions	9,275	7,875	17.8
Total	**70,293**	**59,248**	**18.6**

(59) Provisions

Provisions break down as follows:

	31.12.2007 € m	31.12.2006 € m	Change in %
Provisions for pensions and similar commitments	538	612	–12.1
Other provisions	2,381	2,734	–12.9
Total	**2,919**	**3,346**	**–12.8**

Pension obligations are calculated out annually by independent actuaries, applying the projected unit credit method.

The difference in relation to pension provisions is due to actuarial gains and losses as well as due to the fair value of plan assets.

The annual changes in amounts have been as follows:

	2007 € m	2006 € m	2005 € m	2004 € m	2003 € m
Pension obligations (projected unit credit)	**2,331**	**2,513**	**2,078**	**1,797**	**1,644**
less fair value from plan assets	1,864	1,650	140	147	139
plus actuarial gains/losses	71	–251	–351	–155	–73
Provisions for pensions	**538**	**612**	**1,587**	**1,495**	**1,432**

The pension obligations changed as follows:

	2007 € m	2006 € m	2005 € m	2004 € m
Pension obligations as of January 1	**2,513**	**2,078**	**1,797**	**1,644**
Allocation to provisions for pensions	218	206	190	149
Service cost	51	45	32	29
Interest cost	96	98	84	71
Cost of early retirement and part-time scheme for older staff	37	23	29	16
Amortization of actuarial losses	34	40	45	33
Pension payments	–139	–141	–115	–110
Change to the actuarial gains/losses	–322	–100	196	82
Difference between expected and current income from plan assets	–65	49	–3	-
Other changes (currency movements, transfers, changes in list of consolidated companies, plan changes)	126	421	13	32
Pension obligations as of December 31	**2,331**	**2,513**	**2,078**	**1,797**

Pension costs in the year under review amount to €160m (previous year: €192m), of which €142m relates to the allocation to provisions for pensions (previous year: €168m). In addition, expected income from plan assets of €76m (previous year: €38m) was allocated to provisions.

The size of the provisions for defined-benefit commitments is calculated in accordance with actuarial methods. The following assumptions are made:

	31.12.2007 in %	31.12.2006 in %
Calculatory interest rate	5.50	4.50
Change in salaries	2.50	2.50
Adjustment to pensions	1.60	1.60
Expected returns from plan assets	4.50	3.25–4.50

Plan assets mainly comprise securities (bonds, equities) and derivatives. The expected return on plan assets is based on long-term yields in the capital market at the balance sheet date for fixed-interest securities and on past market performance for other investments.

The plan assets changed as follows:

	2007 € m	2006 € m	2005 € m	2004 € m	2003 € m
Fair value as of January 1	**1,650**	**140**	**147**	**139**	**–**
Allocation/withdrawal	203	1,423	–9	3	138
Expected income from plan assets	76	38	5	5	–
Actuarial gains/losses	–65	49	–3	–	1
Benefits paid	–	–	–	–	–
Fair value as of Dezember 31	**1,864**	**1,650**	**140**	**147**	**139**

For the 2008 financial year an allocation of €285m to plan assets is expected. The breakdown of plan assets is as follows:

	31.12.2007 in %	31.12.2006 in %
Liquid assets	9.8	0.8
Equities	20.3	18.8
Fixed-income securities	68.0	63.0
Investment funds	0.5	15.9
Other	1.4	1.5

The pension provisions changed as follows in the past financial year:

€ m	as of 1.1.2007	Pension payments	Additions	Change in plan assets*)	Transfers/ changes in consolidated companies	as of 31.12.2007
Pension entitlements of active and former employees and Pension entitlements of pensioners	542	97	180	162	−21	442
Early retirement	55	24	20	–	35	86
Part-time scheme for older staff	15	18	18	1	−4	10
Total	**612**	**139**	**218**	**163**	**10**	**538**

*) As far as taken into account within the framework of determining provisions.

Changes in other provisions:

€ m	as of 1.1.2007	Utilized	Reversals	Allocation/ transfers/ changes in consolidated companies	as of 31.12.2007
Personnel area	1,089	717	129	740	983
Restructuring measures	371	101	18	6	258
Specific risks in lending business	356	38	115	49	252
Portfolio risks in lending business	191	–	17	26	200
Bonuses for special savings schemes	86	37	1	43	91
Legal proceedings and recourse claims	146	16	41	147	236
Sundry items	495	145	107	118	361
Total	**2,734**	**1,054**	**428**	**1,129**	**2,381**

The provisions in the personnel area basically relate to provisions for various types of bonuses, to be paid to employees of the Group in the first half of 2008. The other provisions fall due on a short-term basis.

(60) Tax liabilities

	31.12.2007 € m	31.12.2006* € m	Change in %
Current income-tax liabilities	**944**	**457**	**.**
Income-tax liabilities to tax authorities	390	171	.
Provisions for income taxes	554	286	93.7
Deferred income-tax liabilities	**4,001**	**3,662**	**9.3**
tax liabilities affecting net income	2,357	2,242	5.1
tax liabilities not affecting net income	1,644	1,420	15.8
Total	**4,945**	**4,119**	**20.1**

Provisions for taxes on income are possible tax liabilities for which no final formal assessment note has been received. The liabilities to tax authorities represent payment obligations from current taxes towards German and foreign tax authorities. Deferred taxes represent the potential income-tax burden from temporary differences between the values assigned to assets and liabilities in the consolidated balance sheet in accordance with IFRS and their values for tax-accounting purposes in accordance with the local tax regulations for consolidated companies.

Deferred income-tax liabilities were formed in connection with the following items:

	31.12.2007 € m	31.12.2006* € m	Change in %
Assets held for trading purposes and liabilities from trading activities	103	831	−87.6
Fair values of derivative hedging instruments	1,952	1,446	35.0
Financial investments	132	237	−44.3
Claims on banks and customers	89	308	−71.1
Liabilities to banks and customers	258	202	27.7
Securitized liabilities	489	187	.
Sundry balance-sheet items	978	451	.
Total	**4,001**	**3,662**	**9.3**

* after restatement

(61) Other liabilities

Other liabilities of €2,946m (previous year: €1,582m) include obligations arising from still outstanding invoices, deductions from salaries to be passed on and deferred liabilities. In addition, liabilities in an amount of €1,423m (previous year: €7m) were included in this item, which stand in relation to assets yet to be disposed of.

Liabilities relating to held-for-sale assets as of December 31, 2007 broke down as follows:

	31.12.2007 € m	31.12.2006 € m	Change in %
Liabilities to banks	135	–	.
Liabilities to customers	574	–	.
Securitized liabilities	307	–	.
Subordinated and hybrid capital	54	–	.
Other liabilities	353	7	.
Total	**1,423**	**7**	.

(62) Subordinated capital

Subordinated capital breaks down as follows:

	31.12.2007 € m	31.12.2006 € m	Change in %
Subordinated liabilities	**9,478**	**9,240**	**2.6**
of which: Tier-III capital as defined in Art. 10(7), KWG	100	77	29.9
of which: maturing within two years	1,771	969	82.8
Profit-sharing certificates outstanding	**1,341**	**1,616**	**–17.0**
of which: maturing within two years	502	508	–1.2
Deferred interest, including discounts	244	233	4.7
Valuation effects	–17	185	.
Total	**11,046**	**11,274**	**–2.0**
of which relate to the category: Liabilities measured at amortized cost	11,046	11,274	–2.0
Applying the fair value option	–	–	.

Subordinated liabilities are own funds as defined in Art. 10(5a), KWG. The claims of creditors to repayment of these liabilities are subordinate to those of other creditors. The issuer cannot be obliged to make premature repayment. In the event of insolvency or winding-up, subordinated liabilities may only be repaid after the claims of all senior creditors have been met.

At end-2007, the following major subordinated liabilities were outstanding:

Start of maturity	€ m	Currency in m	Issuer	Interest rate	Maturity date
2006	1,250	1,250 EUR	Commerzbank AG	4.125	2016
2007	750	750 EUR	Commerzbank AG	5.625	2017
2000	600	600 EUR	Commerzbank AG	6.500	2010
1999	550	550 EUR	Commerzbank AG	4.750	2009
2001	500	500 EUR	Commerzbank AG	6.125	2011
1999	300	300 EUR	Commerzbank AG	6.250	2009
2002	275	275 EUR	Commerzbank AG	5.500	2008
2001	250	250 EUR	Commerzbank AG	5.500	2011
2003	250	250 EUR	Eurohypo AG	5.000	2016
2003	220	220 EUR	Eurohypo AG	5.000	2014
2006	208	300 CAD	Commerzbank AG	4.500	2016
1999	205	150 GBP	Commerzbank AG	6.625	2019
2002	150	150 EUR	Eurohypo AG	5.750	2012

In the year under review, the interest paid by the Group for subordinated liabilities totalled €486m (previous year: €428m). Deferred interest expenses for interest due but not yet paid are shown at €212m (previous year: €202m).

Profit-sharing certificates outstanding form part of the Bank's liable equity capital in accordance with the provisions of the German Banking Act (Art. 10(5), KWG). They are directly affected by current losses. Interest payments are made only if the issuing institution achieves a distributable profit. The claims of holders of profit-sharing certificates to a repayment of principal are subordinate to those of other creditors.

At end-2007, the following major profit-sharing certificates were outstanding:

Start of maturity	€ m	Issuer	Interest rate	Maturity date
2000	320	Commerzbank AG	6.375	2010
1996	256	Commerzbank AG	7.900	2008
1999	150	Commerzbank AG	6.375	2009
1997	133	Eurohypo AG	6.875	2007*

* Repayment takes place in 2008

Interest to be paid for the 2007 financial year on the profit-sharing certificates outstanding amounts to €117m (previous year: €122m). Deferred interest expenses for interest due but not yet paid are shown at €110m (previous year: €117m).

(63) Hybrid capital

	31.12.2007 €m	31.12.2006 €m	Change in %
Hybrid capital	3,281	3,389	-3.2
Deferred interest, including discounts	117	132	-11.4
Valuation effects	16	19	-15.8
Total	**3,414**	**3,540**	**-3.6**
of which relate to the category: Liabilities measured at amortized cost	3,414	3,540	-3.6
Applying the fair value option	-	-	.

At end-2007, the following material hybrid capital instruments were outstanding:

Start of maturity	€ m	Currency in m	Issuer	Interest rate	Maturity date
2006	1,091	800 GBP	Commerzbank Capital Funding Trust II	5.905	unlimited lifetime
2006	1,000	1,000 EUR	Commerzbank Capital Funding Trust I	5.012	unlimited lifetime
2003	600	600 EUR	Eurohypo Capital Funding Trust I	6.445	unlimited lifetime
2006	300	300 EUR	Commerzbank Capital Funding Trust III	5.250	unlimited lifetime
2005	300	300 EUR	Eurohypo Capital Funding Trust II	4.267	unlimited lifetime

In the 2007 financial year, interest payable on hybrid capital in an amount of €184m accrued (previous year: €134m).

(64) Equity structure

	31.12.2007 €m	31.12.2006* €m
a) Subscribed capital	1,708	1,705
b) Capital reserve	5,709	5,676
c) Retained earnings	6,158	5,139
d) Revaluation reserve	903	1,746
e) Valuation of cash flow hedges	34	-381
f) Reserve from currency translation	-34	-143
g) Consolidated profit	657	493
Total before minority interests	**15,135**	**14,235**
Minority interests	997	1,023
Equity	**16,132**	**15,258**

* after restatement

a) Subscribed capital

The subscribed capital (share capital) of Commerzbank Aktiengesellschaft consists of no-par-value shares, each with an accounting par value of €2.60. The shares are issued in the form of bearer shares.

	Units
Number of shares outstanding on 1.1.2007	**655,585,815**
plus: treasury shares on 31.12. of the previous year	1,582,726
Issue of new shares (including shares issued to employees)	–
Number of shares issued on 31.12.2007	**657,168,541**
less: treasury shares on balance-sheet date	237,391
Number of shares outstanding on 31.12.2007	**656,931,150**

Before treasury shares are deducted, the subscribed capital stands at €1,709m.

No preferential rights or restrictions on the payment of dividends exist at Commerzbank Aktiengesellschaft. All the issued shares have been fully paid up.

The value of issued, outstanding and authorized shares is as follows:

	31.12.2007		**31.12.2006**	
	€ m	1,000 units	€ m	1,000 units
Shares issued	1,709	657,168	1,709	657,169
./. Treasury shares	1	237	4	1,583
= Shares outstanding (subscribed capital)	1,708	656,931	1,705	655,586
+ Shares not yet issued from authorized capital	832	320,000	852	327,610
Total	**2,540**	**976,931**	**2,557**	**983,196**

The number of authorized shares is 977,169 thousand units (previous year: 984,779 thousand units). The accounting par value of the authorized shares is €2,541m (previous year: €2,561m).

As of December 31, 2007, 2,886 thousand shares (previous year: 3,422 thousand shares) had been pledged with the Group as collateral. This represents 0.4% (previous year: 0.5%) of the shares outstanding on the balance-sheet date.

Securities transactions in treasury shares pursuant to Art. 71(1), nos. 1 and 7 of the German Companies Act (AktG)

	Number of shares in units	Accounting[1] par value in €1,000	Percentage of share capital
Portfolio on 31.12.2007	237,391	617	0.04
Largest total acquired during the financial year	4,970,540	12,923	0.76
Total shares pledged by customers as collateral on 31.12.2007	2,886,223	7,504	0.44
Shares acquired during the financial year	176,135,601	457,952	–
Shares disposed of during the financial year	177,480,936	461,450	–

[1] accounting par value per share €2.60

b) Capital reserve

The capital reserve shows, in addition to premiums from the issue of shares, fair values of share-based remuneration transactions in equity instruments that have not yet been exercised. In addition, the capital reserve contains amounts realized for conversion and option rights entitling holders to purchase shares when bonds and notes were issued.

c) Retained earnings

Retained earnings consist of the legal reserve and other reserves. The legal reserve contains those reserves which have to be formed in accordance with national law; in the parent company financial statements the amounts assigned to this reserve may not be distributed. The overall amount of retained earnings shown in the balance sheet consists of €3m of legal reserves (previous year: €3m) and €6,155m (previous year*: €5,136m) of other revenue reserves.

d) Revaluation reserve

The results of revaluing the financial investments at fair value, with deferred taxes taken into consideration, appear under this equity item. Gains or losses appear in the income statement only when the asset has been disposed of or impaired.

e) Valuation of cash flow hedges

The net result of measuring the effective part of hedges used in cash flow hedges, after deferred taxes have been taken into consideration, appears under this equity item.

f) Reserve from currency translation

The reserve from currency translation relates to translation gains and losses arising through the consolidation of capital accounts. Exchange-rate differences that arise through the consolidation of subsidiaries and associated companies are included here.

(65) Conditional capital

Conditional capital is intended to be used for the issue of convertible bonds or bonds with warrants and also of profit-sharing certificates with conversion or option rights.

Changes in the Bank's conditional capital:

€ m	Conditional capital 1.1.2007	Additions	Expiring/ used	Conditional capital 31.12.2007	of which: used conditional capital	of which: available lines
Convertible bonds/bonds with warrants/ profit-sharing rights	403	–	–	403	–	403
Total	**403**	**–**	**–**	**403**	**–**	**403**

As resolved by the AGM of May 30, 2003, the Bank's share capital has been conditionally increased by up to €403,000,000. Such conditional capital increase will only be effected to the extent that the holders or creditors of the convertible bonds, bonds with warrants or profit-sharing rights – carrying conversion or option rights – to be issued by May 30, 2008, by either Commerzbank Aktiengesellschaft or companies in which Commerzbank Aktiengesellschaft directly or indirectly holds a majority interest (group companies as defined in Art. 18(1) of the German Companies Act – *Aktiengesetz*) exercise their conversion or option rights, or the holders or creditors of the convertible bonds or convertible profit-sharing rights to be issued by May 30, 2008 by either Commerzbank Aktiengesellschaft or companies in which Commerzbank Aktiengesellschaft directly or indirectly holds a majority interest (group companies as defined in Art. 18(1) of the German Companies Act – *Aktiengesetz*) meet their obligation to exercise their conversion rights.

* after restatement

(66) Authorized capital

Date of AGM resolution	Original amount € m	Used in previous years for capital increases € m	Used in 2007 for capital increases € m	Authorization expired € m	Remaining amount € m	Date of expiry
31.05.2002	30	10	–	20	–	expired
12.05.2004	225	–	–	–	225	30.04.2009
12.05.2004	225	–	–	–	225	30.04.2009
17.05.2006	170	–	–	–	170	30.04.2011
17.05.2006	200	–	–	–	200	30.04.2011
17.05.2006	12	–	–	–	12	30.04.2011
Total	**862**	**10**	**–**	**20**	**832**	

The Board of Managing Directors is authorized, with the approval of the Supervisory Board, to increase the Company's share capital by April 30, 2009, through the issue of new no-par-value shares against cash, in either one or several tranches, but by a maximum amount of €225,000,000 (authorized capital 2004/I). On principle, shareholders are to be offered subscription rights; however, the Board of Managing Directors may, with the approval of the Supervisory Board, exclude shareholders' subscription rights to the extent necessary to offer to the holders of conversion or option rights, either already issued or still to be issued by Commerzbank Aktiengesellschaft or by companies in which Commerzbank Aktiengesellschaft directly or indirectly holds a majority interest (group companies as defined in Art. 18(1) of the German Companies Act – *Aktiengesetz*), subscription rights to the extent to which they would be entitled after they have exercised their conversion or option rights. In addition, any fractional amounts of shares may be excluded from shareholders' subscription rights.

The Board of Managing Directors is authorized, with the approval of the Supervisory Board, to increase the Company's share capital by April 30, 2009 through the issue of new no-par-value shares against cash or contributions in kind, in either one or several tranches, but by a maximum amount of €225,000,000 (authorized capital 2004/II). On principle, shareholders are to be offered subscription rights; however, the Board of Managing Directors may, with the approval of the Supervisory Board, exclude shareholders' subscription rights to the extent necessary to offer to the holders of conversion or option rights, either already issued or still to be issued by Commerzbank Aktiengesellschaft or by companies in which Commerzbank Aktiengesellschaft directly or indirectly holds a majority interest (group companies as defined in Art. 18(1) of the German Companies Act – *Aktiengesetz*), subscription rights to the extent to which they would be entitled after they have exercised their conversion or option rights. In addition, any fractional amounts of shares may be excluded from shareholders' subscription rights. Furthermore, the Board of Managing Directors may, with the approval of the Supervisory Board, exclude shareholders' subscription rights insofar as the capital increase is made against contributions in kind for the purpose of acquiring companies or interests in companies.

The Board of Managing Directors is authorized, with the approval of the Supervisory Board, to increase the Company's share capital by April 30, 2011, through the issue of new no-par-value shares against cash, in either one or several tranches, but by a maximum amount of €170,000,000.00 (authorized capital 2006/I). The Board of Managing Directors may, with the approval of the Supervisory Board, exclude shareholders' subscription rights if the issue price of the new shares is not substantially lower than that of already listed shares offering the same conditions.

The Board of Managing Directors is authorized, with the approval of the Supervisory Board, to increase the Company's share capital by April 30, 2011, through the issue of new no-par-value shares against cash or contributions in kind, in either one or several tranches, but by a maximum amount of €200,000,000.00 (authorized capital 2006/II). On principle, shareholders are to be offered subscription rights; however, the Board of Managing Directors may, with the approval of the Supervisory Board, exclude shareholders' subscription rights to the extent necessary to offer to the holders of conversion or option rights, either already issued or still to be issued by Commerzbank Aktiengesellschaft or by companies in which Commerzbank Aktiengesellschaft directly or indirectly holds a majority interest (group companies as defined in Art. 18(1) of the German Companies Act – *Aktiengesetz*), subscription rights to the extent to which they would be entitled after they have exercised their conversion or option rights. In addition, any fractional amounts of shares may be excluded from shareholders' subscription rights. Furthermore, the Board of Managing Directors may, with the approval of the Supervisory Board, exclude shareholders' subscription rights provided the capital increase is made against contributions in kind for the purpose of acquiring companies or investments in companies.

The Board of Managing Directors is authorized, with the approval of the Supervisory Board, to increase the Company's share capital by April 30, 2011, through the issue of new no-par-value shares against cash, in one or several tranches, but by a maximum amount of €12,000,000.00 (authorized capital 2006/III) and thus exclude shareholders' subscription rights for the purpose of issuing employee shares to staff of the Commerzbank Aktiengesellschaft and to companies in which the Commerzbank Aktiengesellschaft directly or indirectly holds an interest (group companies as defined in Art. 18(1) of the German Companies Act – *Aktiengesetz*).

(67) The Bank's foreign-currency position

On December 31, 2007, the Commerzbank Group had the following foreign-currency assets and liabilities (excluding fair values of derivatives):

			31.12.2007 €m			31.12.2006 €m	Change in %
	USD	PLN	GBP	Others	Total	Total	
Cash reserve	193	583	12	325	1,113	1,705	–34.7
Claims on banks	10,769	500	1,072	4,560	16,901	12,712	33.0
Claims on customers	27,151	5,288	11,149	14,702	58,290	52,728	10.5
Assets held for trading purposes	4,827	2,563	633	1,473	9,496	9,370	1.3
Financial investments	20,189	1,887	3,550	4,208	29,834	28,779	3.7
Other balance-sheet items	2,408	406	2,354	139	5,307	3,995	32.8
Foreign-currency assets	**65,537**	**11,227**	**18,770**	**25,407**	**120,941**	**109,289**	**10.7**
Liabilities to banks	22,487	861	5,045	7,303	35,696	31,704	12.6
Liabilities to customers	9,110	7,490	1,060	3,367	21,027	18,619	12.9
Securitized liabilities	20,157	628	5,477	8,412	34,674	38,632	–10.2
Liabilities from trading activities	365	580	524	73	1,542	587	.
Other balance-sheet items	3,586	412	3,118	1,518	8,634	5,709	51.2
Foreign-currency liabilities	**55,705**	**9,971**	**15,224**	**20,673**	**101,573**	**95,251**	**6.6**

Due to exchange-rate changes the consolidated balance-sheet total contracted in the 2007 financial year by €13bn (previous year: decline of €5bn). Total lending decreased by €7bn (previous year: decline of €2bn).

The open balance-sheet positions are matched by foreign-exchange forward contracts and currency swaps of congruent maturity.

Notes to financial instruments

(68) Derivative transactions

The tables below show the Commerzbank Group's business with derivative financial instruments as of the balance-sheet date.

A derivative is a financial instrument whose value is determined by a so-called underlying asset. The latter may be, for example, an interest rate, a commodity price, a share price, a currency rate or a bond price.

Most derivatives transactions involve OTC derivatives, whose nominal amount, maturity and price are agreed individually between the Bank and its counter-parties. However, the Bank also concludes derivatives contracts on regulated stock exchanges. These are standardized contracts with standardized nominal amounts and settlement dates.

The nominal amount specifies the business volume traded by the Bank. On the other hand, the positive or negative fair values appearing in the tables are the expenses which would be incurred by the Bank or the counterparty in order to replace the originally concluded contracts with business having the same financial value. From the bank's point of view, a positive fair value thus indicates the maximum potential counterparty-specific default risk that existed from derivative transactions on the balance-sheet date.

In order to minimize (reduce) both the economic and the regulatory credit risk arising from these instruments, our Legal Services department concludes master agreements (bilateral netting agreements) with our business associates (such as 1992 ISDA Master Agreement Multi-currency Cross-Border; German Master Agreement for Financial Futures). By means of such bilateral netting agreements, the positive and negative fair values of the derivatives contracts included under a master agreement can be offset against one another and the future regulatory risk add-ons for these products can be reduced. Through this netting process, the credit risk is limited to a single net claim on the party to the contract (close-out netting).

For both regulatory reports and the internal measurement and monitoring of our credit commitments, we use such risk-reducing techniques only if we consider them enforceable under the jurisdiction in question, should the business associate become insolvent. In order to check enforceability, we avail ourselves of legal opinions from various international law firms.

Similar to the master agreements are the collateral agreements (e.g. collateralization annex for financial futures contracts, Credit Support Annex), which we conclude with our business associates to secure the net claim or liability remaining after netting (receiving or furnishing of collateral). As a rule, this collateral management reduces credit risk by means of prompt – mostly daily or weekly – measurement and adjustment of the customer commitment.

On average, we achieve a credit-risk mitigation of 81.3% of the exposure for the derivatives contracts and collateral covered by the process of risk-reducing techniques.

The following overview shows the nominal amounts and the fair values of the derivative business broken down by interest-rate-based contracts, currency-based contracts and contracts based on other price risks and the maturity structure of these transactions. Fair values appear as the sum totals of the positive and negative amounts per contract, from which no pledged collateral has been deducted and no possible netting agreements have been taken into consideration because these affect all products. By definition, no positive fair values exist for options sold. The nominal amount represents the gross volume of all sales and purchases. The maturity dates listed for the transactions are based on the remaining period to maturity, taking the maturity of the contract and not the maturity of the underlying.

31.12.2007	Nominal amount Remaining lifetimes				Fair value	
€ m	under 1 year	1–5 years	more than 5 years	total	positive	negative
Foreign-currency-based forward transactions						
OTC products	349,005	127,046	60,858	536,909	7,492	6,607
Foreign-exchange spot and forward contracts	201,480	15,900	354	217,734	2,264	2,230
Interest-rate and currency swaps	46,864	90,207	56,954	194,025	4,218	3,423
Currency call options	50,153	9,566	2,139	61,858	992	–
Currency put options	49,381	11,271	396	61,048	–	895
Other foreign-exchange contracts	1,127	102	1,015	2,244	18	59
Products traded on a stock exchange	1,147	60	–	1,207	–	–
Currency futures	1,147	60	–	1,207	–	–
Currency options	–	–	–	–	–	–
Total	**350,152**	**127,106**	**60,858**	**538,116**	**7,492**	**6,607**
Interest-based forward transactions						
OTC products	1,565,969	1,992,914	2,134,394	5,693,277	58,297	64,433
Forward-rate agreements	226,666	6,538	–	233,204	119	120
Interest-rate swaps	1,297,161	1,907,036	2,052,323	5,256,520	56,115	62,018
Call options on interest-rate futures	18,424	36,754	32,629	87,807	1,649	–
Put options on interest-rate futures	15,122	38,207	41,332	94,661	–	2,014
Other interest-rate contracts	8,596	4,379	8,110	21,085	414	281
Products traded on a stock exchange	89,728	5,248	2,134	97,110	–	–
Interest-rate futures	66,888	4,364	1,307	72,559	–	–
Interest-rate options	22,840	884	827	24,551	–	–
Total	**1,655,697**	**1,998,162**	**2,136,528**	**5,790,387**	**58,297**	**64,433**
Other forward transactions						
OTC products	83,850	148,283	26,499	258,632	7,230	9,334
Structured equity/index products	14,463	12,768	2,965	30,196	1,642	3,608
Equity call options	17,566	15,111	1,259	33,936	4,219	–
Equity put options	19,433	16,652	873	36,958	–	4,427
Credit derivatives	24,822	102,692	21,402	148,916	856	859
Precious metal contracts	7,304	727	–	8,031	353	296
Other transactions	262	333	–	595	160	144
Products traded on a stock exchange	76,270	52,269	2,605	131,144	–	–
Equity futures	5,608	–	–	5,608	–	–
Equity options	70,236	51,937	2,605	124,778	–	–
Other futures	310	211	–	521	–	–
Other options	116	121	–	237	–	–
Total	**160,120**	**200,552**	**29,104**	**389,776**	**7,230**	**9,334**
Total immatured forward transactions						
OTC products	1,998,824	2,268,243	2,221,751	6,488,818	73,019	80,374
Products traded on a stock exchange	167,145	57,577	4,739	229,461	–	–
Total	**2,165,969**	**2,325,820**	**2,226,490**	**6,718,279**	**73,019**	**80,374**

31.12.2006	Nominal amount Remaining lifetimes				Fair value	
€ m	under 1 year	1–5 years	more than 5 years	total	positive	negative
Foreign-currency-based forward transactions						
OTC products	213,833	116,533	73,929	404,295	4,419	4,567
Foreign-exchange spot and forward contracts	132,787	11,550	398	144,735	1,324	1,641
Interest-rate and currency swaps	49,095	91,771	69,487	210,353	2,574	2,463
Currency call options	14,817	6,184	2,467	23,468	474	–
Currency put options	16,581	6,992	503	24,076	–	416
Other foreign-exchange contracts	553	36	1,074	1,663	47	47
Products traded on a stock exchange	955	14	–	969	–	–
Currency futures	955	14	–	969	–	–
Currency options	–	–	–	–	–	–
Total	**214,788**	**116,547**	**73,929**	**405,264**	**4,419**	**4,567**
Interest-based forward transactions						
OTC products	1,789,964	1,861,388	1,681,510	5,332,862	48,238	56,973
Forward-rate agreements	167,030	6,896	–	173,926	61	67
Interest-rate swaps	1,597,030	1,758,452	1,605,485	4,960,967	46,217	54,167
Call options on interest-rate futures	14,615	40,919	32,280	87,814	1,864	–
Put options on interest-rate futures	10,021	51,232	41,544	102,797	–	2,579
Other interest-rate contracts	1,268	3,889	2,201	7,358	96	160
Products traded on a stock exchange	69,579	5,016	4,118	78,713	–	–
Interest-rate futures	67,688	4,930	2,232	74,850	–	–
Interest-rate options	1,891	86	1,886	3,863	–	–
Total	**1,859,543**	**1,866,404**	**1,685,628**	**5,411,575**	**48,238**	**56,973**
Other forward transactions						
OTC products	76,008	134,734	18,287	229,029	6,711	7,890
Structured equity/index products	8,004	12,691	4,062	24,757	1,629	2,684
Equity call options	10,100	17,131	1,169	28,400	3,938	–
Equity put options	12,267	17,446	943	30,656	–	4,198
Credit derivatives	42,282	86,721	12,113	141,116	899	847
Precious metal contracts	2,508	744	–	3,252	201	113
Other transactions	847	1	–	848	44	48
Products traded on a stock exchange	72,450	57,483	3,630	133,563	–	–
Equity futures	6,502	5	–	6,507	–	–
Equity options	65,792	57,442	3,630	126,864	–	–
Other futures	130	16	–	146	–	–
Other options	26	20	–	46	–	–
Total	**148,458**	**192,217**	**21,917**	**362,592**	**6,711**	**7,890**
Total immatured forward transactions						
OTC products	2,079,805	2,112,655	1,773,726	5,966,186	59,368	69,430
Products traded on a stock exchange	142,984	62,513	7,748	213,245	–	–
Total	**2,222,789**	**2,175,168**	**1,781,474**	**6,179,431**	**59,368**	**69,430**

Breakdown of derivatives business, by borrower group:

The following table shows the positive and negative fair values of the Commerzbank Group's derivative business broken down by the respective counterparty. The Commerzbank Group conducts derivative business primarily with counterparties who have excellent credit ratings. A large portion of the fair values is concentrated in banks and financial institutions based in OECD countries.

	31.12.2007		31.12.2006	
	Fair value		Fair value	
€ m	positive	negative	positive	negative
OECD central governments	173	81	208	93
OECD banks	45,915	51,864	39,622	48,594
OECD financial institutions	24,610	25,722	17,721	18,704
Other companies, private individuals	1,992	2,468	1,500	1,826
Non-OECD banks	329	239	317	213
Total	**73,019**	**80,374**	**59,368**	**69,430**

We have increased the volume of credit derivatives by 5.5% compared to the previous year. Consequently the volume where the Commerzbank Group is a buyer of protection or a seller of protection amounts to €73,515m or €75,401m as of the balance sheet date. We employ these products, which serve to transfer credit risk, in both trading for arbitrage purposes and in the investment area for diversifying our loan portfolios. The following table illustrates our risk structure in terms of the various risk assets that have been hedged.

Breakdown, by reference assets:

	31.12.2007		31.12.2006	
	Nominal		Nominal	
€ m	Buyer of protection	Seller of protection	Buyer of protection	Seller of protection
OECD central governments	2,557	8,470	2,202	4,699
OECD banks	4,938	5,361	4,619	4,952
OECD financial institutions	8,782	7,894	8,213	8,337
Other companies, private individuals	56,986	53,508	54,886	53,043
Non-OECD banks	252	168	105	60
Total	**73,515**	**75,401**	**70,025**	**71,091**

(69) Use made of derivative financial instruments

€ m	31.12.2007 Fair value positive	negative	31.12.2006 Fair value positive	negative
Derivative financial instruments used for trading purposes	58,582	59,969	49,107	51,636
Hedging derivatives that cannot be used for hedge accounting	5,467	5,582	3,282	3,675
Derivatives used as hedging instruments	8,970	14,823	6,979	14,119
for fair value hedge accounting	4,602	9,870	4,603	10,475
for cash flow hedge accounting	4,368	4,953	2,376	3,644
Total	**73,019**	**80,374**	**59,368**	**69,430**

In the above table, we show the use made of our derivative financial instruments. We use derivatives for both trading and hedging purposes. In Notes 5, 12, 13, 20 and 21, we have described the above-mentioned criteria.

(70) Assets pledged as collateral

Assets in the amounts shown below were pledged as collateral for the following liabilities:

	31.12.2007 € m	31.12.2006 € m	Change in %
Liabilities to banks	73,844	80,097	−7.8
Liabilities to customers	4,589	8,376	−45.2
Contingent liabilities	1,378	–	.
Liabilities from trading activities	1,499	2,148	−30.2
Total	**81,310**	**90,621**	**−10.3**

The following assets were pledged as collateral for the above-mentioned liabilities:

	31.12.2007 € m	31.12.2006 € m	Change in %
Claims on banks and customers	18,895	17,413	8.5
Assets held for trading purposes and financial investments	64,710	74,434	−13.1
Total	**83,605**	**91,847**	**−9.0**

The furnishing of collateral in order to borrow funds took the form of genuine securities repurchase agreements (repos). At the same time, collateral was furnished for funds borrowed for specific purposes and securities-lending transactions. The transactions were carried out at the normal standard terms for security lending and repurchase transactions.

(71) Maturities, by remaining lifetime

€ m	due on demand and unlimited lifetime	up to 3 months	3 months to 1 year	1 year to 5 years	more than 5 years
	Remaining lifetimes as of 31.12.2007				
Claims on banks	23,311	17,733	11,437	13,609	7,968
Claims on customers	21,058	47,377	28,060	93,516	99,398
Bonds, notes and other interest-rate-related securities and promissory notes from assets held for trading purposes	–	1,529	2,057	9,659	9,017
Bonds, notes and other interest-rate-related securities held in financial investments	–	7,028	9,527	39,077	71,477
Total	**44,369**	**73,667**	**51,081**	**155,861**	**187,860**
Liabilities to banks	25,813	68,059	6,902	10,031	14,315
Liabilities to customers	55,273	55,454	8,952	14,336	25,172
Securitized liabilities	134	25,184	39,536	107,013	33,782
Subordinated and hybrid capital[1]	–	82	1,011	5,006	8,001
Total	**81,220**	**148,779**	**56,401**	**136,386**	**81,270**

[1] excl. deferred interest and discounts (€361m) and valuation effects (–€1m)

€ m	due on demand and unlimited lifetime	up to 3 months	3 months to 1 year	1 year to 5 years	more than 5 years
	Remaining lifetimes as of 31.12.2006*				
Claims on banks	16,186	27,070	8,525	15,061	8,340
Claims on customers	19,881	44,723	30,658	99,635	99,574
Bonds, notes and other interest-rate-related securities and promissory notes from assets held for trading purposes	–	2,077	2,445	11,836	8,993
Bonds, notes and other interest-rate-related securities held in financial investments	17	6,799	6,997	39,428	77,362
Total	**36,084**	**80,669**	**48,625**	**165,960**	**194,269**
Liabilities to banks	14,195	73,027	12,564	10,861	15,178
Liabilities to customers	49,145	45,244	5,319	15,233	26,273
Securitized liabilities	61	25,358	47,067	120,773	35,494
Subordinated and hybrid capital[2]	–	301	473	5,038	8,433
Total	**63,401**	**143,930**	**65,423**	**151,905**	**85,378**

[2] excl. deferred interest and discounts (€365m) and valuation effects (€204m)

The remaining lifetime is defined as the period between the balance-sheet date and the contractual maturity of the financial instruments. In the case of financial instruments which are paid in partial amounts, the remaining lifetime has been recognized for each partial amount.

* after restatement

(72) Fair value of financial instruments

The table below compares the fair values of the balance-sheet items with their book values. Fair value is the amount at which financial instruments may be sold or purchased at fair terms on the balance-sheet date. Where market prices are available for a financial instrument, these are used to measure them. If there are no market prices, we apply measurement methods to such instruments. These mainly comprise option pricing models and net present value methods.

Specific balance sheet items are measured at the Commerzbank Group as follows:

We recognize face value as the the fair value of the cash reserve.

For claims and liabilities measured at amortized cost, there are generally no liquid markets. In the instances where market prices are available, these are used for measurement purposes. For simplicity's sake, for claims and liabilities with an original term of less than one year fair value is frequently set at the same figure as the figure shown in the balance sheet.

For all other claims and liabilities, their fair value is determined by discounting future cash flows at current market rates of interest. In so doing, the creditworthiness of each of our borrowers is taken into account.

For derivative financial instruments, such as forward foreign-exchange transactions, swaps and options, fair value is calculated using net present value and option pricing models. The relevant market data observed on the balance sheet date are used as input parameters for these models. For measuring non-derivative financial instruments that are reported in the balance sheet at fair value the market price is always used.

If there are no market prices, the instruments are measured using normal market procedures (measurement methods) based on instrument-specific market parameters. We make particular use of the net present value method.

For shares in private companies and joint stock companies not listed, for which no reliable valuation can be undertaken, we have used the purchase price.

	Fair value		Book value		Difference	
€ bn	31.12.2007	31.12.2006*	31.12.2007	31.12.2006*	31.12.2007	31.12.2006*
Assets						
Cash reserve	5.2	6.0	5.2	6.0	–	–
Claims on banks	74.0	75.2	74.1	75.2	–0.1	0.0
Claims on customers	287.2	294.0	289.4	294.5	–2.2	–0.5
Hedging instruments	9.0	7.0	9.0	7.0	–	–
Assets held for trading purposes	97.6	85.5	97.6	85.5	–	–
Financial investments	132.2	135.3	132.2	135.3	–	–
Liabilities						
Liabilities to banks	124.9	125.7	125.1	125.8	–0.2	–0.1
Liabilities to customers	158.3	140.9	159.2	141.2	–0.9	–0.3
Securitized liabilities	205.0	228.8	205.6	228.8	–0.6	0.0
Hedging instruments	14.8	14.1	14.8	14.1	–	–
Liabilities from trading activities	70.3	59.2	70.3	59.2	–	–
Subordinated and hybrid capital	14.2	14.8	14.5	14.8	–0.3	0.0

In net terms, the difference between the book value and fair value amounted for all items to –€0.3bn as of December 31, 2007 (previous year*: –€0.1bn).

* after restatement

(73) Information on financial assets and financial liabilities, for which the fair value option is applied

In the Commerzbank Group, the fair value option is primarily used to avoid accounting mismatches arising from securities and loans hedged with interest-rate or credit derivatives and structured debt instruments we have issued which have been hedged with interest-rate or foreign-currency derivatives. It is also used for financial instruments that are managed and its performance is evaluated on a fair value basis and for financial instruments with embedded derivatives.

The breakdown of holdings in the fair value option category by balance sheet item was as follows:

	31.12.2007 € m	31.12.2006 € m	Change in %
Claims on banks	–	–	.
Claims on customers	2,669	795	.
Financial investments	824	873	–5.6
Assets, total	**3,493**	**1,668**	.
Liabilities to banks	10	–	.
Liabilities to customers	184	–	.
Securitized liabilities	1,094	447	.
Subordinated and hybrid capital	–	–	.
Liabilities, total	**1,288**	**447**	.

For claims allocated to the fair value option, the current market value as of December 31, 2007 amounted to €3,493m (previous year: €1,668m) and for liabilities to €1,288m (previous year: €447m). The liabilities have a repayment amount of €1,359m (previous year: €439m). All told, the result of the measurement amounts to €6m (previous year: €53m; see note 32).

For claims allocated to the fair value option, the total volume as of December 31, 2007 was €2,669m (previous year: €795m), of which €2,493m (previous year: €247m) was hedged by credit derivatives. In the 2007 financial year, the amount of the change to the fair value of the claims brought about as a result of changes in default risk was –€43m (previous year: €5m) and cumulatively amounts to –€38m (previous year: €5m); the change in the fair value of credit derivatives during the financial year amounted to €47m (previous year: –€4m), cumulative €43m (previous year: –€4m).

For liabilities allocated to the fair value option, the change in fair value for credit-risk reasons was –€18m for the 2007 financial year (previous year: €11m). The cumulative amount was –€15m (previous year: €3m).

The credit risk-specific changes in the fair value of the claims and liabilities are essentially calculated as changes to the fair values less the value changes resulting from market conditions.

Risk management

(74) Risk management

The Commerzbank Group's value-based overall bank management involves taking on risks in a targeted manner and managing them professionally. The core functions of Commerzbank risk management are therefore to identify all key risks for the Group, measure these risks as accurately as possible and manage the risk positions based on these results.

Commerzbank defines risk as the danger of possible losses or profits foregone, which may be caused by internal or external factors. A basic distinction is made in risk management between quantifiable, or measurable, and unquantifiable types of risk.

The Bank's Board of Managing Directors sets risk-policy guidelines for the Group as part of the annually reviewed overall risk strategy it has established, consisting of various sub-strategies for the key types of risk. The overall risk strategy is based on the business strategy, also defined by the Board of Managing Directors, which ensures that the strategic orientation of the Group is in line with its risk management policy.

At Board level the Chief Risk Officer (CRO) is responsible for controlling all of the quantifiable risks (especially credit, market, liquidity and operational risk) of the Commerzbank Group, and for establishing and implementing the overall risk strategy. As part of his responsibility at Group level for the operative credit function, the CRO also assumes the management function for all credit risks.

The Chairman of the Board of Managing Directors (CEO) bears responsibility for risks related to the Bank's business strategy and reputational risks. The Chief Financial Officer (CFO) assumes responsibility for compliance risk (investor protection, insider guidelines, money laundering, etc.).

The Board of Managing Directors and the Supervisory Board are informed promptly about the Bank's risk situation by means of comprehensive, objective reports.

(75) Group risk strategy

The Group risk strategy, which has to be reviewed annually, determines how the Group deals with all quantifiable and unquantifiable risks, codified in detail in the sub-risk strategies.

The unquantifiable risks are subjected to strict qualitative monitoring in line with Pillar II of the Basel Accord and the MaRisk minimum requirements.

The individual quantitative risks are managed by specifying target values or defining limits. The central management variables for Commerzbank Group are:

Expected Loss (EL)
This is determined for counterparty and operational risks and is based on the risk parameters standard under Basel II: the probability of default by the counterparty (PD), the collateral held (LGD – loss given default) and the likely amount of the claim at the time of default (EaD – exposure at default). The expected loss corresponds to the average loss expected from portfolio defaults within a year, and is hence reflected in the risk provisioning across the economic cycle.

Value-at-risk (VaR)
Unlike loan defaults and losses arising from operational risks, changes in market prices and business risks can affect the Bank both positively and negatively. There is therefore no expected loss. Instead, the risk is that negative price changes have a certain probability of occurring, thus resulting in losses. We restrict this risk by setting VaR limits in order to avoid holding positions that may lead to losses equal to or greater than the VaR with a certain probability (confidence level).

Economic capital

Economic capital is made up of counterparty risk, market risk (including investment and real-estate risk), operational risks and business risk. This is calculated for all types of risk at a uniform confidence level of 99.95% (which corresponds to the Commerzbank target rating of A+) and a holding period of one year. It takes into account correlations and diversification effects both within and between the types of risk.

(76) Risk-taking capability, expected and unexpected loss

Risk-taking capability

Calculation of risk-taking capability is the second important pillar of overall Bank management, in addition to integrated risk/return-oriented management based on economic capital.

The aggregated risk figure for the Group (measured as economic capital) is expressed as a percentage of the total capital available for covering risk. The objective of this comparison is to establish whether the Bank is in a position to anticipate potential unexpected losses without serious negative effects on its business activity and to cover them from its own funds.

The available capital for risk coverage in the Group has to be 20% greater than the economic capital without diversification effects. This buffer has to be at least 30% of economic capital after taking into account diversification effects. Commerzbank also uses a range of different stress tests that simulate the effect on the Bank of extreme economic and market scenarios. Two of these stress tests correspond to confidence levels of AA+ and AAA under S&P nomenclature. The risk strategy also stipulates that the available capital for risk coverage has to offer an additional buffer of at least 10% for the AA+ level for these stress scenarios and may not fall short of the stress test result for the AAA level.

The capital buffer has been translated into specific sub-targets for individual portfolios as part of the overall risk strategy. All predefined buffers were maintained at all times during the year under review.

Expected loss by type of risk and corporate division

The expected loss (EL) for business at risk of default is based on the exposure-at-default (EaD) including, in addition to the claims still to be repaid, credit lines expected to be drawn, further on the rating of the borrower or the loan and their defined probability of default and on the valuation of collateral and the realization proceeds that can be realized (loss-given-default (LGD). The expected loss is the product of EaD, PD and LGD and quantifies the loss that can statistically be expected on the basis of the reference date volume and the average loan defaults associated with them within a one-year period. The expected loss is taken into account in the calculation as standard risk costs and hence is reflected in risk provisioning.

The expected loss from operational risk is calculated on the basis of the average statistical losses to be expected, taking into account the amount of those losses.

Unlike loan losses and losses arising from operational risks, changes in market prices and business risks can in principle have the same effect in both directions. An expected profit or loss cannot therefore automatically be assumed. The gains or losses produced by uncertain future changes in market prices (or changes in commission-earning business) are hence defined as entirely unexpected.

The following table shows the expected loss for the various types of risk, by corporate division of the Commerzbank Group.

	Credit risk		Market risk		Operational risk		Business risk		Total	
€ m	31.12.2007	31.12.2006	31.12.2007	31.12.2006	31.12.2007	31.12.2006	31.12.2007	31.12.2006	31.12.2007	31.12.2006
Private and Business Customers	246	294	–	–	26	19	–	–	272	313
Mittelstandsbank	358	287	–	–	16	14	–	–	374	301
Corporates & Markets	132	109	–	–	14	14	–	–	146	123
Commercial Real Estate	239	277	–	–	2	2	–	–	241	279
Public Finance and Treasury	59	55	–	–	2	1	–	–	61	56
Others and Consolidation	13	17	–	–	–	–	–	–	13	17
Group	**1,047**	**1,039**	**–**	**–**	**60**	**50**	**–**	**–**	**1,107**	**1,089**

Unexpected loss by type of risk and corporate division

Risks are not just managed by expected loss but also by limits for unexpected loss. Unexpected loss is determined in our economic capital model by taking into account the individual loans and considering correlations between borrowers, industries, countries and collateral as well as diversification effects.

Unexpected loss (UL) is the loss that exceeds the average statistical expected loss. It can be calculated for every probability of occurrence (confidence level). Commerzbank calculates unexpected loss with a confidence level of 99.95%. This is derived from the probability of default for the Commerzbank target rating of A1 (Moody's). It can be traced back, for example, to economic ups and downs, problems in particular industries or cluster risks.

The unexpected loss specified in the table takes into account diversification and correlation effects within each type of risk but not between the types of risk.

	Credit risk*		Market risk		Operational risk		Business risk		Total*	
€ m	31.12.2007	31.12.2006	31.12.2007	31.12.2006	31.12.2007	31.12.2006	31.12.2007	31.12.2006	31.12.2007	31.12.2006
Private and Business Customers	738	930	66	87	384	300	168	152	1,356	1,469
Mittelstandsbank	1,371	1,187	44	47	373	335	129	108	1,917	1,677
Corporates & Markets	654	619	143	183	328	248	73	68	1,198	1,118
Commercial Real Estate	1,564	1,728	17	17	73	81	34	84	1,688	1,910
Public Finance and Treasury	399	334	536	437	72	61	18	35	1,025	867
Others and Consolidation	57	76	1,762	1,679	11	20	154	190	1,984	1,965
Group	**4,783**	**4,874**	**2,568**	**2,450**	**1,241**	**1,045**	**576**	**637**	**9,168**	**9,006**

* Credit risk for December 2006 recalculated on the basis of the model parameters valid for 2007

(77) Default risks

The Commerzbank rating and scoring methods, in use for all key credit portfolios, form the basis for measuring default risks. Both the calibration of the probabilities of default assigned to the individual counterparties or loans and the evaluation of collateral are based on analysis of historical data from the Commerzbank portfolio. The basis for the annual recalibration of the methods is the experience of the current year.

Rating distribution

The Commerzbank rating method comprises 25 rating levels for loans not in default (1.0 to 5.8) and five default classes (6.1 to 6.5). The CB master scale assigns each rating category exactly one range of probabilities of default, which is stable over time and free of overlap. The percentages of the groups in each rating category were calculated with respect to exposure at default (EaD).

The rating methods are subject to an annual validation and recalibration so that they reflect the latest projection bearing in mind all actual observed defaults.

Commerzbank AG rating	PD and EL mid-point as percentage	PD and EL range as percentage	S&P		IFD scale*	
1.0	0	0	AAA	AAA		
1.2	0.01	0 – 0.02				Investment grade
1.4	0.02	0.02 – 0.03	AA+			
1.6	0.04	0.03 – 0.05	AA, AA-	AA	I	
1.8	0.07	0.05 – 0.08	A+, A,			
2.0	0.11	0.08 – 0.13	A-	A		
2.2	0.17	0.13 – 0.21	BBB+			
2.4	0.26	0.21 – 0.31	BBB	BBB		
2.6	0.39	0.31 – 0.47				
2.8	0.57	0.47 – 0.68	BBB-		II	
3.0	0.81	0.68 – 0.96	BB+			
3.2	1.14	0.96 – 1.34	BB	BB	III	
3.4	1.56	1.34 – 1.81				
3.6	2.10	1.81 – 2.40	BB-		IV	
3.8	2.74	2.40 – 3.10				
4.0	3.50	3.10 – 3.90	B+			
4.2	4.35	3.90 – 4.86				Non-investment grade
4.4	5.42	4.86 – 6.04	B	B	V	
4.6	6.74	6.04 – 7.52				
4.8	8.39	7.52 – 9.35	B-			
5.0	10.43	9.35 – 11.64				
5.2	12.98	11.64 – 14.48	CCC+			
5.4	16.15	14.48 – 18.01		CCC	VI	
5.6	20.09	18.01 – 22.41	CCC to CC-			
5.8	47.34	22.41 – 99.99				
6.1	100	Imminent insolvency	C, D-I, D-II			Default
6.2		Restructuring				
6.3		Restructuring with recapitalization/ partial waiving of claims				
6.4		Cancellation without insolvency				
6.5		Insolvency				

* IFD = Initiative Finanzstandort Deutschland; Source: Commerzbank

Consistent with the master scale method, the default ranges – apart from a technical change to rating class 5.8 – assigned to the ratings within the Commerzbank master scale remain unchanged for the purpose of comparability (stable over time and for the portfolio).

For better orientation, external ratings are shown as well. A direct reconciliation is not possible however, because for external ratings the observed default rates fluctuate from year to year and sometimes even between different portfolios.

in %	Private and Business Customers 31.12.2007	Corporate and Investment Banking 31.12.2007	Commercial Real Estate, Public Finance and Treasury 31.12.2007
R 1	53.9	56.0	77.3
R 2	33.7	30.5	19.6
R 3	7.6	8.5	2.2
R 4	2.3	0.8	0.4
R 5	0.5	0.1	0.0
No rating	2.0	4.1	0.5
Total	**100.0**	**100.0**	**100.0**

The credit powers of individual employees and committees (Board of Managing Directors, credit committee, subcredit committee) are graduated by rating group. The most important control variables for the default risk are the expected losses (EL) derived from the ratings.

The credit risk strategy sets target values for individual subportfolios. This ensures that the expected risk provision is kept in line with the strategic orientation of the Bank, for example as regards the target rating from rating agencies or the target portfolio quality and structure.

Expected and unexpected loss for credit risks by segment

All credit risks are aggregated at portfolio level with the aid of the internal credit risk model. The core result is the distribution of loss, which produces probability projections for the potential amount of loss in lending operations. Both the expected loss (EL) and the unexpected loss (UL) are derived from this. Many risk factors and parameters closely linked to the parameters for Basel II are included in the credit risk model.

The probability of default (PD) of borrowers is derived from the rating systems. Estimates have to be made for the expected exposure at default (EaD) by aggregating the various credit types (for example unutilized credit lines, guarantees, or letters of credit) using their statistically determined credit conversion factors (CCFs). Collateral, guarantees and netting agreements are valued in accordance with their statistical parameters and the resulting unsecured portions weighted with their historical recovery factors to produce the loss given default (LGD) for the commitment. Industry correlations and diversification are also taken into account. Under Basel II the capital adequacy requirements are calibrated for each portfolio class depending on the EL, which is the product of the three core parameters PD, EaD and LGD.

	EaD		Expected Loss		Unexpected Loss*	
€ m	31.12.2007	31.12.2006	31.12.2007	31.12.2006	31.12.2007	31.12.2006
Private and Business Customers	61,613	65,980	246	294	738	930
Mittelstandsbank	99,560	76,860	358	287	1,371	1,187
Corporates & Markets	86,209	78,259	132	109	654	619
Commercial Real Estate	85,545	82,111	239	277	1,564	1,728
Public Finance and Treasury	214,296	233,637	59	55	399	334
Others and Consolidation	10,376	10,909	13	17	57	76
Group	**557,599**	**547,756**	**1,047**	**1,039**	**4,783**	**4,874**

* Unexpected loss for December 2006 recalculated on the basis of the model parameters valid for 2007

(78) Market risk

Market price risks cover the risk of losses as a result of changes in market prices (interest rates, spreads, currency rates, equity prices and commodities) or parameters which influence prices such as volatilities and correlations. In the Commerzbank definition, risks from equity investments in the banking book and equity event risk (modelling equity risk beyond VaR, such as the insolvency of the issuer) also represent market risks. We also consider market liquidity risk which covers situations where the Bank is prevented from selling trading positions at short notice or hedging them to the desired extent due to inadequate market liquidity.

Market risk is managed by means of a sophisticated system of limits, combined with reliable and optimized methods for measuring and monitoring.

Commerzbank uses economic capital (risk-taking capability) and business expectations to establish its market-risk limits which ensures a risk/return-based management of market risk. The extent to which the limits are used, together with the relevant P&L figures, is reported daily to the Board of Managing Directors and the various heads of the business segments.

For the daily quantification and monitoring of market risk, especially that arising in proprietary trading, statistical methods are used to calculate the value-at-risk. The underlying statistical parameters are based on an observation period of the past 255 trading days, a 10-day holding period and a confidence level of 99%. The value-at-risk models are constantly being adapted to the changing environment.

The overall market risk is calculated on the basis of a historical simulation while the specific interest-rate risk (specific market risk) is calculated by means of the variance-covariance method. At the parent bank, its foreign branches and the Luxembourg subsidiary Commerzbank International S.A., Luxembourg, we use an internal model to calculate the underlying capital requirements for the general and specific market risk.

The reliability of the internal model is checked on a regular basis by carrying out backtesting. The aim is to meet supervisory requirements and to assess and steadily improve forecasting quality. The total number of significant deviations provides the basis for the evaluation of the internal risk model by the supervisory authorities.

The table below shows the market risk of the Group's trading portfolio, broken down by the segments where proprietary trading is conducted. The value-at-risk shows the potential losses which will not be exceeded with a 99% degree of probability for a holding period of 10 days:

	Corporates & Markets		Treasury		Group (excl. investments)	
€m	**31.12.2007**	**31.12.2006**	**31.12.2007**	**31.12.2006**	**31.12.2007**	**31.12.2006**
Minimum	16.0	15.2	5.2	9.4	21.5	21.0
Median	25.8	27.2	9.1	12.3	33.2	31.3
Maximum	48.3	38.6	54.8	25.8	69.6	44.3
Year-end figure	**28.4**	**22.6**	**15.3**	**12.2**	**35.6**	**30.0**

Because the value-at-risk concept forecasts potential losses under "normal" market conditions, Commerzbank also calculates stress tests to cover possible extreme scenarios. Stress tests are intended to simulate the impact of crises, extreme market conditions and major changes in correlations and volatilities.

Stress tests per division, individually adjusted to the risk factors of each portfolio, form part of daily reporting. Stress tests performed across portfolios simulate the impact of historical and conceivable future crisis scenarios on the Group as a whole. The overall picture is rounded off by monthly specific scenario analyses for each investment category (e.g. hypothetical interest-rate, equity, foreign-exchange and credit-spread scenarios).

The impact of an interest-rate shock on the economic value of the Group's banking book is simulated every month. In accordance with the Banking Directive, the German Financial Supervisory Authority (BaFin) has prescribed a uniform unexpected change in interest rates to be used by all banks. The applicable change in interest rates is currently +130 basis points and −190 basis points. The maximum fall as a result of these changes in interest rates as at year-end amounts to €570m. This translates into a decline in equity of 2.3%, which is well below the limit of 20% defined for so-called outlier banks.

(79) Operational risk

Operational risk is the risk of losses occurring as a consequence of the inappropriateness or failure of internal procedures or systems or people or from external events. Analogous to the definition under the Solvency Regulation (SolvV), this also covers legal risks, e.g. risks from unsatisfactory contractual agreements or changes to the legal framework.

The Operational Risk Committee is kept regularly informed on the risk situation. It deals in particular with the management of operational risks within the Group. The aim is to optimize the expected loss from OpRisk from a cost/benefit point of view and to minimize the potential for unexpected loss. In so doing, the Operational Risk Committee takes an end-to-end view of the processes within the the Bank with the aim of recognizing risks in a timely manner. The Operational Risk Committee also deals with anything relating to the implementation of AMA (the Advanced Management Approach) in the the Group and arising from MaRisk (the Minimum Requirements for Risk Management) for OpRisk. It is in particular responsible for the implementation of the guidelines under section 280 SolvV, which is the operational responsibility of Risk Strategy/Market and Operational Risk Control (ZMO). The Global Operational Risk Forum, as a sub-committee of the Operational Risk Committee, acts as a discussion platform for OpRisk managers in the Group on all technical issues related to operational risks. Responsibility for managing the operational risks rests with the individual Group entities while ZMO is in charge of controlling.

The operational risk profile of the Group expressed in terms of the expected loss per event category under Art. 287 of the German Solvency Regulation shows that around three quarters of the expected loss falls into the two event categories "Execution, delivery and process management" and "Customers, products and business practices", and hence reflects the two key concepts of the "defective systems and processes" operational risk definition. ZMO conducts regular benchmarking of values to data from the Operational Risk data eXchange ORX and public data; these show comparable distributions.

	2007		2006	
	in € m	in %	in € m	in %
Internal fraud	1.0	1.7	0.9	1.7
External fraud	12.2	20.2	8.9	18.0
Employment practice and job security	1.8	3.0	1.4	2.9
Customers, products and business practices	13.7	22.7	10.9	21.8
Physical damage	0.4	0.7	0.3	0.7
Business interruption and system failures	2.4	3.9	2.5	5.0
Execution, delivery and process management	28.9	47.8	24.9	49.9
Group	**60.4**	**100.0**	**49.8**	**100.0**

(80) Interest-rate risk

The interest-rate risk of the Commerzbank Group results from items in both the trading book and the banking book. In the latter, interest-rate risk mainly arises through maturity mismatches between the Bank's interest-bearing assets and liabilities – for instance, through the short-term funding of long-dated loans. The interest-rate items shown in the balance sheet as well as the derivatives employed to steer them are included in the measurement of interest-rate risk.

The interest-rate risk of the banking book is measured on the basis of a net present value approach, applying the historical simulation method:

31.12.2007 Portfolio	Holding period	Banking book	Trading book	Overall interest-rate risk
		Confidence level: 99%		
		€ m	€ m	€ m
Group	10 days	70.3	20.3	71.9

31.12.2006 Portfolio	Holding period	Banking book	Trading book	Overall interest-rate risk
		Confidence level: 99%		
		€ m	€ m	€ m
Group	10 days	81.4	16.2	82.9

(81) Concentration of credit risk

Concentrations of credit risk may arise through business relations with individual borrowers or groups of borrowers who share a number of features and whose individual ability to service debt is influenced to the same extent by changes in certain overall economic conditions. Besides obtaining collateral and applying a uniform lending policy, the Bank has entered into a number of master netting agreements to minimize credit risks: these give the Bank the right to net claims on and liabilities to a customer in the event of the default or insolvency of that customer.

In terms of book values, the credit risks relating to the claims on customers were as follows on December 31, 2007:

€ m	Claims 31.12.2007	31.12.2006
Customers in Germany	**192,384**	**205,929**
Companies and self-employed	73,651	70,244
Manufacturing	12,960	11,553
Construction	1,247	1,263
Distributive trades	6,091	5,511
Services incl. professions and others	53,353	51,917
Public sector	51,341	61,697
Other retail customers	67,392	73,988
Customers outside Germany	**97,025**	**88,542**
Corporate and private customers	84,686	75,194
Public sector	12,339	13,348
Sub-total	**289,409**	**294,471**
less valuation allowances	–5,940	–7,356
Total	**283,469**	**287,115**

In terms of book values, the credit risks relating to contingent liabilities and irrevocable lending commitments were as follows on December 31, 2007:

€ m	Contingent liabilities, irrevocable lending commitments 31.12.2007
Customers in Germany	**30,662**
Banks	171
Companies and self-employed	28,706
Manufacturing	7,514
Construction	612
Distributive trades	3,318
Services incl. professions and others	17,262
Public sector	387
Other retail customers	1,398
Customers outside Germany	**50,735**
Banks	5,201
Corporate and private customers	44,536
Public sector	998
Sub-total	**81,397**
less provisions	-380
Total	**81,017**

(82) Liquidity ratio of Commerzbank Aktiengesellschaft (Principle II)

Pursuant to Art. 11, KWG, banks are obliged to invest their funds such that adequate liquidity for payment purposes is guaranteed at all times. They have to demonstrate that they have adequate liquidity in the form of a liquidity analysis (Principle II). Liquidity-weighted assets (claims, securities, etc.), structured to reflect their respective maturity brackets, are set off against certain liquidity-weighted balance-sheet and off-balance-sheet liabilities (debt, lending commitments), broken down by remaining lifetime. Every day, the ratio between the funds in the first maturity bracket (remaining life of up to one month) and the payment obligations which may fall due during this period has to reach a value of one. If the ratio registers this value, liquidity is considered to be adequate. As of December 31, 2007, the liquidity ratio worked out by Commerzbank Aktiengesellschaft was 1.18 (previous year: 1.19). Excess liquidity reached €21.8bn (previous year: €21.0bn).

Liquidity ratios of Commerzbank Aktiengesellschaft in 2007:

	Month-end level		Month-end level
January	1.21	July	1.21
February	1.21	August	1.14
March	1.15	September	1.12
April	1.24	October	1.13
May	1.25	November	1.16
June	1.18	December	1.18

Other notes

(83) Subordinated assets

The following subordinated assets are included in the assets shown in the balance sheet:

	31.12.2007 €m	31.12.2006 €m	Change in %
Claims on banks	112	113	–0.9
Claims on customers	157	145	8.3
Bonds and notes	537	302	77.8
Other equity-related securities	41	77	–46.8
Total	**847**	**637**	**33.0**
of which: banks in which an equity investment exists	–	–	.

Assets are considered to be subordinated if the claims they represent may not be met before those of other creditors in the case of the liquidation or insolvency of the issuer.

(84) Contingent liabilities and irrevocable lending commitments

Contingent liabilities and irrevocable lending commitments are shown at nominal value.

	31.12.2007 €m	31.12.2006 €m	Change in %
Contingent liabilities	**29,459**	**29,453**	**0.0**
from rediscounted bills of exchange credited to borrowers	8	4	.
from guarantees and indemnity agreements	29,129	29,110	0.1
Credit guarantees	3,497	3,214	8.8
Other guarantees	19,581	19,604	–0.1
Letters of credit	5,997	5,847	2.6
Other warranties	54	445	–87.9
Other commitments	322	339	–5.0
Irrevocable lending commitments	**51,558**	**49,080**	**5.0**
Book credits to banks	1,149	1,263	–9.0
Book credits to customers	48,993	46,265	5.9
Credits by way of guarantee	1,100	762	44.4
Letters of credit	316	790	–60.0

Remaining lifetimes of contingent liabilities and irrevocable lending commitments	**31.12.2007** €m
	81,017
due on demand	3,062
less than three months	24,165
more than three months, but less than one year	12,665
more than one year, but less than five years	34,306
more than five years	6,819

In this tables, provision for risks arising from these liabilities has been deducted from the respective items.

(85) Volume of managed funds

By type of managed fund, the assets which we manage break down as follows:

	31.12.2007		31.12.2006	
	Number of funds	Fund assets € bn	Number of funds	Fund assets € bn
Retail investment funds	397	35.5	406	59.7
Equity-based and balanced funds	208	14.6	221	36.6
Bond-based funds	95	6.7	102	8.0
Money-market funds	19	10.6	19	9.4
Other*)	75	3.6	64	5.7
Special funds	245	18.6	1,604	30.4
Property-based funds	1	0.0	7	9.5
Total	**643**	**54.1**	**2,017**	**99.6**

*) includes fund-of-funds and retirement funds

The regional breakdown of the funds launched is shown in the following chart:

	31.12.2007		31.12.2006	
	Number of funds	Fund assets € bn	Number of funds	Fund assets € bn
Germany	331	30.5	353	43.6
United Kingdom	–	–	1,192	24.5
Other European countries	312	23.6	299	28.2
America	–	–	10	0.6
Other countries	–	–	163	2.7
Total	**643**	**54.1**	**2,017**	**99.6**

(86) Genuine repurchase agreements (repo and reverse repo transactions) and cash collaterals

Under its genuine repurchase agreements, the Commerzbank Group sells or purchases securities with the obligation to repurchase or return them. The money equivalent deriving from repurchase agreements in which the Commerzbank Group is a borrower (has obligation to take the securities back) is shown in the balance sheet as a liability to banks or customers.

In securities-lending transactions, the counterparty may provide collateral in the form of, for example, liquidity, so the Group avoids the credit risk. The provision of collateral for a lending transaction is known as "cash collateral out" and the receipt of collateral as "cash collateral in".

The genuine repurchase agreements concluded up to the balance-sheet date and the cash collaterals break down as follows:

	31.12.2007 € m	31.12.2006 € m	Change in %
Genuine repurchase agreements as a borrower (repo agreements)			
Liabilities to banks	30,463	37,633	–19.1
Liabilities to customers	5,230	10,199	–48.7
Cash collateral in			
Liabilities to banks	9,084	2,870	.
Liabilities to customers	1,985	584	.
Total	**46,762**	**51,286**	**–8.8**
Genuine repurchase agreements as a lender (reverse repo agreements)			
Claims on banks	12,725	22,342	–43.0
Claims on customers	6,632	8,157	–18.7
Cash collateral out			
Claims to banks	8,150	10,602	–23.1
Claims to customers	1,891	1,810	4.5
Total	**29,398**	**42,911**	**–31.5**

The carrying value of securities covered by repurchase agreements as of December 31, 2007, was €34,478m (previous year: €45,200m). The carrying value of the associated liabilities (collateral) was €35,693m (previous year: €47,832m).

(87) Securities-lending transactions

Securities-lending transactions are conducted with other banks and customers in order to cover our need to meet delivery commitments or to enable us to effect securities repurchase agreements in the money market. We show lent securities in our balance sheet under our trading portfolio or under the financial investments, whereas borrowed securities do not appear in the balance sheet. The expenses and income from securities-lending transactions, insofar as they relate to the past financial year, were recognized under interest paid or received in the income statement and reflect the respective maturities.

	31.12.2007 €m	31.12.2006 €m	Change in %
Lent securities	8,646	2,755	.
Borrowed securities	3,795	4,967	–23.6

The carrying value of securities lent out was €8,646m (prior year: €2,755m), compared to associated liabilities (collateral) of €11,069m (prior year: €3,454m).

(88) Collateral received

Collateral received for which there is a right to sell on or pledge even where the provider does not default is broken down as follows:

	31.12.2007 €m	31.12.2006 €m	Change in %
Total amount of collateral received	21,635	46,068	–53.0
of which: Sold on or pledged again	76	850	–91.1
of which: Subject to an obligation to return	–	850	.

The transactions were carried out at the normal standard terms for security lending and repurchase transactions and loan transactions.

(89) Trust transactions at third-party risk

Trust transactions which do not have to be shown in the balance sheet amounted to the following on the balance-sheet date:

	31.12.2007 € m	31.12.2006 € m	Change in %
Claims on banks	9	1	.
Claims on customers	108	374	-71.1
Other assets	658	642	2.5
Assets on a trust basis at third-party risk	**775**	**1,017**	**-23.8**
Liabilities to banks	30	279	-89.2
Liabilities to customers	745	738	0.9
Liabilities on a trust basis at third-party risk	**775**	**1,017**	**-23.8**

(90) Risk-weighted assets and capital ratios as defined by the Basel capital accord (BIS)

Like other internationally active banks, the Commerzbank Group has committed itself to meeting the capital adequacy requirements contained of the Basel accord. This imposes on banks a minimum requirement of 8% of own funds to risk-weighted assets (own funds ratio). A minimum requirement of 4% applies universally for the ratio between core capital and risk-weighted assets (core capital ratio).

Own funds are defined as liable capital that is made up of core and supplementary capital, plus Tier III capital. Core capital mainly consists of subscribed capital plus reserves and hybrid capital and minority interests, less goodwill. Supplementary capital comprises outstanding profit-sharing certificates and subordinated long-term liabilities. Tier III capital consists of short-term subordinated liabilities.

Commerzbank seeks to achieve the following objectives in managing its capital:

- Adherence to the statutory minimum capital requirements at Group level and in all Group companies
- Provision of sufficient reserves to guarantee the bank's freedom of action at all times
- Strategic allocation of capital to business segments and divisions in order to exploit growth opportunities

The key capital ratio monitored by Commerzbank is the core capital ratio. The Bank's specifications for the capital ratio far exceed the minimum statutory requirements. The Bank's risk appetite and market expectations play an important role in determining the capital ratio target. The Bank has defined a "comfort zone" for Tier 1 capital, which is currently 6.5 – 7.5%. It has also defined a comfort zone for the equity ratio as a supplementary back-up condition; this is currently 10.5 – 11.5%.

The main capital management target below Group level is the investors' capital. This is allocated at segment and banking department level. The capital is allocated via a regular process which takes account of the Bank's strategic direction, profitable new business opportunities in the core business of each banking department as well as risk appetite issues.

All measures relating to the Bank's capital – whether the issue of equity or any potential repurchase of shares – are proposed by the Bank's central asset-liability committee and approved by the Board of Managing Directors, subject to the authorization granted by the AGM.

In the past year Commerzbank met the statutory minimum capital requirements at all times.

The structure of the Commerzbank Group's capital in accordance with the Basel capital accord yields the following picture:

	31.12.2007 € m	31.12.2006* € m	Change in %
Core capital (Tier I)			
Subscribed capital	1,708	1,705	0.2
Reserves, minority interests, treasury shares	11,736	10,808	8.6
Hybrid capital	3,079	2,914	5.7
Other	−190	–	.
Total	**16,333**	**15,427**	**5.9**
Supplementary capital (Tier II)			
Hybrid capital	202	475	−57.5
Profit-sharing rights	1,330	1,593	−16.5
Reserves in securities (amount reported: 45%)	315	820	−61.6
Subordinated liabilities	6,485	6,802	−4.7
Other	807	545	48.1
Total	**9,139**	**10,235**	**−10.7**
Tier III capital	**102**	**77**	**32.5**
Eligible own funds according to BIS	**25,574**	**25,739**	**−0.6**

as of 31.12.2007				Capital charges in %			**Total**
€ m	100	50	25	20	10	4	
Balance-sheet business	160,926	17,786	–	17,528	–	–	196,240
Traditional off-balance-sheet business	4,255	25,155	77	975	619	80	31,161
Derivatives business in investment portfolio	–	2,558	–	4,617	–	–	7,175
Risk-weighted assets, total	**165,181**	**45,499**	**77**	**23,120**	**619**	**80**	**234,576**
Risk-weighted market-risk position multiplied by 12.5							2,850
Total items to be risk-weighted							237,426
Eligible own funds							25,574
Core capital ratio (excluding market-risk position)							7.0
Core capital ratio (including market-risk position)							6.9
Own funds ratio (including market-risk position)							10.8

as of 31.12.2006				Capital charges in %			**Total**
€ m	100	50	25	20	10	4	
Balance-sheet business	154,690	19,031	–	16,561	–	–	190,282
Traditional off-balance-sheet business	4,294	25,570	133	742	444	71	31,254
Derivatives business in investment portfolio	–	2,117	–	3,953	–	–	6,070
Risk-weighted assets, total	**158,984**	**46,718**	**133**	**21,256**	**444**	**71**	**227,606**
Risk-weighted market-risk position multiplied by 12.5							3,875
Total items to be risk-weighted							231,481
Eligible own funds							25,739
Core capital ratio (excluding market-risk position)							6.8
Core capital ratio (including market-risk position)							6.7
Own funds ratio (including market-risk position)							11.1

* after restatement

Reconciliation of reported capital with eligible equity in accordance with BIS

31.12.2007 € m	Core capital/ Equity	Supplementary/ subordinated capital (excl. valuation effects and deferred interest)	Tier III capital	Total
Reported in balance sheet	16,132	10,716	103	26,951
Revaluation reserve	–903			–903
Valuation of cash flow hedges	–34			–34
Consolidated profit	–657			–657
Minority interests not to be shown in core capital (incl. revaluation reserve, valuation of cash flow hedges) and changes in consolidated companies and goodwill	–1,088			–1,088
Hybrid capital non-innovative	600			600
Hybrid capital innovative	2,479	202		2,681
Parts of subordinated capital not eligible due to limited remaining lifetime		–2,950		–2,950
Reallocation to Tier III capital				–
Latent revaluation reserves for securities		315		315
General provisions/ reserves for defaults		997		997
Other differences	–196	–141	–1	–338
Eligible equity	**16,333**	**9,139**	**102**	**25,574**

(91) Securitization of loans

The use of credit derivatives (such as credit default swaps, total return swaps and credit-linked notes) can reduce the risk weighting of a loan portfolio, whereby the hedging effect of a credit derivative may relate both to individual loans or securities and to entire portfolios of loans or securities. As a rule, security is furnished by means of a synthetic securitization by credit default swap (CDS) and/or by credit-linked notes (CLN). We can hereby achieve three important goals: 1. risk diversification (reduction of credit risks in the portfolio, especially bulk risks), 2. easing the burden on equity capital (through the transfer of credit risks to investors a reduction in the regulatory equity capital requirements according to the Solvency Regulation and BIS is achieved) and 3. funding (use of securitizations as an alternative funding instrument to senior bearer bonds).

By the end of the 2007 financial year, the Commerzbank Group (Commerzbank Aktiengesellschaft and four subsidiaries) had launched 14 securitization programmes as the buyer of protection. The securitizations were subjected for the first time to the more risk-sensitive measurement method of the Solvability Regulation's standard approach. The resulting additional regulatory capital requirements amounted to €380m.

The range of legal maturity dates stretches from two to 76 years. All told, credits to customers of €16.5bn had been covered by end-December 2007. This eased the burden on the Bank's risk-weighted assets by €11.3bn.

Name of transaction	Buyer of protection	Year transacted	Duration of transaction in years	Type of claim	Volume of credit €m	Reduction of risk-weighted assets €m
Residence 2000-1[1]	Commerzbank AG (CLN)	2000	32	Private home loans	–	–
Residence 2000-1[1]	Commerzbank AG (CDS)	2000	32	Private home loans	–	–
Residence 2001-1	Commerzbank AG	2001	30	Private home loans	756	299
Residence 2002-1	Commerzbank AG	2002	33	Private home loans	789	789
Residence 2002-2	Commerzbank AG	2002	33	Private home loans	774	477
Residence 2003-1	Commerzbank AG	2003	33	Private home loans	849	543
CoCo Finance 2006-1 PLC	Commerzbank AG, Commerzbank International S.A., Commerzbank (Eurasija) SAO	2006	10	National and international larger corporates	4,500	3,675
Cosmo Finance 2007-1 LTD	Commerzbank AG	2007	20	*Mittelstand* customers	2,000	1,713
Europa One Limited	Eurohypo AG	2000	37	Commercial real-estate portfolio	367	360
Eurohypo 2000-1[1]	Eurohypo AG	2000	40	Residential real-estate portfolio	–	–
Provide GEMS 2002-1 PLC	Eurohypo AG	2002	45	Residential real-estate portfolio	574	524
Europa Three Limited	Eurohypo AG	2003	45	Commercial real-estate portfolio	1,073	600
Semper Finance 2006-1	Eurohypo AG	2006	76	Project Castle – commercial real-estate portfolio	1,387	716
Semper Finance 2007-1	Eurohypo AG	2007	36	Commercial real-estate portfolio	906	791
STAR 2006-1	Hypothekenbank in Essen AG	2006	2	Private home loans	2,569	829
					16,544	**11,316**

[1] Under SolvV the regulatory relief on credit risk no longer applies.

(92) Average number of staff employed by the Bank during the year

	2007			2006		
	Total	male	female	total	male	female
Group	34,796	18,585	16,211	33,868	18,061	15,807
in Germany	26,292	13,015	13,277	25,765	12,754	13,011
outside Germany	8,504	5,570	2,934	8,103	5,307	2,796

The above figures include both full-time and part-time personnel. Not included in the figures is the average number of employees undergoing training within the Group. The average time worked by part-time staff is 60% (previous year: 60%) of the standard working time.

	Total		male		female	
	2007	2006	2007	2006	2007	2006
Trainees	1,241	1,261	513	504	728	757

(93) Related party transactions

Companies

As part of normal business Commerzbank AG and/or its consolidated companies do business with unconsolidated companies and associates and external pension providers offering retirement benefits to Commerzbank employees. All these companies have to be treated as related to the group.

The claims on and liabilities to unconsolidated subsidiaries, associated companies and companies in which an equity investment exists are as follows:

	31.12.2007 €m	31.12.2006 €m	Change in %
Claims on banks	–	296	·
Subsidiaries	–	–	·
Associated companies and companies in which an equity investment exists	–	296	·
Claims on customers	268	324	–17.3
Subsidiaries	166	219	–24.2
Associated companies and companies in which an equity investment exists	102	105	–2.9
Assets held for trading purposes	11	55	–80.0
Subsidiaries	–	–	·
Associated companies and companies in which an equity investment exists	11	55	–80.0
Financial investmens	94	225	–58.2
Subsidiaries	44	–	·
Associated companies and companies in which an equity investment exists	50	225	–77.8
Total	373	900	–58.6
Liabilities to banks	26	154	–83.1
Subsidiaries	–	–	·
Associated companies and companies in which an equity investment exists	26	154	–83.1
Liabilities to customers	144	88	63.6
Subsidiaries	109	43	·
Associated companies and companies in which an equity investment exists	35	45	–22.2
Total	170	242	–29.8

All transactions are carried out on standard terms and conditions. Guarantees with a value of €2m had been given for unconsolidated subsidiaries.

Purchases/sales of assets and payments related to services received and leasing agreements resulted in payments to unconsolidated subsidiaries of €13m and to associated companies of €1m. Against this, payments made by unconsolidated subsidiaries amounted to €18m.

There were no balance sheet items or off-balance sheet items for the external pension providers.

Persons

Between Commerzbank AG and/or its consolidated subsidiaries there are moreover business relationships with key management personnel as well as their relatives.

A detailed description of the principles of the remuneration system for the members of the Board of Managing Directors and members of the Supervisory Board is provided in the remuneration report. This forms part of the management report and appears on pages 38 to 46 of the annual report for the year ending December 31, 2007.

The total remuneration for the members of the Board of Managing Directors and the Supervisory Board is as follows:

	31.12.2007 €1,000	31.12.2006 €1,000
Board of Managing Directors	17,612	23,612
Supervisory Board	3,031	1,977

The total remuneration for the Board of Managing Directors includes amongst others remuneration in kind granted within the standard scope (essentially remuneration in kind from vehicle use and insurance taxes and social security contributions).
The stated overall remuneration amount of the individual members of the Board of Managing Directors includes fees paid for the financial year in the amount of €767 thousand (previous year: €543 thousand) for serving on the boards of consolidated companies.

The following table shows the remuneration in the form of basic salary, variable remuneration, pay-outs from long-term performance plans (LTPs) and other remuneration of the individual members of the Board of Managing Directors. The variable remuneration is shown subject to the annual financial statements of Commerzbank Aktiengesellschaft for the 2007 financial year being approved in their present form.

		Cash remuneration			Other[3]	Total
Amounts in €1,000		Basic salary	Variable remuneration[2]	Payment for the LTP		
Klaus-Peter Müller	2007	760	1,876	500	84	3,220
	2006	760	2,736	900	80	4,476
Martin Blessing	2007	480	1,234	250	82	2,046
	2006	480	1,695	450	77	2,702
Wolfgang Hartmann	2007	480	874	250	111	1,715
	2006	480	1,350	450	109	2,389
Dr. Achim Kassow	2007	480	1,132	–	45	1,657
	2006	480	1,600	–	44	2,124
Bernd Knobloch	2007	480	874	–	72	1,426
	2006[1]	360	1,125	–	35	1,520
Klaus M. Patig	2007[4]	40	–	–	2,307	2,347
	2006	480	1,500	–	65	2,045
Michael Reuther	2007	480	1,080	–	71	1,631
	2006[1]	120	375	–	2,885	3,380
Dr. Eric Strutz	2007	480	1,080	250	42	1,852
	2006	480	1,650	196	42	2,368
Nicholas Teller	2007	480	874	250	114	1,718
	2006	480	1,800	250	78	2,608
Total	**2007**	**4,160**	**9,024**	**1,500**	**2,928**	**17,612**
	2006	**4,120**	**13,831**	**2,246**	**3,415**	**23,612**

[1] Pro rata for the period since being appointed.

[2] Payable in the following year subject to approval of the annual financial statements less remuneration already received for performing board functions at consolidated companies (€767 thousand; previous year: €543 thousand).

[3] The heading Other covers payment in kind in the year under review. Mr Patig received €2,263 thousand in the year under review, which was promised to him under his severance agreement.

[4] Mr Patig left the Board of Managing Directors at the end of January 2007.

The active members of the Board of Managing Directors had and have participated in the long-term performance plans (LTPs) which are described in detail in Note 24 and represent a share-based form of remuneration. In order to take part in the various plans, the members of the Board of Managing Directors on the basis of their individual decisions have invested in up to 2,500 shares of Commerzbank Aktiengesellschaft and the Chairman in up to 5,000 shares of Commerzbank Aktiengesellschaft per plan at current market prices.

The following table shows the number of shares (corresponding to a "virtual" option per share) per individual active member of the Board and per respective current LTP, as well as the fair values at the time the share-based payment was granted and the fair values as of the valuation date, December 31, 2007. Provisions for the LTPs 2005 to 2007 amounting to €1.595m have been formed pro-rata for possible future payment obligations to members of the Board on the basis of the fair values as of December 31, 2007. The allocation recognized as expense for all plans in financial year 2007 amounted to €803 thousand.

Current long-term performance plans

			Amounts in € 1,000		
			Attributable fair value		
	LTP	Number of participating shares	when the shares were granted	as of 31.12.2007	pro rata provisions as of 31.12.2007
Klaus-Peter Müller	2007	5,000	158	103	23.2
	2006	5,000	175	93	51.0
	2005	5,000	137	406	367.6
Martin Blessing	2007	2,500	79	51	11.6
	2006	2,500	87	46	25.5
	2005	2,500	69	203	183.8
Wolfgang Hartmann	2007	2,500	79	51	11.6
	2006	2,500	87	46	25.5
	2005	2,500	69	203	183.8
Dr. Achim Kassow	2007	2,500	79	51	11.6
	2006	2,500	87	46	25.5
	2005	2,500	69	203	183.8
Bernd Knobloch	2007	2,500	79	51	11.6
	2006	2,500	69	46	25.5
	2005	-	-	-	-
Michael Reuther	2007	2,500	79	51	11.6
	2006	-	-	-	-
	2005	-	-	-	-
Dr. Eric Strutz	2007	2,500	79	51	11.6
	2006	2,500	87	46	25.5
	2005	2,500	69	203	183.8
Nicholas Teller	2007	2,500	79	51	11.6
	2006	2,500	87	46	25.5
	2005	2,500	69	203	183.8
Sum	**2007**	**22,500**	**711**	**460**	**104.4**
	2006	**20,000**	**679**	**369**	**204.0**
	2005	**17,500**	**482**	**1,421**	**1,286.6**
Total		**60,000**	**1,872**	**2,250**	**1,595.0**

The potential remuneration stemming from participation in the LTPs 2005 to 2007 could deviate considerably from the figures shown in the table above or could even be completely released, because the final pay-out amounts are not fixed until the end of the term of each LTP (please refer to Note 24 concerning terms of payout).

The first pay-out for the LTP 2004, which were based on the values of the first quarter of 2007, resulted in a payment obligation for the amount achieved under the terms of the plan. The LTP 2004 was terminated in June 2007 by means of a cash payment of €100 per participating share.

The payments made to members of the Board of Managing Directors (totaling €1,500 thousand), who had participated in this plan are listed below. The payments are contained in the total remuneration amount above.

Paid out long-term performance plan

LTP 2004	Number of participating shares	Amount in €1,000
Klaus-Peter Müller	5,000	500
Martin Blessing	2,500	250
Wolfgang Hartmann	2,500	250
Dr. Eric Strutz	2,500	250
Nicholas Teller	2,500	250
Total	15,000	1,500

Payments to former members of the Board of Managing Directors and their surviving dependents amounted to €5,410 thousand in the year under review (previous year: €5,413 thousand).

For present and former members of the Board of Managing Directors or their surviving dependents the Bank has established a retirement benefit plan: assets to hedge this were transferred to Commerzbank Pensions-Trust e.V. as part of a contractual trust arrangement. As at December 31, 2007, the defined benefit obligations for active members of the Board of Managing Directors amounted to €21.0m (previous year: €28.6m) and for former members of the Board of Managing Directors or their surviving dependants €59.1m (previous year: €61.1m).

After deducting the plan assets and taking account of actuarial gains and losses, the provisions for pension obligations (defined benefit liabilities) as at December 31, 2007 amounted to €1.0m (previous year: €1.0m) for active members of the Board of Managing Directors and €2.8m (previous year: €2.3m) for former members of the Board of Managing Directors or their surviving dependants.

We refer to the section headed Other Regulations in the remuneration report for information on regulations for payments stemming from termination of employment for the active members of the Board of Managing Directors.

Remuneration for members of the Supervisory Board is regulated in Art. 15 of the Articles of Association of Commerzbank Aktiengesellschaft. Members of the Supervisory Board will receive total remuneration for financial year 2007 of €2,547 thousand net (previous year: €1,661 thousand), provided that the AGM of Commerzbank Aktiengesellschaft resolves that a dividend of €1.00 be paid per share. Of this figure, the basic remuneration and the remuneration for serving on committees amounts to €2,307 thousand (previous year: €1,426 thousand) and attendance fees to €240 thousand (previous year: €235 thousand). The attendance fees are for participating in the meetings of the Supervisory Board and its five committees (Presiding, Audit, Risk, Nomination and Social Welfare Committees) which met in the year under review. VAT of €484 thousand (previous year: €316 thousand) to be paid on the overall remuneration of the members of the Supervisory Board is refunded by Commerzbank Aktiengesellschaft. Accordingly the total remuneration of members of the Supervisory Board amounted to €3,031 thousand (previous year: €1,977 thousand).

All told, the Board of Managing Directors and Supervisory Board held no more than 1% of the issued shares and option rights of Commerzbank Aktiengesellschaft on December 31, 2007.

On the balance-sheet date, the aggregate amount of loans granted, as well as contingent liabilities, was as follows:

	31.12.2007 €1,000	31.12.2006 €1,000
Board of Managing Directors	5,198	3,251
Supervisory Board	809	1,505

Members of the Board of Managing Directors have been granted cash advances and loans with terms ranging from on demand to a due date in 2032 and at interest rates ranging between 3.0% and 5.8%, and for individual instances of overdrafts up to 12.7%. Collateral is provided at normal market conditions, if necessary through land charges or rights of lien. The overall figure includes rental guarantees of €23 thousand provided for two members of the Board of Managing Directors without guarantee commission being charged; this is in line with the Bank's general terms and conditions for members of staff.

Loans to members of the Supervisory Board (including loans to employee representatives on that board) were granted with terms ranging from on demand to a due date in 2030 and at interest rates ranging between 4.7% and 6.6%, and for individual instances of overdrafts up to 19.5%. In line with market conditions, some of the loans were granted without collateral being provided; some involved land charges or rights of lien.

€6m are included in claims on customers (Note 43) and €126m in liabilities to customers (note 55) with respect to members of the Board of Managing Directors and the Supervisory Board of Commerzbank AG. For other related persons or companies, guarantees in the amount of €378m have been issued and €349m have been included in liabilities to customers.

(94) Share-based payments plans

A share-based remuneration expense related to past performance of staff totaling €27m (previous year: €172m) was charged. Of this amount, €27m was for cash-settled plans (previous year: €171m). As at December 31, 2007, the share-based payments reserve in equity amounted to €1m (previous year: €2m) and the provision that was formed €49m (previous year: €219m).

The following provides more information on the long-term performance plans (LTPs) and staff remuneration plans/stock option programmes within the Jupiter International Group plc (JIG) and the Eurohypo AG. Further subsidiaries of the Commerzbank Group also offer their staff share-based remuneration plans. The expense for these plans was €15m (previous year: €13m) in 2007.

As at December 31, 2007, €11m were recognized as provisions (previous year: €18m) and €1m as a reserve in equity (previous year: €2m).

a) Long-term performance plans of Commerzbank AG

In 2007 the expenses arising from LTPs related to past performance of staff amounted to €12m (previous year: €35m). As at December 31, 2007, the provisions which had been formed was €21m (previous year: €26m). The fact that the provision fell compared to the expenses incurred can be attributed to its use for the pay-out of the LTP 2004. More details and conditions on the LTP are explained in Note 24 of this annual report. In accordance with IFRS 2, all LTPs are recognized as cash-settled.

The estimated fair values as of December 31, 2007 and the change in the number of rights under the LTPs during the year are shown in the tables below:

LTP	Date of grant	Fair value per award as of 31.12.2007 in €	31.12.2006 in €
2004	April 1, 2004	–	92.47
2005	April 1, 2005	81.12	67.59
2006	April 1, 2006	18.53	21.76
2007	April 1, 2007	20.55	–

Number of awards	2007 in units	2006 in units
Outstanding at beginning of year	**738,400**	**893,650**
Granted during the year	370,050	330,350
Forfeited during the year	39,600	12,400
Exercised during the year	182,550	390,550
Expired during the year	–	82,650
Outstanding at year-end	**886,300**	**738,400**

The expected remaining lifetimes of the awards outstanding at year-end vary from 3 months to 27 months.

The fair values of the LTPs awards are calculated using the Monte Carlo model. The inputs into the model were as follows:

	31.12.2007	31.12.2006
Volatility of the Commerzbank share price	31%–47%	13%–30%
Volatility of the Euro Stoxx Banks Index	17%–30%	8%–15%
Correlation of Commerzbank share price to index	80%–88%	39%–80%
Commerzbank dividend yield	2.9%–3.5%	2.6%–3.2%
Dividend yield of DJ Euro Stoxx Banks Index	3.3%	2.4%
Risk-free interest rate	4.0%–4.6%	2.8%–3.9%

The volatility is based on the historical volatility of the Commerzbank share price and the Dow Jones (DJ) Euro Stoxx Banks Index. The correlation is based on the period before valuation day, taking into account the remaining term of the plans. A rate of 4.5% p.a. was assumed for staff turnover.

b) Staff remuneration/share option plans of Jupiter International Group

The subsidiaries Jupiter International Group plc and Commerz Asset Management (UK) plc were sold effective June 19, 2007. Up to this point the Jupiter staff remuneration and share plans remained in force. However the plans contained a change of control clause whereby the employee beneficiaries could claim part of the sales proceeds in the event of a sale of JIG. This share amounted to GBP55.5m (ca. €75.7m). In return, the JIG staff remuneration and share plans were terminated without payment. Commerzbank therefore incurred no expense from these plans in the year 2007 (prior year: €118m). The provision created for the plans amounted to €156m as of December 31, 2006. Of this, €62m was applied to paying out the D and E options which fell due in 2007. The remaining €94m was released through the income statement.

c) Eurohypo AG's long-term incentive plan (LFI)

In 2007, the expenses recognized for services performed by staff during the year amounted to €0.3m (previous year: €6m). As at December 31, 2007, the provision which had been formed amounted to €17m (previous year: €19m). More details and conditions are explained in Note 24 of this annual report. In accordance with IFRS 2, the LFI has to be recognized as a cash-settled remuneration transaction.

(95) Other commitments

Commitments towards companies both outside the Group and not included in the consolidation for uncalled payments on shares in private limited-liability companies issued but not fully paid amount to €0.4m (previous year: €0.4m).

The Bank is responsible for the payment of assessments of up to €173m to Liquiditäts-Konsortialbank (Liko) GmbH, Frankfurt am Main, the "lifeboat" institution of the German banking industry. The individual banking associations have also declared themselves responsible for the payment of assessments to Liko. To cover such assessments, Group companies have pledged to Liko that they will meet any payment in favour of their respective associations.

Under Art. 5, (10) of the statutes of the German banks' Deposit Insurance Fund, we have undertaken to indemnify the Association of German Banks, Berlin, for any losses incurred through support provided for banks in which Commerzbank holds a majority interest.

Obligations towards futures and options exchanges and also towards clearing centres, for which securities have been deposited as collateral, amount to €1,556m (previous year: €1,095m).

Our subsidiaries Caisse Centrale de Réescompte S.A., Paris, and cominvest Asset Management S.A., Luxembourg, have provided performance guarantees for selected funds.

(96) Lessor and lessee figures

Lessor figures – operating leasing –

Commerzbank is a lessor on operating leases. The leases include, in particular, real estate and vehicles rented out as of the balance-sheet date.

The following minimum leasing payments stemming from noncallable leases will accrue to the Commerzbank Group over the next few years from operating leases granted:

Due date	31.12.2007 € m	31.12.2006 € m
In under 1 year	127	55
In 1 to 5 years	401	115
In more than 5 years	318	119
Total	**846**	**289**

No conditional leasing installments have been agreed in the leasing agreements.

Lessor figures – finance leasing –

Commerzbank is a lessor on finance leases. The leases include, in particular, real estate and office furniture and equipment (e.g. vehicles, copying machines) rented as of the balance-sheet date.

	31.12.2007 € m	31.12.2006 € m
Outstanding leasing payments	1,238	870
+ guaranteed residual values	82	76
= minimum leasing payments	1,320	946
+ non-guaranteed residual values	13	16
= gross investments	1,333	962
– unrealized financial income	156	112
= net investments	1,177	850
– net present value of non-guaranteed residual values	11	12
= net present value of minimum leasing payments	1,166	838

The minimum leasing payments include the total leasing installments to be paid by the lessee from the leasing agreement plus the guaranteed residual value. The non-guaranteed residual value is estimated at the beginning of the leasing agreement and reviewed as of the effective date on a regular basis. The unrealized financial income is equivalent to the interest implicit in the leasing agreement between the effective date and the end of the contract.

The gross total rental payments and net present values of the minimum leasing payments from noncallable finance leasing agreements are broken down as follows:

Remaining lifetimes as of 31.12.	Gross investments		Net present value of minimum leasing payments	
€ m	2007	2006	2007	2006
In under 1 year	471	359	397	308
In 1 to 5 years	809	562	715	494
In more than 5 years	53	41	54	36
Total	**1,333**	**962**	**1,166**	**838**

Lessee figures – operating leasing –

The Group's existing obligations arising from operating leases involve rental and leasing agreements for buildings and office furniture and equipment and lead in the financial year 2007 to expenses of €283m (previous year: €297m). For future years the following expenses are forecast as of December 31, 2007:

Due date	31.12.2007 € m
In under 1 year	478
In 1 to 5 years	1,801
In more than 5 years	1,277
Total	**3,556**

Subletting agreements have been signed for buildings no longer in use in the Commerzbank Group. Many leases are of noncallable duration. The following income will accrue to the Commerzbank Group in the next few years from these leases:

Due date	31.12.2007 € m
In under 1 year	17
In 1 to 5 years	48
In more than 5 years	8
Total	**73**

No conditional leasing installments have been agreed in the leasing agreements.

(97) Letter of comfort

In respect of the subsidiaries listed below and included in the consolidated financial statements of our Bank, we ensure that, except in the case of political risks, they are able to meet their contractual liabilities.

Name	Registered office
AFÖG GmbH & Co. KG	Frankfurt am Main
BRE Bank Hipoteczny SA	Warsaw
BRE Bank SA	Warsaw
BRE Leasing Sp. z o.o.	Warsaw
comdirect bank Aktiengesellschaft	Quickborn
cominvest Asset Management GmbH	Frankfurt am Main
cominvest Asset Management Ltd.	Dublin
cominvest Asset Management S.A.	Luxembourg
Commerz (East Asia) Ltd.	Hong Kong
Commerz Asset Management Asia Pacific Pte Ltd.	Singapore
Commerzbank (Eurasija) SAO	Moscow
Commerzbank (Switzerland) AG	Zurich
Commerzbank (South East Asia) Ltd.	Singapore
Commerzbank Asset Management Asia Ltd.	Singapore
Commerzbank Capital Markets Corporation	New York
Commerzbank Europe (Ireland)	Dublin
Commerzbank Europe Finance (Ireland) plc	Dublin
Commerzbank Inlandsbanken Holding GmbH	Frankfurt am Main
Commerzbank International S.A.	Luxembourg
Commerzbank Zrt.	Budapest
CommerzTrust GmbH	Frankfurt am Main
Erste Europäische Pfandbrief- und Kommunalkreditbank Aktiengesellschaft in Luxemburg	Luxembourg
Eurohypo Aktiengesellschaft	Eschborn
European Bank for Fund Services GmbH (ebase)	Haar near Munich
Hypothekenbank in Essen AG	Essen
Intermarket Bank AG	Vienna
OLEANDRA Grundstücks-Vermietungsgesellschaft mbH&Co., Objekt Jupiter KG	Düsseldorf
OLEANDRA Grundstücks-Vermietungsgesellschaft mbH&Co., Objekt Luna KG	Düsseldorf
OLEANDRA Grundstücks-Vermietungsgesellschaft mbH&Co., Objekt Neptun KG	Düsseldorf
OLEANDRA Grundstücks-Vermietungsgesellschaft mbH&Co., Objekt Pluto KG	Düsseldorf
OLEANDRA Grundstücks-Vermietungsgesellschaft mbH&Co., Objekt Uranus KG	Düsseldorf
OLEANDRA Grundstücks-Vermietungsgesellschaft mbH&Co., Objekt Venus KG	Düsseldorf
Stampen S.A.	Brussels
Transfinance a.s.	Prague

(98) Corporate Governance Code

We have issued our declaration of compliance with the German Corporate Governance Code pursuant to Art. 161 of the German Stock Corporation Act (AktG) and made it available to shareholders on the internet (www.commerzbank.com).

Responsibility statement by the Management Board

To the best of our knowledge, and in accordance with the applicable reporting principles, the consolidated financial statements give a true and fair view of the assets, liabilities, financial position and profit and loss of the group, and the management report of the group includes a fair review of the development and performance of the business and the position of the group, together with a description of the principal opportunities and risks associated with the expected development of the group.

Frankfurt am Main, March 11, 2008
The Board of Managing Directors

Klaus-Peter Müller

Frank Annuscheit

Markus Beumer

Martin Blessing

Wolfgang Hartmann

Achim Kassow

Bernd Knobloch

Michael Reuther

Eric Strutz

Nicholas Teller

Boards of Commerzbank Aktiengesellschaft

Supervisory Board

Dr. h.c. Martin Kohlhaussen
Chairman

Uwe Tschäge*)
Deputy Chairman

Hans-Hermann Altenschmidt*)

Dott. Sergio Balbinot

Herbert Bludau-Hoffmann*)

Astrid Evers*)

Uwe Foullong*)

Daniel Hampel*)

Dr.-Ing. Otto Happel

Dr. jur. Heiner Hasford

Sonja Kasischke*)

Wolfgang Kirsch*)

Friedrich Lürßen
(since May 16, 2007)

Werner Malkhoff*)

Prof. h.c. (CHN) Dr. rer. oec. Ulrich Middelmann

Klaus Müller-Gebel

Dr. Sabine Reiner*)

Dr. Erhard Schipporeit
(until January 31, 2007)

Prof. Dr. Jürgen F. Strube

Dr. Klaus Sturany

Dr.-Ing. E.h. Heinrich Weiss

Honorary Chairman of the
Supervisory Board
Dr. Walter Seipp

Board of Managing Directors

Klaus-Peter Müller
Chairman

Frank Annuscheit
(since January 1, 2008)

Markus Beumer
(since January 1, 2008)

Martin Blessing

Wolfgang Hartmann

Dr. Achim Kassow

Bernd Knobloch

Klaus M. Patig
(until January 31, 2007)

Michael Reuther

Dr. Eric Strutz

Nicholas Teller

*) elected by the Bank's employees

Group Auditors' report

We have audited the consolidated financial statements prepared by the Commerzbank Aktiengesellschaft, Frankfurt am Main, comprising the balance sheet, the income statement, statement of changes in equity, cash flow statement and the notes to the consolidated financial statements, together with the group management report for the business year from January 1 to December 31, 2007. The preparation of the consolidated financial statements and the group management report in accordance with the IFRSs, as adopted by the EU, and the additional requirements of German commercial law pursuant to § (Article) 315a Abs. (paragraph) 1 HGB ("Handelsgesetzbuch": German Commercial Code) are the responsibility of the parent Company's Board of Managing Directors. Our responsibility is to express an opinion on the consolidated financial statements and on the group management report based on our audit.

We conducted our audit of the consolidated financial statements in accordance with § 317 HGB and German generally accepted standards for the audit of financial statements promulgated by the Institut der Wirtschaftsprüfer (Institute of Public Auditors in Germany) (IDW) and additionally observed the International Standards on Auditing (ISA). Those standards require that we plan and perform the audit such that misstatements materially affecting the presentation of the net assets, financial position and results of operations in the consolidated financial statements in accordance with the applicable financial reporting framework and in the group management report are detected with reasonable assurance. Knowledge of the business activities and the economic and legal environment of the Group and expectations as to possible misstatements are taken into account in the determination of audit procedures. The effectiveness of the accounting-related internal control system and the evidence supporting the disclosures in the consolidated financial statements and the group management report are examined primarily on a test basis within the framework of the audit. The audit includes assessing the annual financial statements of those entities included in consolidation, the determination of the entities to be included in consolidation, the accounting and consolidation principles used and significant estimates made by the Company's Board of Managing Directors, as well as evaluating the overall presentation of the consolidated financial statements and the group management report. We believe that our audit provides a reasonable basis for our opinion. Our audit has not led to any reservations.

In our opinion based on the findings of our audit the consolidated financial statements comply with the IFRSs as adopted by the EU, and the additional requirements of German commercial law pursuant to § 315a Abs. 1 HGB give a true and fair view of the net assets, financial position and results of operations of the Group in accordance with these requirements. The group management report is consistent with the consolidated financial statements and and as a whole provides a suitable view of the Group's position and suitably presents the opportunities and risks of future development.

Frankfurt am Main, March 12, 2008

PricewaterhouseCoopers
Aktiengesellschaft
Wirtschaftsprüfungsgesellschaft

Lothar Schreiber
(Wirtschaftsprüfer)
(German Public Auditor)

Clemens Koch
(Wirtschaftsprüfer)
(German Public Auditor)

Further Information

We have listed the members of our Central Advisory Board, the members of our Regional Advisory Committees broken down by federal state, and the seats held on statutory supervisory boards by and memberships of similar supervisory bodies of members of the Board of Managing Directors, the Supervisory Board and Commerzbank AG staff. The section concludes with a glossary of key terms used in finance.

Central Advisory Board

Dr. Burckhard Bergmann
former Chairman of the
Board of Managing Directors
E.ON Ruhrgas AG
Essen
former Member of the
Board of Managing Directors
E.ON AG
Düsseldorf

Dominic Brenninkmeyer
Chairman
Redevco Europe
Real Estate
Investment & Development
Düsseldorf
Senior Partner
BREGAL INVESTMENTS
Düsseldorf

Cathrina Claas
Deputy Chairman of the
Shareholders' Committee
CLAAS KGaA mbH
Harsewinkel

Dr. Hubertus Erlen
Deputy Chairman of the
Supervisory Board
Bayer Schering Pharma AG
Berlin

Gabriele Galateri di Genola
Chairman
Telecom Italia SpA
Milan

Prof. Dr. Johanna Hey
Head of Institute of Fiscal Law
University of Cologne
Cologne

**Prof. Dr.-Ing. Dr.-Ing. E.h.
Hans-Peter Keitel**
Member of the Supervisory Board
HOCHTIEF AG
Essen

Uwe Lüders
Chairman of the
Board of Managing Directors
L. Possehl & Co. mbH
Lübeck

Wolfgang Mayrhuber
Chairman of the
Board of Managing Directors
Deutsche Lufthansa Aktiengesellschaft
Cologne / Frankfurt am Main

Friedrich Merz, MdB
Lawyer
Mayer Brown LLP
Berlin

Dr. Jörg Mittelsten Scheid
Chairman of the Advisory Board
Vorwerk & Co. KG
Wuppertal

Dr. Christoph M. Müller
Lawyer
Member of the Shareholders'
Committee and the Supervisory Board
Vaillant GmbH
Remscheid

Klaus M. Patig
Königstein

Hans Dieter Pötsch
Member of the
Board of Managing Directors
Volkswagen AG
Wolfsburg

Dr. Jürgen Radomski
Erlangen

Dr. h.c. Hans Reischl
Cologne

Dr. Axel Frhr. v. Ruedorffer
Bad Homburg

Dr. Ernst F. Schröder
General Partner
Dr. August Oetker KG
Bielefeld

Jürgen Schulte-Laggenbeck
Member of the
Board of Managing Directors
OTTO (GmbH & Co KG)
Hamburg

Dr.-Ing. Ulrich Schumacher
CEO & President
Grace Semiconductor
Manufacturing Corporation
Shanghai

Dr. Edmund Stoiber
Bavarian *Ministerpräsident* (retired)
Munich

Dr. Klaus Trützschler
Member of the
Board of Managing Directors
Franz Haniel & Cie. GmbH
Duisburg

Dr. Michael Werhahn
Member of the
Board of Managing Directors
Wilh. Werhahn KG
Neuss

Dr. Wendelin Wiedeking
Chairman of the
Board of Managing Directors
President and Chief Executive Officer
Porsche Automobil Holding SE
Stuttgart
Dr. Ing. h.c. F. Porsche AG
Stuttgart

Regional Advisory Committees

Baden-Württemberg

Mark Bezner
Managing Partner
OLYMP Bezner GmbH & Co. KG
Bietigheim-Bissingen

Rainer Grimm
CFO
Rudolf WILD GmbH & Co. KG
Heidelberg-Eppelheim

Hans Ulrich Holdenried
Chairman
Hewlett-Packard GmbH
Böblingen

Dr. Stefan von Holtzbrinck
Chairman
Georg von Holtzbrinck GmbH
Publishing Group
Stuttgart

Dr. Björn Jansen
Managing Partner
Mannheimer Morgen / Dr. Haas GmbH
Mannheim

Dr. Hermann Jung
Member of the
Board of Managing Directors
Voith AG
Heidenheim

Detlef Konter
Head of Finance and Accounting
Robert Bosch GmbH
Stuttgart

Dr. Thomas Lindner
Chairman and General Partner
GROZ-BECKERT KG
Albstadt (Ebingen)

Hon. Senator Dr. h.c. Adolf Merckle
Lawyer
Proprietor Merckle / ratiopharm Group
Blaubeuren

Reinhard Nowak
President / CEO Glatt Group
Glatt GmbH
Binzen

Franz-Josef Pützer
Chairman of the Executive Board
Aluminium-Werke
Wutöschingen AG & Co. KG
Wutöschingen

Joachim Reinhardt
Member of the Managing Board
Responsible for Finance, Human
Resources, Administration and IT
HUGO BOSS AG
Metzingen

Bernhard Schreier
Chairman of the
Board of Managing Directors
Heidelberger Druckmaschinen AG
Heidelberg

Peter Smits
Chairman of the
Board of Managing Directors
ABB AG
Mannheim

Dr. Stefan Wolf
Chairman of the
Board of Managing Directors
ElringKlinger AG
Dettingen / Erms

Bavaria

Lawyer Manfred Behrens
Chief Executive Officer
Swiss Life Deutschland
Munich

Dipl.-Betriebswirt Dieter Bellé
Member of the
Board of Managing Directors
LEONI AG
Nuremberg

Frank A. Bergner
Managing Partner
Richard Bergner Holding
GmbH & Co. KG
Schwabach

Dr. Andreas Buske
Member of the
Board of Managing Directors
Zwiesel Kristallglas AG
Zwiesel

Dr. sc. pol. Wolfgang Colberg
General Manager
BSH Bosch und Siemens
Hausgeräte GmbH
Munich

Sten Daugaard
Chief Financial Officer
SGL Carbon AG
Wiesbaden

Karl Haeusgen
Managing Partner
HAWE Hydraulik GmbH & Co. KG
Munich

Frank Haun
Chairman
Krauss-Maffei Wegmann
GmbH & Co. KG
Munich

Dipl.-Wirtsch.-Ing. Dirk Heidenreich
Chief Executive Officer
Semikron International GmbH
Nuremberg

Uwe Herold
Chief Financial Officer
Werkzeugmaschinenfabrik
Adolf Waldrich Coburg
GmbH & Co. KG
Coburg

Thomas Hetmann
Chief Financial Officer
INA-Holding Schaeffler KG
Herzogenaurach

Rainer Hilpert
Member of the Executive Board
GEMA Gesellschaft für musikalische
Aufführungs- und mechanische
Vervielfältigungsrechte
Munich

Prof. Dr. h.c. Karlheinz Hornung
Member of the
Board of Managing Directors
MAN AG
Munich

Hanswilli Jenke
Ottobrunn

Dipl.-Wirtsch.-Ing. Thomas Kaeser
General Manager
KAESER KOMPRESSOREN GmbH
Coburg

Prof. Dr. Dr. h.c. Anton Kathrein
Managing General Partner
KATHREIN-Werke KG
Rosenheim

Peter Köhr
Member of the Executive Board
MB-Holding GmbH & Co. KG
Vestenbergsgreuth

Dr. Karl-Hermann Lowe
CEO
Allianz Investment Management SE
Munich

Dipl.-Ing. Thomas Netzsch
Managing Partner
Erich Netzsch GmbH & Co.
Holding KG
Selb

Karsten Odemann
Member of the
Board of Managing Directors
Sixt AG
Pullach

Prof. Susanne Porsche
Producer
sanset Film & Fernseh-
produktionen GmbH
Munich

Dr. Lorenz M. Raith
Herzogenaurach

Annette Roeckl
Managing Partner
Roeckl Handschuhe & Accessoires
GmbH & Co. KG
Munich

Dipl.-Ing. Helmuth Schaak
Chairman of the Supervisory Board
Leistritz AG
Nuremberg

Dr. Hans Seidl
Chairman of the Supervisory Board
Vinnolit Kunststoff GmbH & Co. KG
Ismaning

Klaus Steger
Member of the
Board of Managing Directors
ERWO Holding AG
Nuremberg

Dirk Streiber
General Manager & CFO
Hofmeister-Champignon
Unternehmensgruppe
Käserei Champignon Hofmeister
GmbH & Co. KG
Lauben / Allgäu

Dr. Dieter Truxius
Member of the Executive Board & CFO
DACHSER GmbH & Co. KG
Kempten

Reiner Winkler
Member of the
Board of Managing Directors (CFO)
MTU Aero Engines Holding AG
Munich

Dr. Peter Zattler
Member of the Executive Board
and CFO
Giesecke & Devrient GmbH
Munich

Berlin

Dr. Horst Dietz
DIETZ Unternehmensberatung GmbH
Berlin

Jan Eder
General Manager
Berlin Chamber of Industry
and Commerce
Berlin

Friedrich Floto
Treasurer
Novelis AG
Zurich / Switzerland

Dipl.-Ing. Hermann Hauertmann
Managing Partner
Schwartauer Werke GmbH & Co.
Kakao Verarbeitung Berlin
Berlin

Joachim Hunold
Chairman of the
Board of Managing Directors
Air Berlin PLC
Berlin

Dipl.-Kaufmann Joachim Klein
Managing Partner
Klein Holding Beteiligungs GmbH & Co.
Berlin

Dr. Hartmann Kleiner
Lawyer
Berlin

Hans-Ulrich Klose, MdB
Deputy Chairman of
Foreign Affairs Committee
Deutscher Bundestag
Berlin

Dr.-Ing. E.h. Hartmut Mehdorn
Chairman of the
Board of Managing Directors
Deutsche Bahn AG
Berlin

Dr. Hans-Jürgen Meyer
Member of the
Board of Managing Directors
Vattenfall Europe AG
Berlin

Manfred Neubert
Chairman of the
Board of Managing Directors
Willy Vogel AG
Berlin

Manfred Freiherr von Richthofen
Honorary President
Deutscher Olympischer Sportbund
Berlin

Dr. Attilio Sebastio
Member of the
Board of Managing Directors
Berlin-Chemie AG
Berlin

Ulrich Seelemann
President of the Consistory
Protestant Church
Berlin-Brandenburg –
Silesian Upper Lusatia
Berlin

Volker Seidel
Member of the
Board of Managing Directors
Volksfürsorge Versicherungsgruppe
Hamburg

Dr. Jörg Helmut Spiekerkötter
CFO
Conergy AG
Hamburg

Dipl.-oec. Felix Strehober
Head of Finance and Controlling
GAZPROM Germania GmbH
Berlin

Volker Ullrich
Partner
Zuckerhandelsunion GmbH
Berlin

Brandenburg

Dr. Andreas Hungeling
General Manager
PCK Raffinerie GmbH
Schwedt

Jörg Schönbohm
Minister of the Interior
State of Brandenburg
Potsdam

Dipl.-Kaufmann Michael Söhlke
Chairman of the
Board of Managing Directors
E.ON edis AG
Fürstenwalde / Spree

Bremen

Hans-Christoph Enge
Partner
Lampe & Schwartze KG
Bremen
British Honorary Consul

Edgar Grönda
Lawyer
Schultze & Braun
Rechtsanwaltsgesellschaft für
Insolvenzverwaltung mbH
Bremen

Jürgen Holtermann
General Manager
bremenports GmbH & Co. KG
Bremen

Dipl.-Kaufmann Ulrich Mosel
General Manager
H. Siedentopf GmbH & Co. KG
Bremen

Senator (retired)
Dr. Ulrich Josef Nussbaum
Managing Partner
SLH Sealife Harvesting
GmbH & Co. KG
Bremerhaven

Hillert Onnen
Member of the Executive Board
BLG LOGISTICS
GROUP AG & Co. KG
Bremen

Lutz H. Peper
Managing Partner
Willenbrock Fördertechnik
Holding GmbH
Bremen

Wolfgang Wutzke
Lawyer
Rechtsanwälte Wutzke & Förster
Bremen

Hamburg

Dr. Hans Christoph Atzpodien
Member of the Executive Board
ThyssenKrupp Technologies AG
Essen
Chief Executive Officer
ThyssenKrupp Marine Systems AG
Hamburg

Thomas Cremer
Managing Partner
Peter Cremer Holding
GmbH & Co. KG
Hamburg

Rainer Detering
Member of the
Board of Managing Directors
Finance and Accounting
HELM AG
Hamburg

Kurt Döhmel
Chairman
Deutsche Shell Holding GmbH
Hamburg

Dr. Karin Fischer
Majority Shareholder
DKV EURO SERVICE GmbH & Co. KG
Düsseldorf

Hans-Georg Frey
Chairman of the
Board of Management
Jungheinrich AG
Hamburg

Mogens Granborg
Executive Vice President
Danisco A/S
Copenhagen/Denmark

Prof. Dr. Ernst Haider
Chairman
Verwaltungs-Berufsgenossenschaft
Hamburg

Karen Heumann
Member of the Board
Jung von Matt AG
Hamburg

Dipl.-Kaufmann
Hans-Dieter Kettwig
General Manager
ENERCON GmbH
Aurich

Dr. Thomas Klischan
General Manager
NORDMETALL Verband der
Metall- und Elektroindustrie e.V.
Hamburg, Schleswig-Holstein,
Mecklenburg-Vorpommern, Bremen
und nordwestliches Niedersachsen
Hamburg

Prof. Dr. Norbert Klusen
Chief Executive
Techniker Krankenkasse
Hamburg

Axel Krieger
Chairman of the
Board of Managing Directors
freenet AG
Büdelsdorf

Ralph P. Liebke
Chairman
Aon Jauch & Hübener Holdings GmbH
Hamburg

Dr. Arno Mahlert
Chairman of the Executive Committee
maxingvest ag
Hamburg

Andreas Maske
Managing Director
Maske AG
Hamburg

Prof. Dr. Ulrich Nöhle
Otterndorf

Hans Joachim Oltersdorf
Member of the Supervisory Board
Fielmann AG
Hamburg
Managing Partner
MPA Pharma GmbH
Trittau

Prof. Jobst Plog
Hamburg

Prof. Dr. h.c. Herbert Rebscher
Chief Executive
DAK
Deutsche Angestellten Krankenkasse
Hamburg

Wilfried Reschke
Copenhagen/Denmark

Dr. Walter Richtberg
Media Coordinator of Hamburg Senate
Department of Commerce and Labour
Hamburg

Erck Rickmers
Managing Partner
Nordcapital Holding GmbH & Cie. KG
Hamburg

Peter-Joachim Schönberg
Member of the
Board of Managing Directors
Behn Meyer Holding AG
Hamburg

Dr. Bernhard von Schweinitz
Notary
Notariat am Gänsemarkt
Hamburg

Jörn Stapelfeld
Chairman of the
Boards of Managing Directors
Volksfürsorge Deutsche
Lebensversicherung AG
Volksfürsorge Deutsche
Sachversicherung AG
Volksfürsorge Holding AG
Hamburg

Malte von Trotha
Chairman
dpa Deutsche Presse-Agentur GmbH
Hamburg

Prof. Dr. Fritz Vahrenholt
Chairman of the
Board of Managing Directors
REpower Systems AG
Hamburg

Dr. Gerd G. Weiland
Lawyer
Dr. Weiland & Partner
Hamburg

Hesse

Manfred Bender
Chairman of the
Board of Managing Directors
Pfeiffer Vacuum Technology AG
Asslar

Armin von Buttlar
CFO
Merz GmbH & Co. KGaA
Frankfurt am Main

Dr. Erich Coenen
Frankfurt am Main

Gerhard Federer
Chief Executive Officer
Schunk Group
Heuchelheim

Dr. Jürgen W. Gromer
President
Board Member Tyco Electronics Ltd,
WABCO Holding,
Marvell Semiconductor,
RWE Rhein Ruhr AG,
Consultant
Bensheim, Germany

Gerd Grünenwald
Group Managing Director / Chairman
Goodyear Dunlop Tires
Germany GmbH
Hanau

Dipl.-Kaufmann Wolfgang Gutberlet
Chief Executive Officer
tegut... Gutberlet Stiftung & Co.
Fulda

Ludger Heuberg
CFO
Thomas Cook Group plc
London,
Member of the Management Board
Thomas Cook AG
Oberursel

Dirk Hinkel
Managing Partner
Hassia Mineralquellen
GmbH & Co. KG
Bad Vilbel

Wolf Hoppe
Managing Director
HOPPE AG
Stadtallendorf

Dr. Marietta Jass-Teichmann
Managing Partner
Papierfabrik Adolf Jass
GmbH & Co. KG
Fulda,
General Manager
Papierfabrik Adolf Jass
Schwarza GmbH

Dr. Norbert Käsbeck
Wiesbaden

Dr. Dagobert Kotzur
Fernwald

Dipl.-Ing. Roland Lacher
Chairman of the Supervisory Board
Singulus Technologies AG
Kahl

Jürgen Lemmer
Bad Homburg v.d.H.

Stefan Messer
Chairman
Messer Group GmbH
Sulzbach

Axel Obermayr
Member of the
Board of Managing Directors
Volksfürsorge Versicherungsgruppe
Hamburg

Dr. Michael Ramroth
Member of the
Board of Managing Directors (CFO)
Biotest AG
Dreieich

Ralph Riedle
Technical Director
DFS Deutsche Flugsicherung GmbH
Langen

Dr. Reinhard Walter
Chairman of the Board of Directors
ALD Vacuum Technologies GmbH
Hanau,
Member of the Management Board
AMG Advanced
Metallurgical Group N.V.
Amsterdam, NL

Alexander Wiegand
Managing Partner
WIKA Alexander Wiegand
GmbH & Co. KG
Klingenberg

Arnd Zinnhardt
Member of the Executive Board
Software AG
Darmstadt

Lower Saxony

Kaj Burchardi
Executive Director
Sappi International S.A.
Brussels / Belgium

Claas E. Daun
Chairman of the
Board of Managing Directors
DAUN & CIE. AG
Rastede

Dr. Heiner Feldhaus
Chairman of the
Board of Managing Directors
Concordia Versicherungs-
Gesellschaft a.G.
Hanover

Dr.-Ing. Heinz Jörg Fuhrmann
Member of the
Board of Managing Directors
Salzgitter AG
Salzgitter

Dr. Jochen Hahne
Chairman
Wilkhahn Wilkening & Hahne
GmbH & Co.
Bad Münder

Alfred Hartmann
Captain and Shipowner
Chairman of the
Board of Managing Directors
Atlas Reederei AG
Leer

Albrecht Hertz-Eichenrode
Chief Executive Officer
HANNOVER Finanz GmbH
Hanover

Andreas R. Herzog
Chief Financial Officer
Bühler Management AG
Uzwil / Switzerland

Hauke Jagau
President of the Region Hannover
Hanover

Ingo Kailuweit
Chief Executive
Kaufmännische Krankenkasse – KKH
Hanover

Dr. Gernot Kalkoffen
Chief Executive Officer
ExxonMobil Central
Europe Holding GmbH
Hamburg

Dr. Joachim Kreuzburg
Chief Executive Officer
Sartorius AG
Göttingen

Dipl.-Betriebswirt Dietrich Leisner
General Manager
Stiebel Eltron GmbH & Co. KG
(Stiebel Eltron Group)
Holzminden

Dr. Günter Mahlke
Deputy Chairman of the
Administration Committee
Ärzteversorgung Niedersachsen
Hanover

Ernst Andreas Pfingsten
General Manager / Partner
Cellesche Zeitung
Schweiger & Pick Verlag
Pfingsten GmbH & Co. KG
Celle

Andreas Picolin
Deputy Chairman of the
Board of Managing Directors
NORDENIA INTERNATIONAL AG
Greven

Dr. Immo Querner
Chief Financial Officer
Talanx AG
Hanover

Dipl.-Volkswirt Ernst H. Rädecke
Managing Partner
C. Hasse & Sohn,
Inh. E. Rädecke GmbH & Co.
Uelzen

Joachim Reinhart
President + COO
Panasonic Europe Ltd.
Wiesbaden

Michael Schiemann
Managing Partner
Augendum Vermögens-
verwaltungs GmbH
Hanover

Dr. Peter Schmidt
Chairman
TROESTER GmbH & Co. KG
Hanover

Dipl.-Kaufmann Peter Seeger
General Manager
TUI Dienstleistungs GmbH
Hanover

Bruno Steinhoff
Chairman
Steinhoff International Holdings Ltd.
Johannesburg / South Africa

Dipl.-Math. Hans-Artur Wilker
Member of the Executive Board
MEYER NEPTUN GmbH
Papenburg

Mecklenburg-Western Pomerania

Prof. Dr. med. Dietmar Enderlein
Chief Executive Officer
MEDIGREIF-Unternehmensgruppe
Greifswald

North Rhine-Westphalia

Dr. Wulff Aengevelt
Managing Partner
Aengevelt Immobilien GmbH & Co. KG
Düsseldorf

Dr. Stella A. Ahlers
Chairwoman of the
Board of Managing Directors
Ahlers AG
Herford

Theo Albrecht
Member of the Administrative Board
Aldi GmbH & Co. KG's
Essen

Werner Andree
Member of the
Board of Managing Directors
Vossloh AG
Werdohl

Burchard von Arnim
Public Accountant
Managing Partner
von Arnim Private Consulting GmbH
Wirtschaftsprüfungsgesellschaft
Düsseldorf

Martin Babilas
Member of the Management Board/
Chief Financial Officer
ALTANA AG
Wesel

Peter Bagel
General Partner
A. Bagel
Düsseldorf,
Bagel Druck GmbH & Co. KG
Ratingen,
Karl Rauch Verlag KG
Düsseldorf

Dr. Burkhard Bamberger
Chief Financial Officer
DOUGLAS HOLDING AG
Hagen

Dipl.-Kaufmann Michael Beck
Member of the Management Board/
Chief Financial Officer
MAN Ferrostaal AG
Essen

Martin Becker
Business Manager
Gebr. Becker GmbH
Wuppertal

Dipl.-Kaufmann
Wolfgang van Betteray
Tax Consultant
in cooperation with
FRH Rechtsanwälte Steuerberater
Düsseldorf

Ulrich Bettermann
Managing Partner
OBO Bettermann GmbH & Co.
Menden

Ingo Beyer
General Manager
Alanod GmbH & Co. KG
Ennepetal

Wilhelm Alexander Böllhoff
Managing Partner
Böllhoff Group
Bielefeld

Wilhelm Bonse-Geuking
Chairman
RAG-Stiftung
Essen

Dipl.-Kaufmann Werner Borgers
Chairman of the
Board of Managing Directors
President & CEO
BORGERS AG
Bocholt

Dipl.-Volkswirt Peter Bosbach
General Manager
Schäfer Werke GmbH
Neunkirchen

Dipl.-oec. Hans-Peter Breker
Member of the
Board of Managing Directors
ThyssenKrupp Technologies AG
Essen

Dr. Joachim Breuer
General Manager
Deutsche Gesetzliche
Unfallversicherung e.V. (DGUV)
Berlin

Dr. Guido Colsman
General Manager
Krüger GmbH & Co. KG
Bergisch Gladbach

Rudolph Erbprinz von Croÿ
Herzog von Croÿ'sche Verwaltung
Dülmen

Gustav Deiters
Managing Partner
Crespel & Deiters GmbH & Co. KG
Ibbenbüren

Dr. Peter Diesch
Member of the
Board of Managing Directors
Arcandor AG
Essen

Klaus Dohle
Managing Partner
Dohle Handelsgruppe Holding
GmbH & Co. KG
Siegburg

Dr. Udo Eckel
General Manager
V & I Management GmbH & Co. KG,
General Manager
BFH Beteiligungsholding GmbH
Wachtendonk

Christian Eigen
Deputy Chairman of the
Board of Managing Directors
MEDION AG
Essen

Norbert Fiebig
Member of the
Board of Managing Directors
REWE Zentral AG
Cologne

Dr. Gert Fischer
Public Accountant, Lawyer
and Tax Consultant
Managing Partner
BDO Westfalen-Revision GmbH
Dortmund

Norbert Frece
Member of the Executive Board
Ruhrverband
Essen

Heinz Gawlak
Chairman
Generali Investments Deutschland
Kapitalanlagegesellschaft mbH
Cologne

Rainer Gölz
Managing Partner
WITTE Automotive GmbH
Velbert

Claes Göransson
General Manager
Vaillant GmbH
Remscheid

Rüdiger Andreas Günther
Herzebrock

Dipl.-Kaufmann Dieter Gundlach
Chairman
ARDEX GmbH
Witten

Klaus Hamacher
Deputy Chairman
Deutsches Zentrum für
Luft- und Raumfahrt e.V.
Cologne

Stefan Hamelmann
Managing Partner
Franz Hamelmann GmbH & Co. KG
Franz Hamelmann Projekt GmbH
Düsseldorf

Dr. h.c. Erivan Karl Haub
Chairman of the Board
and the Advisory Board
Tengelmann Warenhandelsgesellschaft
Mülheim an der Ruhr

Dr. Volker G. Heinke
Member of the Board
Department Investments and Finances
Kirchliche Zusatzversorgungskasse
Rheinland-Westfalen
Dortmund

Klaus Hellmann
Managing Partner
Hellmann Worldwide
Logistics GmbH & Co. KG
Osnabrück

Hermann Hövelmann
Managing Partner
Mineralquellen und Getränke
H. Hövelmann GmbH
Duisburg

Dr. jur. Stephan J. Holthoff-Pförtner
Lawyer and Notary
Partner
Hopf-Unternehmensgruppe
Essen

Dr. Dieter Köster
Chairman of the
Board of Managing Directors
Köster AG
Osnabrück

Martin Krengel
Chairman
Managing Partner
WEPA Papierfabrik
P. Krengel GmbH & Co. KG
Arnsberg

Hans-Joachim Küpper
Chairman of the Advisory Board
Küpper Group
Velbert / Heiligenhaus

Kurt Küppers
Managing Partner
Hülskens Holding GmbH & Co. KG
Wesel

Assessor Georg Kunze
General Manager
Landesverband Rheinland-
Westfalen der gewerblichen
Berufsgenossenschaften
Düsseldorf

Dipl.-Kaufmann Ulrich Leitermann
Member of the
Boards of Managing Directors
SIGNAL IDUNA Group
Dortmund / Hamburg

Prof. Dr. Dirk Lepelmeier
General Manager
Nordrheinische Ärzteversorgung
Düsseldorf

Dirk Löchner
Member of the Executive Board
Head of Finance and Controlling
BPW Bergische Achsen
Kommanditgesellschaft
Wiehl

Dr. Thomas Loesche
General Manager
Loesche GmbH
Düsseldorf

Dr. Burkhard Lohr
Member of the
Board of Managing Directors
HOCHTIEF AG
Essen

Tim Henrik Maack
Chairman
ERCO Leuchten GmbH
Lüdenscheid

Lawyer Dr. Luitwin Mallmann
General Manager
Verband der Metall- und Elektro-
Industrie Nordrhein-Westfalen e.V.
Düsseldorf

Dipl.-Kaufmann Helmut Meyer
Member of the
Board of Managing Directors
DEUTZ AG
Cologne

Götz Nafe
General Manager
Steinhaus GmbH
Remscheid

Friedrich Neukirch
Chairman
Klosterfrau Deutschland GmbH
Cologne

Dipl.-Kaufmann
Dipl.-Ing. Benedikt Niemeyer
Chairman
SCHMOLZ + BICKENBACH KG
Düsseldorf

Dipl.-oec. Bernd Pederzani
Chairman of the
Shareholders' Committee of
EUROPART Holding GmbH
Hagen

Dipl.-Kaufmann Eberhard Pothmann
Executive Vice President
Vorwerk & Co. KG
Wuppertal

Dipl.-Kaufmann Ulrich Reifenhäuser
Managing Partner
Reifenhäuser GmbH & Co. KG
Maschinenfabrik
Troisdorf

Robert Röseler
Chairman of the
Board of Managing Directors
ara Shoes AG
Langenfeld

Martin Rohm
Member of the
Boards of Managing Directors
Volkswohl Bund Versicherungen
Dortmund

Dr. Jürgen Rupp
Member of the
Board of Managing Directors
Deutsche Steinkohle AG
Herne

Dipl.-Kaufmann Albert Sahle
Managing Partner
SAHLE WOHNEN
Greven

Dr. Petra Schlüsener
Managing Partner
Pergan GmbH
Bocholt

Peter Nikolaus Schmetz
Chairman of the Advisory Board
Schmetz Capital Management GmbH
Aachen

Prof. Dr. Christoph M. Schmidt
President
Rheinisch-Westfälisches Institut für
Wirtschaftsforschung (RWI Essen)
Essen

Henning Schmidt
Manager
Landgard eG
Straelen

Dr. Peter Schörner
Member of the
Board of Managing Directors
Evonik Industries AG
Essen

Dipl.-Betriebswirt Horst Schübel
General Manager
Miele & Cie. KG
Gütersloh

Reinhold Semer
Public Accountant and Tax Consultant
Partner
Hellweg Group
Die Profi-Baumärkte GmbH & Co. KG
Dortmund

Dr. Reiner Spatke
General Manager
Johnson Controls GmbH
Burscheid

Werner Stickling
Proprietor
Nobilia-Werke
J. Stickling GmbH & Co. KG
Verl

Karl-Heinz Stiller
Chairman of the
Board of Managing Directors
(until end-January 2007)
Chairman of the Supervisory Board
(as of February 2007)
Wincor Nixdorf AG
Paderborn

Dr. Thomas Stoffmehl
Member of the Advisory Board
bofrost* Group
Straelen

Dipl.-Kaufmann Christian Sutter
Managing Partner
A. Sutter GmbH
Essen

Detlef Thielgen
Chief Financial Officer
Executive Vice President
UCB S.A.
Brussels / Belgium

Dipl.-Ing. TU Olaf Tünkers
General Manager
Tünkers Maschinenbau GmbH
Ratingen

Dipl.-Volkswirt Antonius Voß
Member of the
Board of Managing Directors
RWE Power AG
Essen

Dipl.-Kaufmann Hilmar Welpelo
Chief Financial Officer
Aug. Winkhaus GmbH & Co. KG
Telgte

Jörg Wieck
General Manager
Amand Geschäftsführungs GmbH
Amand Group
Düsseldorf

Sebastian Wirtz
Managing Partner
Grünenthal GmbH
Stolberg

Horst Wortmann
p.h.G. Managing Partner
Wortmann Schuhproduktions-
Holding KG
Detmold

Xaver Zimmerer
Managing Partner
InterFinanz GmbH & Co. KG
Düsseldorf

Rhineland-Palatinate

Benoît Claire
Chairman of the
Board of Managing Directors
Coface Holding AG
Mainz

Dipl.-Kaufmann Folkhart Fissler
Managing Partner
VESTA GmbH
Idar-Oberstein

Frank Gotthardt
Chairman of the
Board of Managing Directors
CompuGROUP Holding AG
Koblenz

Alois Kettern
Chairman of the
Board of Managing Directors
WASGAU Produktions & Handels AG
Pirmasens

Andreas Land
Managing Partner
Griesson – de Beukelaer
GmbH & Co. KG
Polch

Prof. Dr. Marbod Muff
Member of the Executive Board
Finance and Personnel Divisions
Boehringer Ingelheim GmbH
Ingelheim am Rhein

Matthäus Niewodniczanski
General Manager
Bitburger Holding GmbH
Bitburg

Klaus Rübenthaler
Member of the
Board of Managing Directors
Schott AG
Mainz

Dr. Wolfgang Schmitt
Chairman of the
Board of Managing Directors
KSB AG
Frankenthal

Hans Georg Schnücker
Chairman
Verlagsgruppe Rhein Main
Mainz

Dipl. oec. Berta Schuppli
Partner
Helvetic Grundbesitzverwaltung GmbH
Wiesbaden

Hans Joachim Suchan
Administrative Director
ZDF
Mainz

Saarland

Wendelin von Boch-Galhau, lic. oec.
Member of the Supervisory Board
Villeroy & Boch AG
Mettlach

Dipl.-Kaufmann Thomas Bruch
Managing Partner
Globus Holding GmbH & Co. KG
St. Wendel

Anne Brück
Managing Partner
Brück GmbH
Saarbrücken

Dipl.-Kaufmann Christian Erhorn
Business Manager
Saarbrücker Zeitung
Verlag und Druckerei GmbH
Saarbrücken

Sanitätsrat
Dr. med. Franz Gadomski
President
Ärztekammer des Saarlandes
Saarbrücken

Fred Metzken
Member of the
Board of Managing Directors
Aktien-Gesellschaft der
Dillinger Hüttenwerke
Dillingen

Dipl.-Volkswirt Dr. Richard Weber
Managing Partner
Karlsberg Brauerei KG Weber
Homburg (Saar)

Saxony

Dr. Andreas Auerbach
Member of the
Board of Managing Directors
envia Mitteldeutsche Energie AG
Chemnitz

Linden Blue
Chairman
Spezialtechnik Dresden GmbH
Dresden

Karl Gerhard Degreif
Member of the
Board of Managing Directors
Stadtwerke Chemnitz AG
Chemnitz

Günter Ermmann
General Manager
NARVA Lichtquellen GmbH & Co. KG
Brand-Erbisdorf

Dr. Wolfgang Gross
Managing Partner
f i t GmbH
Hirschfelde

Dr. Detlef Hamann
General Manager
Dresden Chamber of Industry
and Commerce
Dresden

Honorargeneralkonsul Prof. e.h.
Dr.-Ing. Klaus-Ewald Holst
Chairman of the
Board of Managing Directors
VNG-Verbundnetz Gas AG
Leipzig

Dr. Hans J. Naumann
Managing Partner
NILES-SIMMONS Industrie-
anlagen GmbH
Chemnitz,
HEGENSCHEIDT-MFD GmbH
Erkelenz,
NILES-SIMMONS-
HEGENSCHEIDT GmbH
Chemnitz,
Chairman / CEO
SIMMONS-MACHINE-TOOL
CORPORATION
Albany, N.Y.,
Chairman
NSH-CHINA TECHNOLOGY
INDUSTRIES
Nanchang, Jiangxi Province, China

H.-Jürgen Preiss-Daimler
Managing Partner
P-D Management Industries –
Technologies GmbH
Preiss-Daimler Group
Wilsdruff / Dresden

Wolfgang Schmid
General Manager
Qimonda Dresden GmbH & Co. OHG
Dresden

Thilo von Selchow
Chairman of the
Board of Managing Directors
ZMD Zentrum Mikroelektronik
Dresden AG
Dresden

Rolf Steinbronn
Chief Executive
AOK PLUS – Die Gesundheitskasse
für Sachsen und Thüringen
Dresden

Holger Tanhäuser
Administrative Director
Mitteldeutscher Rundfunk
Leipzig

Dr. Marc Zoellner
Managing Partner
Accumulatorenwerke HOPPECKE
Carl Zoellner & Sohn GmbH
Brilon-Hoppecke / Zwickau

Saxony-Anhalt

Dr.-Ing. Klaus Hieckmann
Managing Partner
Symacon GmbH
Magdeburg / Barleben

Hans Hübner
Managing Director
Hübner Group
Neugattersleben

Heiner Krieg
General Manager
MIBRAG mbH
Theissen

Dipl.-Ing. Ali Memari Fard
Chairman
CEMAG Anlagenbau Dessau GmbH
Dessau

Schleswig-Holstein

Stefan Dräger
Chairman of the
Board of Managing Directors
Drägerwerk Verwaltungs AG
Lübeck

Prof. Dr. Hans Heinrich Driftmann
Managing General Partner
Peter Kölln
Kommanditgesellschaft auf Aktien
Elmshorn

Lothar-Joachim Jenne
Managing Partner
Max Jenne Arzneimittel-
Grosshandlung KG
Kiel

Dr. jur. Dr. h.c. Dr. h.c.
Klaus Murmann
Chairman Emeritus
Sauer-Danfoss Inc.
Neumünster
Lincolnshire, Illinois / USA

Stephan Schopp
Business Manager
Schwartauer Werke
GmbH & Co. KG aA
Bad Schwartau

Thuringia

Reinhard Böber
General Manager
Glatt Ingenieurtechnik GmbH
Weimar

Dr. Albert Michael Geiger
General Manager
Geiger Technik GmbH
Garmisch-Partenkirchen

Matthias Grafe
General Manager
Grafe Advanced Polymers GmbH
Blankenhain

Dr. Hans-Werner Lange
Chairman of the
Board of Managing Directors
TUPAG-Holding AG
Mühlhausen / Thuringia

Dipl.-Ing. Klaus Lantzsch
Managing Partner
Lantzsch VVWBC GmbH
Eisenach

Dr.-Ing. Michael Militzer
Chairman of the
Board of Managing Directors
MITEC Automotive AG
Eisenach

Andreas Trautvetter
Minister for Building and Transport
Free State of Thuringia
Erfurt

Seats on supervisory boards and similar bodies

Members of the Board of Managing Directors of Commerzbank AG

Information pursuant to Art. 285, no. 10, of the German Commercial Code (HGB)
As of December 31, 2007

a) Seats on mandatory supervisory boards
b) Seats on similar bodies

Klaus-Peter Müller

a) Linde AG*

Steigenberger Hotels AG

within Commerzbank Group:

Eurohypo AG
Chairman

b) Assicurazioni Generali S.p.A.*

KfW Kreditanstalt für Wiederaufbau

Liquiditäts-Konsortialbank GmbH

Parker Hannifin Corporation*

within Commerzbank Group:

Commerzbank International S.A.
President

Martin Blessing

a) AMB Generali Holding AG*

Evonik AG

Heidelberger Druckmaschinen AG*

ThyssenKrupp Services AG

within Commerzbank Group:

Commerz Real AG
Deputy Chairman

b) **within Commerzbank Group:**

Commerzbank Inlandsbanken Holding GmbH

BRE Bank SA
Deputy Chairman

Wolfgang Hartmann

a) **within Commerzbank Group:**

Eurohypo AG

Hypothekenbank in Essen AG

Dr. Achim Kassow

a) ThyssenKrupp Steel AG

Volksfürsorge Deutsche Sachversicherung AG

within Commerzbank Group:

comdirect bank AG
Chairman

cominvest Asset Management GmbH
Chairman

b) **within Commerzbank Group:**

BRE Bank SA

Commerzbank (Switzerland) Ltd
President

COMMERZ PARTNER Beratungsgesellschaft für Vorsorge- und Finanzprodukte mbH
Chairman

Bernd Knobloch

a) **within Commerzbank Group:**

Commerz Grundbesitz-Investmentgesellschaft mbH
Chairman

Commerz Real AG
Chairman

b) **within Commerzbank Group:**

Eurohypo Investment Banking Ltd.

Michael Reuther

a) **within Commerzbank Group:**

Eurohypo AG

Hypothekenbank in Essen AG
Chairman

b) **within Commerzbank Group:**

Commerzbank Capital Markets Corporation

Erste Europäische Pfandbrief- und Kommunalkreditbank AG
Chairman

Dr. Eric Strutz

a) ABB AG

RWE Power AG

within Commerzbank Group:

comdirect bank AG

cominvest Asset Management GmbH

Commerzbank Auslandsbanken Holding AG
Chairman

Hypothekenbank in Essen AG

b) Mediobanca – Banca di Credito Finanziario S.p.A.*

within Commerzbank Group:

Commerzbank Inlandsbanken Holding GmbH
Chairman

Commerzbank International S.A.

Erste Europäische Pfandbrief- und Kommunalkreditbank AG

* listed company outside group (pursuant to no. 5.4.5, German Corporate Governance Code)

Nicholas Teller

a) Deutsche Schiffsbank AG
Chairman

EUREX Clearing AG

EUREX Frankfurt AG

within Commerzbank Group:

Commerzbank Auslandsbanken Holding AG

b) Air Berlin PLC
Non-executive director

EUREX Zürich AG

within Commerzbank Group:

BRE Bank SA

Commerzbank Capital Markets Corporation
Chairman

Former members of the Board of Managing Directors

Klaus M. Patig

a) MAN Ferrostaal AG
(until January 31, 2007)

b) Korea Exchange Bank
Non-standing director
(until March 29, 2007)

within Commerzbank Group:

Commerzbank Capital Markets Corporation
(until January 31, 2007)

Commerz Securities (Japan) Company Ltd.
Chairman
(until January 31, 2007)

Members of the Supervisory Board of Commerzbank AG

a) Seats on other mandatory supervisory boards
b) Seats on similar bodies

Dr. h.c. Martin Kohlhaussen

a) Bayer AG
(until April 27, 2007)

HOCHTIEF AG
Chairman

ThyssenKrupp AG

Uwe Tschäge

–

Hans-Hermann Altenschmidt

b) BVV Versorgungskasse

BVV Unterstützungskasse

Dott. Sergio Balbinot

a) Deutsche Vermögensberatung AG

within group:

AachenMünchener Lebensversicherung AG

AachenMünchener Versicherung AG

AMB Generali Holding AG

b) **within group:**

Banco Vitalicio de España, C.A. de Seguros y Réaseguros

Europ Assistance Holding

Future Generali India Insurance Co. Ltd.
(since September 5, 2007)

Future Generali India Life Insurance Co. Ltd.
(since September 5, 2007)

Generali Asia N.V.

Generali China Insurance Company Ltd.
(since April 13, 2007)

Generali China Life Insurance Co. Ltd.
Deputy Chairman

Generali España, Holding de Entidades de Seguros, S.A.
Deputy Chairman

Generali Finance B.V.

Generali France S.A.
Deputy Chairman

Generali Holding Vienna AG
Deputy Chairman

Generali Investments SpA

Generali (Schweiz) Holding

La Estrella S.A.

Migdal Insurance Holding Ltd.

Migdal Insurance & Financial Holdings Ltd.

Participatie Maatschappij Graafschap Holland N.V.

Transocean Holding Corporation

Herbert Bludau-Hoffmann

–

Astrid Evers

–

Uwe Foullong

a) DBV-Winterthur Holding AG

DBV-Winterthur Lebensversicherung AG

Daniel Hampel

–

Dr.-Ing. Otto Happel

–

Dr. jur. Heiner Hasford

a) D.A.S. Deutscher Automobil Schutz – Allgemeine Rechtsschutz-Versicherungs-AG

ERGO Versicherungsgruppe AG

Europäische Reiseversicherung AG
Chairman

MAN AG
(since May 10, 2007)

Nürnberger Beteiligungs-AG

VICTORIA Lebensversicherung AG

VICTORIA Versicherung AG

b) American Re Corporation
(until March 2007)

Sonja Kasischke

–

Wolfgang Kirsch

b) COLLEGIUM GLASHÜTTEN Zentrum für Kommunikation GmbH

Commerz Business Consulting GmbH

Friedrich Lürßen

a) Atlas Elektronik GmbH

Norddeutsche Steingut Aktiengesellschaft

b) Finanzholding der Sparkasse in Bremen
Deputy Chairman

MTG Marinetechnik GmbH
Chairman

Werner Malkhoff

–

Prof. h.c. (CHN) Dr. rer. oec. Ulrich Middelmann

a) E.ON Ruhrgas AG

Evonik Industries AG
(formerly RAG Beteiligungs AG)
(until November 30, 2007)

LANXESS AG *

LANXESS Deutschland GmbH

RAG AG
(until November 30, 2007)

within group:

ThyssenKrupp Elevator AG
Chairman
(since September 1, 2007)

ThyssenKrupp Stainless AG
Chairman

ThyssenKrupp Steel AG
Chairman
(until August 31, 2007)

ThyssenKrupp Reinsurance AG
Chairman

b) Hoberg & Driesch GmbH
Chairman

within group:

ThyssenKrupp Acciai Speciali Terni S.p.A.

ThyssenKrupp (China) Ltd.

ThyssenKrupp Risk and Insurance Services GmbH
Chairman

Klaus Müller-Gebel

a) comdirect bank AG
Deputy Chairman

Deutsche Schiffsbank AG

Eurohypo AG
Deputy Chairman

Dr. Sabine Reiner

–

Prof. Dr. Jürgen F. Strube

a) Allianz Deutschland AG

BASF AG
Chairman

Bayerische Motorenwerke AG

Bertelsmann AG
Deputy Chairman

Fuchs Petrolub AG
Chairman

Hapag-Lloyd AG

Linde AG

Dr. Klaus Sturany

a) Bayer AG
(since April 27, 2007)

Hannover Rückversicherung AG

Heidelberger Druckmaschinen AG

RAG AG (until March 19, 2007)

RAG Beteiligungs AG
(until March 19, 2007)

within group:

RWE Energy AG
(until February 22, 2007)

RWE Power AG
(until February 14, 2007)

RWE Systems AG
(until February 22, 2007)
Chairman

b) Österreichische Industrieholding AG

within group:

RWE Npower Holdings plc
(until January 31, 2007)

Dr.-Ing. E.h. Heinrich Weiss

a) Deutsche Bahn AG

Voith AG

within group:

SMS Demag AG
Chairman

b) Thyssen-Bornemisza Group

Bombardier Inc. *

* listed company outside group (pursuant to no. 5.4.5, German Corporate Governance Code)

Former members of the Supervisory Board

Dr. Erhard Schipporeit

a) Career Concept AG
(since December 7, 2007)

Deutsche Börse AG

Hannover Rückversicherung AG
(since May 2007)

SAP AG

Talanx AG

b) HDI V.a.G.

TUI Travel plc
(since October 2007)

Employees of Commerzbank AG

Information pursuant to Art. 340a, (4), no. 1, of the German Commercial Code (HGB)
As of December 31, 2007

Frank Annuscheit

comdirect bank AG

Markus Beumer

cominvest Asset Management GmbH

Commerz Grundbesitz-Investmentgesellschaft mbH

Commerz Real AG

Manfred Breuer

Schumag AG

Heiko Burchardt

Ellerhold AG

Martin Fischedick

Borgers AG

Bernd Förster

SE Spezial Electronic AG

Dr. Bernhard Fuhrmann

Commerz Grundbesitz-Investmentgesellschaft mbH

Bernd Grossmann

Textilgruppe Hof AG

Gustav Holtkemper

COMMERZ PARTNER Beratungsgesellschaft für Vorsorge- und Finanzprodukte mbH

Herbert Huber

Saarländische Investitionskreditbank AG

Andreas Kleffel

Adolf Ahlers AG

Klaus Kubbetat

Goodyear Dunlop Tires Germany GmbH

Pensor AG

Michael Mandel

cominvest Asset Management GmbH

Commerz Grundbesitz-Investmentgesellschaft mbH

COMMERZ PARTNER Beratungsgesellschaft für Vorsorge- und Finanzprodukte mbH

Commerz Real AG

Erhard Modrejewski

Braunschweiger Baugenossenschaft eG

Dr. Thorsten Reitmeyer

cominvest Asset Management GmbH

Commerz Grundbesitz-Investmentgesellschaft mbH

Commerz Real AG

Jörg Schauerhammer

Herlitz AG

Herlitz PBS AG

Dirk Wilhelm Schuh

Commerz Grundbesitz-Investmentgesellschaft mbH

Commerz Real AG

GEWOBA Wohnen und Bauen AG

Berthold Stahl

Maincor AG

Arno Walter

ConCardis GmbH

Glossary

Ad hoc disclosure

A key objective of ad hoc disclosure is to prevent insider trading. Art. 15 of the German Securities Trading Act (*Wertpapierhandelsgesetz* – WpHG) requires issuers whose securities are admitted toofficial trading or to the Regulated Market to make disclosures on an ad hoc basis. A new fact has to be disclosed if it has occurred within the company's area of activity and is not familiar to the public. In addition, the new fact must affect the issuer's net assets or financial position or its general business progress and must exert a considerable influence on the market price of the listed securities or, in the case of listed bonds, must impair the issuer's ability to meet its obligations.

American Depositary Receipts (ADR)

In order to make trading easier in non-US equities, US banks issue depositary receipts for equities, whose originals are kept as a rule in their country of origin. These may be traded like equities on American stock exchanges, but can be issued in various forms. An ADR may, for instance, securitize merely part of a share, thereby creating an apparently cheaper price for it.

Asset-backed securities (ABS)

Securities whose interest payment and repayment of principal are covered, or backed, by the underlying pool of claims. As a rule they are issued by a special-purpose entity in securitized form.

Assets held for trading purposes

Under this balance-sheet item, securities, promissory notes, foreign exchange and derivative financial instruments which are used for dealing purposes are shown. They appear at their fair value.

Associated company

A company included in the consolidated financial statements neither on a fully or partially consolidated basis, but rather according to the equity method; however, a company which is included in the consolidation has a significant influence on its business and financial policies.

Back-testing

A procedure for monitoring the quality of value-at-risk models. For this purpose, the potential losses projected by the VaR approach are examined over a lengthy period to ascertain whether in retrospect they were not exceeded far more frequently than the applied confidence level would have suggested.

Benchmarks

Reference figures like indices, which are used, for instance, in portfolio management. For one thing, they can determine the direction of an investment strategy by providing the portfolio manager with orientation as regards the composition of portfolios. For another, they serve as a measure of investment performance.

Cash flow hedge

This entails covering the risk related to future interest payments from a floating-interest balance-sheet transaction by means of a swap. It is measured at fair value.

Cash flow statement

This shows the breakdown and changes in a company's cash and cash equivalents during the business year. It is divided up into the items operating, investing and financing activities.

Collateral agreement

An agreement covering the security or collateral to be furnished.

Collateralised Debt Obligations (CDOs)

ABS backed by a portfolio of different securities, especially loans and other securitized debt.

Commercial Mortgage Backed Securities (CMBS)

ABS secured by commercial real estate.

Confidence level

The probability with which a potential loss will not exceed the loss ceiling defined by the value-at-risk.

Corporate governance

Corporate governance establishes guidelines for transparent corporate management and supervision. The recommendations of the German Corporate Governance Code create transparency and strengthen confidence in responsible management; in particular, they serve shareholder protection.

Cost / income ratio

This represents the ratio of operating expenses to income before provisioning, indicating the cost-efficiency of the company or of one of its business units.

Credit default swap (CDS)

A financial instrument for taking over the credit risk from a reference asset (e.g. a security or credit). For this purpose, the buyer of protection pays the seller of protection a premium and receives a compensation payment if a previously specified credit event occurs.

Credit derivative
A financial instrument whose value depends on an underlying claim, e.g. a loan or security. As a rule, these contracts are concluded on an OTC basis. They are used amongst others in managing risk. The most frequently used credit derivative product is the credit default swap.

Credit-linked note (CLN)
A security whose performance is tied to a credit event. CLNs are frequently part of a securitization transaction or serve to restructure credit risk in order to satisfy specific customer wishes.

Credit VaR
The concept stems from the application of the value-at-risk concept for market risk to the area of credit-risk measurement. In substantive terms, the credit VaR is an estimate of the amount by which the losses arising from credit risk might potentially exceed the expected loss within a single year; for this reason: also unexpected loss. This approach is based on the idea that the expected loss merely represents the long-term median value for loan losses, which may differ (positively or negatively) from the actual loan losses in the current business year.

Deferred taxes
These are taxes on income to be paid or received in the future, resulting from discrepancies in assigned values between the balance sheet for tax purposes and the commercial balance sheet. At the time the accounts are prepared, they represent neither actual claims on nor liabilities to the tax authorities.

Derivatives
Financial instruments whose value depends on the value of another financial instrument. The price of the derivative is determined by the price of an underlying object (security, interest rate, currency, credit). These instruments offer greater possibilities for managing and steering risk.

Due diligence
The term is used to describe the process of intensive examination of the financial and economic situation and planning of a company by external experts (mostly banks, lawyers, auditors). In the run-up to an IPO or a capital increase, due diligence is needed before an offering prospectus can be compiled.

Economic capital
The amount which is sufficient to cover unexpected losses from risk-bearing items with a high degree of certainty (at Commerzbank currently 99.95%). It is not identical to either equity as shown in the balance sheet or regulatory capital.

Embedded derivatives
Embedded derivatives are components of an underlying financial instrument and inseparably linked to the latter, so-called hybrid financing instruments such as reverse convertible bonds. Legally and economically, they are bound up with one another.

Equity method
A consolidation method in a group's accounting to cover holdings in associated companies. The company's pro-rata net profit / loss for the year is included in the consolidated income statement as income / loss from equity investments.

Expected loss
Measure of the potential loss of a loan portfolio which can be expected within a single year on the basis of historical loss data.

Fair value
The price at which financial instruments may be sold or purchased on fair conditions. For measurement purposes, either market prices (e.g. stock-exchange prices) or – if these are unavailable – internal measurement models are used.

Fair value hedge
This is a fixed-interest balance-sheet item (e.g. a claim or a security) which is hedged against market risk by means of a swap. It is measured at fair value.

Financial instruments
Above all, credits or claims, interest-bearing securities, shares, equity investments, liabilities and derivatives are subsumed here.

Futures
The futures contract is a binding agreement committing both parties to deliver or take delivery of a certain number or amount of an underlying security or asset at a fixed price on an agreed date. Unlike options, futures contracts are very strongly standardized.

Goodwill
The difference between the purchase price and the value of the net assets thereby acquired, which remains after the hidden reserves have been realized when an equity investment is acquired or a company is taken over.

Hedge accounting
The presentation of discrepancies between the change in value of a hedging device (e.g. an interest-rate swap) and the hedged item (e.g. a loan). Hedge accounting is designed to reduce the influence on the income statement of measuring and recognizing changes in the fair value of derivative transactions.

Hedging
A strategy under which transactions are effected with the aim of providing cover against the risk of unfavourable price movements (interest rates, prices, commodities).

Hybrid financial instruments
These are financing instruments which can be flexibly adjusted to a company's needs. In terms of character, they rank somewhere between borrowed funds and equity, making it always possible to find an optimal balance between the wish to take on risks and the restriction of entrepreneurial management. Typical examples of hybrid financial instruments are subordinated loans, dormant equity holdings and profit-sharing certificates.

International Accounting Standards (IAS)
Accounting regulations approved by the International Accounting Standards Committee. The objective of financial statements prepared according to IAS is to provide investors with information to help them reach a decision with regard to the company's asset and financial position and also its earnings performance, including changes in the course of time. By contrast, financial statements according to HGB (German Commercial Code) are primarily geared to investor protection.

Letter of comfort
Usually, the commitment of a parent company towards third parties (e.g. banks) to ensure orderly business conduct on the part of its subsidiary and the latter's ability to its meet liabilities.

Liabilities from trading activities
Under this balance-sheet item, the derivative instruments held for trading purposes with a negative fair value appear, and also delivery commitments arising from the short-selling of securities. They are measured at fair value.

Loss review trigger
A warning signal that a trading unit might exceed its prescribed maximum loss. If this trigger is reached, appropriate measures are taken to prevent further losses.

Mark-to-market
Measurement of items at current market prices, including unrealized profits – without purchase costs being taken into consideration.

Mergers & acquisitions
In banking, M&A represents the advisory service offered to companies involved in such transactions, especially the purchase and sale of companies or parts of them.

Mezzanine
An Italian word meaning the intermediate storey of a building. A flexible financing instrument between equity and borrowed funds in balance-sheet terms. It is especially suitable for smaller businesses seeking to strengthen their capital base but not wishing to alter their ownership structure.

Netting
The setting-off of items (amounts or risks) which appear on different sides of a balance.

Options
Options are agreements giving one party the unilateral right to buy or sell a previously determined amount of goods or securities at a price established in advance within a defined period of time.

OTC
Abbreviation for "over the counter", which is used to refer to the off-the-floor trading of financial instruments.

Positive / negative fair value
The positive / negative fair value of a derivative financial instrument is the change in fair value between the conclusion of the transaction and the date of measurement, which has arisen due to favourable or unfavourable overall conditions.

Profit-sharing certificate
Securitization of profit-and-loss-sharing rights which are issued by companies of various legal forms and are introduced to official (stock-exchange) trading. Under certain conditions, profit-sharing certificates may be counted as part of banks' liable funds.

Rating
Standardized assessment of the creditworthiness of companies, countries or of debt instruments issued by them, on the basis of standardized qualitative and quantitative criteria. The rating process forms the basis for determining the probability of default, which in turn is used in calculating the capital needed to back the credit risk. Ratings may be worked out by the Bank itself (internal ratings) or by specialized rating agencies such as Standard & Poor's, Fitch and Moody's (external ratings).

Repo transactions
Abbreviation for repurchase agreements; these are combinations of spot purchases or sales of securities and the simultaneous forward sale or repurchase of these securities in an agreement involving the same counterparty.

Residential Mortgage Backed Securities (RMBS)
ABS secured by retail residential real estate.

Return on equity
This is calculated by the ratio between a profit amount and the average amount of equity; it indicates the return achieved by the company on the capital which it employs.

Revaluation reserve
In the revaluation reserve, changes in the fair value of securities booked under financial assets and equity investments appear, with no effect on the income statement.

Securitization
In a securitization, claims (e.g. loans, trade bills or leasing claims) are pooled and transferred to a special-purpose entity or vehicle (SPV). The SPV raises funds by issuing securities (e.g. ABS or CLNs). Repayment and the interest payments on the securities are directly linked to the performance of the underlying claims rather than to that of the issuer.

Shareholder value
The shareholder value concept gives priority to the interests of proprietors or, in the case of listed companies, shareholders. Under this approach, the company's management is committed to increasing the value of the company over the long term and thus to lifting its share price. This contrasts with a "stakeholder policy", which aims to achieve a balance between the interests of shareholders and other groups involved, such as customers, employees, providers of outside funds, banks, etc. One major component of the shareholder value principle is also a shareholder-oriented, transparent information policy, which above all at major listed companies is entrusted to investor relations.

Spread
The difference between prices or interest rates, e.g. the differential between the buying and the selling price of securities, or the premium paid on a market interest rate in the case of weaker creditworthiness.

Standard risk costs
These represent the average expected calculatory risk costs in a given year (expected loss) or the valuation allowances due to the default of customers or counterparties.

Stop-loss limit
This type of limit serves to restrict or prevent losses, such that if the fair value falls below a previously determined level, the trading position in question has to be closed or the asset sold.

STOXX
The STOXX "family" of indices is a system of European benchmark, blue chip and sectoral indices. STOXX Limited itself is a joint venture between Deutsche Börse AG, Dow Jones & Company, SBF-Bourse de France and the Swiss Stock Exchange.

Stress testing
Stress tests are used in an attempt to model the losses produced by extreme events, as these cannot as a rule be adequately presented by VaR models. Generally, VaR risk ratios are based on a "normal" market environment, rather than on very rare extreme situations which cannot, as a result, be represented statistically – such as the 1987 stock-market crash or the 1997/98 Asian crisis. Stress tests therefore represent a rational complement to VaR analyses, and also one that is required by regulators.

Subsidiary
Company controlled by its parent and fully consolidated. If it is of minor significance, it is not included in the consolidation. In this case, the company appears at amortized cost.

Subprime
Refers in contrast to prime, to the segment of borrowers with low credit standing. Presently the term subprime is mostly used in order to describe the segment of the US retail residential mortgage market consisting of borrowers with low credit standing.

Sustainability
Sustainability describes business management on a long-term basis which is compatible with acceptable living conditions now and in the future. Its guiding objectives are responsibility for the environment and balanced social relations.

Swaps
Financial instruments in which the swapping of payment flows (interest and / or currency amounts) is agreed over a fixed period. Through interest-rate swaps, interest-payment flows are exchanged (e.g. fixed for floating rate). Currency swaps offer the additional opportunity to eliminate the exchange-rate risk by swapping amounts of capital.

Value-at-risk model (VaR)
VaR refers to a method of quantifying risk. VaR is only informative if the holding period (e.g. 1 day) and the confidence level (e.g. 97.5%) are specified. The VaR figure then indicates the loss ceiling which will not be exceeded within the holding period with a probability corresponding to the confidence level.

Volatility
The term volatility is used to characterize the price fluctuation of a security or currency. Frequently, this is calculated from the price history or implicitly from a price-fixing formula in the form of the standard deviation. The greater the volatility, the riskier it is to hold the investment.

Published by
Commerzbank AG
Head Office
Kaiserplatz
Frankfurt am Main
www.commerzbank.com

This annual report is also available in English.
Both versions have been put online.

ISSN 0414-0443 | VKI 02041

Concept and Design
wir design, Berlin Braunschweig

Photographs
Catrin Moritz (pages 6, 12, 13, 14)
Dominik Obertreis (pages 32 / 33, 52 / 53, 78 / 79, 84 / 85)
Jose Fuste Raga / Corbis (page 62 / 63)
Jörg Modrow / Laif (page 72 / 73)
Stefan Oelsner / Keystone (page 4)

Printing and Processing
Kunst- und Werbedruck, Bad Oeynhausen

The manufacture of this report was climate-neutral. The greenhouse gas emissions required to produce and distribute this report, totalling 135 tonnes of CO_2 equivalents, were compensated for by additional high-value climate protection efforts in Brazil related to the small-scale hydroelectric project Paraíso.

Five-year overview

Income statement (€ m)	2007	2006	2005	2004	2003
Net interest income	4,020	3,937	3,167	3,013	2,776
Provision for possible loan losses	-479	-878	-521	-836	-1,084
Net commission income	3,150	2,927	2,415	2,250	2,136
Trading profit[1]	879	1,111	685	545	777
Net investment income	126	770	647	339	291
Other result	183	-14	26	193	174
Operating expenses	5,366	5,204	4,662	4,493	4,511
Operating profit	2,513	2,649	1,757	1,011	559
Regular amortization of goodwill	-	-	-	83	110
Restructuring expenses	8	253	37	132	104
Expenses arising from special factors	-	-	-	-	2,325
Pre-tax profit	2,505	2,396	1,720	796	-1,980
Taxes on income	580	595	427	353	249
Profit/loss attributable to minority interests	-8	-197	-106	-81	-91
Consolidated surplus	1,917	1,604	1,187	362	-2,320

Key figures					
Earnings per share (€)	2.92	2.44	1.97	0.61	-4.26
Dividend total (€ m)	657	493	328	150	-
Dividend per share (€)	1.00	0.75	0.50	0.25	-
Operating return on equity (%)	18.7	21.8	17.2	9.9	4.9
Return on equity of consolidated surplus (%)	15.4	14.2	12.8	4.0	-22.3
Operating cost/income ratio (%)	64.2	59.6	67.2	70.9	73.3

Balance sheet (€ bn)	31.12.2007	31.12.2006	31.12.2005	31.12.2004	31.12.2003
Balance-sheet total	616.5	608.3	444.9	424.9	381.6
Total lending	316.6	316.4	164.6	160.5	164.7
Liabilities	490.0	495.8	329.7	307.7	279.2
Equity[2]	16.1	15.3	13.5	11.0	10.3

BIS capital ratios (%)					
Core capital ratio, excluding market-risk position	7.0	6.8	8.2	7.8	7.6
Core capital ratio, including market-risk position	6.9	6.7	8.0	7.5	7.3
Own funds ratio	10.8	11.1	12.5	12.6	13.0

Short/long-term rating					
Moody's Investors Service, New York	P-1/Aa3	P-1/A2	P-1/A2	P-1/A2	P-1/A2
Standard & Poor's, New York	A-1/A	A-2/A-	A-2/A-	A-2/A-	A-2/A-
Fitch Ratings, London	F1/A	F1/A	F2/A-	F2/A-	F2/A-

[1] including net result on hedge accounting

[2] including minority interests


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2008 Financial Calendar

May 7, 2008	Interim Report Q1 2008
May 15, 2008	Annual General Meeting
May 16, 2008	Dividend Payment
August 6, 2008	Interim Report Q2 2008
September 24, 2008	Investors' Day
November 5, 2008	Interim Report Q3 2008
Mid-February 2009	Annual Results Press Conference 2008
End-March 2009	Annual Report 2008

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END